As filed with the Securities and Exchange
Commission on April 4, 2017

Registration No. 333-202174
Registration No. 811-05626

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [ ]
    Pre-Effective Amendment No. _____ [ ]
    Post-Effective Amendment No. 5 [X]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940 [ ]
    Post-Effective Amendment No. 417 [X]
(Check appropriate box or boxes.)

Separate Account B
(Exact Name of Registrant)

Voya Insurance and Annuity Company
(Name of Depositor)

909 Locust Street
Des Moines, Iowa 50309
(Address of Depositor's Principal Executive Offices) (Zip Code)

(770) 980-5100
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Senior Counsel
Voya Insurance and Annuity Company
One Orange Way, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):
    [ ]   immediately upon filing pursuant to paragraph (b) of Rule 485
    [X]   on May 1, 2017, pursuant to paragraph (b) of Rule 485
    [ ]   60 days after filing pursuant to paragraph (a)(1)
    [ ]   on _____, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
    [ ]   This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Flexible Premium Deferred Individual Variable Annuity Contract

PART A
INFORMATION REQUIRED IN A PROSPECTUS

VOYA PREFERRED ADVANTAGE VARIABLE ANNUITY

A FLEXIBLE PREMIUIM DEFERRED INDIVIDUAL VARIABLE
ANNUITY CONTRACT
issued by
Voya Insurance and Annuity Company
and its
Separate Account B

Supplement dated May 1, 2017

This supplement updates and amends certain information contained in your prospectus dated May 1, 2017. Please read it carefully and keep it with your prospectus for future reference.

_____

NOTICE OF AND IMPORTANT INFORMATION ABOUT AN
UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the Subaccount that corresponds to the VY® FMR® Diversified Mid Cap Portfolio.*

On April 28, 2017, the subaccount that invests in the VY® FMR® Diversified Mid Cap Portfolio was closed to new investors and to new investments by existing investors. Subject to shareholder approval, effective after the close of business on or about July 14, 2017, (the "Reorganization Date"), Class ADV shares of the VY® FMR® Diversified Mid Cap Portfolio (the "Merging Fund") will reorganize with and into Class ADV shares of the Voya MidCap Opportunities Portfolio (the "Surviving Fund").

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date and for 30 days thereafter, you may transfer amounts allocated to the Subaccount that invests in the Merging Fund to any other available Subaccount. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the TRANSFERS section beginning on page 25 of your Contract prospectus for information about making Subaccount transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Date. On the Reorganization Date, your investment in the Subaccount that invests in the Merging Fund will automatically become an investment in the Subaccount that invests in the Surviving Fund with an equal total Net Asset Value. You will not incur any tax liability because of this automatic reallocation, and your Accumulation Value immediately before the reallocation will equal your Accumulation Value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your Contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the Subaccount that invests in the Merging Fund will be automatically allocated to the Subaccount that invests in the Surviving Fund. **See the TRANSFERS section beginning on page 25 of your Contract prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271 Des Moines, Iowa 50306-9271, 1-888-854-5950.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
1-888-854-5950

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

VOYA INSURANCE AND ANNUITY COMPANY
Separate Account B
Voya Preferred Advantage Variable Annuity
CONTRACT PROSPECTUS – MAY 1, 2017

The Contract. The Contract described in this prospectus is a flexible premium deferred individual variable annuity contract (the "Contract") issued by Voya Insurance and Annuity Company (the "Company," "we," "us" and "our"). The Contract is issued to the Contract Owner ("you and your") as either a Nonqualified Contract (a contract that does not qualify for special federal income tax treatment under the Internal Revenue Code of 1986, as amended (the "Tax Code")) or as a Qualified Contract (a contract that qualifies for such treatment). A Qualified Contract may be issued as either a traditional Individual Retirement Annuity ("IRA") under sections 408(a) and (b) of the Tax Code, a Roth IRA under section 408A of the Tax Code, a SEP IRA under section 408(k) of the Tax Code, a Simple IRA under section 408(p) of the Tax Code or as a Stretch IRA.

> **Why Reading This Prospectus is Important.** This prospectus contains facts about the Contract and its variable investment options. This information will help you decide if the Contract is right for you. Please read this prospectus carefully and keep it for future reference.

Variable Investment Options. The Contract provides a means for you to allocate your Purchase Payments into one or more variable investment options. These options are called Subaccounts. The Subaccounts are within Separate Account B, a separate account of the Company. Each Subaccount invests in one of the mutual funds ("funds") listed on the next page. Earnings on amounts invested in a Subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. The funds in which the Subaccounts invest have various risks. Information about the risks of investing in the funds through the Contract is located in **THE INVESTMENT OPTIONS** section on page 12. The particular risks associated with each fund are detailed in the fund's prospectus. Read this prospectus in conjunction with the fund prospectuses and retain them for future reference.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the Contract. **See the CONTRACT DISTRIBUTION section on page 45 for further information about the amount and types of compensation we may pay.**

These Contracts are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The Contracts are subject to investment risk, including the possible loss of the principal amount invested.

Getting Additional Information. If you received a summary prospectus for any of the funds available through the Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2017, Statement of Additional Information ("SAI") associated with this prospectus free of charge by indicating your request on your application materials or by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, 1-888-854-5950. You may also obtain a prospectus or an SAI for any of the funds by calling that number. The Contract prospectus, the SAI and other information about Separate Account B may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operation of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, emailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the Contract offered through this prospectus, you may find it useful to use the number assigned to the registration statement of this Contract prospectus under the Securities Act of 1933. This number is 333-202174. The SAI table of contents is listed on page 78 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

*The Funds**

The following chart lists the funds that are currently available through the Contract.

American Funds Insurance Series® – Blue Chip Income and Growth Fund (Class 4)
American Funds Insurance Series® – Bond Fund (Class 4)
American Funds Insurance Series® – Capital Income Builder® (Class 4)
American Funds Insurance Series® – Global Growth Fund (Class 4)
American Funds Insurance Series® – Growth Fund (Class 4)
American Funds Insurance Series® – International Fund (Class 4)
American Funds Insurance Series® – New World Fund® (Class 4)
BlackRock Equity Dividend V.I. Fund (Class III)
BlackRock Global Allocation V.I. Fund (Class III)
BlackRock High Yield V.I. Fund (Class III)
BlackRock iShares® Alternative Strategies V.I. Fund (Class III)
BlackRock iShares® Dynamic Allocation V.I. Fund (Class III)
ClearBridge Variable Aggressive Growth Portfolio (Class II)
ClearBridge Variable Mid Cap Portfolio (Class II)
Columbia Variable Portfolio – Seligman Global Technology Fund (Class 2)
Deutsche Alternative Asset Allocation VIP (Class B)
Deutsche Core Equity VIP (Class B)
Eaton Vance VT Floating-Rate Income Fund (Initial Class)
Federated High Income Bond Fund II (Service Class)
Federated Kaufmann Fund II (Service Class)
Fidelity® VIP Disciplined Small Cap Portfolio (Service Class 2)
Fidelity® VIP FundsManager 20% Portfolio (Service Class 2)[i]
Fidelity® VIP FundsManager 60% Portfolio (Service Class 2)[i]
Fidelity® VIP FundsManager 85% Portfolio (Service Class 2)[i]
Fidelity® VIP Strategic Income Portfolio (Service Class 2)
Invesco V.I. Balanced-Risk Allocation Fund (Series II)
Ivy VIP Balanced (Class II)
Ivy VIP Energy (Class II)
Ivy VIP International Core Equity (Class II)
Ivy VIP Real Estate Securities (Class II)
Ivy VIP Small Cap Growth (Class II)
Ivy VIP Small Cap Core (Class II)
Janus Aspen Balanced Portfolio (Service Class)
Janus Aspen Enterprise Portfolio (Service Class)
MFS® Global Real Estate Portfolio (Service Class)
MFS® International Value Portfolio (Service Class)
MFS® Research Series (Service Class)
MFS® Strategic Income Portfolio (Service Class)
MFS® Utilities Series (Service Class)
MFS® Value Series Portfolio (Service Class)
Oppenheimer Core Bond Fund/VA (Service Class)
Oppenheimer Discovery Mid Cap Growth Fund/VA (Service Class)
Oppenheimer International Growth Fund/VA (Service Class)
Oppenheimer Main Street Fund®/VA (Service Class)
PIMCO All Asset Portfolio (Administrative Class)[i]
PIMCO Low Duration Portfolio (Administrative Class)
PIMCO Short-Term Portfolio (Administrative Class)
PIMCO Total Return Portfolio (Administrative Class)
Putnam VT American Government Income Fund (Class IB)

Putnam VT Income Fund (Class IB)
Putnam VT International Equity Fund (Class (IB)
Putnam VT International Value Fund (Class IB)
Putnam VT Investors Fund (Class IB)
Putnam VT Small Cap Value Fund (Class IB)
T. Rowe Price Blue Chip Growth Portfolio (Class II)
T. Rowe Price Health Sciences Portfolio (Class II)
Templeton Global Bond VIP Fund (Class 2)
Voya Global Bond Portfolio (Class ADV)
Voya Global Perspectives® Portfolio (Class ADV)[i]
Voya Government Liquid Assets Portfolio (Class S2)
Voya High Yield Portfolio (Class ADV)
Voya Intermediate Bond Portfolio (Class ADV)
Voya International Index Portfolio (Class ADV)
Voya Large Cap Growth Portfolio (Class ADV)
Voya MidCap Opportunities Portfolio (Class ADV)
Voya Retirement Conservative Portfolio (Class ADV)[i, ii]
Voya Retirement Growth Portfolio (Class ADV)[i, ii]
Voya Retirement Moderate Growth Portfolio (Class ADV)[i, ii]
Voya Retirement Moderate Portfolio (Class ADV)[i, ii]
Voya Russell™ Large Cap Growth Index Portfolio (Class S)
Voya Russell™ Large Cap Index Portfolio (Class ADV)
Voya Russell™ Large Cap Value Index Portfolio (Class S)
Voya Russell™ Mid Cap Index Portfolio (Class ADV)
Voya Russell™ Small Cap Index Portfolio (Class ADV)
Voya Small Company Portfolio (Class ADV)
Voya SmallCap Opportunities Portfolio (Class ADV)
Voya Solution 2025 Portfolio (Class ADV)[i]
Voya Solution 2035 Portfolio (Class ADV)[i]
Voya Solution 2045 Portfolio (Class ADV)[i]
Voya Solution 2055 Portfolio (Class ADV)[i]
Voya Solution Income Portfolio (Class ADV)[i]
VY® American Century Small-Mid Cap Value Portfolio (Class ADV)
VY® Baron Growth Portfolio (Class ADV)
VY® BlackRock Inflation Protected Bond Portfolio (Class ADV)
VY® Columbia Contrarian Core Portfolio (Class ADV)
VY® Columbia Small Cap Value II Portfolio (Class ADV)
VY® Franklin Income Portfolio (Class ADV)
VY® Invesco Equity and Income Portfolio (Class ADV)
VY® Invesco Growth and Income Portfolio (Class ADV)
VY® JPMorgan Emerging Markets Equity Portfolio (Class ADV)
VY® JPMorgan Mid Cap Value Portfolio (Class ADV)
VY® JPMorgan Small Cap Core Equity Portfolio (Class ADV)
VY® Morgan Stanley Global Franchise Portfolio (Class ADV)
VY® Oppenheimer Global Portfolio (Class ADV)
VY® T. Rowe Price Capital Appreciation Portfolio (Class ADV)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class ADV)
VY® T. Rowe Price Equity Income Portfolio (Class ADV)
VY® T. Rowe Price Growth Equity Portfolio (Class ADV)
VY® T. Rowe Price International Stock Portfolio (Class ADV)
VY® Templeton Foreign Equity Portfolio (Class ADV)

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* **See Appendix I for further information about the funds available through the Contract, including a listing of all fund name changes.**

[i] This fund is structured as either a "fund of funds" or as a "Master-Feeder" fund. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. **See the *Fund Fees and Expenses* table on page 7 and the *Fund of Funds* section on page 23 for more information about "fund of funds."**

[ii] This fund employs a managed volatility strategy. **See the *Funds With Managed Volatility Strategies* section on page 23 for more information about managed volatility funds.**

TABLE OF CONTENTS

GLOSSARY OF TERMS USED IN THIS PROSPECTUS

The following are some of the important terms used throughout this prospectus that have special meaning. There are other capitalized terms which are explained or defined in other parts of this prospectus.

Accumulation Phase: The period of time from the Contract Date to the Annuity Commencement Date.

Accumulation Unit: A unit of measurement used to calculate the Accumulation Value during the Accumulation Phase.

Accumulation Unit Value ("AUV"): The value of an Accumulation Unit for a Subaccount of Separate Account B. Each Subaccount of Separate Account B has its own Accumulation Unit Value, which may increase or decrease daily based on the investment performance of the applicable underlying fund in which it invests.

Accumulation Value: On the Contract Date, the Accumulation Value equals the initial Purchase Payment paid less any premium tax, if applicable. Thereafter, the Accumulation Value will equal the sum of the amounts allocated to the Subaccounts of Separate Account B in which your Contract is invested.

Annuitant: The individual(s) designated by you and upon whose life Annuity Payments are based.

Annuity Commencement Date: The date Annuity Payments begin.

Annuity Payments: The periodic payments made by us to you or, subject to our consent, a payee designated by you.

Annuity Payment Phase: The period of time during which we make Annuity Payments, which begins on the Annuity Commencement Date.

Annuity Plan: The Annuity Payment option elected by you that determines the frequency, duration and amount of the Annuity Payments. Only fixed Annuity Plan payments are available through the Contract.

Asset Based Administration Fee: The daily fee we deduct from your Accumulation Value to compensate us for the risk that the Maintenance Fee will not cover actual expenses and for mortality risks during the Annuity Payment Phase.

Beneficiary: The Beneficiary is the individual or entity designated by you to receive the Death Benefit.

Business Day: Any day that is a Valuation Date.

Contract Anniversary: The anniversary of the Contract Date. If the Contract Date is February 29th, in non-leap years, the Contract Anniversary shall be March 1st.

Contract Date: The date your Contract becomes effective. The Contract Date is used to determine Contract Years and Contract Anniversaries.

Contract Year: A period of 12 months commencing with the Contract Date or any Contract Anniversary.

Customer Service: The location from which we service the Contracts. The mailing address and telephone number of Customer Service is P.O. Box 9271, Des Moines, Iowa 50306-9271, 1-888-854-5950.

Death Benefit: The amount payable to the Beneficiary due to the death of the Owner (or the death of the Annuitant if the Owner is a non-natural person) during the Accumulation Phase.

General Account: The account which contains all of our assets other than those held in Separate Account B or one of our other separate accounts.

Insurable Interest: Insurable Interest means a lawful and substantial economic interest in the continued life of the Annuitant. An Insurable Interest does not exist if the Owner's sole economic interest in the Annuitant arises as a result of the Annuitant's death.

IRA: A Qualified Contract issued as a traditional Individual Retirement Annuity under Sections 408(a) and 408(b) of the Tax Code, a Roth IRA under Section 408A of the Tax Code, a SEP IRA under Section 408(k) of the Tax Code, a SIMPLE IRA issued under Section 408(p) of the Tax Code or a Stretch IRA contract.

Irrevocable Beneficiary: A Beneficiary whose rights and interest under the Contract cannot be changed without his, her or its consent.

Joint Owner: An individual who, along with another individual Owner, is entitled to exercise the rights incident to ownership. Both Joint Owners must agree to any change or the exercise of any rights under the Contract. The Joint Owner may not be an entity and may not be named if the Owner is an entity.

Maturity Date: The January 1st following the oldest Annuitant's attainment of age 95, which is the latest available Annuity Commencement Date under the Contract.

Net Asset Value: A fund's current market value.

Net Investment Factor: The factor which reflects the investment experience of the fund in which a Subaccount of Separate Account B invests as well as the asset-based charges assessed against that Subaccount for a Valuation Period during the Accumulation Period.

Notice to Us: Notice made in a form that: (1) is approved by, or is acceptable to, us; (2) has the information and any documentation we determine in our discretion to be necessary to take the action requested or exercise the right specified; and (3) is received by us at Customer Service. Under certain circumstances, we may permit you to provide Notice to Us by telephone or electronically.

Owner: The person or persons who own the Contract and are entitled to exercise all rights under the Contract. This person's death during the Accumulation Phase usually initiates payout of the Death Benefit.

Proof of Death: Documentation that we require to establish death.

Proceeds: The amount payable upon surrender, the amount payable to the Beneficiary if the Owner dies before the Annuity Commencement Date or the amount payable under an Annuity Plan.

Purchase Payment(s): The initial premium payment and any future premium payments made with respect to your Contract.

Roth IRA: An individual retirement account allowing a person to set aside after-tax income up to a specified amount each year. Both earnings on the account and withdrawals after age 59½ are tax free. Nonqualified distributions from a Roth IRA may be subject to a penalty upon withdrawal.

SEP IRA: A Contract that is issued as part of a simplified employee pension plan ("SEP") established by an employer for use in connection with Section 408(k) of the Tax Code.

Separate Account B: The segregated asset account established by us to fund the variable benefits provided by the Contract.

SIMPLE IRA: A Contract that is issued as part of a savings incentive match plan for employees ("SIMPLE") established by an employer for use in connection with Section 408(p) of the Tax Code.

Specially Designated Subaccount: A Subaccount that is used as a "holding" account for administrative purposes. The Specially Designated Subaccount is currently the Voya Government Liquid Assets Portfolio.

Stretch IRA: A Stretch IRA is an estate planning concept that is applied to extend the financial life of an IRA across multiple generations. A Stretch IRA strategy allows the original Beneficiary of an IRA to distribute assets to a designated second-generation Beneficiary, or even a third- or fourth-generation (or more) Beneficiary. By using this strategy, the IRA can be passed on from generation to generation while Beneficiaries enjoy tax-deferred and/or tax-free growth as long as possible. The term "stretch" does not represent a specific type of IRA; rather it is a financial strategy that allows individuals to stretch out the life – and therefore the tax advantages – of an IRA.

Subaccount: Each division of Separate Account B that is an investment option under the Contract and invests in an underlying fund.

Surrender Value: The amount you receive upon surrender of the Contract, which equals the Accumulation Value less any applicable charges.

Valuation Date: Each date on which the Accumulation Unit Value of the Subaccounts of Separate Account B and the Net Asset Value of the shares of the underlying funds are determined. Currently, these values are determined after the close of business of the New York Stock Exchange ("NYSE") on any normal Business Day, Monday through Friday, when the NYSE is open for trading.

Valuation Period: The period of time from the close of regular trading on the NYSE (generally 4:00 p.m., Eastern Standard Time) to the close of regular trading on the next succeeding Valuation Date.

FEE TABLES

The purpose of the following tables is to assist you in understanding the various fees and expenses you may pay, directly or indirectly, when buying, owning and surrendering the Contract described in this prospectus. In addition to the fees and expenses described below, state premium taxes currently ranging from 0% to 4% of Purchase Payments may also be deducted.* See the FEES AND EXPENSES section on page 19 for more information.

Maximum Contract Owner Transaction Expenses

Transaction expenses include those expenses you may pay when transferring Accumulation Value between the Subaccounts. You may pay the following transaction expense during the time you own your Contract:

Maximum Excess Transfer Charge	$25.00 [1]

Maximum Periodic Fees and Charges

Periodic fees and charges are those fees and charges you may pay periodically during the time that you own the Contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee	$50.00 [2]

Separate Account Annual Expenses (as a percentage of average Accumulation Value)

Maximum Asset Based Administration Fee	1.15% [3]

Fund Fees and Expenses

The following table shows the minimum and maximum total annual fund operating expenses that you may pay periodically during the time that you own the Contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for the fund.

Total Annual Fund Operating Expenses *(expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees and other expenses)*	**Minimum** 0.63%	**Maximum** 1.93%

Total annual fund expenses are deducted from amounts that are allocated to the fund. They include management fees and other expenses and may include distribution (12b-1) fees. Other expenses may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and Contract Owner services provided on behalf of the fund. Distribution (12b-1) fees are used to finance any activity that is primarily intended to result in the sale of fund shares.

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* State premium taxes may apply, but are not reflected in the fee tables or examples. **See FEES AND EXPENSES – *Premium and Other Taxes* on page 22.**

[1] Any transfer of value between Subaccounts in excess of 12 in a Contract Year is an Excess Transfer and subject to the Excess Transfer Charge. We currently do not impose this charge, but reserve the right to do so in the future. **See FEES AND EXPENSES – *Transaction Expenses* on page 19.**

[2] We deduct this charge from the Accumulation Value on each Contract Anniversary or upon surrender. The annual Maintenance Fee is waived if the Accumulation Value at the end of a Contract Year is greater than or equal to $15,000. **See "FEES – *Periodic Fees and Charges* on page 20.**

[3] For Contracts issued prior to November 21, 2016, we assess this charge on a daily basis at a rate of 0.001649%, including leap year (equivalent to an annual rate of 0.60%). For Contracts issued on and after November 21, 2016, we assess this charge on a daily basis at a rate of 0.003169%, including leap year (equivalent to an annual rate of 1.15%). The maximum annual charge above has been rounded to the nearest one hundredth of one percent. **See "FEES – *Periodic Fees and Charges* on page 20.**

If a fund is structured as either a "fund of funds" or as a "Master-Feeder" fund, total annual fund expenses also include the fees associated with the funds in which it invests. Because of this a fund that is structured as either a "fund of funds" or as a "Master-Feeder" fund may have higher fees and expenses than a fund that invests directly in debt and equity securities. **For a list of the "fund of funds" or "Master-Feeder" funds available through the Contract, see _The Funds_ subsection on page 2.**

See FEES AND EXPENSES – _Fund Fees and Expenses_ **on page 20 for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.**

Examples
The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.

The following examples assume that you invest $10,000 in the Contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum periodic fees and charges and the **maximum** and **minimum** fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Maximum Fund Fees and Expenses				Minimum Fund Fees and Expenses			
1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$309.00	$637.00	$1,298.00	$3,064.00	$179.00	$376.00	$777.00	$1,896.00

CONTRACT SUMMARY

General Description
This prospectus describes all material features and benefits of the Contract and your rights and limitations thereunder. It also sets forth information you should know before making the decision to purchase the Voya Preferred Advantage Variable Annuity offered by Voya Insurance and Annuity Company and funded by Separate Account B. The description of the Contract in this prospectus is subject to the terms of the Contract purchased by an Owner and any endorsement or rider to it. An applicant may review a copy of the Contract and any endorsement or rider to it upon request.

This summary provides a brief overview of the more significant aspects of the Contract. Further detail is provided in this prospectus, the related SAI, the Contract and the summary or full prospectuses for the funds being considered. The Contract described in this prospectus, together with any applications and any riders or endorsements, constitutes the entire agreement between you and us and should be retained. For further information about the Contract, contact us at:

Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
1-888-854-5950

State variations are covered in a special Contract form used in that state. This prospectus provides a general description of the Contract. References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to review a copy of the Contract for your particular state, contact Customer Service or your local representative.

Contract Design

The Contract described in this prospectus is a flexible premium deferred individual variable annuity contract. It is intended to be used as a funding vehicle that defers taxes on investment earnings and offers a variety of Subaccounts to help meet long-term financial goals.

We will issue the Contract if the Annuitant and the Owner (if an individual) are age 80 or younger at the time of application. An Insurable Interest between the Owner and each Annuitant must exist at the time we issue the Contract.

The Contract may be issued as a Nonqualified Contract or as a Qualified Contract issued as a traditional Individual Retirement Annuity under Sections 408(a) and 408(b) of the Tax Code, a Roth IRA under Section 408A of the Tax Code, a SEP IRA under Section 408(k) of the Tax Code, a SIMPLE IRA issued under Section 408(p) of the Tax Code or a Stretch IRA contract.

Investment Options

Purchase Payments will be allocated among one or more of the Subaccounts of Separate Account B. Each Subaccount invests its assets directly in shares of an underlying fund, and each fund has its own distinct investment objectives, fees and expenses and investment advisers. The funds are not directly available to individual investors, but are available only through variable insurance contracts issued through a separate account of the Company or other life insurance companies and through certain qualified pension and retirement plans. You do not invest directly in or hold shares of the funds. **See THE INVESTMENT OPTIONS section on page 12.**

There is no guarantee that your Accumulation Value will increase. Depending upon the investment experience of each fund in which a Subaccount invests, your Accumulation Value may increase or decrease daily. You bear the investment risk for the funds in which the Subaccounts invest; you will benefit from favorable investment experience but also bear the risk of poor investment performance.

Purchase Payments

The minimum initial Purchase Payment must be at least $5,000 for both Qualified and Nonqualified Contracts. We will accept additional Purchase Payments, subject to our right in the Contract to limit or refuse to accept additional Purchase Payments. Subject to any state variations, each additional Purchase Payment must be at least $1,000 for Qualified Contracts and $500 for Nonqualified Contracts. We will not accept additional Purchase Payments if the Annuitant or the Owner (if an individual) is age 85 or older when the additional Purchase Payment is received. For a traditional IRA Contract, you generally may not make Purchase Payments after March 31st of the year following the year in which you reach age 70½. **See the CONTRACT PURCHASE section on page 17.**

Your Right to Cancel the Contract

You have the right to examine your Contract and return it to us within 15 days of its receipt (or longer as state law may allow or if issued as a replacement Contract). If so returned, unless otherwise noted herein, we will promptly pay you the Accumulation Value as of the date the returned Contract is received by us, plus any fees and charges we may have deducted. **See the FREE LOOK/RIGHT TO CANCEL section on page 19.**

Transfers

On any Business Day 30 days after the Contract Date and prior to the Annuity Commencement Date, you may transfer your Accumulation Value among any of the available Subaccounts. We currently do not deduct any charges for transfers; but, we reserve the right to assess up to $25 for each transfer after the twelfth transfer in a Contract Year. **See the TRANSFERS section on page 25.**

Asset Allocation Programs

Dollar cost averaging is a systematic program of transferring Accumulation Value to selected Subaccounts. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low.

Automatic rebalancing is a systematic program through which your Accumulation Value is periodically reallocated among selected Subaccounts to maintain the allocation percentages you have chosen.

There is no charge to participate in these asset allocation programs. There are, however, certain conditions on participation in them. **See the TRANSFERS section on page 25**.

Contract Surrender

You may surrender the Contract at any time prior to the Annuity Commencement Date in exchange for its Surrender Value. No surrender may be made on or after the Annuity Commencement Date or with respect to any amounts applied under an Annuity Plan. Upon our payment of the Surrender Value, your Contract terminates without further value. **See the SURRENDERS section on page 29.**

Withdrawals

Any time prior to the Annuity Commencement Date and while the Contract is in effect, you may withdraw all or part of your Accumulation Value. Certain taxes may apply. **See the WITHDRAWALS section on page 30.**

Systematic Distribution Options

At any time prior to the Annuity Commencement Date, you may receive periodic withdrawals from your Accumulation Value, while retaining the account in the Accumulation Phase. **See the Systematic Withdrawals subsection on page 30.**

Death Benefit

Your Beneficiary may receive a financial benefit in the event of your death (or the death of the Annuitant if the Owner is a non-natural person) during the Accumulation Phase. The availability of a Death Benefit after the Annuity Commencement Date depends upon the Annuity Plan elected. **See the DEATH BENEFIT section on page 32 and the ANNUITY PAYMENTS AND ANNUITY PLANS section on page 34.**

Contract Phases

A variable annuity has two phases: An **Accumulation Phase** and an **Annuity Payment Phase. See the ANNUITY PAYMENTS AND ANNUITY PLANS section on page 34**.

Accumulation Phase: During the Accumulation Phase, you accumulate dollars under your Contract by directing us to allocate your Purchase Payments into one or more of the Subaccounts available under the Contract.

Annuity Payment Phase: During the Annuity Payment Phase, you start receiving fixed Annuity Payments under an Annuity Plan.

In general, you may:
- Receive Annuity Payments for a specified period of time or for life; or
- Receive Annuity Payments monthly, quarterly, semi-annually or annually.

Factors You Should Consider before Purchasing the Contract

Contract Charges and Fees

Certain charges and fees are deducted from your Accumulation Value to compensate us for our costs and expenses, services we render and risks assumed under the Contract. **See the FEES AND EXPENSES section on page 19.**

Investment Risk

For amounts you allocate to the Subaccounts of Separate Account B:
- Your Accumulation Value will fluctuate with the markets, interest rates and the performance of the underlying funds;
- You assume the risk that your Accumulation Value may decline or may not perform to your expectations. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations;
- Each fund has various investment risks, and some funds are riskier than others;
- You should read each fund's prospectus and understand the risks associated with the fund before allocating your Purchase Payments or any of your Accumulation Value to its corresponding Subaccount;
- The particular risks associated with each fund are detailed in the fund's prospectus; and
- There is no assurance that any fund will achieve its stated investment objective.

Taxation

The Contract is tax-deferred, which means you will generally not pay taxes on any earnings from the Contract described in this prospectus until they are withdrawn. Prior to the Annuity Commencement Date, partial withdrawals, surrenders or assignments may result in recognition of ordinary income for tax purposes and may result in tax penalties if the taxpayer is under 59½.

Generally, under federal income tax law, Death Benefit Proceeds of an annuity Contract must be distributed within five years of the death of the Contract Owner. Death Benefit Proceeds may result in the recognition of ordinary income by the recipient.

Section 1035 of the Tax Code generally provides that no gain or loss shall be recognized in the exchange of an annuity contract for another. Special rules and procedures apply to Section 1035 transactions. **See the FEDERAL TAX CONSIDERATIONS section on page 36.**

CONDENSED FINANCIAL INFORMATION

In **APPENDIX III**, we provide condensed financial information for each Subaccount of Separate Account B available for investment under the Contract. The numbers show the year-end unit values of each Subaccount from the time Purchase Payments were first received in the Subaccounts under the Contract.

THE COMPANY

Voya Insurance and Annuity Company (the "Company," we," "us," "our") issues the Contract described in this prospectus and is responsible for providing the Contract's insurance and annuity benefits. All guarantees and benefits provided under the Contract that are not related to Separate Account B are subject to the claims paying ability of the Company and our General Account. We are an Iowa stock life insurance company, originally incorporated in Minnesota on January 2, 1973. We are admitted to do business in all states, except New York, and in the District of Columbia.

We are an indirect wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

We are engaged in the business of issuing insurance and annuities. Our principal office is currently located at 909 Locust Street, Des Moines, Iowa 50309. Effective January 1, 2018, Voya Insurance and Annuity Company's principal office will be relocating to 699 Walnut Street, Des Moines, Iowa 50309.

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, FINRA, the Department of Labor ("DOL"), the Internal Revenue Service ("IRS") and the Office of the Comptroller of the Currency ("OCC"). For example, U.S federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See the FEDERAL TAX CONSIDERATIONS section on page 36 for a further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with Contract provisions or applicable law, or to meet any of these complex tax, securities or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

SEPARATE ACCOUNT B

Separate Account B was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Although we hold title to the assets of Separate Account B, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the Contract are obligations of the Company. All guarantees and benefits provided under the Contract that are not related to Separate Account B are subject to the claims paying ability of the Company and our General Account.

THE INVESTMENT OPTIONS

Separate Account B is divided into Subaccounts. Each Subaccount invests exclusively in shares of an underlying mutual fund ("fund"). When you allocate Purchase Payments or all or part of your Accumulation Value to a Subaccount, you acquire Accumulation Units of that Subaccount. You do not invest directly in or hold shares of the underlying funds.

Funds Available Through the Separate Account

The funds available through the Subaccounts of Separate Account B are listed on page 2. **See APPENDIX I to this prospectus for more information about the available funds, including information about each fund's investment adviser/subadviser and investment objective.** More detailed information about each fund, including information about their investment risks and fees and expenses, can be found in the fund's current prospectus and Statement of Additional Information and read them carefully. You may obtain these documents by contacting Customer Service.

A fund available through Separate Account B is not the same as a retail fund with the same or similar name. Accordingly, the management, fees and expenses and performance of a fund available through Separate Account B is likely to differ from a similarly named retail mutual fund.

Mixed and Shared Funding. The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the Subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the Subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:

- Mixed funding - bought for annuities and life insurance; and
- Shared funding - bought by more than one company.

It is possible that a conflict of interest may arise due to mixed and/or shared funding. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the Subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect Owners and Annuitants maintaining a voting interest in the funds, including the withdrawal of Separate Account B from participation in the funds that are involved in the conflict.

Selection of Underlying Funds. The underlying funds available through the Contract described in this prospectus are determined by the Company. When determining which underlying funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the Contracts. **(For additional information on these arrangements, see "Revenue from the Funds.")** We review the funds periodically and may, subject to certain limit or restrictions, remove a fund or limit its availability to new investment if we determine that a fund no longer satisfies one or more of the selection criteria and/or if the fund has not attracted significant allocations under the Contract. We have included certain of the funds at least in part because they are managed or subadvised by our affiliates.

We do not recommend or endorse any particular fund, and we do not provide investment advice.

Voting Privileges

We invest each Subaccount's assets in shares of an underlying fund. We are the legal owner of the fund shares held in Separate Account B, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your Contract. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the Subaccounts. The number of votes is equal to the portion of your Accumulation Value invested in the fund, divided by the Net Asset Value of one share of that fund.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to contracts and any fund shares for which we receive no instructions in the same proportion as we vote the shares for which we did receive voting instructions. This means that instructions from a small number of shareholders can determine the outcome of a vote. There is no minimum number of shares for which we must receive instructions before we vote the shares.

We reserve the right to vote fund shares without getting instructions from Contract Owners if the federal securities laws, regulations or their interpretations change to allow this.

We may restrict or eliminate any voting rights of persons who have voting rights as to the Separate Account.

Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the Contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to Separate Account B with respect to some or all classes of contracts:

- Offer additional Subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
- Combine two or more Subaccounts;
- Close Subaccounts. We will provide advance notice by a supplement to this prospectus if we close a Subaccount. If a Subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the Subaccount that was closed or is unavailable may be automatically allocated among the other available Subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available Subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting Customer Service. **See also the TRANSFERS section on page 25 for information about making Subaccount allocation changes**;
- Substitute a new fund for a fund in which a Subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your Contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the Contract;
- Limit or eliminate any voting rights for Separate Account B; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Contract belongs.

DETAILED INFORMATION ABOUT THE CONTRACT

The Annuity Contract

This prospectus describes the standard Voya Preferred Advantage Variable Annuity offered by Voya Insurance and Annuity Company and funded by Separate Account B. The description of the Contract in this prospectus is subject to the terms of the Contract purchased by an Owner and any endorsement or rider to it. An applicant may review a copy of the Contract and any endorsement or rider to it upon request.

The Contract described in this prospectus is a flexible premium deferred individual variable annuity contract. It is intended to be used as a funding vehicle that defers taxes on investment earnings and offers a variety of Subaccounts to help meet long-term financial goals. The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. You should not buy this Contract if you are looking for a short-term investment, if you cannot risk getting back less money than you put in or if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. **When considering an investment in the Contract, you should consult a qualified investment professional about your financial goals, investment time horizon and risk tolerance.**

Contract Ownership and Rights

Owner. The Owner is the individual (or entity) entitled to exercise the rights incident to ownership. The Owner may be an individual or an entity (e.g. a non-natural person such as a corporation or trust). We require the Owner to have an Insurable Interest in each Annuitant. Two individuals may own the Contract, which we refer to as Joint Owners. The Death Benefit becomes payable if any Owner dies prior to the Maturity Date. If the Owner is a non-natural person, the Death Benefit becomes payable if any Annuitant dies prior to the Maturity Date. We will pay the Death Benefit to the Beneficiary. **See ADDITIONAL INFORMATION – Insurable Interest on page 48 and the DEATH BENEFIT section on page 32.**

All rights of ownership are limited to the rights of any person who has been assigned rights under the Contract and any irrevocable Beneficiaries.

Subject to applicable laws and regulations, you may name a new Owner at any time. We require any new Owner to have an Insurable Interest in each Annuitant. Notice to Us is required for any ownership changes of the Contract. The effective date of the change to the new Owner is the date the prior Owner signs the Notice to Us. We will not be liable for any action we take before a change is recorded by Customer Service. A change in ownership may cause the prior Owner to recognize taxable income on gain under the Contract. **See the FEDERAL TAX CONSIDERATIONS section on page 36.**

Joint Owners. For Nonqualified Contracts only, Joint Owners may be designated before the Contract Date. A Joint Owner may not be an entity and may not be named if the Owner is an entity. In the case of Joint Owners, all Owners must agree to any change or the exercise of any rights under the Contract. Joint Owners own equal shares of any benefits accruing or payments made to them. In the case of Joint Owners, upon the death of a Joint Owner, we will designate the surviving Joint Owner as the Beneficiary, and the Death Benefit is payable. This Beneficiary change will override any previous Beneficiary designation. All rights of a Joint Owner terminate upon the death of that Owner, and the deceased Joint Owner's entire interest in the Contract will pass to the surviving Joint Owner. Upon the death of any Owner, the Death Benefit is payable to the surviving Joint Owner, except that a surviving Joint Owner who is the spouse of the deceased Joint Owner may continue the Contract and the Death Benefit will be payable if the surviving Joint Owner dies prior to the Maturity Date. **See DEATH BENEFIT – Spousal Beneficiary Contract Continuation on page 32 for more information about the rights of a surviving Joint Owner.**

Unless otherwise specified, the term "age" when used for Joint Owners shall mean the age of the oldest Owner.

Annuitant and Contingent Annuitant. The Annuitant is the individual(s) upon whose life the Annuity Payments are based. Each Annuitant must be an individual, who is designated by you at the time the Contract is issued. If you do not designate an Annuitant, the Owner will be the Annuitant. In the case of Joint Owners, we will not issue a Contract if you have not designated an Annuitant. If the Owner is a non-natural person, an Annuitant must be named. We require the Owner to have an Insurable Interest in each Annuitant. **See ADDITIONAL INFORMATION – Insurable Interest on page 48.**

There may be two Annuitants.

You may name a Contingent Annuitant. A Contingent Annuitant is the individual who will become the Annuitant if all named Annuitants die prior to the Maturity Date.

Neither the Annuitant, the second Annuitant nor the Contingent Annuitant can be changed while he or she is still living. However:
- If the Owner is an individual and a Joint Owner has not been designated and the Annuitant dies before the Maturity Date, the Contingent Annuitant, if any, will become the Annuitant;
- If the Owner is an individual, if a Joint Owner has not been designated and if there is no named Contingent Annuitant and the Annuitant dies before the Maturity Date, the Owner may designate a new Annuitant. If the Owner does not designate a new Annuitant, the Owner will become the Annuitant;
- If a Joint Owner has been designated and the Annuitant dies before the Maturity Date, the youngest Joint Owner will become the Annuitant; and
- The Owner, or Joint Owners, must name an individual as the Annuitant if the Owner is age 80 or older as of the date of the Annuitant's death. We require the Owner to have an Insurable Interest in each Annuitant. **See ADDITIONAL INFORMATION – Insurable Interest on page 48.**

If the Owner is a non-natural person, and any Annuitant dies before the Maturity Date, we will pay the Death Benefit to the designated Beneficiary. There are different distribution requirements under the Tax Code for paying the Death Benefit on a Contract that is owned by a non-natural person. You should consult a tax and/or legal adviser for more information if the Owner is a non-natural person.

Beneficiary. The Beneficiary is the individual or entity designated by you to receive the Death Benefit. The Beneficiary may become the successor Owner if the Owner, who is a spouse, as defined under federal law, dies before the Annuity Commencement Date or the Maturity Date, as applicable. The Owner may designate a Contingent Beneficiary, who will become the Beneficiary if all primary Beneficiaries die before any Owner (or any Annuitant if the Owner is a non-natural person). The Owner may designate one or more primary Beneficiaries and Contingent Beneficiaries. The Owner may also designate any Beneficiary to be an Irrevocable Beneficiary. An Irrevocable Beneficiary is a Beneficiary whose rights and interest under the Contract cannot be changed without the consent of such Irrevocable Beneficiary.

Payment of the Death Benefit to the Beneficiary:
- We pay the Death Benefit to the primary Beneficiary (unless there are Joint Owners, in which case the Death Benefit is paid to the surviving Owner).
- If all primary Beneficiaries die before any Annuitant or any Owner, as applicable, we pay the Death Benefit to any Contingent Beneficiary.
- If there is a sole individual Owner and no surviving Beneficiary (or no Beneficiary is designated), we pay the Death Benefit to the Owner's estate.
- If the Owner is a non-natural person and all Beneficiaries die before the Annuitant (or no Beneficiary is designated), the Owner will be deemed to be the primary Beneficiary.
- One or more individuals may be a Beneficiary or Contingent Beneficiary.
- In the case of more than one Beneficiary, we will assume any Death Benefit is to be paid in equal shares to all surviving Beneficiaries in the same class (primary or contingent), unless you provide Notice to Us directing otherwise.

We will deem a Beneficiary to have predeceased the Owner if:

- The Beneficiary died at the same time as the Owner;
- The Beneficiary died within 24 hours after the Owner's death; or
- There is insufficient evidence to determine that the Beneficiary and Owner died other than at the same time.

The Beneficiary may decide how to receive the Death Benefit, subject to the distribution requirements under Section 72(s) of the Tax Code. You may restrict a Beneficiary's right to elect an Annuity Plan or receive the Death Benefit in a single lump-sum payment.

Change of Owner or Beneficiary: You have the right to change the Beneficiary unless you have designated such person as an Irrevocable Beneficiary. Notice to Us is required for any changes pursuant to the Contract. Any such change will take effect as of the date Notice to Us is signed by the Owner and not affect any payment made or action taken by us before recording the change. A change of Owner likely has tax consequences. **See the FEDERAL TAX CONSIDERATIONS section on page 36.**

CONTRACT PURCHASE

To purchase the Contract you must submit an application and deliver it, along with your initial Purchase Payment, to us. We must accept or reject your application within two Business Days of receipt. If the application is incomplete, we may hold any forms and accompanying Purchase Payment(s) for five Business Days.

We will issue a Contract if the Annuitant and the Owner (if an individual) are age 80 or younger at the time of application. An Insurable Interest must exist at the time we issue the Contract. **See ADDITIONAL INFORMATION – Insurable Interest on page 48.**

The minimum initial Purchase Payment must be at least $5,000. We currently accept Purchase Payments from multiple sources involving transfers and exchanges identified on the application, provided the Purchase Payments are received no more than 45 days after the application's receipt.

We will accept additional Purchase Payments, subject to our right in the Contract to limit or refuse to accept additional Purchase Payments. Each additional Purchase Payment must be at least $1,000 for Qualified Contracts and $500 for Nonqualified Contracts. We will not accept additional Purchase Payments if the Annuitant or the Owner (if an individual) is age 85 or older when the additional Purchase Payment is received. For a traditional IRA Contract, you generally may not make additional Purchase Payments after March 31st of the year following the year in which you reach age 70½.

If your Purchase Payment was transmitted by wire order from your registered representative, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. Which procedure we follow depends upon whether your state or registered representative requires a paper application to issue the Contract.

- If an application is required, we will issue the Contract along with a Contract acknowledgement and delivery statement, but we reserve the right to void the Contract if we are not in receipt of a properly-completed application within five days of receiving Purchase Payments equal to or exceeding $5,000. We will refund the Accumulation Value plus any charges we deducted, and the Contract will be voided. We will return the Purchase Payment(s) if required; or
- When an application is not required, we will issue the Contract along with a statement acknowledging delivery. We require you to execute and return such statement. Until you do, we will require a signature guarantee, or notarized signature, to process certain transactions.

Our prior approval is required if application of a Purchase Payment would cause the sum of all Purchase Payments received under this and all existing contracts you maintain with the Company or one of its affiliates to exceed $1,000,000.

Allocating Purchase Payments to the Subaccounts

The Contract provides a means for you to allocate your Purchase Payments to one or more of the available Subaccounts. The investment performance of your Contract depends upon the performance of the funds underlying the Subaccounts you choose. Allocations must be in whole percentages totaling 100% and there may be a limit on the number of Subaccounts you may select. **See THE INVESTMENT OPTIONS section on page 12 and the TRANSFERS section on page 25.**

We reserve the right to allocate your Purchase Payments to a Subaccount specially designated (the "Specially Designated Subaccount") by the Company (currently, the Voya Government Liquid Assets Portfolio) during the Right to Examine Period. After the Right to Examine Period, your Accumulation Value will be transferred from the Specially Designated Subaccount to the other available Subaccounts according to your most recent allocation instructions.

All Purchase Payments are allocated to your Contract on the Valuation Date of their receipt. Except as noted above in relation to the Specially Designated Subaccount we will allocate Purchase Payments to the available Subaccounts using your most recent allocation instructions. If your most recent allocation instructions include a Subaccount that corresponds to an underlying fund that is closed to new investment or is otherwise unavailable, additional Purchase Payments received that would have been allocated to the Subaccount corresponding to the closed or otherwise unavailable fund may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the Purchase Payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service.

Factors to Consider in the Purchase Decision

The decision to purchase the Contract should be discussed with your financial representative. Make sure that you understand the Contract's features, risks and potential benefits, including the underlying funds in which the Subaccounts invest, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the Contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** - The Contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time that amounts are left invested in the Contract. You should not participate in the Contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of funds underlying the Subaccounts available under the Contract may fluctuate with the markets and interest rates. You should not purchase the Contract in order to invest in the Subaccounts if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for the Contract reflect costs associated with the features and benefits it provides. As you consider the Contract, you should determine the value that these various features and benefits have for you, given your particular circumstances, and consider the charges for those features and benefits; and
- **Exchanges** - Replacing an existing insurance contract with the Contract may not be beneficial to you. If the Contract will be a replacement for another annuity contract, you should compare the two options carefully, compare the costs associated with each and identify additional benefits available under the Contract. You should consider whether these additional benefits justify incurring any increased charges that might apply under the Contract. Also, be sure to talk to your financial professional or a tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

When considering whether to purchase or continue to invest in the Contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Other Products. We and our affiliates offer various other products with different features and benefits than the Contract described in this prospectus, which may offer some or all of the same underlying funds. These products have different benefits, fees and charges and may offer different less expensive share classes of the underlying funds available through this Contract. These other products may or may not better match your needs. You should be aware that there are other options available, and if you are interested in learning more about these other products, contact your registered representative.

FREE LOOK/RIGHT TO CANCEL

You have the right to examine your Contract and return it to us for a refund.

When and How to Cancel. The period during which you have this right is shown in your Contract. The Right to Examine Period is generally 15 days from your receipt of the Contact (or 30 days if issued as a replacement contract). Certain states allow more than 15 days. We consider the Right to Examine Period to expire five days after we mail the Contract to you, plus the length of your Contract's Right to Examine Period. You may return your Contract to Customer Service or to the agent from whom you purchased it.

Refunds. We will issue you a refund within seven calendar days of our receipt of your Contract and written notice of cancellation. Unless your state requires otherwise, your refund will equal a return of your Contract's Accumulation Value, plus any fees and charges that we deducted, as of the close of business on the day we receive your Contract and cancellation request. In other words, you will bear the entire investment risk for amounts allocated among the Subaccounts during this period, and the amount refunded could be less than the amount paid. If your state requires, we will refund all Purchase Payments received.

We reserve the right to allocate your Purchase Payments to the Specially Designated Subaccount (currently, the Voya Government Liquid Assets Portfolio) during the Right to Examine Period. After the Right to Examine Period, your Accumulation Value will be transferred from the Specially Designated Subaccount to the other available Subaccounts according to your most recent allocation instructions.

FEES AND EXPENSES

All Purchase Payments are invested in the Subaccounts of Separate Account B. We then periodically deduct fees and expenses from your Accumulation Value to compensate us for our costs and the services we provide. We incur costs for distributing and administering the Contract, including compensation and expenses paid in connection with the sales of the Contract. Fees and expense expressed as a percentage are rounded to the nearest hundredth of one percent. We expect to profit from the fees deducted under the Contract, and we may use such profits to finance its distribution. All current fees are determined and applied in a non-discriminatory manner.

The following repeats and adds to the information provided in the **FEE TABLES** section on page 7. Please review both these sections for information on fees and expenses.

Transaction Expenses

Excess Transfer Charge. We currently do not deduct any charges for transfers between the Subaccounts of Separate Account B. We reserve the right, however, to assess up to $25 for each transfer after the twelfth in a Contract Year. If such a charge is assessed, we would deduct the charge from the Subaccounts from which each such transfer is made in proportion to the amount being transferred. The charge will not apply to any transfers between the Subaccounts because of fund mergers, substitution or closures, to any transfers between the Subaccounts due to the election of Dollar Cost Averaging and Automatic Rebalancing and to any transfers we make to and from any Subaccount specially designated by the Company for such purpose.

Redemption Fees. Certain funds may deduct redemption fees as a result of withdrawals, transfers or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Accumulation Value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Maintenance Fee. We may deduct an annual Maintenance Fee on each Contract Anniversary, or if you surrender your Contract, at the time we determine the Surrender Value payable to you. The amount deducted is $50 annually. We deduct the charge proportionately from all Subaccounts in which you are invested.

This charge is waived if your Accumulation Value as of the deduction date is greater than or equal to $15,000. For Contract Owners that have elected to receive certain contract and/or regulatory documents via electronic delivery, our current administrative practice is to also waive the $50 annual Maintenance Fee if on the deduction date:
- The combined Accumulation Value of all Nonqualified, IRA and/or Roth IRA Contracts owned by Owners that reside at the same address and are part of the same family is greater than or equal to $15,000; or
- The combined Accumulation Value of all SEP IRA Contracts or all SIMPLE IRA Contracts associated with the Contract Owner's employer is at least $250,000.

We refer to this administrative practice as "house-holding," and a Contract Owner must elect to participate in house-holding to be eligible for waiver of the annual Maintenance Fee under this program. Upon advance notice, we may modify, suspend or terminate these administrative waivers of the annual Maintenance Fee at any time.

If there is insufficient Accumulation Value to allow this charge to be deducted, your Contract will terminate without value.

Asset Based Administration Fee. We will deduct a daily Asset Based Administration Fee from your Accumulation Value to compensate us for the risk that the Maintenance Fee will not cover actual expenses and for mortality risks during the Annuity Payment Phase. For Contracts with Contract Dates prior to November 21, 2016, the maximum daily fee is 0.001649% (equivalent to an annual rate of 0.60%). For Contracts with Contract Dates on and after November 21, 2016, the maximum daily fee is 0.003169% (equivalent to an annual rate of 1.15%). The fee is determined on the Contact Date and will not change for the life of the Contract.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the ***Fund Fees and Expenses*** table on page 7, each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and Contract Owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each Subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fee and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through the Contract may be available for investment outside of the Contract. You should evaluate the expenses associated with the funds available through the Contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g., purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining Contract fees and expenses and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the Contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the Contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2016 in connection with the registered variable annuity insurance contracts issued by the Company, that ranking would be as follows:
- American Funds Insurance Series[®];
- PIMCO Variable Insurance Trust;
- T. Rowe Price Equity Series, Inc.;
- BlackRock V.I. Funds;
- Ivy Funds Variable Insurance Portfolios;
- Eaton Vance VT Funds;
- Franklin Templeton Variable Insurance Products Trust;
- Janus Aspen Series;
- Putnam Investments;
- Fidelity[®] Variable Insurance Product Portfolios;
- Oppenheimer Variable Account Funds;
- MFS Variable Insurance Trust;
- Deutsche Asset and Wealth Management;
- Invesco Variable Insurance Funds; and
- Legg Mason Partners Variable Equity Trust.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2016, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to: co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also the CONTRACT DISTRIBUTION section on page 45.**

Fund of Funds

Certain funds may be structured either as a "fund of funds" or as a "Master-Feeder" fund. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. **For a list of the "fund of funds" and "Master-Feeder" funds available through the Contract, see *The Funds* subsection on page 2.**

Funds With Managed Volatility Strategies

As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your Accumulation Value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Accumulation Value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. **For a list of the funds that employ a managed volatility strategy, see *The Funds* subsection on page 2.**

Premium and Other Taxes

Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

We reserve the right to deduct a charge for premium taxes from your initial Purchase Payment or when you commence Annuity Payments, but not before there is a tax liability under state law. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our Annuity Payment rates. Unless directed otherwise, any premium tax charges will be deducted from the Subaccounts you have chosen on a proportional basis.

In addition, the Company reserves the right to assess a charge for any federal taxes due against Separate Account B. **See the FEDERAL TAX CONSIDERATIONS section on page 36.**

YOUR ACCUMULATION VALUE

The Accumulation Value of your Contract is the sum of the value in each Subaccount of Separate Account B in which your Contract is invested. Each Subaccount's value as of any day is determined by multiplying the number of your Accumulation Units in that Subaccount by the value of each Accumulation Unit as of that day for that Subaccount. We adjust each Subaccount's value as of each Valuation Date to reflect Purchase Payments and transfers made, withdrawals taken, the deduction of certain fees and the investment experience of the Subaccount. The Accumulation Value, less applicable taxes, is applied under the elected Annuity Plan as of the Annuity Commencement Date. **See the ANNUITY PAYMENTS AND ANNUITY PLANS section on page 34.**

Measurement of Investment Experience for the Subaccounts of Separate Account B

Subaccount Accumulation Units

When you select a Subaccount as an investment option, you invest in Accumulation Units of the Separate Account B Subaccount that correspond to an underlying fund. The Subaccount invests directly in the fund's shares. The value of your interest in a Subaccount is expressed as the number of Accumulation Units you hold multiplied by an Accumulation Unit Value, as described below, for each unit.

Accumulation Unit Value ("AUV")

The value of each Accumulation Unit in a Subaccount is called the Accumulation Unit Value ("AUV"). The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses and the Asset Based Administration Fee (if any). **See the FEE TABLES section on page 7 and the FEES AND EXPENSES section on page 19.**

Valuation

We determine the AUV every normal Business Day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the Net Investment Factor of the Subaccount. The Net Investment Factor measures the investment performance of the Subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The Net Investment Factor for a Subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

How We Determine the Net Investment Rate

For each Subaccount of Separate Account B, the net investment rate reflects the investment experience of the fund in which that Subaccount invests and charges assessed against that Subaccount for a Valuation Period.

The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the Subaccount as of the current valuation; minus
- The net assets of the fund held by the Subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to Subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the Subaccount's units at the preceding valuation; minus
- A daily deduction for the Asset Based Administration Fee and any other fees deducted daily from investments in the separate account. **See the FEE TABLES section on page 7 and the FEES AND EXPENSES section on page 19.**

The net investment rate may be either positive or negative.

Value of Each Subaccount of Separate Account B

A Subaccount's value as of the Contract Date is equal to the amount of the initial Purchase Payment allocated to that Subaccount, less any applicable premium tax.

On subsequent Valuation Dates, the value of each Subaccount is determined as follows:

- The number of Accumulation Units in that Subaccount as of the end of the preceding Valuation Period multiplied by that Subaccount's AUV for the current Valuation Period; plus
- Any additional Purchase Payments allocated to that Subaccount during the current Valuation Period; plus
- Any Subaccount value transferred to such Subaccount during the current Valuation Period; minus
- Any Subaccount value transferred from such Subaccount during the current Valuation Period; minus
- Any excess transfer charge allocated to such Subaccount during the current Valuation Period; minus
- Any withdrawals allocated to that Subaccount during the current Valuation Period; minus
- Any applicable premium tax; minus
- The portion of the annual Maintenance Fee applicable to that Subaccount if a Contract Anniversary occurs during the Valuation Period.

TRANSFERS

On any Business Day 30 days after the Contract Date and prior to the Annuity Commencement Date, you may transfer your Accumulation Value among such available Subaccounts of Separate Account B. We currently do not deduct any charges for transfers; but, we reserve the right to assess up to $25 for each transfer after the twelfth transfer in a Contract Year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required in our business judgment or in accordance with applicable law. See the TRANSFERS – *Limits on Frequent or Disruptive Transfers* section on page 27.**

The minimum amount that you may transfer is $100. The value of amounts transferred into or out of the available Subaccounts will be based on values at the end of the Business Day in which the transfer request is received at Customer Service or, if you are participating in the dollar cost averaging program, after your scheduled transfer. Transfers must be made in accordance with the terms of your Contract. You may not make transfers once you enter the Annuity Payment Phase because your Contract will no longer have an Accumulation Value. **See the ANNUITY PAYMENTS AND ANNUITY PLANS section on page 34.**

Telephone and Electronic Transactions: Security Measures. We may accept a request for service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending upon the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided. You are responsible for keeping information about your Contract and appropriate identifying information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instruction, you will bear the loss.

Dollar Cost Averaging Program

On any Business Day 30 days after the Contract Date and prior to the Annuity Commencement Date, if you have assets invested in a Subaccount that is designated as a "Source Subaccount," you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer a specific dollar amount from the Source Subaccount to one or more of the other available Subaccounts. Dollar cost averaging transfers occur monthly unless you choose for the transfers to occur quarterly, semiannually or annually. Any duration greater than quarterly will be allowed only if you have at least $100 invested in the Subaccount that invests in a Source Subaccount.

The Source Subaccounts that currently may be available for Dollar Cost Averaging are the Subaccounts that invest in the following funds:

- PIMCO Short-Term Portfolio;
- PIMCO Total Return Portfolio;
- Voya Government Liquid Assets Portfolio; and
- Voya Intermediate Bond Portfolio.

Only one Source Subaccount may be selected at any one time.

This systematic plan of transferring Subaccount values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the Subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call Customer Service. Subaccount reallocations or changes outside of dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

Upon advance notice, we may modify, suspend or terminate the dollar cost averaging program at any time. Such modification, suspension or termination, however, will apply prospectively only and will not affect any dollar cost averaging transfers in effect at the time.

You may not participate in the dollar cost averaging and automatic rebalancing programs at the same time.

Automatic Rebalancing. On any Business Day 30 days after the Contract Date and prior to the Annuity Commencement Date, if you have at least $10,000 of Accumulation Value, you may elect automatic rebalancing. There is no charge for this feature.

Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your Accumulation Value among your chosen Subaccounts. There is no charge for this feature.

If you elect Automatic Rebalancing, you direct us to automatically make periodic transfers among the available Subaccounts of Separate Account B to match the asset allocation percentages you have chosen. You may also have your allocation of future Purchase Payments changed to be equal to this specified percentage allocation. Transfers are made monthly. This service is intended to maintain the allocation you have selected consistent with your personal objectives. This service will be discontinued if your Accumulation Value falls below $10,000.

You can discontinue portfolio rebalancing at any time by notifying Customer Service.

Upon advance notice we may modify, suspend or terminate the Automatic Rebalancing Program at any time.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may not participate in the automatic rebalancing and dollar cost averaging programs at the same time.

Limits on Frequent or Disruptive Transfers

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all Contract Owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the Contract.

Excessive Trading Policy. We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new Purchase Payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending upon, among other factors, the needs of the underlying fund(s), the best interests of Contract Owners and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all Contract Owners or, as applicable, to all Contract Owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a Subaccount if the underlying fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the Contract. Contract Owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding Contract Owner transactions, including, but not limited to, information regarding fund transfers initiated by you. In addition to information about Contract Owner transactions, this information may include personal Contract Owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a Contract Owner's transactions if the fund determines that the Contract Owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of Purchase Payments or Accumulation Value to the fund or all funds within the fund family.

SURRENDERS

You may terminate the Contract in exchange for payment of its Surrender Value at any time prior to the Annuity Commencement Date. Your Contract's Surrender Value fluctuates daily with the investment experience of the Subaccounts in which your Accumulation Value is allocated. We do not guarantee a minimum Surrender Value. As of any Valuation Date while the Contract is in effect, the Surrender Value is calculated as follows:

(1) The Accumulation Value as of the Valuation Date; less
(2) Any annual Maintenance Fee and other applicable charges.

To Surrender the Contract, you must provide Notice to Us. If we receive your Notice to Us before the close of business on any Business Day, we will determine the Surrender Value as of the close of business on such Business Day; otherwise, we will determine the Surrender Value as of the close of the next Business Day. We may require that the Contract be returned to us before we pay you the Surrender Value. If you have lost the Contract, we may require that you complete and return to Customer Service a lost contract form.

We will pay the Surrender Value within seven days of receipt of Notice to Us, but we may delay payment in certain circumstances. **See the ADDITIONAL INFORMATION – *Payment Delay or Suspension* section on page 49.**

You may receive the Surrender Value in a single lump sum payment. Upon payment of the Surrender Value, all benefits under the Contract are terminated.

Surrendering your Contract may have adverse tax consequences. **See the FEDERAL TAX CONSIDERATIONS section on page 36.**

WITHDRAWALS

Any time during the Accumulation Phase and while the Contract is in effect, you may withdraw all or part of the Accumulation Value. If a withdrawal would result in less than $2,500 of Accumulation Value and we have not received any additional Purchase Payment for the previous 24 months, the withdrawal request will be deemed a request for a full Surrender and we will pay you the Surrender Value. An exception will be made for systematic withdrawals, as described below.

You need to submit Notice to Us specifying the Subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a proportional basis from all of the Subaccounts in which you are invested based on the Accumulation Value as of the close of business on the day Customer Service receives your withdrawal request.

We offer the following three withdrawal options:

Regular Withdrawals

On any Business Day 30 days after the Contract Date you may make regular withdrawals. The minimum amount that may be withdrawn at any one time is the least of:
(1) $100;
(2) The required minimum distribution amount under the Tax Code, if applicable; or
(3) 10% of the Accumulation Value at the time of withdrawal.

An exception to this minimum amount will be made for systematic withdrawals, as described below.

Systematic Withdrawals

During the Accumulation Phase you may choose to receive recurring automatic systematic withdrawal payments from your Accumulation Value, beginning on any Business Day 30 days after the Contract Date. Systematic withdrawals may be taken monthly, quarterly or annually. There is no additional charge for this feature.

You decide when you would like systematic withdrawals to start as long as they start at least 30 days after your Contract Date. You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your Contract Date. If a calendar day is not a Business Day, your systematic withdrawal will be made on the next Business Day. If your Contract Date is after the 28th day of the month, your systematic withdrawal will be made on the first Business Day of each month.

There is no minimum Accumulation Value required for an election to begin taking systematic withdrawals, but each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be: (1) a fixed dollar amount or (2) an amount based on a percentage of the Accumulation Value. Both forms of systematic withdrawals are subject to the following maximums, which are calculated on each withdrawal date:

Frequency	Maximum Percentage of Accumulation Value
Monthly	2.50%
Quarterly	7.50%
Annually	30.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable maximum percentage of your Accumulation Value on any withdrawal date, we reserve the right to automatically reduce the amount withdrawn so that it equals such percentage.

You may change the amount or percentage of your systematic withdrawal once each Contract Year or cancel this option at any time by sending Notice to Us at least seven days before the next scheduled withdrawal date. If you submit a subsequent purchase payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so.

The systematic withdrawal option may commence in a Contract Year where a regular withdrawal has been taken but you may not change the amount or percentage of your systematic withdrawals in any Contract Year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal Beneficiary may elect to receive the Death Benefit as payments stretched over the Beneficiary's lifetime. "Stretch" payments will be subject to the same limitations as systematic withdrawals, and Nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

IRA Withdrawals

If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the IRS rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the Contract Date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the Contract Date. If a calendar day is not a Business Day, your IRA withdrawal will be made on the next Business Day. If your Contract Date is after the 28th day of the month, your IRA withdrawal will be made on the first Business Day of each month.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the Accumulation Value, we will cancel the Contract and send you the Accumulation Value.

You may change the payment frequency of your IRA withdrawals once each Contract Year or cancel this option at any time by sending Notice to Us at least seven days before the next scheduled withdrawal date.

Consult your tax and/or legal adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. **See the FEDERAL TAX CONSIDERATIONS section on page 36.**

DEATH BENEFIT

Death Benefit prior to the Annuity Commencement Date

The Contract provides for a Death Benefit equal to the Accumulation Value. The Death Benefit Proceeds ("Proceeds") are payable to the Beneficiary if the Owner dies before the Annuity Commencement Date. If the Owner is a non-natural person, the Proceeds are payable upon the death of the Annuitant. If there are multiple Beneficiaries, the Death Benefit will be paid in equal shares to all primary Beneficiaries unless you have provided Notice to Us directing otherwise.

The Death Benefit will become payable once we receive satisfactory Proof of Death and all required claim forms.

Proof of Death is the documentation we deem necessary to establish death, including, but not limited to:
- A certified copy of a death certificate;
- A certified copy of a statement of death from an attending physician;
- A finding of a court of competent jurisdiction as to the cause of death; or
- Any other proof that we deem in our sole discretion to be satisfactory to us.

Until the Death Benefit Proceeds are paid, the Contract's Accumulation Value will remain allocated to the Subaccounts to which the corresponding Accumulation Value was invested on the date of death and any allocations or reallocations will continue as if the death had not occurred.

Once we have received satisfactory Proof of Death and all required documentation necessary to process a claim, we will generally pay the Proceeds within seven days of such date. We will pay the Proceeds under a Nonqualified Contract according to Section 72(s) of the Tax Code. Only one Death Benefit is payable under the Contract. The Proceeds will be paid to the named Beneficiary, unless the Contract has Joint Owners (or if the Owner is an individual, two Annuitants), in which case any surviving Owner (or Annuitant, as applicable) will take the place of, and be deemed to be, the Beneficiary entitled to collect the Proceeds. The Owner may restrict how the Beneficiary is to receive the Proceeds (e.g., by requiring a lump-sum payment, installment payments or that any amount be applied to an Annuity Plan). **See Payment of the Death Benefit Proceeds to a Spousal or Non-Spousal Beneficiary section on page 33.**

Spousal Beneficiary Contract Continuation

Any surviving spouse of a deceased Owner who is the sole primary Beneficiary (or, as the surviving Joint Owner, is designated as the Beneficiary) has the option, but is not required, to continue the Contract under the same terms existing prior to such Owner's death. Such election would be in lieu of payment of the Death Benefit. Our receipt of additional Purchase Payments will be deemed to be an election to continue the Contract. The surviving spouse's right to continue the Contract is limited by our use of the term "spouse," as it is defined under federal law. If you are married to a same-sex spouse you should contact a tax and/or legal adviser regarding your spousal rights **(see FEDERAL TAX CONSEQUENCES – Same-Sex Marriages on page 44)**. Also, the surviving spouse may not continue the Contract if he or she is age 90 or older on the date of the Owner's death. If the surviving spouse elects to continue the Contract, the following will apply:
- The surviving spouse will replace the deceased Owner as the Contract Owner (and if the deceased Owner was the Annuitant, the surviving spouse will replace the deceased Owner as the Annuitant);
- The age of the surviving spouse will be used as the Owner's age under the continued Contract;
- All rights of the surviving spouse as the Beneficiary under the Contract in effect prior to such continuation election will cease;
- All rights and privileges granted by the Contract or allowed by us will belong to the surviving spouse as the Owner of the continued Contract; and
- Upon the death of the surviving spouse as the Owner of the Contract, the Proceeds will be distributed to the Beneficiary or Beneficiaries described below, and the Contract will terminate.

Payment of the Death Benefit Proceeds to a Spousal or Non-spousal Beneficiary

Subject to any payment restriction imposed by the Owner, the Beneficiary may decide to receive the Proceeds:
- In one lump sum payment:
- In installment payments; or
- By applying the Proceeds to an Annuity Plan, as described on page 35.

Lump Sum Payment or Installment Payments. The Beneficiary may receive the Proceeds in one lump sum payment or in installment payments, provided the Proceeds are distributed to the Beneficiary within five years of the Owner's death. Full payment of the Proceeds to a Beneficiary may be made either into an interest bearing retained asset account that is backed by our General Account (described below) or by check.

Applying the Proceeds to an Annuity Plan. The Beneficiary has until one year after the Owner's death to decide to apply the Proceeds to an Annuity Plan. If the Proceeds are applied to an Annuity Plan, the Beneficiary will be deemed to be the Annuitant, and the Annuity Payments must:
- Begin no later than one year after the date of the Owner's death; and
- Be distributed in substantially equal installments over the life of such Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary.

No Additional Premiums may be made following the date of the Owner's death, except by a spousal Beneficiary that elects to continue the Contract as described above. During any period after we receive Proof of Death and all required claim forms and before the entire Death Benefit is paid, the Contract will continue under the same terms and will continue to be affected by the investment performance of the Subaccounts selected. In other words, the Beneficiary will bear the entire investment risk for amounts allocated among the Subaccounts during this period, and the Death Benefit could be more or less than the Accumulation Value on the date we received satisfactory Proof of Death and all required claim forms. A Beneficiary may subsequently allocate the Proceeds among the available Subaccounts.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our General Account, which is subject to the Company's financial strength and claims paying ability. **The retained asset account is not guaranteed by the FDIC and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the Beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the Contract.

Stretch Payments. The Beneficiary may elect to receive the Death Benefit Proceeds in payments over a period of time based on his or her life expectancy. These payments are sometimes referred to as stretch payments. Stretch payments for each calendar year will vary in amount because they are based on the Accumulation Value and the Beneficiary's remaining life expectancy. The first stretch payment must be made by the first anniversary of the Owner's date of death. Each succeeding stretch payment is required to be made by December 31st of each calendar year. Stretch payments are subject to the same conditions and limitations as Systematic Withdrawals. The rules for, and tax consequences of, stretch payments are complex and contain conditions and exceptions not covered in this prospectus. **You should consult a tax and/or legal adviser for advice about the effect of federal income tax laws, state laws or any other tax laws affecting the Contract or any transactions involving the Contract. See WITHDRAWALS – Systematic Withdrawals on page 30.**

Beneficiaries should carefully review all payment options available under the Contract and are encouraged to consult with a financial professional or tax and/or legal adviser.

Death Benefit after the Annuity Commencement Date

There is no Death Benefit once the Owner decides to begin receiving Annuity Payments. If the Owner dies (or, in the event that the Owner is a non-natural person, the Annuitant dies) before all guaranteed Annuity Payments have been made pursuant to any applicable Annuity Plan, we will continue to make the Annuity Payments until all such guaranteed payments have been made. The Annuity Payments will be paid to the Beneficiary according to the Annuity Plan at least as frequently as before the death of the Owner or Annuitant, as applicable. **See the ANNUITY PAYMENTS AND ANNUITY PLANS section on page 34.**

ANNUITY PAYMENTS AND ANNUITY PLANS

The Annuity Commencement Date is the date you start receiving fixed Annuity Payments under an Annuity Plan, described below.

Selecting the Annuity Commencement Date

You select the Annuity Commencement Date. You may select the Annuity Commencement Date when applying for the Contract. Thereafter Notice to Us is required at least 30 days in advance of the date you wish to begin receiving Annuity Payments.

The Annuity Commencement Date may be any date following the first Contract Anniversary but not later than January 1st on or next following the oldest Annuitant's 95th birthday (the "Maturity Date"). If no date is selected, the Annuity Commencement Date will be the January 1st on or next following the oldest Annuitant's 95th birthday.

Subject to state law, Annuity Payments cannot begin later than the Contract Anniversary on or following the oldest Annuitant's 95th birthday, unless:
- We agree to a later date; or
- The IRS publishes a final regulation or a revenue ruling concluding that an annuity contract with a Maturity Date that is later than the Contract Anniversary following the oldest Annuitant's 95th birthday will be treated as an annuity for federal tax purposes.

Annuity Payments

There is no Death Benefit or Accumulation Value under the Contract once you begin to receive Annuity Payments under an Annuity Plan.

Frequency and Amount of Annuity Payments

If the Accumulation Value is less than $2,000 on the Annuity Commencement Date, we will pay such amount in a single lump-sum payment and the Contract will be terminated. Each Annuity Payment must be for at least $20. Annuity Payments will be paid as monthly installments, unless the Annuitant requests otherwise and we agree to a different payment schedule. Also if a monthly payment would be or becomes less than $20, we reserve the right to change the frequency of payments to intervals that will result in payments of at least $20 each. You may not change the payment frequency after Annuity Payments begin. We may also change the $2,000 and $20 minimums based on increases reflected in the Consumer Price Index for All Urban Consumers (CPI-U) since January 1, 2005.

Calculation of Annuity Payments

We will determine the amount of your Annuity Payments by multiplying the Accumulation Value, less any applicable premium tax, by the applicable payment factor and dividing that amount by 1,000.

The applicable payment factor depends upon:
- The Annuity Plan;
- The frequency of Annuity Payments;
- The age of the Annuitant (and sex, where appropriate under applicable law); and
- A net investment return of 1% is assumed (we may pay a higher return at our discretion).

When required under your Contract, the fixed Annuity Payments received under an Annuity Plan will not be less than the payments that would be provided from the application of the Surrender Value to a single premium immediate annuity under the same Annuity Plan offered by us on the Annuity Commencement Date.

Taxation

To avoid certain tax penalties, you or your Beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an Annuity Plan, the Tax Code requires that your expected payments will not exceed certain durations. **See the FEDERAL TAX CONSIDERATIONS section on page 36.**

Annuity Plans

You may elect one of the following fixed Annuity Plans:
- **Payments for a Period Certain.** Under this Annuity Plan, Annuity Payments are made in equal installments for a fixed number of years. The number of years cannot be less than 10 or, subject to any limitations under applicable law, more than 30;
- **Payments for Life with a Period Certain.** Under this Annuity Plan, Annuity Payments are made for a fixed number of years and as long thereafter as the Annuitant is living. The number of years cannot be less than ten or, subject to any limitations under applicable law, more than 30; or
- **Life Only Payments.** Under this Annuity Plan, Annuity Payments are made for as long as the Annuitant is alive.

As a general rule, more frequent Annuity Payments will result in smaller individual Annuity Payments. Likewise, Annuity Payments that are anticipated over a longer period of time will also result in smaller individual Annuity Payments.

In addition, you may elect any other Annuity Plan we may be offering at the time Annuity Payments begin. The Annuity Plan may be changed at any time before the Annuity Commencement Date, upon 30 days prior Notice to Us. If you select an Annuity Commencement Date that is earlier than the Maturity Date but you have not elected an Annuity Plan or if you have not elected an Annuity Plan by the Maturity Date, fixed Annuity Payments will be made automatically each month for a minimum of 120 months and as long thereafter as the oldest Annuitant is alive, unless limited by applicable law.

Your election of an Annuity Plan is subject to the following additional terms and conditions:
- Annuity Payments will be made to the Owner, unless you provide Notice to Us directing otherwise;
- You must obtain our consent if the payee is a non-natural person; and
- Any change in the payee will take effect as of the date we receive Notice to Us.

If any Owner or payee of Annuity Payments dies on or after the Annuity Commencement Date but before all guaranteed Annuity Payments have been made, if any, we will pay the primary Beneficiary the remaining Annuity Payments at least as rapidly as under the Annuity Plan that is in effect at the time of the Owner's or payee's death.

Death of the Annuitant who is not an Owner

In the event the Annuitant dies on or after the Annuity Commencement Date, but before all guaranteed Annuity Payments have been made, if any, pursuant to the Annuity Plan elected, we will continue the Annuity Payments until all guaranteed Annuity Payments have been made. The Annuity Payments will be paid at least as frequently as before the Annuitant's death until the end of any guaranteed period certain. We may require satisfactory Proof of Death in regard to the Annuitant before continuing the Annuity Payments.

FEDERAL TAX CONSIDERATIONS

Introduction

The Contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the Contract. The federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated Beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the Contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the Contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the Contract or transactions involving the Contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of the U.S. federal tax rules affecting the Contract, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract.**

Types of Contracts: **Nonqualified** or **Qualified**

The Contract described in this prospectus may be purchased on a non-tax-qualified basis (Nonqualified Contracts) or purchased on a tax-qualified basis (Qualified Contracts).

Nonqualified Contracts. Nonqualified Contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. You may not deduct the amount of your Purchase Payments to a Nonqualified Contract. Rather, Nonqualified Contracts are purchased with after-tax contributions to save money, generally for retirement, with the right to receive Annuity Payments for either a specified period of time or over a lifetime.

Qualified Contracts. Qualified Contracts are designed for use by individuals and/or employers whose Purchase Payments are comprised solely of proceeds from retirement plans or programs entitled to special favorable income tax treatment under Sections 408 or 408A of the Tax Code. **Employers or individuals intending to use the Contract with such plans or programs should seek tax and/or legal advice.**

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General. Tax Code Section 72 governs the federal income taxation of annuity contracts in general. We believe that if you are a natural person (in other words, an individual), you will generally not be taxed on increases in the value of a Nonqualified Contract until a distribution occurs or until Annuity Payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the Contract's Accumulation Value will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Tax Code Section 817(h) requires that in a Nonqualified Contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. Separate Account B, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury Regulations Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a Subaccount's underlying fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so;

- **Investor Control.** Although earnings under Nonqualified Annuity Contracts generally are not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over such assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which Contract Owners could direct their investments among Subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts, such as the Contract described in this prospectus. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the federal tax owner of a pro rata share of the assets of Separate Account B;

- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any Nonqualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The Nonqualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;

- **Non-Natural Owners of a Nonqualified Contract.** If the Contract Owner is not a natural person (in other words, is not an individual), a Nonqualified Contract generally is not treated as an annuity for federal income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. Income on the Contract is any increase in the Contract's Accumulation Value over the "investment in the Contract" (generally, the Purchase Payments or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with a tax and/or legal adviser before purchasing the Contract. When the Contract Owner is not a natural person, a change in the Annuitant is treated as the death of the Contract Owner; and

- **Delayed Annuity Starting Date.** If the Contract's Annuity Commencement Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (e.g., after age 95), it is possible that the Contract would not be treated as an Annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a Nonqualified Contract occurs before the Annuity Commencement Date, the amount received will be treated as ordinary income subject to federal income tax up to an amount equal to the excess (if any) of the Accumulation Value (unreduced by the amount of any early withdrawal surrender charge) immediately before the distribution over the Contract Owner's investment in the Contract at such that time. Investment in the Contract is generally equal to the amount of all Purchase Payments to the Contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a Nonqualified Contract, the amount received generally will be taxable only to the extent it exceeds the Contract Owner's investment in the Contract (cost basis).

10% Penalty. A distribution from a Nonqualified Contract may be subject to a penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a Contract Owner (the Annuitant if the Contract Owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated Beneficiary; or
- The distribution is allocable to investment in the Contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax and/or legal adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than Annuity Payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;
- Next, from any "income on the Contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the Contract"; and
- Lastly, from any remaining "investment in the Contract."

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% penalty. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending upon the payment option elected under an annuity contract, a portion of each Annuity Payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments, as determined when Annuity Payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each subsequent Annuity Payment is subject to tax as ordinary income.

Annuity Contracts that are partially annuitized after December 31, 2010, are treated as separate contracts with their own Annuity Commencement Date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity provided that the Annuity Payments are made for a period of ten years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows:
- If distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract; or
- If distributed under an Annuity Payment option, they are taxed in the same way as Annuity Payments.

Special rules may apply to amounts distributed after a Beneficiary has elected to maintain the Contract's Accumulation Value and receive Annuity Payments.

Different distribution requirements apply if the Contract Owner's death occurs:
- After he or she begins receiving Annuity Payments under the Contract; or
- Before he or she begins receiving such distributions.

If the Contract Owner's death occurs after he or she begins receiving Annuity Payments, distributions must be made at least as rapidly as under the method in effect at the time of such Contract Owner's death.

If the Contract Owner's death occurs before he or she begins receiving Annuity Payments, such Contract Owner's entire balance must be distributed within five years after the date of his or her death. For example, if the Contract Owner dies on September 1, 2016, his or her entire balance must be distributed by August 31, 2021. However, if distributions begin within one year of such Contract Owner's death, then payments may be made over either of the following two timeframes:
- Over the life of the designated Beneficiary; or
- Over a period not extending beyond the life expectancy of the designated Beneficiary.

If the designated Beneficiary is your spouse, your Contract may be continued with the surviving spouse as the new Contract Owner. If the Contract Owner is a non-natural person and the primary Annuitant dies, the same rules apply on the death of the primary Annuitant as outlined above for the death of the Contract Owner.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a Nonqualified Contract, the selection of certain annuity dates, or the designation of an Annuitant or payee other than an Owner may result in certain tax consequences to you that are generally not discussed herein. Notwithstanding the assignment, pledge or agreement to assign or pledge any portion of the Accumulation Value generally will be treated as a distribution for federal income tax purposes. Anyone contemplating any such transfer, pledge, assignment or designation or exchange, should consult a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity:
- That is purchased with a single purchase payment;
- With Annuity Payments starting within one year from the date of purchase; and
- That provides a series of substantially equal periodic payments made annually or more frequently.

While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to Contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all Nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic Annuity Payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service.

If you or your designated Beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs.

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:

- **Individual Retirement Annuities ("IRA") and Roth IRA.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Certain employers may establish Simplified Employee Pension ("SEP") or Savings Incentive Match Plan for Employees ("SIMPLE") plans to provide IRA contributions on behalf of their employees. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. **Sales of the Contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRA qualification requirements**.

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. You may roll over a distribution from an IRA only once in any 12 month period. Beginning in 2015, you will not be able to roll over any portion of an IRA distribution if you rolled over a distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP IRA, or a SIMPLE IRA to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. Beginning in 2015, you will not be able to roll over any portion of a Roth IRA distribution if you rolled over another IRA distribution during the preceding one-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% additional tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Taxation

The tax rules applicable to Qualified Contracts vary according to the type of Qualified Contract, the specific terms and conditions of the Qualified Contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a Qualified Contract, or on Annuity Payments from a Qualified Contract, depends upon the type of Qualified Contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with Proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Certain other specified circumstances.

Some Qualified Contracts may be subject to additional distribution or other requirements that are not incorporated into the Contract described in this prospectus. No attempt is made to provide more than general information about the use of the Contract as a Qualified Contract. Contract Owners, participants, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the Contract, unless we consent in writing.

Contract Owners, Annuitants and Beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of the Contract for your particular situation.** The following discussion assumes that Qualified Contracts are purchased with Proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain the favorable tax treatment and does not provide any tax benefits beyond deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the lifetime Annuity Payment options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below You should consult with a tax and/or legal adviser in connection with contributions to a Qualified Contract.

Distributions - General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, Annuity Payments, rollovers, exchanges and Death Benefit Proceeds. We report the gross and taxable portion of all distributions to the IRS.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from an IRA or a Roth IRA unless certain exceptions, including one or more of the following, have occurred:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your Beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated Beneficiary;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Tax Code.

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by the Contract Owner during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth IRA. A partial or full distribution of Purchase Payments to a Roth IRA account and earnings credited on those Purchase Payments will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth IRA is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your Beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the Contract (basis) and earnings on the Contract.

Distributions - Eligibility

Lifetime Required Minimum Distributions (IRAs)

To avoid certain tax penalties, you and any designated Beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your Contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later.

Time Period. We must pay out distributions from the Contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated Beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated Beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed Death Benefits and any optional living benefit.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

Required Distributions upon Death (IRAs and Roth IRAs)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after the date you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the Contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2017, your entire balance must be distributed to the designated Beneficiary by December 31, 2022. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated Beneficiary; or
- Over a period not extending beyond the life expectancy of the designated Beneficiary.

Start Dates for Spousal Beneficiaries. If the designated Beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated Beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the Contract Owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated Beneficiary is the Contract Owner's surviving spouse, the spousal Beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the Contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions.

Non Resident Aliens. If you or your designated Beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and treaty status. We may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the Contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Same-Sex Marriages

The Contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract's Death Benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the Contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Separate Account B is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to Separate Account B to increase reserves under the Contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to Separate Account B will be first used to reduce any income taxes imposed on Separate Account B before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to Separate Account B and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to Separate Account B. In this case we may impose a charge against Separate Account B (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from Separate Account B, including from your Accumulation Value.

CONTRACT DISTRIBUTION

General. Our affiliate, Directed Services LLC, serves as the principal underwriter and distributor of the Contract as well as for our other contracts. Directed Services LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Directed Services LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the Contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Directed Services LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the Contract typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by the Contract Owners or by Separate Account B, but instead is paid by us through Directed Services LLC. We intend to recoup this compensation and sales expenses paid to distributors through fees and charges imposed under the Contracts.

Compensation Arrangements. Directed Services LLC pays distributors for Contract sales according to one or more schedules. This compensation is generally based on a percentage of Purchase Payments. Distributors may receive commissions of up to 5.50% of Purchase Payments. In addition, distributors may receive ongoing annual compensation of up to 1% of all, or a portion of, values of Contracts sold through the firm. Individual representatives may receive all or a portion of the compensation paid to their distributor, depending upon the distributor's practices. Commissions and annual compensation, when combined, could exceed 5.50% of total Purchase Payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on such firms' aggregate or anticipated sales of the Contract or other specified criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Directed Services LLC may also compensate distributors, and their sales management personnel, for contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of Purchase Payments and/or a percentage of Accumulation Value. Directed Services LLC may, at its discretion, pay additional cash compensation to distributors for sales by certain broker-dealers or "focus firms."

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances, which may be based on the percentages of Purchase Payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of Purchase Payments (i.e., a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of Contracts; and
- Additional cash or non-cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 distributors that, during 2016, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by us, ranked by total dollars received:

- Wells Fargo Advisors, LLC;
- LPL Financial Corporation;
- Morgan Stanley Smith Barney LLC;
- Voya Financial Advisors, Inc.;
- Merrill Lynch, Pierce, Fenner & Smith Incorporated;
- Cetera Advisor Networks LLC;
- Raymond James and Associates Inc.;
- UBS Financial Services;
- National Planning Corporation;
- Ameriprise Financial Services, Inc.;
- Securities America, Inc.;
- Cambridge Investment Research Inc.;
- Commonwealth Equity Services, Inc.;
- Stifel Nicolaus and Company Incorporated;
- Woodbury Financial Services Inc.;
- Edward D. Jones & Co., L.P. dba Edward Jones;
- First Allied Securities Inc.;
- Kestra Investment Services, LLC;
- SII Investments Inc.;
- Royal Alliance Associates Inc.;
- RBC Capital Markets LLC;
- Centaurus Financial, Inc.;
- Directed Services LLC;
- J.P. Morgan Securities LLC; and
- MML Investors Services, Inc.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity Contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our Contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

ADDITIONAL INFORMATION

General Provisions

Your Contract

The Contract described in this prospectus, together with any applications and any riders or endorsements, constitutes the entire agreement between you and us and should be retained.

A president or other officer of the Company and our secretary or assistant secretary must sign all changes or amendments to your Contract. No other person may change its terms or conditions.

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Age

We issue your Contract at the Owner(s) and Annuitant(s) ages (stated in your Contract schedule) based on the last birthday as of at the time of application. On the application date, the Owner(s) and Annuitant(s) can generally be no more than age 80.

We determine an Owner's and Annuitant's age at a given time by adding the number of completed Contract Years to the age stated in your Contract schedule.

Misstatement of Age or Gender

We may require proof of the age and sex of the person upon whose life certain benefit payments are determined (i.e., the Death Benefit or Annuity Payments). If the Owner misstates the age or sex of a person in connection with the purchase of the Contract, we reserve the right in the Contract to adjust (either upward or downward) these payments based on the correct age or sex. If an upward adjustment to your benefit payment is required, we will include an amount in your next benefit payment representing the past underpayments by us, with interest credited at the rate of 1.5% annually (where permitted). If a downward adjustment to your benefit payment is required, we will make a deduction from future benefit payments until the past overpayments by us, plus interest at 1.5% annually (where permitted), has been repaid in full by you.

We reserve the right in the Contract (where permitted) to void the Contract and return the Accumulation Value in the event of any fraudulent material misrepresentation made by the Owner in connection with the purchase of the Contract.

Insurable Interest

We require the Owner(s) of the Contract to have an Insurable Interest in each Annuitant. Insurable Interest means the Owner has a lawful and substantial economic interest in the continued life of the Annuitant. An Insurable Interest does not exist if the Owner's sole economic interest in the Annuitant arises as a result of the Annuitant's death. An individual is presumed to have an Insurable Interest in his or her own life. An individual is also generally considered to have an Insurable Interest in his or her spouse and family members. State statutory and case law have established guidelines for circumstances in which an Insurable Interest is generally considered to exist:

- Relationships between parent and child, brother and sister, and grandparent and grandchild; and
- Certain business relationships and financial dependency situations (e.g., uncle has Insurable Interest in nephew who runs the uncle's business and makes money for the uncle).

The above list is not comprehensive, but instead contains some common examples to help illustrate what it means for the Owner(s) to have an Insurable Interest in each Annuitant. You should consult your agent/registered representative for advice on whether the Owner(s) of the Contract would have an Insurable Interest in each Annuitant to be designated.

An Insurable Interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that you, as the Owner(s), have an Insurable Interest in each Annuitant. We require the agent/registered representative to confirm on the application that each Owner has an Insurable Interest in each Annuitant. We also require that any new Owner after issuance of the Contract to have an Insurable Interest in the Annuitant. We will seek to void the Contract if we discover it was applied for and issued (or ownership was transferred) based on misinformation, or information that was omitted, in order to evade state Insurable Interest and other laws enacted to prevent an Owner from using the Contract to profit from the death of a person in whom such Owner does not have an Insurable Interest.

Collateral Assignment

You may assign a Nonqualified Contract as collateral security for a loan or other obligation. This kind of assignment is not a change of ownership. After we record the assignment, your rights, and those of any Beneficiary (unless the Beneficiary(ies) were made Irrevocable Beneficiaries under an earlier assignment), are subject to the terms of the assignment. To make, modify or release an assignment you must provide Notice to Us. Your instructions will take effect as of the date we receive Notice to Us. We require written consent of any Irrevocable Beneficiary before your instructions will take effect. An assignment likely has tax consequences, and you should consult a tax and/or legal adviser for advice regarding the tax consequences of an assignment. We are not responsible for the validity, tax consequences or other effects of any assignment you choose to make.

Contract Modification

We may change the Contract as required by federal or state law or as otherwise permitted in the Contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Non-Waiver

We may, in our discretion, elect not to exercise a right, privilege or option under the Contract. Such election will not constitute our waiver of the right to exercise such right, privilege or option at a later date, nor will it constitute a waiver of any provision of the Contract.

Reports

We will confirm purchase, transfer and withdrawal or surrender transactions usually within five Business Days of processing any such transaction. You are responsible for reviewing the confirmation notices to verify that the transaction was made as requested.

At least once a year, we will send you, without charge, a report showing the current Accumulation Value. This report will also show the amounts deducted from, or added to, the Accumulation Value since the last report.

In addition, we will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. Upon request we will provide additional reports, but we reserve the right to assess a charge, not to exceed $50, for each such additional report.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:
- On any Valuation Date when the NYSE is closed (except customary weekend and holiday closings) or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the Subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the Subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers and/or Beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated by writing or calling Customer Service.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks," "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Accumulation Value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the Contract, Directed Services LLC'S ability to distribute the Contract or upon Separate Account B.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Legal Matters

The Company's organization and authority, and the Contract's legality and validity, have been passed on by the Company's legal department.

Financial Statements

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for Voya Insurance and Annuity Company are included in the Statement of Additional Information.

APPENDIX I
FUND DESCRIPTIONS

List of Fund Name Changes

Former Fund Name	New Fund Name
Ivy Funds VIP Asset Strategy	Ivy VIP Asset Strategy
Ivy Funds VIP Balanced	Ivy VIP Balanced
Ivy Funds VIP Energy	Ivy VIP Energy
Ivy Funds VIP High Income	Ivy VIP High Income
Ivy Funds VIP International Core Equity	Ivy VIP International Core Equity
Ivy Funds VIP Mid Cap Growth	Ivy VIP Mid Cap Growth
Ivy Funds VIP Real Estate Securities	Ivy VIP Real Estate Securities
Ivy Funds VIP Science and Technology	Ivy VIP Science and Technology
Ivy Funds VIP Small Cap Growth	Ivy VIP Small Cap Growth
Ivy Funds VIP Small Cap Value	Ivy VIP Small Cap Core
Janus Aspen Balanced Portfolio[*]	Janus Henderson Balanced Portfolio
Janus Aspen Enterprise Portfolio[*]	Janus Henderson Enterprise Portfolio
Janus Aspen Flexible Bond Portfolio[*]	Janus Henderson Flexible Bond Portfolio

[*] On or about May 30, 2017, and subject to requisite shareholder and regulatory approvals, Henderson Group plc will merge with and into Janus Capital Group Inc., the direct parent of Janus Capital Management LLC, the investment adviser to the portfolio. Effective as of the date of this merger, the Janus Aspen Balanced, the Janus Aspen Enterprise and the Janus Aspen Flexible Bond Portfolios will change their names to the Janus Henderson Balanced Portfolio, the Janus Henderson Enterprise Portfolio and the Janus Henderson Flexible Bond Portfolio, respectively.

The investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Fund prospectuses may be obtained free of charge by contacting Customer Service, by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the Contract have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® -- Blue Chip Income and Growth Fund **Investment Adviser:** Capital Research and Management Company^SM	Seeks to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – Bond Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks as high a level of current income as is consistent with the preservation of capital.
American Funds Insurance Series® – Capital Income Builder® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks (1) to provide a level of current income that exceeds the average yield on U.S. stocks generally and (2) to provide a growing stream of income over the years. The fund's secondary objective is to provide growth of capital.
American Funds Insurance Series® – Global Growth Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital.
American Funds Insurance Series® – Growth Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital.
American Funds Insurance Series® – International Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital.
American Funds Insurance Series® – New World Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term capital appreciation.
BlackRock Equity Dividend V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks long-term total return and current income.
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks high total investment return.
BlackRock High Yield V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks to maximize total return, consistent with income generation and prudent investment management.
BlackRock iShares® Alternative Strategies V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks to provide total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
BlackRock iShares® Dynamic Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks to provide total return.
ClearBridge Variable Aggressive Growth Portfolio **Investment Adviser:** Legg Mason Partners Fund Advisor, LLC **Subadviser:** ClearBridge Investments, LLC (Western Asset Management Company manages the portion of the fund's cash and short term investments allocated to it)	Seeks capital appreciation.
ClearBridge Variable Mid Cap Portfolio **Investment Adviser:** Legg Mason Partners Fund Advisor, LLC **Subadviser:** ClearBridge Investments, LLC (Western Asset Management Company manages the fund's cash and short term investments)	Seeks long-term growth of capital.
Columbia Variable Portfolio – Seligman Global Technology Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with long term capital appreciation.
Deutsche Alternative Asset Allocation VIP **Investment Adviser:** Deutsche Investment Management Americas Inc. **Subadviser:** RREEF America L.L.C.	Seeks capital appreciation.
Deutsche Core Equity VIP **Investment Adviser:** Deutsche Investment Management Americas Inc.	Seeks long-term growth of capital, current income and growth of income.
Eaton Vance VT Floating-Rate Income Fund **Investment Adviser:** Eaton Vance Management	Seeks to provide a high level of current income.
Federated High Income Bond Fund II **Investment Adviser:** Federated Investment Management Company	Seeks high current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Federated Kaufman Fund II **Investment Adviser:** Federated Equity Management Company of Pennsylvania **Subadviser:** Federated Global Investment Management Corp.	Seeks capital appreciation.
Fidelity® VIP Disciplined Small Cap Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** Geode Capital Management, LLC and FMR Co., Inc.	Seeks capital appreciation.
Fidelity® VIP FundsManager 20% Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks high current income and, as a secondary objective, capital appreciation.
Fidelity® VIP FundsManager 60% Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks high total return.
Fidelity® VIP FundsManager 85% Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks high total return.
Fidelity® VIP Strategic Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** Fidelity Investments Money Management, Inc., FMR Co., Inc., FIL Investment Advisors (UK) Limited and other investment advisers	Seeks a high level of current income. The fund may also seek capital appreciation.
Invesco V.I. Balanced-Risk Allocation Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks total return with a low to moderate correlation to traditional financial market indices.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Ivy VIP Balanced **Investment Adviser:** Ivy Investment Management Company	Seeks to provide total return through a combination of capital appreciation and current income.
Ivy VIP Energy **Investment Adviser:** Ivy Investment Management Company	Seeks to provide capital growth and appreciation.
Ivy VIP International Core Equity **Investment Adviser:** Ivy Investment Management Company	Seeks to provide capital growth and appreciation.
Ivy VIP Real Estate Securities **Investment Adviser:** Ivy Investment Management Company	Seeks to provide total return through capital appreciation and current income.
Ivy VIP Small Cap Growth **Investment Adviser:** Ivy Investment Management Company	Seeks to provide growth of capital.
Ivy VIP Small Cap Core **Investment Adviser:** Ivy Investment Management Company	Seeks to provide capital appreciation.
Janus Aspen Balanced Portfolio **Investment Adviser:** Janus Capital Management LLC	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.
Janus Aspen Enterprise Portfolio **Investment Adviser:** Janus Capital Management LLC	Seeks long-term growth of capital.
MFS® Global Real Estate Portfolio **Investment Adviser:** Massachusetts Financial Services Company	Seeks total return.
MFS® International Value Portfolio **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
MFS® Research Series **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
MFS® Strategic Income Portfolio **Investment Adviser:** Massachusetts Financial Services Company	Seeks total return with an emphasis on high current income, but also considering capital appreciation.
MFS® Utilities Series **Investment Adviser:** Massachusetts Financial Services Company	Seeks total return.
MFS® Value Series Portfolio **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
Oppenheimer Core Bond Fund/VA **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks total return.
Oppenheimer Discovery Mid Cap Growth Fund/VA **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
Oppenheimer International Growth Fund/VA **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer Main Street Fund®/VA **Investment Adviser:** OFI Global Asset Management, Inc. **Subadviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
PIMCO All Asset Portfolio **Investment Adviser:** Pacific Investment Management Company LLC **Asset Allocation Subadviser:** Research Affiliates, LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
PIMCO Low Duration Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
PIMCO Short-Term Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum current income, consistent with preservation of capital and daily liquidity.
PIMCO Total Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
Putnam VT American Government Income Fund **Investment Adviser:** Putnam Investment Management, LLC	Seeks high current income with preservation of capital as its secondary objective.
Putnam VT Income Fund **Investment Adviser:** Putnam Investment Management, LLC	Seeks high current income consistent with what Putnam Investment Management, LLC believes to be prudent risk.
Putnam VT International Equity Fund **Investment Adviser:** Putnam Investment Management, LLC	Seeks capital appreciation.
Putnam VT International Value Fund **Investment Adviser:** Putnam Investment Management, LLC	Seeks capital growth. Current income is a secondary objective.
Putnam VT Investors Fund **Investment Adviser:** Putnam Investment Management, LLC	Seeks long-term growth of capital and any increased income that results from this growth.
Putnam VT Small Cap Value Fund **Investment Adviser:** Putnam Investment Management, LLC	Seeks capital appreciation.
T. Rowe Price Blue Chip Growth Portfolio **Investment Adviser:** T. Rowe Price Associates, Inc.	Seeks to provide long-term capital growth. Income is a secondary objective.
T. Rowe Price Health Sciences Portfolio **Investment Adviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
Templeton Global Bond VIP Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks a high level of current income, with preservation of capital, with capital appreciation as a secondary consideration. Under normal market conditions, the fund invests at least 80% of its net assets in bonds, which include debt securities of any maturity, such as bonds, notes, bills and debentures.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Global Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Perspectives® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya Government Liquid Assets Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya High Yield Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Retirement Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.
Voya Retirement Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.
Voya Retirement Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell^{TM} Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell^{TM} Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell^{TM} Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution 2025 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2035 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2045 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Solution 2055 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
VY® American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
VY® Baron Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** BlackRock Financial Management, Inc.	Seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Columbia Small Cap Value II Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Franklin Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Morgan Stanley Global Franchise Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Morgan Stanley Investment Management, Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
VY® T. Rowe Price International Stock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY® Templeton Foreign Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.

APPENDIX II

Information Regarding Closed Subaccounts

The Subaccounts that invests in the following mutual funds have been closed to new investment:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Deutsche High Income VIP (Class B) **Investment Adviser:** Deutsche Investment Management Americas Inc.	Seeks to provide a high level of current income.
Franklin Strategic Income VIP Fund (Class 2) **Investment Adviser:** Franklin Advisers, Inc.	Seeks a high level of current income, with capital appreciation over the long term as a secondary goal. Under normal market conditions, the fund invests primarily to predominately in U.S. and foreign debt securities, including those in emerging markets.
Ivy VIP Asset Strategy (Class II) **Investment Adviser:** Ivy Investment Management Company	Seeks to provide total return.
Ivy VIP High Income (Class II) **Investment Adviser:** Ivy Investment Management Company	Seeks to provide total return through a combination of high current income and capital appreciation.
Ivy VIP Mid Cap Growth (Class II) **Investment Adviser:** Ivy Investment Management Company **Subadviser:** Wall Street Associates, LLC	Seeks to provide growth of capital.
Ivy VIP Science and Technology (Class II) **Investment Adviser:** Ivy Investment Management Company	Seeks to provide growth of capital.
Janus Aspen Flexible Bond Portfolio (Service Class) **Investment Adviser:** Janus Capital Management LLC	Seeks to obtain maximum total return, consistent with preservation of capital.
Voya Global Equity Portfolio (Class ADV)[5] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Growth and Income Portfolio (Class ADV) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Large Cap Value Portfolio (Class ADV) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
VY® Clarion Global Real Estate Portfolio (Class ADV) **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
VY® Clarion Real Estate Portfolio (Class ADV) **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks total return including capital appreciation and current income.
VY® FMR® Diversified Mid Cap Portfolio[6] **Investment Adviser:** Voya Investments, LLC **Subadviser:** Fidelity Management & Research Company	Seeks long-term growth of capital.

---

[5]   This fund is structured as either a "fund of funds" or as a "Master-Feeder" fund. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. **See the *Fund Fees and Expenses* table on page 7 and the *Fund of Funds* section on page 23 for more information about "fund of funds."**
[6]   FMR® is a registered service mark of FMR LLC. Used with permission.

Contract Owners who have invested in one or more of the Subaccounts that correspond to these funds may leave their investments in those Subaccounts, but future allocations and transfers into them are prohibited. If your most recent premium allocation instructions includes a Subaccount that corresponds to one of these funds, premium received that would have been allocated to a Subaccount corresponding to one of these funds may be automatically allocated among the other available Subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service.

APPENDIX III
CONDENSED FINANCIAL INFORMATION

Except for Subaccounts which did not commence operations as of December 31, 2016, the following tables give (1) the Accumulation Unit Value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of Accumulation Units outstanding at the end of the period for each Subaccount of Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2016, including portfolio names. Portfolio name changes after December 31, 2016, are not reflected in the following information.

TABLE 1

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
AMERICAN FUNDS INSURANCE SERIES® - BOND FUND^{SM} (CLASS 4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.80	$9.85								
Value at end of period	$10.02	$9.80								
Number of accumulation units outstanding at end of period	113,291	50,702								
AMERICAN FUNDS INSURANCE SERIES® - CAPITAL INCOME BUILDER® FUND (CLASS 4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.52	$9.76								
Value at end of period	$9.82	$9.52								
Number of accumulation units outstanding at end of period	89,373	24,994								
AMERICAN FUNDS INSURANCE SERIES® - GLOBAL GROWTH FUND^{SM} (CLASS 4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.82	$9.87								
Value at end of period	$9.80	$9.82								
Number of accumulation units outstanding at end of period	81,083	31,464								
AMERICAN FUNDS INSURANCE SERIES® - GROWTH FUND^{SM} (CLASS 4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$10.02	$9.97								
Value at end of period	$10.87	$10.02								
Number of accumulation units outstanding at end of period	227,931	71,596								
AMERICAN FUNDS INSURANCE SERIES® - INTERNATIONAL FUND^{SM} (CLASS 4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$8.90	$9.71								
Value at end of period	$9.13	$8.90								
Number of accumulation units outstanding at end of period	63,495	31,560								

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
AMERICAN FUNDS INSURANCE SERIES® - NEW WORLD FUND® (CLASS 4)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.38	$9.88								
Value at end of period	$9.79	$9.38								
Number of accumulation units outstanding at end of period	42,563	29,070								
AMERICAN FUNDS IS BLUE CHIP INCOME AND GROWTH FUND (CLASS 4)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$9.96									
Value at end of period	$10.94									
Number of accumulation units outstanding at end of period	42,268									
BLACKROCK EQUITY DIVIDEND V.I. FUND (CLASS III)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.81	$9.87								
Value at end of period	$11.31	$9.81								
Number of accumulation units outstanding at end of period	154,071	37,622								
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.54	$9.90								
Value at end of period	$9.84	$9.54								
Number of accumulation units outstanding at end of period	122,008	76,112								
BLACKROCK HIGH YIELD V.I. FUND (CLASS III)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.45	$10.05								
Value at end of period	$10.60	$9.45								
Number of accumulation units outstanding at end of period	59,600	12,450								
BLACKROCK ISHARES® ALTERNATIVE STRATEGIES V.I. FUND (CLASS III)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.58	$9.84								
Value at end of period	$10.12	$9.58								
Number of accumulation units outstanding at end of period	6,898	847								
BLACKROCK ISHARES® DYNAMIC ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.33	$9.81								
Value at end of period	$9.85	$9.33								
Number of accumulation units outstanding at end of period	777	2,108								
CLEARBRIDGE VARIABLE MID CAP PORTFOLIO (CLASS II)										
Value at beginning of period	$9.86	$10.00								
Value at end of period	$10.69	$9.86								
Number of accumulation units outstanding at end of period	2,785	0								
DEUTSCHE ALTERNATIVE ASSET ALLOCATION VIP (CLASS B)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.26	$9.77								
Value at end of period	$9.67	$9.26								
Number of accumulation units outstanding at end of period	4,759	268								

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
DEUTSCHE CORE EQUITY VIP (CLASS B)										
(Funds were first received in this option during August 2016)										
Value at beginning of period	$10.80									
Value at end of period	$11.22									
Number of accumulation units outstanding at end of period	6,008									
DEUTSCHE HIGH INCOME VIP (CLASS B)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.36	$10.02								
Value at end of period	$10.48	$9.36								
Number of accumulation units outstanding at end of period	7,017	3,932								
EATON VANCE VT FLOATING-RATE INCOME FUND (INITIAL CLASS)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.71	$10.05								
Value at end of period	$10.51	$9.71								
Number of accumulation units outstanding at end of period	243,660	149,830								
EATON VANCE VT LARGE-CAP VALUE FUND (INITIAL CLASS)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.58	$9.82								
Value at end of period	$10.39	$9.58								
Number of accumulation units outstanding at end of period	18,382	9,483								
FIDELITY® VIP DISCIPLINED SMALL CAP PORTFOLIO (SERVICE CLASS 2)										
Value at beginning of period	$9.54	$10.00								
Value at end of period	$11.60	$9.54								
Number of accumulation units outstanding at end of period	2,236	0								
FIDELITY® VIP FUNDSMANAGER 20% PORTFOLIO (SERVICE CLASS 2)										
Value at beginning of period	$9.98	$10.00								
Value at end of period	$10.18	$9.98								
Number of accumulation units outstanding at end of period	9,734	0								
FIDELITY® VIP FUNDSMANAGER 60% PORTFOLIO (SERVICE CLASS 2)										
Value at beginning of period	$9.94	$10.00								
Value at end of period	$10.34	$9.94								
Number of accumulation units outstanding at end of period	6,405	0								
FIDELITY® VIP FUNDSMANAGER 85% PORTFOLIO (SERVICE CLASS 2)										
Value at beginning of period	$9.92	$10.00								
Value at end of period	$10.40	$9.92								
Number of accumulation units outstanding at end of period	1,458	0								
FIDELITY® VIP STRATEGIC INCOME PORTFOLIO (SERVICE CLASS 2)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.66	$9.99								
Value at end of period	$10.37	$9.66								
Number of accumulation units outstanding at end of period	130,774	50,354								
FRANKLIN STRATEGIC INCOME VIP FUND (CLASS 2)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.53	$9.97								
Value at end of period	$10.22	$9.53								
Number of accumulation units outstanding at end of period	96,374	27,204								

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
INVESCO V.I. BALANCED-RISK ALLOCATION FUND (SERIES II)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.27	$9.69								
Value at end of period	$10.28	$9.27								
Number of accumulation units outstanding at end of period	8,811	751								
IVY FUNDS VIP ASSET STRATEGY										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$8.85	$9.61								
Value at end of period	$8.57	$8.85								
Number of accumulation units outstanding at end of period	55,614	31,678								
IVY FUNDS VIP BALANCED										
(Funds were first received in this option during July 2016)										
Value at beginning of period	$10.27									
Value at end of period	$10.40									
Number of accumulation units outstanding at end of period	5,724									
IVY FUNDS VIP ENERGY										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$7.68	$9.76								
Value at end of period	$10.27	$7.68								
Number of accumulation units outstanding at end of period	37,181	15,871								
IVY FUNDS VIP HIGH INCOME										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.18	$10.03								
Value at end of period	$10.60	$9.18								
Number of accumulation units outstanding at end of period	87,545	25,135								
IVY FUNDS VIP INTERNATIONAL CORE EQUITY										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$10.01									
Value at end of period	$10.20									
Number of accumulation units outstanding at end of period	1,751									
IVY FUNDS VIP MID CAP GROWTH										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$8.96	$9.84								
Value at end of period	$9.45	$8.96								
Number of accumulation units outstanding at end of period	53,544	33,888								
IVY FUNDS VIP SCIENCE AND TECHNOLOGY										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.09	$9.74								
Value at end of period	$9.17	$9.09								
Number of accumulation units outstanding at end of period	78,342	32,349								
IVY FUNDS VIP SMALL CAP GROWTH										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.40	$10.59								
Value at end of period	$9.61	$9.40								
Number of accumulation units outstanding at end of period	9,844	2,012								

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
JANUS ASPEN BALANCED PORTFOLIO (SERVICE SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.75	$9.96								
Value at end of period	$10.11	$9.75								
Number of accumulation units outstanding at end of period	116,851	52,594								
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (SERVICE SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.80	$9.89								
Value at end of period	$9.96	$9.80								
Number of accumulation units outstanding at end of period	156,667	46,255								
MFS® RESEARCH SERIES (SERVICE CLASS)										
Value at beginning of period	$9.80	$10.00								
Value at end of period	$10.56	$9.80								
Number of accumulation units outstanding at end of period	3,641	0								
MFS® UTILITIES SERIES (SERVICE CLASS)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$8.39	$9.85								
Value at end of period	$9.28	$8.39								
Number of accumulation units outstanding at end of period	24,766	5,346								
OPPENHEIMER INTERNATIONAL GROWTH FUND/VA (SERVICE SHARES)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.70	$9.81								
Value at end of period	$9.38	$9.70								
Number of accumulation units outstanding at end of period	80,129	23,507								
PIMCO ALL ASSET PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.08	$9.90								
Value at end of period	$10.19	$9.08								
Number of accumulation units outstanding at end of period	8,152	75								
PIMCO LOW DURATION PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.91	$9.99								
Value at end of period	$9.99	$9.91								
Number of accumulation units outstanding at end of period	92,559	41,344								
PIMCO SHORT-TERM PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$10.00	$10.03								
Value at end of period	$10.18	$10.00								
Number of accumulation units outstanding at end of period	244,678	108,873								
PIMCO TOTAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.79	$9.84								
Value at end of period	$9.99	$9.79								
Number of accumulation units outstanding at end of period	282,145	249,413								

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
PUTNAM VT AMERICAN GOVERNMENT INCOME FUND (CLASS IB)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.81	$9.97								
Value at end of period	$9.77	$9.81								
Number of accumulation units outstanding at end of period	71,659	12,380								
PUTNAM VT INCOME FUND (CLASS IB)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.68	$9.96								
Value at end of period	$9.81	$9.68								
Number of accumulation units outstanding at end of period	86,777	33,378								
PUTNAM VT INTERNATIONAL EQUITY FUND (CLASS IB)										
Value at beginning of period	$9.73	$10.00								
Value at end of period	$9.43	$9.73								
Number of accumulation units outstanding at end of period	462	0								
PUTNAM VT INTERNATIONAL VALUE FUND (CLASS IB)										
Value at beginning of period	$9.77	$10.00								
Value at end of period	$9.82	$9.77								
Number of accumulation units outstanding at end of period	790	0								
PUTNAM VT INVESTORS FUND (CLASS IB)										
Value at beginning of period	$9.94	$10.00								
Value at end of period	$11.07	$9.94								
Number of accumulation units outstanding at end of period	9,032	0								
PUTNAM VT SMALL CAP VALUE FUND (CLASS IB)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.39	$10.14								
Value at end of period	$11.90	$9.39								
Number of accumulation units outstanding at end of period	11,362	8,322								
T. ROWE PRICE BLUE CHIP GROWTH PORTFOLIO (CLASS II)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$10.26	$9.95								
Value at end of period	$10.26	$10.26								
Number of accumulation units outstanding at end of period	207,487	54,427								
T. ROWE PRICE HEALTH SCIENCES PORTFOLIO (CLASS II)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.64	$10.34								
Value at end of period	$8.56	$9.64								
Number of accumulation units outstanding at end of period	239,900	116,012								
TEMPLETON GLOBAL BOND VIP FUND (CLASS 2)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.55	$9.96								
Value at end of period	$9.77	$9.55								
Number of accumulation units outstanding at end of period	190,269	76,248								
VOYA GLOBAL BOND PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.55	$9.78								
Value at end of period	$10.05	$9.55								
Number of accumulation units outstanding at end of period	20,032	5,084								

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA GLOBAL EQUITY PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.24	$9.87								
Value at end of period	$9.69	$9.24								
Number of accumulation units outstanding at end of period	1,502	468								
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.33	$9.84								
Value at end of period	$9.88	$9.33								
Number of accumulation units outstanding at end of period	33,241	11,182								
VOYA GOVERNMENT LIQUID ASSETS PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.95	$9.98								
Value at end of period	$9.90	$9.95								
Number of accumulation units outstanding at end of period	290,267	151,057								
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.47	$9.87								
Value at end of period	$10.28	$9.47								
Number of accumulation units outstanding at end of period	104,877	50,741								
VOYA HIGH YIELD PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.54	$10.09								
Value at end of period	$10.83	$9.54								
Number of accumulation units outstanding at end of period	36,498	2,499								
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.79	$9.86								
Value at end of period	$10.11	$9.79								
Number of accumulation units outstanding at end of period	312,092	87,967								
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.24	$9.79								
Value at end of period	$9.22	$9.24								
Number of accumulation units outstanding at end of period	78,380	22,467								
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.95	$9.90								
Value at end of period	$10.22	$9.95								
Number of accumulation units outstanding at end of period	126,726	63,788								
VOYA LARGE CAP VALUE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.32	$9.87								
Value at end of period	$10.49	$9.32								
Number of accumulation units outstanding at end of period	28,403	10,859								

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.43	$9.86								
Value at end of period	$10.01	$9.43								
Number of accumulation units outstanding at end of period	80,332	30,316								
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.69	$9.87								
Value at end of period	$10.08	$9.69								
Number of accumulation units outstanding at end of period	150,286	87,776								
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.45	$9.83								
Value at end of period	$10.08	$9.45								
Number of accumulation units outstanding at end of period	16,589	7,420								
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.52	$9.84								
Value at end of period	$10.11	$9.52								
Number of accumulation units outstanding at end of period	297,181	9,112								
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.56	$9.85								
Value at end of period	$10.05	$9.56								
Number of accumulation units outstanding at end of period	74,839	41,871								
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$10.22	$10.01								
Value at end of period	$10.80	$10.22								
Number of accumulation units outstanding at end of period	152,575	56,072								
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.62	$9.95								
Value at end of period	$11.03	$9.62								
Number of accumulation units outstanding at end of period	221,117	68,077								
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.20	$9.80								
Value at end of period	$10.32	$9.20								
Number of accumulation units outstanding at end of period	164,484	49,902								
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.09	$9.97								
Value at end of period	$10.89	$9.09								
Number of accumulation units outstanding at end of period	104,444	32,941								

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.26	$10.09								
Value at end of period	$10.39	$9.26								
Number of accumulation units outstanding at end of period	109,558	37,362								
VOYA SOLUTION 2025 PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.60	$9.86								
Value at end of period	$10.07	$9.60								
Number of accumulation units outstanding at end of period	35,323	4,135								
VOYA SOLUTION 2035 PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.50	$9.86								
Value at end of period	$10.01	$9.50								
Number of accumulation units outstanding at end of period	4,326	2,125								
VOYA SOLUTION 2045 PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.45	$9.85								
Value at end of period	$9.97	$9.45								
Number of accumulation units outstanding at end of period	2,528	1,397								
VOYA SOLUTION 2055 PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.45	$9.85								
Value at end of period	$9.97	$9.45								
Number of accumulation units outstanding at end of period	76	76								
VOYA SOLUTION INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.69	$9.86								
Value at end of period	$10.04	$9.69								
Number of accumulation units outstanding at end of period	65,945	23,863								
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.51	$9.91								
Value at end of period	$11.69	$9.51								
Number of accumulation units outstanding at end of period	57,363	10,678								
VY® BARON GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$8.98	$9.81								
Value at end of period	$9.38	$8.98								
Number of accumulation units outstanding at end of period	55,094	29,219								
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.53	$9.92								
Value at end of period	$9.79	$9.53								
Number of accumulation units outstanding at end of period	51,437	22,517								

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.37	$9.35								
Value at end of period	$9.34	$9.37								
Number of accumulation units outstanding at end of period	65,983	15,473								
VY® CLARION REAL ESTATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.73	$9.23								
Value at end of period	$10.04	$9.73								
Number of accumulation units outstanding at end of period	57,793	8,558								
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.91	$10.00								
Value at end of period	$10.65	$9.91								
Number of accumulation units outstanding at end of period	103,649	63,747								
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.31	$10.04								
Value at end of period	$11.42	$9.31								
Number of accumulation units outstanding at end of period	39,309	18,467								
VY® FMR® DIVERSIFIED MID CAP PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.25	$9.96								
Value at end of period	$10.24	$9.25								
Number of accumulation units outstanding at end of period	21,247	4,616								
VY® FRANKLIN INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.23	$9.82								
Value at end of period	$10.58	$9.23								
Number of accumulation units outstanding at end of period	44,496	28,678								
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.59	$9.98								
Value at end of period	$10.93	$9.59								
Number of accumulation units outstanding at end of period	57,872	12,682								
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.54	$10.06								
Value at end of period	$11.33	$9.54								
Number of accumulation units outstanding at end of period	30,678	14,206								
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$8.17	$9.45								
Value at end of period	$9.15	$8.17								
Number of accumulation units outstanding at end of period	31,551	7,033								

	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.26	$9.85								
Value at end of period	$10.53	$9.26								
Number of accumulation units outstanding at end of period	75,089	25,590								
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.13	$9.90								
Value at end of period	$11.00	$9.13								
Number of accumulation units outstanding at end of period	38,986	18,351								
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$10.23	$10.06								
Value at end of period	$10.67	$10.23								
Number of accumulation units outstanding at end of period	94,705	10,308								
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.45	$10.00								
Value at end of period	$9.37	$9.45								
Number of accumulation units outstanding at end of period	54,131	81,389								
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$10.05	$10.02								
Value at end of period	$10.75	$10.05								
Number of accumulation units outstanding at end of period	1,817,507	579,810								
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.22	$9.83								
Value at end of period	$10.84	$9.22								
Number of accumulation units outstanding at end of period	34,107	13,882								
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$10.22	$9.98								
Value at end of period	$10.26	$10.22								
Number of accumulation units outstanding at end of period	189,681	105,805								
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.25	$9.91								
Value at end of period	$9.34	$9.25								
Number of accumulation units outstanding at end of period	13,715	2,522								
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$9.07	$9.75								
Value at end of period	$9.13	$9.07								
Number of accumulation units outstanding at end of period	15,065	7,238								

THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information about us, Separate Account B and the Contract, as well as the financial statements of Separate Account B and the Company. The following is a list of the contents of the SAI:

If you would like to receive a copy of the SAI, free of charge, please tear off, complete and return the form below to Customer Service at P.O. Box 9271, Des Moines, IA, 50306-9271.

‒ ‒

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR THE VOYA PREFERRED ADVANTAGE VARIABLE ANNUITY (333-202174).

Please Print or Type:

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PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

VOYA PREFERRED ADVANTAGE VARIABLE ANNUITY
A Flexible Premium Deferred Individual Variable Annuity Contract
issued by
SEPARATE ACCOUNT B
of
VOYA INSURANCE AND ANNUITY COMPANY

STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 2017

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for the Voya Preferred Advantage Variable Annuity, which is referred to herein. The prospectus sets forth information that a prospective investor should know before investing in this Contract.

A free prospectus is available upon request by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, 1-888-854-5950. The Contract prospectus, the Statement of Additional Information and other information about Separate Account B may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, www.sec.gov.

Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Insurance and Annuity Company (the "Company," we," "us," "our") issues the Contract described in this prospectus and is responsible for providing the Contract's insurance and annuity benefits. All guarantees and benefits provided under the Contract that are not related to Separate Account B are subject to the claims paying ability of the Company and our General Account. We are an Iowa stock life insurance company, originally incorporated in Minnesota on January 2, 1973. We are admitted to do business in all states except New York and in the District of Columbia.

We are an indirect wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

The Company serves as the depositor for the separate account.

Other than the Asset Based Administrative Fee, described in the prospectus, all expenses incurred in the operations of Separate Account B are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. **See the FEES AND EXPENSES section on page 19 of the prospectus.**

The assets of Separate Account B are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of Separate Account B are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "Contract" refers only to those offered through the prospectus.

SEPARATE ACCOUNT B

Separate Account B was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into Subaccounts. Purchase Payments received will be allocated to one or more of the available Subaccounts. Each Subaccount invests exclusively in shares of a corresponding mutual fund ("fund"). When you allocate Purchase Payments to a Subaccount, you acquire Accumulation Units of that Subaccount. You do not invest directly in or hold shares of the funds. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

Our affiliate, Directed Services LLC, serves as the principal underwriter and distributor of the Contract as well as for our other contracts. Directed Services LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Directed Services LLC's principal office is located at One Orange Way, Windsor, Connecticut, 06095-4774. The Contracts are distributed through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Directed Services LLC. We refer to these broker-dealers as "distributors." Voya Financial Advisors, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts. The offering of the Contracts is continuous.

Compensation paid to the principal underwriter for the years ended December 31, 2016, 2015 and 2014 amounted to $205,433,294, $229,683,388 and $244,889,657, respectively. These amounts reflect compensation paid to Directed Services LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Separate Account B of Voya Insurance and Annuity Company. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts.

Under a management services agreement, last amended in 1995, Voya Insurance and Annuity Company provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Voya Insurance and Annuity Company charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Voya Insurance and Annuity Company's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. However effective January 1, 2010, this management services agreement was changed to an arms-length pricing agreement, whereas Voya Insurance and Annuity Company now receives a monthly fee from Directed Services LLC based on annual contractual rates by fund. This fee, calculated as a percentage of average assets in the variable separate accounts, was $116,527,230, $115,451,517 and $139,918,729 for the years ended 2015, 2014 and 2012, respectively.

PERFORMANCE REPORTING AND ADVERTISING

From time to time, we may advertise or include in reports to a Contract Owner, performance information for the Subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Specially Designated Subaccount, quotations of yield for the Subaccounts will be based on all investment income per unit (Accumulation Value divided by the Accumulation Unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for one-year, five-year and ten-year periods, or lesser periods depending upon how long Separate Account B has been investing in the fund. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the Subaccounts of Separate Account B, assuming an investment at the beginning of the period when Separate Account B first invested in the funds and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable fund fees and Contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the funds since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the Subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before Separate Account B began investing in the funds. Current yield for the Specially Designed Subaccount is based on income received by a hypothetical investment over a given seven-day period, less expenses accrued and then "annualized" (i.e., assuming that the seven-day yield would be received for 52 weeks). We calculate "effective yield" for the Specially Designated Subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining Subaccounts on all investment income per Accumulation Unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period. **You should be aware that there is no guarantee that the Specially Designated Subaccount will have a positive or level return.**

We may compare performance information for a Subaccount to: (i) the Standard & Poor's 500 Stock Index, the Dow Jones Industrial Average, the Donoghue Money Market Institutional Averages or any other applicable market indices; (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service; and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any Subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services. Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the fund and market conditions. Please keep in mind that past performance is not a guarantee of future results.

From time to time, the rating of Voya Insurance and Annuity Company as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective contract holder and other contractual obligations.

EXPERTS

The statements of assets and liabilities of Separate Account B as of December 31, 2016, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of the Company as of December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS

Voya Insurance and Annuity Company

Separate Account B

Year Ended December 31, 2016

with Report of Independent Registered Public Accounting Firm

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VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Financial Statements
Year Ended December 31, 2016

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants of
Voya Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2016, of Voya Insurance and Annuity Company Separate Account B (the "Account"), and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2016 and 2015. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2016, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Voya Insurance and Annuity Company Separate Account B at December 31, 2016, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2016 and 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 4, 2017

SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares	Blue Chip Income & Growth Fund - Class 4	Bond Fund - Class 4	Capital Income Builder Fund - Class 4	Global Growth Fund - Class 4
Assets					
Investments in mutual funds					
at fair value	$ 91	$ 472	$ 1,135	$ 889	$ 795
Total assets	91	472	1,135	889	795
Net assets	$ 91	$ 472	$ 1,135	$ 889	$ 795
Total number of mutual fund shares	8,073	35,281	106,091	94,055	33,373
Cost of mutual fund shares	$ 90	$ 462	$ 1,155	$ 897	$ 824

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Growth Fund - Class 4		International Fund - Class 4		New World Fund - Class 4		BlackRock Equity Dividend V.I. Fund - Class III		BlackRock Global Allocation V.I. Fund - Class III	
Assets										
Investments in mutual funds										
at fair value	$	2,495	$	590	$	417	$	1,782	$	723,193
Total assets		2,495		590		417		1,782		723,193
Net assets	$	2,495	$	590	$	417	$	1,782	$	723,193
Total number of mutual fund shares		37,564		35,473		21,358		160,077		54,090,738
Cost of mutual fund shares	$	2,409	$	601	$	405	$	1,684	$	774,671

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	BlackRock High Yield V.I. Fund - Class III	BlackRock iShares Alternative Strategies V.I. Fund - Class III	BlackRock iShares Dynamic Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class 1	Columbia Small Cap Value Fund, Variable Series - Class 2
Assets					
Investments in mutual funds at fair value	$ 633	$ 70	$ 8	$ 319	$ 102,536
Total assets	633	70	8	319	102,536
Net assets	$ 633	$ 70	$ 8	$ 319	$ 102,536
Total number of mutual fund shares	86,982	6,898	778	22,382	5,393,779
Cost of mutual fund shares	$ 616	$ 72	$ 8	$ 287	$ 86,097

The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Columbia Small Company Growth Fund, Variable Series - Class 1	Columbia VP Large Cap Growth Fund - Class 1	Deutsche Core Equity VIP - Class B	Deutsche Alternative Asset Allocation VIP - Class B	Deutsche High Income VIP - Class B
Assets					
Investments in mutual funds					
at fair value	$ 31	$ 370	$ 67	$ 46	$ 74
Total assets	31	370	67	46	74
Net assets	$ 31	$ 370	$ 67	$ 46	$ 74
Total number of mutual fund shares	2,009	28,306	5,130	3,551	11,673
Cost of mutual fund shares	$ 34	$ 214	$ 64	$ 46	$ 71

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Eaton Vance VT Floating-Rate Income Fund - Initial Class	Eaton Vance VT Large-Cap Value Fund - Initial Class	Fidelity® VIP Strategic Income Portfolio - Service Class 2	Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2	Fidelity® VIP FundsManager 20% Portfolio - Service Class 2
Assets					
Investments in mutual funds at fair value	$ 2,561	$ 191	$ 1,356	$ 26	$ 99
Total assets	2,561	191	1,356	26	99
Net assets	$ 2,561	$ 191	$ 1,356	$ 26	$ 99
Total number of mutual fund shares	276,552	20,896	123,509	1,592	9,000
Cost of mutual fund shares	$ 2,498	$ 178	$ 1,360	$ 22	$ 99

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Fidelity® VIP FundsManager 60% Portfolio - Service Class 2	Fidelity® VIP FundsManager 85% Portfolio - Service Class 2	Franklin Small Cap Value VIP Fund - Class 2	Franklin Strategic Income VIP Fund - Class 2	Templeton Global Bond VIP Fund - Class 2
Assets					
Investments in mutual funds at fair value	$ 66	$ 15	$ 10,039	$ 995	$ 1,888
Total assets	66	15	10,039	995	1,888
Net assets	$ 66	$ 15	$ 10,039	$ 995	$ 1,888
Total number of mutual fund shares	6,015	1,289	518,553	93,534	116,164
Cost of mutual fund shares	$ 66	$ 15	$ 8,581	$ 975	$ 1,812

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Ivy Funds VIP Asset Strategy	Ivy Funds VIP Balanced	Ivy Funds VIP Energy	Ivy Funds VIP High Income	Ivy Funds VIP International Core Equity
Assets					
Investments in mutual funds					
at fair value	$ 477	$ 67	$ 385	$ 937	$ 18
Total assets	477	67	385	937	18
Net assets	$ 477	$ 67	$ 385	$ 937	$ 18
Total number of mutual fund shares	59,251	8,905	56,901	259,704	1,168
Cost of mutual fund shares	$ 488	$ 66	$ 331	$ 896	$ 18

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Ivy Funds VIP Mid Cap Growth	Ivy Funds VIP Science and Technology	Ivy Funds VIP Small Cap Growth	Janus Aspen Series Balanced Portfolio - Service Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 506	$ 722	$ 95	$ 1,181	$ 188
Total assets	506	722	95	1,181	188
Net assets	$ 506	$ 722	$ 95	$ 1,181	$ 188
Total number of mutual fund shares	53,614	32,314	9,765	37,045	3,340
Cost of mutual fund shares	$ 506	$ 687	$ 94	$ 1,155	$ 186

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Service Shares	ClearBridge Variable Mid Cap Portfolio - Class II	Western Asset Core Plus VIT Portfolio - Class I	MFS VIT Research Series Portfolio - Service Class	Oppenheimer Discovery Mid Cap Growth Fund/VA
Assets					
Investments in mutual funds					
at fair value	$ 1,586	$ 30	$ 36	$ 42	$ 28
Total assets	1,586	30	36	42	28
Net assets	$ 1,586	$ 30	$ 36	$ 42	$ 28
Total number of mutual fund shares	125,543	1,569	6,236	1,615	409
Cost of mutual fund shares	$ 1,627	$ 28	$ 38	$ 42	$ 29

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Oppenheimer International Growth Fund/VA - Service Shares	Oppenheimer Main Street Small Cap Fund®/VA - Service Shares	PIMCO All Asset Portfolio - Administrative Class	PIMCO Low Duration Portfolio - Administrative Class	PIMCO Real Return Portfolio - Administrative Class
Assets					
Investments in mutual funds					
at fair value	$ 752	$ 1,883	$ 83	$ 935	$ 5,057
Total assets	752	1,883	83	935	5,057
Net assets	$ 752	$ 1,883	$ 83	$ 935	$ 5,057
Total number of mutual fund shares	348,328	79,267	8,298	91,352	412,169
Cost of mutual fund shares	$ 779	$ 1,890	$ 81	$ 939	$ 5,709

The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	PIMCO Short-Term Portfolio - Administrative Class	PIMCO Total Return Portfolio - Administrative Class	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Assets					
Investments in mutual funds					
at fair value	$ 2,508	$ 2,871	$ 8,339	$ 3,101	$ 2,521
Total assets	2,508	2,871	8,339	3,101	2,521
Net assets	$ 2,508	$ 2,871	$ 8,339	$ 3,101	$ 2,521
Total number of mutual fund shares	243,534	269,808	191,485	148,780	47,633
Cost of mutual fund shares	$ 2,512	$ 2,931	$ 6,025	$ 3,203	$ 4,036

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Putnam VT American Government Income Fund - Class 1B	Putnam VT Income Fund - Class 1B	Putnam VT International Equity Fund - Class 1B	Putnam VT International Value Fund - Class 1B	Putnam VT Investors Fund - Class 1B
Assets					
Investments in mutual funds					
at fair value	$ 719	$ 851	$ 4	$ 8	$ 100
Total assets	719	851	4	8	100
Net assets	$ 719	$ 851	$ 4	$ 8	$ 100
Total number of mutual fund shares	75,248	78,099	353	822	5,604
Cost of mutual fund shares	$ 726	$ 864	$ 4	$ 8	$ 96

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Putnam VT Small Cap Value Fund - Class 1B	T. Rowe Price Blue Chip Growth Portfolio - II	T. Rowe Price Health Sciences Portfolio - II	MFS VIT Utilities Series Portfolio - Service Class	Voya Balanced Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 135	$ 2,132	$ 2,057	$ 230	$ 3,255
Total assets	135	2,132	2,057	230	3,255
Net assets	$ 135	$ 2,132	$ 2,057	$ 230	$ 3,255
Total number of mutual fund shares	8,585	94,802	61,625	8,715	219,181
Cost of mutual fund shares	$ 119	$ 2,002	$ 2,214	$ 238	$ 2,406

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class A	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class A	Voya Government Liquid Assets Portfolio - Service Class	Voya Government Liquid Assets Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 3,155	$ 2,706,288	$ 137,810	$ 446,968	$ 10,116
Total assets	3,155	2,706,288	137,810	446,968	10,116
Net assets	$ 3,155	$ 2,706,288	$ 137,810	$ 446,968	$ 10,116
Total number of mutual fund shares	251,816	215,126,244	13,431,779	446,967,841	10,116,016
Cost of mutual fund shares	$ 3,229	$ 2,732,784	$ 141,483	$ 446,968	$ 10,116

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 395	$ 366,188	$ 1,615,163	$ 80	$ 1,372,933
Total assets	395	366,188	1,615,163	80	1,372,933
Net assets	$ 395	$ 366,188	$ 1,615,163	$ 80	$ 1,372,933
Total number of mutual fund shares	39,488	36,582,240	99,578,482	4,592	80,903,508
Cost of mutual fund shares	$ 385	$ 377,256	$ 1,482,672	$ 85	$ 1,477,974

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Service 2 Class	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 14,453	$ 298	$ 884,391	$ 30,117	$ 55,266
Total assets	14,453	298	884,391	30,117	55,266
Net assets	$ 14,453	$ 298	$ 884,391	$ 30,117	$ 55,266
Total number of mutual fund shares	857,256	25,271	74,569,233	2,999,741	3,706,623
Cost of mutual fund shares	$ 15,599	$ 283	$ 892,419	$ 31,067	$ 55,240

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 409,091	$ 3,147,521	$ 2,142,739	$ 1,140,762	$ 504
Total assets	409,091	3,147,521	2,142,739	1,140,762	504
Net assets	$ 409,091	$ 3,147,521	$ 2,142,739	$ 1,140,762	$ 504
Total number of mutual fund shares	46,016,996	240,268,771	175,203,524	100,507,653	54,915
Cost of mutual fund shares	$ 424,734	$ 2,371,343	$ 1,814,945	$ 1,049,763	$ 503

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Service 2 Class	VY® Clarion Real Estate Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 184,145	$ 616	$ 81,615	$ 979	$ 589
Total assets	184,145	616	81,615	979	589
Net assets	$ 184,145	$ 616	$ 81,615	$ 979	$ 589
Total number of mutual fund shares	19,486,295	54,013	6,999,574	83,471	16,840
Cost of mutual fund shares	$ 198,150	$ 636	$ 58,883	$ 713	$ 595

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service 2 Class	VY® FMR® Diversified Mid Cap Portfolio - Adviser Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 182,844	$ 14,584	$ 218	$ 487,288	$ 23,797
Total assets	182,844	14,584	218	487,288	23,797
Net assets	$ 182,844	$ 14,584	$ 218	$ 487,288	$ 23,797
Total number of mutual fund shares	4,998,472	401,212	14,592	31,662,616	1,563,534
Cost of mutual fund shares	$ 91,350	$ 7,597	$ 208	$ 463,067	$ 23,291

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Franklin Income Portfolio - Adviser Class	VY® Franklin Income Portfolio - Service Class	VY® Franklin Income Portfolio - Service 2 Class	VY® Invesco Growth and Income Portfolio - Adviser Class	VY® Invesco Growth and Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 471	$ 388,268	$ 7,703	$ 348	$ 394,630
Total assets	471	388,268	7,703	348	394,630
Net assets	$ 471	$ 388,268	$ 7,703	$ 348	$ 394,630
Total number of mutual fund shares	44,328	35,329,193	702,808	13,092	14,648,481
Cost of mutual fund shares	$ 447	$ 368,112	$ 7,541	$ 319	$ 345,266

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service 2 Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 37,281	$ 289	$ 305,304	$ 12,192	$ 429
Total assets	37,281	289	305,304	12,192	429
Net assets	$ 37,281	$ 289	$ 305,304	$ 12,192	$ 429
Total number of mutual fund shares	1,394,735	19,993	20,312,962	819,885	23,131
Cost of mutual fund shares	$ 32,379	$ 280	$ 380,144	$ 14,294	$ 391

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® Morgan Stanley Global Franchise Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 271,473	$ 28,174	$ 1,011	$ 293,868	$ 43,417
Total assets	271,473	28,174	1,011	293,868	43,417
Net assets	$ 271,473	$ 28,174	$ 1,011	$ 293,868	$ 43,417
Total number of mutual fund shares	14,029,596	1,471,208	69,307	19,132,017	2,848,894
Cost of mutual fund shares	$ 250,829	$ 21,696	$ 1,060	$ 308,681	$ 41,418

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 19,599	$ 2,644,523	$ 63,009	$ 370	$ 564,297
Total assets	19,599	2,644,523	63,009	370	564,297
Net assets	$ 19,599	$ 2,644,523	$ 63,009	$ 370	$ 564,297
Total number of mutual fund shares	798,644	103,706,785	2,487,513	27,125	40,684,734
Cost of mutual fund shares	$ 20,105	$ 2,441,159	$ 59,079	$ 359	$ 524,020

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service 2 Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 20,422	$ 128	$ 134,555	$ 177,409	$ 2,979
Total assets	20,422	128	134,555	177,409	2,979
Net assets	$ 20,422	$ 128	$ 134,555	$ 177,409	$ 2,979
Total number of mutual fund shares	1,490,625	10,016	10,536,785	17,920,056	304,009
Cost of mutual fund shares	$ 18,719	$ 126	$ 128,621	$ 193,333	$ 3,573

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Diversified International Fund - Class R	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Service Class	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 68	$ 201	$ 3,875	$ 356	$ 15,258
Total assets	68	201	3,875	356	15,258
Net assets	$ 68	$ 201	$ 3,875	$ 356	$ 15,258
Total number of mutual fund shares	7,303	19,660	372,279	33,368	1,410,175
Cost of mutual fund shares	$ 70	$ 205	$ 4,166	$ 366	$ 14,274

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 43	$ 8,012	$ 25	$ 908	$ 1
Total assets	43	8,012	25	908	1
Net assets	$ 43	$ 8,012	$ 25	$ 908	$ 1
Total number of mutual fund shares	4,044	737,098	2,371	84,281	62
Cost of mutual fund shares	$ 45	$ 7,892	$ 26	$ 868	$ 1

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 662	$ 16,646	$ 640,172	$ 671	$ 2,711
Total assets	662	16,646	640,172	671	2,711
Net assets	$ 662	$ 16,646	$ 640,172	$ 671	$ 2,711
Total number of mutual fund shares	59,593	1,475,715	54,668,870	55,742	215,825
Cost of mutual fund shares	$ 657	$ 16,588	$ 643,768	$ 624	$ 2,682

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Adviser Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 517	$ 288,979	$ 1,104	$ 263,008	$ 456
Total assets	517	288,979	1,104	263,008	456
Net assets	$ 517	$ 288,979	$ 1,104	$ 263,008	$ 456
Total number of mutual fund shares	20,821	11,144,592	53,430	12,400,169	24,644
Cost of mutual fund shares	$ 541	$ 275,844	$ 1,123	$ 241,904	$ 389

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 110,405	$ 204,604	$ 633	$ 1,227	$ 605,474
Total assets	110,405	204,604	633	1,227	605,474
Net assets	$ 110,405	$ 204,604	$ 633	$ 1,227	$ 605,474
Total number of mutual fund shares	5,823,046	11,725,174	14,356	27,350	13,612,268
Cost of mutual fund shares	$ 44,991	$ 160,907	$ 599	$ 970	$ 634,776

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Service 2 Class		VY® JPMorgan Mid Cap Value Portfolio - Adviser Class		VY® JPMorgan Mid Cap Value Portfolio - Service Class		VY® Oppenheimer Global Portfolio - Adviser Class		VY® Oppenheimer Global Portfolio - Initial Class
Assets									
Investments in mutual funds									
at fair value	$	433,223	$	791	$	143,736	$	507	$	3,341
Total assets		433,223		791		143,736		507		3,341
Net assets	$	433,223	$	791	$	143,736	$	507	$	3,341
Total number of mutual fund shares		9,879,650		40,947		7,340,957		31,900		201,748
Cost of mutual fund shares	$	437,155	$	771	$	139,690	$	527	$	2,888

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 118,932	$ 7,836	$ 1,946	$ 242,913	$ 138
Total assets	118,932	7,836	1,946	242,913	138
Net assets	$ 118,932	$ 7,836	$ 1,946	$ 242,913	$ 138
Total number of mutual fund shares	7,442,548	806,990	26,832	3,240,565	12,619
Cost of mutual fund shares	$ 124,083	$ 7,201	$ 2,044	$ 272,640	$ 137

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Strategic Allocation Conservative Portfolio - Class S	Voya Strategic Allocation Growth Portfolio - Class S	Voya Strategic Allocation Moderate Portfolio - Class S	Voya Growth and Income Portfolio - Class A
Assets					
Investments in mutual funds at fair value	$ 396,763	$ 2,204	$ 754	$ 1,126	$ 981,920
Total assets	396,763	2,204	754	1,126	981,920
Net assets	$ 396,763	$ 2,204	$ 754	$ 1,126	$ 981,920
Total number of mutual fund shares	36,267,212	177,131	54,950	86,009	35,693,203
Cost of mutual fund shares	$ 373,609	$ 2,082	$ 624	$ 936	$ 878,973

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Euro STOXX 50® Index Portfolio - Class A	Voya FTSE 100® Index Portfolio - Class A	Voya Global Equity Portfolio - Class A
Assets					
Investments in mutual funds at fair value	$ 706	$ 537,774	$ 20,087	$ 4,267	$ 15
Total assets	706	537,774	20,087	4,267	15
Net assets	$ 706	$ 537,774	$ 20,087	$ 4,267	$ 15
Total number of mutual fund shares	25,315	19,534,101	2,118,903	492,772	1,596
Cost of mutual fund shares	$ 696	$ 475,131	$ 22,371	$ 5,229	$ 14

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Global Equity Portfolio - Class S	Voya Global Equity Portfolio - Class T	Voya Hang Seng Index Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 441,417	$ 38,502	$ 24,432	$ 98,706	$ 94,919
Total assets	441,417	38,502	24,432	98,706	94,919
Net assets	$ 441,417	$ 38,502	$ 24,432	$ 98,706	$ 94,919
Total number of mutual fund shares	47,980,105	4,244,943	1,911,729	4,112,730	4,404,616
Cost of mutual fund shares	$ 452,348	$ 39,334	$ 28,177	$ 61,311	$ 73,397

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class A	Voya International Index Portfolio - Class S	Voya Japan TOPIX® Index Portfolio - Class A	Voya Russell™ Large Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 76,756	$ 657,808	$ 29,139	$ 10,133	$ 224,178
Total assets	76,756	657,808	29,139	10,133	224,178
Net assets	$ 76,756	$ 657,808	$ 29,139	$ 10,133	$ 224,178
Total number of mutual fund shares	2,882,295	76,223,386	3,330,140	971,497	8,272,233
Cost of mutual fund shares	$ 40,930	$ 729,582	$ 30,454	$ 10,271	$ 199,762

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class A
Assets					
Investments in mutual funds at fair value	$ 401,932	$ 74	$ 267,245	$ 250,790	$ 1,697
Total assets	401,932	74	267,245	250,790	1,697
Net assets	$ 401,932	$ 74	$ 267,245	$ 250,790	$ 1,697
Total number of mutual fund shares	23,246,485	3,541	12,811,351	8,821,321	116,027
Cost of mutual fund shares	$ 305,815	$ 67	$ 245,612	$ 181,128	$ 1,640

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya Russell™ Mid Cap Index Portfolio - Class S	Voya Russell™ Small Cap Index Portfolio - Class A	Voya Russell™ Small Cap Index Portfolio - Class S	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 229,870	$ 1,139	$ 204,976	$ 109,739	$ 221,944
Total assets	229,870	1,139	204,976	109,739	221,944
Net assets	$ 229,870	$ 1,139	$ 204,976	$ 109,739	$ 221,944
Total number of mutual fund shares	15,448,251	78,657	13,868,504	5,073,457	21,137,480
Cost of mutual fund shares	$ 237,903	$ 1,015	$ 203,855	$ 103,918	$ 225,698

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class A	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class A	Voya SmallCap Opportunities Portfolio - Class S	Wells Fargo VT Index Asset Allocation Fund - Class 2
Assets					
Investments in mutual funds					
at fair value	$ 804	$ 387,227	$ 1,138	$ 44,558	$ 1,152
Total assets	804	387,227	1,138	44,558	1,152
Net assets	$ 804	$ 387,227	$ 1,138	$ 44,558	$ 1,152
Total number of mutual fund shares	70,046	33,039,844	48,459	1,839,718	60,150
Cost of mutual fund shares	$ 821	$ 430,526	$ 1,086	$ 38,247	$ 758

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Assets and Liabilities
December 31, 2016
(Dollars in thousands)

	Wells Fargo VT Omega Growth Fund - Class 2	Wells Fargo VT Small Cap Growth Fund - Class 2
Assets		
Investments in mutual funds		
at fair value	$ 771	$ 202
Total assets	771	202
Net assets	$ 771	$ 202
Total number of mutual fund shares	36,077	24,197
Cost of mutual fund shares	$ 842	$ 182

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares	Blue Chip Income & Growth Fund - Class 4	Bond Fund - Class 4	Capital Income Builder Fund - Class 4	Global Growth Fund - Class 4
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 6	$ 16	$ 19	$ 5
Expenses:					
Mortality and expense risks and other charges	—	1	5	3	3
Total expenses	—	1	5	3	3
Net investment income (loss)	—	5	11	16	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	1	3	1	(2)
Capital gains distributions	—	—	3	—	44
Total realized gain (loss) on investments and capital gains distributions	—	1	6	1	42
Net unrealized appreciation (depreciation) of investments	1	10	(15)	(6)	(28)
Net realized and unrealized gain (loss) on investments	1	11	(9)	(5)	14
Net increase (decrease) in net assets resulting from operations	$ 1	$ 16	$ 2	$ 11	$ 16

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Growth Fund - Class 4	International Fund - Class 4	New World Fund - Class 4	BlackRock Equity Dividend V.I. Fund - Class III	BlackRock Global Allocation V.I. Fund - Class III
Net investment income (loss)					
Investment income:					
Dividends	$ 12	$ 7	$ 3	$ 19	$ 8,884
Expenses:					
Mortality and expense risks and other charges	10	3	2	6	13,285
Total expenses	10	3	2	6	13,285
Net investment income (loss)	2	4	1	13	(4,401)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(8)	(7)	3	4	(3,715)
Capital gains distributions	144	41	—	49	—
Total realized gain (loss) on investments and capital gains distributions	136	34	3	53	(3,715)
Net unrealized appreciation (depreciation) of investments	78	(2)	11	110	22,665
Net realized and unrealized gain (loss) on investments	214	32	14	163	18,950
Net increase (decrease) in net assets resulting from operations	$ 216	$ 36	$ 15	$ 176	$ 14,549

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	BlackRock High Yield V.I. Fund - Class III	BlackRock iShares Alternative Strategies V.I. Fund - Class III	BlackRock iShares Dynamic Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class 1	Columbia Small Cap Value Fund, Variable Series - Class 2
Net investment income (loss)					
Investment income:					
Dividends	$ 18	$ 2	$ —	$ 7	$ 368
Expenses:					
Mortality and expense risks and other charges	2	—	—	5	1,700
Total expenses	2	—	—	5	1,700
Net investment income (loss)	16	2	—	2	(1,332)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	—	—	(1)	1,921
Capital gains distributions	—	—	—	4	9,370
Total realized gain (loss) on investments and capital gains distributions	(1)	—	—	3	11,291
Net unrealized appreciation (depreciation) of investments	24	(2)	1	6	15,744
Net realized and unrealized gain (loss) on investments	23	(2)	1	9	27,035
Net increase (decrease) in net assets resulting from operations	$ 39	$ —	$ 1	$ 11	$ 25,703

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Columbia Small Company Growth Fund, Variable Series - Class 1	Columbia VP Large Cap Growth Fund - Class 1	Deutsche Core Equity VIP - Class B	Deutsche Alternative Asset Allocation VIP - Class B	Deutsche High Income VIP - Class B
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ —	$ —	$ 3
Expenses:					
Mortality and expense risks and other charges	—	5	—	—	—
Total expenses	—	5	—	—	—
Net investment income (loss)	—	(5)	—	—	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	4	—	—	—
Capital gains distributions	6	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	6	4	—	—	—
Net unrealized appreciation (depreciation) of investments	(2)	1	3	—	4
Net realized and unrealized gain (loss) on investments	4	5	3	—	4
Net increase (decrease) in net assets resulting from operations	$ 4	$ —	$ 3	$ —	$ 7

The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Eaton Vance VT Floating-Rate Income Fund - Initial Class	Eaton Vance VT Large-Cap Value Fund - Initial Class	Fidelity® VIP Strategic Income Portfolio - Service Class 2	Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2	Fidelity® VIP FundsManager 20% Portfolio - Service Class 2
Net investment income (loss)					
Investment income:					
Dividends	$ 62	$ —	$ 46	$ —	$ 1
Expenses:					
Mortality and expense risks and other					
charges	11	1	6	—	—
Total expenses	11	1	6	—	—
Net investment income (loss)	51	(1)	40	—	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6)	3	2	—	—
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	(6)	3	2	—	—
Net unrealized appreciation					
(depreciation) of investments	100	12	14	4	—
Net realized and unrealized gain (loss)					
on investments	94	15	16	4	—
Net increase (decrease) in net assets					
resulting from operations	$ 145	$ 14	$ 56	$ 4	$ 1

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Fidelity® VIP FundsManager 60% Portfolio - Service Class 2	Fidelity® VIP FundsManager 85% Portfolio - Service Class 2	Franklin Small Cap Value VIP Fund - Class 2	Franklin Strategic Income VIP Fund - Class 2	Templeton Global Bond VIP Fund - Class 2
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ —	$ 74	$ 17	$ —
Expenses:					
Mortality and expense risks and other charges	—	—	99	3	8
Total expenses	—	—	99	3	8
Net investment income (loss)	1	—	(25)	14	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	—	641	—	(1)
Capital gains distributions	—	—	1,355	—	1
Total realized gain (loss) on investments and capital gains distributions	—	—	1,996	—	—
Net unrealized appreciation (depreciation) of investments	—	—	353	23	74
Net realized and unrealized gain (loss) on investments	—	—	2,349	23	74
Net increase (decrease) in net assets resulting from operations	$ 1	$ —	$ 2,324	$ 37	$ 66

The accompanying notes are an integral part of these financial statements.

Statements of Operations

For the Year Ended December 31, 2016

(Dollars in thousands)

	Ivy Funds VIP Asset Strategy	Ivy Funds VIP Balanced	Ivy Funds VIP Energy	Ivy Funds VIP High Income	Ivy Funds VIP International Core Equity
Net investment income (loss)					
Investment income:					
Dividends	$ 2	$ —	$ —	$ 34	$ —
Expenses:					
Mortality and expense risks and other charges	2	—	1	3	—
Total expenses	2	—	1	3	—
Net investment income (loss)	—	—	(1)	31	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	—	2	(3)	—
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	(3)	—	2	(3)	—
Net unrealized appreciation (depreciation) of investments	(5)	1	66	53	—
Net realized and unrealized gain (loss) on investments	(8)	1	68	50	—
Net increase (decrease) in net assets resulting from operations	$ (8)	$ 1	$ 67	$ 81	$ —

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Ivy Funds VIP Mid Cap Growth	Ivy Funds VIP Science and Technology	Ivy Funds VIP Small Cap Growth	Janus Aspen Series Balanced Portfolio - Service Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ —	$ 20	$ —
Expenses:					
Mortality and expense risks and other charges	2	3	—	6	—
Total expenses	2	3	—	6	—
Net investment income (loss)	(2)	(3)	—	14	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	(6)	(1)	4	—
Capital gains distributions	22	21	6	13	—
Total realized gain (loss) on investments and capital gains distributions	20	15	5	17	—
Net unrealized appreciation (depreciation) of investments	6	36	2	20	2
Net realized and unrealized gain (loss) on investments	26	51	7	37	2
Net increase (decrease) in net assets resulting from operations	$ 24	$ 48	$ 7	$ 51	$ 2

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Service Shares	ClearBridge Variable Mid Cap Portfolio - Class II	Western Asset Core Plus VIT Portfolio - Class I	MFS VIT Research Series Portfolio - Service Class	Oppenheimer Discovery Mid Cap Growth Fund/VA
Net investment income (loss)					
Investment income:					
Dividends	$ 30	$ —	$ 1	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	6	—	1	—	—
Total expenses	6	—	1	—	—
Net investment income (loss)	24	—	—	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	—	—	—	—
Capital gains distributions	—	1	—	1	—
Total realized gain (loss) on investments and capital gains distributions	1	1	—	1	—
Net unrealized appreciation (depreciation) of investments	(35)	2	1	—	(1)
Net realized and unrealized gain (loss) on investments	(34)	3	1	1	(1)
Net increase (decrease) in net assets resulting from operations	$ (10)	$ 3	$ 1	$ 1	$ (1)

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Oppenheimer International Growth Fund/VA - Service Shares	Oppenheimer Main Street Small Cap Fund®/VA - Service Shares	PIMCO All Asset Portfolio - Administrative Class	PIMCO Low Duration Portfolio - Administrative Class	PIMCO Real Return Portfolio - Administrative Class
Net investment income (loss)					
Investment income:					
Dividends	$ 5	$ 5	$ 1	$ 10	$ 116
Expenses:					
Mortality and expense risks and other charges	3	18	—	4	54
Total expenses	3	18	—	4	54
Net investment income (loss)	2	(13)	1	6	62
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	104	—	(3)	(113)
Capital gains distributions	13	73	—	—	—
Total realized gain (loss) on investments and capital gains distributions	14	177	—	(3)	(113)
Net unrealized appreciation (depreciation) of investments	(30)	117	2	2	257
Net realized and unrealized gain (loss) on investments	(16)	294	2	(1)	144
Net increase (decrease) in net assets resulting from operations	$ (14)	$ 281	$ 3	$ 5	$ 206

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	PIMCO Short-Term Portfolio - Administrative Class	PIMCO Total Return Portfolio - Administrative Class	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity
Net investment income (loss)					
Investment income:					
Dividends	$ 18	$ 51	$ —	$ 94	$ —
Expenses:					
Mortality and expense risks and other charges	7	15	155	57	44
Total expenses	7	15	155	57	44
Net investment income (loss)	11	36	(155)	37	(44)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(5)	(39)	378	(94)	(1,269)
Capital gains distributions	12	—	185	—	—
Total realized gain (loss) on investments and capital gains distributions	7	(39)	563	(94)	(1,269)
Net unrealized appreciation (depreciation) of investments	(2)	39	213	233	1,115
Net realized and unrealized gain (loss) on investments	5	—	776	139	(154)
Net increase (decrease) in net assets resulting from operations	$ 16	$ 36	$ 621	$ 176	$ (198)

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Putnam VT American Government Income Fund - Class 1B	Putnam VT Income Fund - Class 1B	Putnam VT International Equity Fund - Class 1B	Putnam VT International Value Fund - Class 1B	Putnam VT Investors Fund - Class 1B
Net investment income (loss)					
Investment income:					
Dividends	$ 3	$ 20	$ —	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	2	4	—	—	—
Total expenses	2	4	—	—	—
Net investment income (loss)	1	16	—	—	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(1)	—	—	2
Capital gains distributions	—	—	—	—	1
Total realized gain (loss) on investments and capital gains distributions	(1)	(1)	—	—	3
Net unrealized appreciation (depreciation) of investments	(7)	(11)	—	—	4
Net realized and unrealized gain (loss) on investments	(8)	(12)	—	—	7
Net increase (decrease) in net assets resulting from operations	$ (7)	$ 4	$ —	$ —	$ 7

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Putnam VT Small Cap Value Fund - Class 1B	T. Rowe Price Blue Chip Growth Portfolio - II	T. Rowe Price Health Sciences Portfolio - II	MFS VIT Utilities Series Portfolio - Service Class	Voya Balanced Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ —	$ —	$ 7	$ 51
Expenses:					
Mortality and expense risks and other					
charges	1	9	10	1	38
Total expenses	1	9	10	1	38
Net investment income (loss)	—	(9)	(10)	6	13
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(2)	5	(68)	3	68
Capital gains distributions	10	—	15	5	—
Total realized gain (loss) on investments					
and capital gains distributions	8	5	(53)	8	68
Net unrealized appreciation					
(depreciation) of investments	18	117	(69)	(6)	124
Net realized and unrealized gain (loss)					
on investments	26	122	(122)	2	192
Net increase (decrease) in net assets					
resulting from operations	$ 26	$ 113	$ (132)	$ 8	$ 205

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class A	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class A	Voya Government Liquid Assets Portfolio - Service Class	Voya Government Liquid Assets Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 42	$ 61,773	$ 3,639	$ 4	$ —
Expenses:					
Mortality and expense risks and other charges	11	50,182	2,475	8,122	168
Total expenses	11	50,182	2,475	8,122	168
Net investment income (loss)	31	11,591	1,164	(8,118)	(168)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(5)	6,124	(1,079)	—	—
Capital gains distributions	27	22,801	—	431	10
Total realized gain (loss) on investments and capital gains distributions	22	28,925	(1,079)	431	10
Net unrealized appreciation (depreciation) of investments	(43)	36,805	6,828	—	—
Net realized and unrealized gain (loss) on investments	(21)	65,730	5,749	431	10
Net increase (decrease) in net assets resulting from operations	$ 10	$ 77,321	$ 6,913	$ (7,687)	$ (158)

The accompanying notes are an integral part of these financial statements.

54

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 12	$ 24,099	$ —	$ —	$ 4,451
Expenses:					
Mortality and expense risks and other charges	1	6,401	29,761	1	25,139
Total expenses	1	6,401	29,761	1	25,139
Net investment income (loss)	11	17,698	(29,761)	(1)	(20,688)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	(2,342)	59,282	—	12,102
Capital gains distributions	—	—	236,077	10	193,174
Total realized gain (loss) on investments and capital gains distributions	—	(2,342)	295,359	10	205,276
Net unrealized appreciation (depreciation) of investments	11	27,547	(243,080)	(7)	(160,751)
Net realized and unrealized gain (loss) on investments	11	25,205	52,279	3	44,525
Net increase (decrease) in net assets resulting from operations	$ 22	$ 42,903	$ 22,518	$ 2	$ 23,837

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Service 2 Class	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 18	$ 5	$ 18,852	$ 407	$ 1,075
Expenses:					
Mortality and expense risks and other charges	279	1	15,433	537	988
Total expenses	279	1	15,433	537	988
Net investment income (loss)	(261)	4	3,419	(130)	87
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(173)	(1)	7,676	(226)	2,904
Capital gains distributions	2,053	5	27,588	348	2,052
Total realized gain (loss) on investments and capital gains distributions	1,880	4	35,264	122	4,956
Net unrealized appreciation (depreciation) of investments	(1,396)	18	56,722	(95)	(1,577)
Net realized and unrealized gain (loss) on investments	484	22	91,986	27	3,379
Net increase (decrease) in net assets resulting from operations	$ 223	$ 26	$ 95,405	$ (103)	$ 3,466

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 6,465	$ 72,419	$ 48,527	$ 23,531	$ —
Expenses:					
Mortality and expense risks and other charges	7,345	57,355	39,241	20,855	2
Total expenses	7,345	57,355	39,241	20,855	2
Net investment income (loss)	(880)	15,064	9,286	2,676	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(256)	160,016	92,220	28,617	3
Capital gains distributions	9,743	167,244	186,662	58,557	—
Total realized gain (loss) on investments and capital gains distributions	9,487	327,260	278,882	87,174	3
Net unrealized appreciation (depreciation) of investments	3,176	(170,856)	(180,720)	(42,454)	2
Net realized and unrealized gain (loss) on investments	12,663	156,404	98,162	44,720	5
Net increase (decrease) in net assets resulting from operations	$ 11,783	$ 171,468	$ 107,448	$ 47,396	$ 3

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Service 2 Class	VY® Clarion Real Estate Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 4	$ 988	$ 10	$ 5
Expenses:					
Mortality and expense risks and other charges	3,284	3	1,530	21	2
Total expenses	3,284	3	1,530	21	2
Net investment income (loss)	(3,284)	1	(542)	(11)	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(7,772)	2	6,732	122	10
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	(7,772)	2	6,732	122	10
Net unrealized appreciation (depreciation) of investments	14,631	(21)	(6,841)	(126)	(8)
Net realized and unrealized gain (loss) on investments	6,859	(19)	(109)	(4)	2
Net increase (decrease) in net assets resulting from operations	$ 3,575	$ (18)	$ (651)	$ (15)	$ 5

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® Clarion Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service 2 Class	VY® FMR® Diversified Mid Cap Portfolio - Adviser Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 3,124	$ 228	$ —	$ 2,662	$ 98
Expenses:					
Mortality and expense risks and other charges	3,553	296	1	8,535	447
Total expenses	3,553	296	1	8,535	447
Net investment income (loss)	(429)	(68)	(1)	(5,873)	(349)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	18,355	1,418	(1)	1,796	102
Capital gains distributions	—	—	14	41,618	2,123
Total realized gain (loss) on investments and capital gains distributions	18,355	1,418	13	43,414	2,225
Net unrealized appreciation (depreciation) of investments	(12,693)	(997)	11	7,638	348
Net realized and unrealized gain (loss) on investments	5,662	421	24	51,052	2,573
Net increase (decrease) in net assets resulting from operations	$ 5,233	$ 353	$ 23	$ 45,179	$ 2,224

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® Franklin Income Portfolio - Adviser Class	VY® Franklin Income Portfolio - Service Class	VY® Franklin Income Portfolio - Service 2 Class	VY® Invesco Growth and Income Portfolio - Adviser Class	VY® Invesco Growth and Income Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 22	$ 24,739	$ 494	$ 5	$ 7,775
Expenses:					
Mortality and expense risks and other charges	2	6,679	138	2	5,937
Total expenses	2	6,679	138	2	5,937
Net investment income (loss)	20	18,060	356	3	1,838
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	11,183	75	(4)	11,236
Capital gains distributions	—	—	—	29	36,915
Total realized gain (loss) on investments and capital gains distributions	2	11,183	75	25	48,151
Net unrealized appreciation (depreciation) of investments	30	19,146	536	29	7,646
Net realized and unrealized gain (loss) on investments	32	30,329	611	54	55,797
Net increase (decrease) in net assets resulting from operations	$ 52	$ 48,389	$ 967	$ 57	$ 57,635

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service 2 Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 791	$ 1	$ 3,798	$ 132	$ 1
Expenses:					
Mortality and expense risks and other charges	675	1	5,585	241	2
Total expenses	675	1	5,585	241	2
Net investment income (loss)	116	—	(1,787)	(109)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(849)	—	(7,423)	(1,511)	(2)
Capital gains distributions	4,037	—	—	—	29
Total realized gain (loss) on investments and capital gains distributions	3,188	—	(7,423)	(1,511)	27
Net unrealized appreciation (depreciation) of investments	2,725	13	42,288	3,030	43
Net realized and unrealized gain (loss) on investments	5,913	13	34,865	1,519	70
Net increase (decrease) in net assets resulting from operations	$ 6,029	$ 13	$ 33,078	$ 1,410	$ 69

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	VY® Morgan Stanley Global Franchise Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,274	$ 88	$ 7	$ 3,891	$ 519
Expenses:					
Mortality and expense risks and other					
charges	4,429	499	4	5,519	883
Total expenses	4,429	499	4	5,519	883
Net investment income (loss)	(3,155)	(411)	3	(1,628)	(364)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	13,123	1,231	(4)	7,083	306
Capital gains distributions	21,960	2,408	58	25,382	3,923
Total realized gain (loss) on investments					
and capital gains distributions	35,083	3,639	54	32,465	4,229
Net unrealized appreciation					
(depreciation) of investments	12,923	1,636	(49)	(20,635)	(2,361)
Net realized and unrealized gain (loss)					
on investments	48,006	5,275	5	11,830	1,868
Net increase (decrease) in net assets					
resulting from operations	$ 44,851	$ 4,864	$ 8	$ 10,202	$ 1,504

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 204	$ 34,970	$ 745	$ 7	$ 11,981
Expenses:					
Mortality and expense risks and other charges	77	46,843	1,222	2	9,385
Total expenses	77	46,843	1,222	2	9,385
Net investment income (loss)	127	(11,873)	(477)	5	2,596
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(15)	10,369	873	—	26,985
Capital gains distributions	1,195	237,162	5,906	30	55,671
Total realized gain (loss) on investments and capital gains distributions	1,180	247,531	6,779	30	82,656
Net unrealized appreciation (depreciation) of investments	(480)	(72,570)	(2,468)	14	28
Net realized and unrealized gain (loss) on investments	700	174,961	4,311	44	82,684
Net increase (decrease) in net assets resulting from operations	$ 827	$ 163,088	$ 3,834	$ 49	$ 85,280

The accompanying notes are an integral part of these financial statements.

63

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® T. Rowe Price Equity Income Portfolio - Service 2 Class	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service 2 Class
Net investment income (loss)					
Investment income:					
Dividends	$ 412	$ 1	$ 2,041	$ 6,610	$ 115
Expenses:					
Mortality and expense risks and other					
charges	365	1	2,484	3,099	58
Total expenses	365	1	2,484	3,099	58
Net investment income (loss)	47	—	(443)	3,511	57
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	27	—	4,706	(7,643)	9
Capital gains distributions	2,053	—	—	54,628	1,008
Total realized gain (loss) on investments					
and capital gains distributions	2,080	—	4,706	46,985	1,017
Net unrealized appreciation					
(depreciation) of investments	959	2	(4,228)	(35,846)	(816)
Net realized and unrealized gain (loss)					
on investments	3,039	2	478	11,139	201
Net increase (decrease) in net assets					
resulting from operations	$ 3,086	$ 2	$ 35	$ 14,650	$ 258

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Diversified International Fund - Class R	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Service Class	Voya Solution 2025 Portfolio - Adviser Class	Voya Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ 2	$ 63	$ 6	$ 335
Expenses:					
Mortality and expense risks and other charges	1	1	41	2	165
Total expenses	1	1	41	2	165
Net investment income (loss)	(1)	1	22	4	170
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	—	(103)	—	656
Capital gains distributions	—	—	—	25	1,260
Total realized gain (loss) on investments and capital gains distributions	(3)	—	(103)	25	1,916
Net unrealized appreciation (depreciation) of investments	3	(3)	289	(10)	(1,346)
Net realized and unrealized gain (loss) on investments	—	(3)	186	15	570
Net increase (decrease) in net assets resulting from operations	$ (1)	$ (2)	$ 208	$ 19	$ 740

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Adviser Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1	$ 166	$ —	$ 15	$ —
Expenses:					
Mortality and expense risks and other charges	—	85	—	11	—
Total expenses	—	85	—	11	—
Net investment income (loss)	1	81	—	4	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	271	—	(6)	—
Capital gains distributions	3	673	1	80	—
Total realized gain (loss) on investments and capital gains distributions	3	944	1	74	—
Net unrealized appreciation (depreciation) of investments	(2)	(645)	(1)	(34)	—
Net realized and unrealized gain (loss) on investments	1	299	—	40	—
Net increase (decrease) in net assets resulting from operations	$ 2	$ 380	$ —	$ 44	$ —

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 7	$ 185	$ 7,977	$ 5	$ 31
Expenses:					
Mortality and expense risks and other					
charges	3	175	11,080	2	22
Total expenses	3	175	11,080	2	22
Net investment income (loss)	4	10	(3,103)	3	9
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	158	(4,101)	2	2
Capital gains distributions	8	189	10,125	37	198
Total realized gain (loss) on investments					
and capital gains distributions	10	347	6,024	39	200
Net unrealized appreciation					
(depreciation) of investments	6	187	23,940	47	259
Net realized and unrealized gain (loss)					
on investments	16	534	29,964	86	459
Net increase (decrease) in net assets					
resulting from operations	$ 20	$ 544	$ 26,861	$ 89	$ 468

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® Baron Growth Portfolio - Adviser Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Adviser Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ 29	$ 9,033	$ —
Expenses:					
Mortality and expense risks and other charges	3	5,369	5	4,689	2
Total expenses	3	5,369	5	4,689	2
Net investment income (loss)	(3)	(5,369)	24	4,344	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	19,602	3	20,534	4
Capital gains distributions	53	34,308	80	23,641	17
Total realized gain (loss) on investments and capital gains distributions	50	53,910	83	44,175	21
Net unrealized appreciation (depreciation) of investments	(20)	(38,499)	(39)	(31,554)	69
Net realized and unrealized gain (loss) on investments	30	15,411	44	12,621	90
Net increase (decrease) in net assets resulting from operations	$ 27	$ 10,042	$ 68	$ 16,965	$ 88

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® Invesco Equity and Income Portfolio - Service Class
Net investment income (loss)					
Investment income:					
Dividends	$ 274	$ 4,768	$ 9	$ 24	$ 10,473
Expenses:					
Mortality and expense risks and other charges	1,812	3,424	2	9	10,344
Total expenses	1,812	3,424	2	9	10,344
Net investment income (loss)	(1,538)	1,344	7	15	129
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	12,074	14,941	(1)	28	(16,353)
Capital gains distributions	4,329	—	23	49	26,160
Total realized gain (loss) on investments and capital gains distributions	16,403	14,941	22	77	9,807
Net unrealized appreciation (depreciation) of investments	5,624	11,572	38	70	63,133
Net realized and unrealized gain (loss) on investments	22,027	26,513	60	147	72,940
Net increase (decrease) in net assets resulting from operations	$ 20,489	$ 27,857	$ 67	$ 162	$ 73,069

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Service 2 Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class
Net investment income (loss)					
Investment income:					
Dividends	$ 7,004	$ 3	$ 924	$ 4	$ 42
Expenses:					
Mortality and expense risks and other					
charges	7,030	3	2,548	4	39
Total expenses	7,030	3	2,548	4	39
Net investment income (loss)	(26)	—	(1,624)	—	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(4,840)	(1)	6,114	(39)	(5)
Capital gains distributions	17,951	59	13,269	39	236
Total realized gain (loss) on investments					
and capital gains distributions	13,111	58	19,383	—	231
Net unrealized appreciation					
(depreciation) of investments	36,651	24	(503)	(16)	(283)
Net realized and unrealized gain (loss)					
on investments	49,762	82	18,880	(16)	(52)
Net increase (decrease) in net assets					
resulting from operations	$ 49,736	$ 82	$ 17,256	$ (16)	$ (49)

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class
Net investment income (loss)					
Investment income:					
Dividends	$ 1,211	$ 7	$ —	$ —	$ 4
Expenses:					
Mortality and expense risks and other charges	2,192	83	9	4,342	1
Total expenses	2,192	83	9	4,342	1
Net investment income (loss)	(981)	(76)	(9)	(4,342)	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	11,842	381	(9)	7,789	(4)
Capital gains distributions	9,064	974	203	28,409	—
Total realized gain (loss) on investments and capital gains distributions	20,906	1,355	194	36,198	(4)
Net unrealized appreciation (depreciation) of investments	(24,372)	(800)	(130)	(38,395)	6
Net realized and unrealized gain (loss) on investments	(3,466)	555	64	(2,197)	2
Net increase (decrease) in net assets resulting from operations	$ (4,447)	$ 479	$ 55	$ (6,539)	$ 5

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	VY® Templeton Foreign Equity Portfolio - Service Class	Voya Strategic Allocation Conservative Portfolio - Class S	Voya Strategic Allocation Growth Portfolio - Class S	Voya Strategic Allocation Moderate Portfolio - Class S	Voya Growth and Income Portfolio - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 13,200	$ 60	$ 17	$ 26	$ 15,100
Expenses:					
Mortality and expense risks and other					
charges	7,411	23	8	12	17,409
Total expenses	7,411	23	8	12	17,409
Net investment income (loss)	5,789	37	9	14	(2,309)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9,717	53	(1)	11	34,072
Capital gains distributions	—	—	—	—	80,436
Total realized gain (loss) on investments					
and capital gains distributions	9,717	53	(1)	11	114,508
Net unrealized appreciation					
(depreciation) of investments	(18,324)	—	30	30	(42,410)
Net realized and unrealized gain (loss)					
on investments	(8,607)	53	29	41	72,098
Net increase (decrease) in net assets					
resulting from operations	$ (2,818)	$ 90	$ 38	$ 55	$ 69,789

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Euro STOXX 50® Index Portfolio - Class A	Voya FTSE 100® Index Portfolio - Class A	Voya Global Equity Portfolio - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 14	$ 9,332	$ 464	$ 230	$ —
Expenses:					
Mortality and expense risks and other charges	9	9,730	433	87	—
Total expenses	9	9,730	433	87	—
Net investment income (loss)	5	(398)	31	143	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6	23,786	(3,645)	(1,050)	—
Capital gains distributions	57	44,104	—	190	—
Total realized gain (loss) on investments and capital gains distributions	63	67,890	(3,645)	(860)	—
Net unrealized appreciation (depreciation) of investments	(11)	(28,104)	2,643	503	1
Net realized and unrealized gain (loss) on investments	52	39,786	(1,002)	(357)	1
Net increase (decrease) in net assets resulting from operations	$ 57	$ 39,388	$ (971)	$ (214)	$ 1

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Global Equity Portfolio - Class S	Voya Global Equity Portfolio - Class T	Voya Hang Seng Index Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 12,140	$ 1,025	$ 1,191	$ 1,440	$ 697
Expenses:					
Mortality and expense risks and other					
charges	7,947	769	469	1,567	1,517
Total expenses	7,947	769	469	1,567	1,517
Net investment income (loss)	4,193	256	722	(127)	(820)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5,009	(1,685)	(727)	5,011	1,522
Capital gains distributions	—	—	371	—	8,924
Total realized gain (loss) on investments					
and capital gains distributions	5,009	(1,685)	(356)	5,011	10,446
Net unrealized appreciation					
(depreciation) of investments	7,272	2,652	(270)	2,994	3,905
Net realized and unrealized gain (loss)					
on investments	12,281	967	(626)	8,005	14,351
Net increase (decrease) in net assets					
resulting from operations	$ 16,474	$ 1,223	$ 96	$ 7,878	$ 13,531

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class A	Voya International Index Portfolio - Class S	Voya Japan TOPIX® Index Portfolio - Class A	Voya Russell™ Large Cap Growth Index Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 424	$ 18,613	$ 944	$ 121	$ 2,603
Expenses:					
Mortality and expense risks and other charges	1,203	12,041	550	249	4,095
Total expenses	1,203	12,041	550	249	4,095
Net investment income (loss)	(779)	6,572	394	(128)	(1,492)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,393	(15,881)	32	(1,659)	24,167
Capital gains distributions	2,019	—	—	630	—
Total realized gain (loss) on investments and capital gains distributions	5,412	(15,881)	32	(1,029)	24,167
Net unrealized appreciation (depreciation) of investments	11,310	(3,130)	(947)	609	(13,482)
Net realized and unrealized gain (loss) on investments	16,722	(19,011)	(915)	(420)	10,685
Net increase (decrease) in net assets resulting from operations	$ 15,943	$ (12,439)	$ (521)	$ (548)	$ 9,193

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class S	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class A
Net investment income (loss)					
Investment income:					
Dividends	$ 6,580	$ 1	$ 3,602	$ 1,736	$ 8
Expenses:					
Mortality and expense risks and other					
charges	6,746	1	4,204	4,310	7
Total expenses	6,746	1	4,204	4,310	7
Net investment income (loss)	(166)	—	(602)	(2,574)	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	25,839	(1)	1,736	25,046	(7)
Capital gains distributions	—	1	3,745	—	106
Total realized gain (loss) on investments					
and capital gains distributions	25,839	—	5,481	25,046	99
Net unrealized appreciation					
(depreciation) of investments	7,982	9	24,861	(11,552)	61
Net realized and unrealized gain (loss)					
on investments	33,821	9	30,342	13,494	160
Net increase (decrease) in net assets					
resulting from operations	$ 33,655	$ 9	$ 29,740	$ 10,920	$ 161

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya Russell™ Mid Cap Index Portfolio - Class S	Voya Russell™ Small Cap Index Portfolio - Class A	Voya Russell™ Small Cap Index Portfolio - Class S	Voya Small Company Portfolio - Class S	Voya U.S. Bond Index Portfolio - Class S
Net investment income (loss)					
Investment income:					
Dividends	$ 2,115	$ 4	$ 1,874	$ 170	$ 4,633
Expenses:					
Mortality and expense risks and other charges	3,606	4	3,122	1,539	4,369
Total expenses	3,606	4	3,122	1,539	4,369
Net investment income (loss)	(1,491)	—	(1,248)	(1,369)	264
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,739	(2)	(672)	(804)	(298)
Capital gains distributions	23,918	58	20,359	8,144	366
Total realized gain (loss) on investments and capital gains distributions	26,657	56	19,687	7,340	68
Net unrealized appreciation (depreciation) of investments	(4,328)	130	12,545	11,957	664
Net realized and unrealized gain (loss) on investments	22,329	186	32,232	19,297	732
Net increase (decrease) in net assets resulting from operations	$ 20,838	$ 186	$ 30,984	$ 17,928	$ 996

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Voya MidCap Opportunities Portfolio - Class A	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class A	Voya SmallCap Opportunities Portfolio - Class S	Wells Fargo VT Index Asset Allocation Fund - Class 2
Net investment income (loss)					
Investment income:					
Dividends	$ —	$ —	$ —	$ —	$ 10
Expenses:					
Mortality and expense risks and other					
charges	4	6,962	5	749	22
Total expenses	4	6,962	5	749	22
Net investment income (loss)	(4)	(6,962)	(5)	(749)	(12)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(16)	(1,428)	(11)	1,263	65
Capital gains distributions	75	46,296	76	4,086	33
Total realized gain (loss) on investments					
and capital gains distributions	59	44,868	65	5,349	98
Net unrealized appreciation					
(depreciation) of investments	(3)	(18,014)	79	38	(21)
Net realized and unrealized gain (loss)					
on investments	56	26,854	144	5,387	77
Net increase (decrease) in net assets					
resulting from operations	$ 52	$ 19,892	$ 139	$ 4,638	$ 65

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Operations
For the Year Ended December 31, 2016
(Dollars in thousands)

	Wells Fargo VT Intrinsic Value Fund - Class 2	Wells Fargo VT Omega Growth Fund - Class 2	Wells Fargo VT Small Cap Growth Fund - Class 2	Wells Fargo VT Total Return Bond Fund - Class 2
Net investment income (loss)				
Investment income:				
Dividends	$ 10	$ —	$ —	$ 2
Expenses:				
Mortality and expense risks and other charges	4	17	4	2
Total expenses	4	17	4	2
Net investment income (loss)	6	(17)	(4)	—
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	(47)	35	5	9
Capital gains distributions	219	48	19	—
Total realized gain (loss) on investments and capital gains distributions	172	83	24	9
Net unrealized appreciation (depreciation) of investments	(179)	(83)	(9)	—
Net realized and unrealized gain (loss) on investments	(7)	—	15	9
Net increase (decrease) in net assets resulting from operations	$ (1)	$ (17)	$ 11	$ 9

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares	Blue Chip Income & Growth Fund - Class 4	Bond Fund - Class 4	Capital Income Builder Fund - Class 4
Net assets at January 1, 2015	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	4	1
Total realized gain (loss) on investments and capital gains distributions	—	—	—	—
Net unrealized appreciation (depreciation) of investments	—	—	(5)	(2)
Net increase (decrease) in net assets resulting from operations	—	—	(1)	(1)
Changes from principal transactions:				
Premiums	2	—	487	222
Death benefits	—	—	—	—
Surrenders and withdrawals	—	—	—	(2)
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	5	—	11	19
Increase (decrease) in net assets derived from principal transactions	7	—	498	239
Total increase (decrease) in net assets	7	—	497	238
Net assets at December 31, 2015	7	—	497	238
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	5	11	16
Total realized gain (loss) on investments and capital gains distributions	—	1	6	1
Net unrealized appreciation (depreciation) of investments	1	10	(15)	(6)
Net increase (decrease) in net assets resulting from operations	1	16	2	11
Changes from principal transactions:				
Premiums	81	367	690	484
Death benefits	—	—	(34)	—
Surrenders and withdrawals	—	(1)	(54)	(10)
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	2	90	34	166
Increase (decrease) in net assets derived from principal transactions	83	456	636	640
Total increase (decrease) in net assets	84	472	638	651
Net assets at December 31, 2016	$ 91	$ 472	$ 1,135	$ 889

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Global Growth Fund - Class 4	Growth Fund - Class 4	International Fund - Class 4	New World Fund - Class 4
Net assets at January 1, 2015	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	4	3	1
Total realized gain (loss) on investments and capital gains distributions	(2)	(1)	—	(1)
Net unrealized appreciation (depreciation) of investments	(1)	8	(9)	1
Net increase (decrease) in net assets resulting from operations	—	11	(6)	1
Changes from principal transactions:				
Premiums	346	678	272	271
Death benefits	—	—	—	—
Surrenders and withdrawals	(4)	(1)	—	—
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(33)	29	15	1
Increase (decrease) in net assets derived from principal transactions	309	706	287	272
Total increase (decrease) in net assets	309	717	281	273
Net assets at December 31, 2015	309	717	281	273
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	2	4	1
Total realized gain (loss) on investments and capital gains distributions	42	136	34	3
Net unrealized appreciation (depreciation) of investments	(28)	78	(2)	11
Net increase (decrease) in net assets resulting from operations	16	216	36	15
Changes from principal transactions:				
Premiums	360	1,491	415	183
Death benefits	—	—	—	—
Surrenders and withdrawals	(20)	(68)	(4)	(4)
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	130	139	(138)	(50)
Increase (decrease) in net assets derived from principal transactions	470	1,562	273	129
Total increase (decrease) in net assets	486	1,778	309	144
Net assets at December 31, 2016	$ 795	$ 2,495	$ 590	$ 417

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	BlackRock Equity Dividend V.I. Fund - Class III	BlackRock Global Allocation V.I. Fund - Class III	BlackRock High Yield V.I. Fund - Class III	BlackRock iShares Alternative Strategies V.I. Fund - Class III
Net assets at January 1, 2015	$ —	$ 1,011,854	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(6,435)	1	—
Total realized gain (loss) on investments and capital gains distributions	17	62,003	1	—
Net unrealized appreciation (depreciation) of investments	(12)	(77,945)	(7)	—
Net increase (decrease) in net assets resulting from operations	7	(22,377)	(5)	—
Changes from principal transactions:				
Premiums	332	5,778	98	8
Death benefits	—	(8,996)	—	—
Surrenders and withdrawals	(16)	(74,127)	—	—
Contract charges	—	(7,917)	—	—
Cost of insurance and administrative charges	—	(123)	—	—
Transfers between Divisions (including fixed account), net	46	(71,932)	25	—
Increase (decrease) in net assets derived from principal transactions	362	(157,317)	123	8
Total increase (decrease) in net assets	369	(179,694)	118	8
Net assets at December 31, 2015	369	832,160	118	8
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	(4,401)	16	2
Total realized gain (loss) on investments and capital gains distributions	53	(3,715)	(1)	—
Net unrealized appreciation (depreciation) of investments	110	22,665	24	(2)
Net increase (decrease) in net assets resulting from operations	176	14,549	39	—
Changes from principal transactions:				
Premiums	1,126	3,875	447	60
Death benefits	—	(7,963)	—	—
Surrenders and withdrawals	(101)	(68,951)	(33)	—
Contract charges	—	(7,279)	—	—
Cost of insurance and administrative charges	—	(111)	—	—
Transfers between Divisions (including fixed account), net	212	(43,087)	62	2
Increase (decrease) in net assets derived from principal transactions	1,237	(123,516)	476	62
Total increase (decrease) in net assets	1,413	(108,967)	515	62
Net assets at December 31, 2016	$ 1,782	$ 723,193	$ 633	$ 70

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	BlackRock iShares Dynamic Allocation V.I. Fund - Class III	Columbia Asset Allocation Fund, Variable Series - Class 1	Columbia Small Cap Value Fund, Variable Series - Class 2	Columbia Small Company Growth Fund, Variable Series - Class 1
Net assets at January 1, 2015	$ —	$ 333	$ 123,452	$ 29
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	2	(1,363)	—
Total realized gain (loss) on investments and capital gains distributions	—	34	4,436	2
Net unrealized appreciation (depreciation) of investments	(1)	(37)	(11,511)	—
Net increase (decrease) in net assets resulting from operations	(1)	(1)	(8,438)	2
Changes from principal transactions:				
Premiums	21	—	7	—
Death benefits	—	—	(1,303)	—
Surrenders and withdrawals	—	(23)	(15,038)	(1)
Contract charges	—	—	(888)	—
Cost of insurance and administrative charges	—	—	(32)	—
Transfers between Divisions (including fixed account), net	—	—	(1,691)	(1)
Increase (decrease) in net assets derived from principal transactions	21	(23)	(18,945)	(2)
Total increase (decrease) in net assets	20	(24)	(27,383)	—
Net assets at December 31, 2015	20	309	96,069	29
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	2	(1,332)	—
Total realized gain (loss) on investments and capital gains distributions	—	3	11,291	6
Net unrealized appreciation (depreciation) of investments	1	6	15,744	(2)
Net increase (decrease) in net assets resulting from operations	1	11	25,703	4
Changes from principal transactions:				
Premiums	2	—	14	—
Death benefits	—	—	(1,472)	—
Surrenders and withdrawals	(4)	(2)	(14,207)	(1)
Contract charges	—	—	(821)	—
Cost of insurance and administrative charges	—	—	(28)	—
Transfers between Divisions (including fixed account), net	(11)	1	(2,722)	(1)
Increase (decrease) in net assets derived from principal transactions	(13)	(1)	(19,236)	(2)
Total increase (decrease) in net assets	(12)	10	6,467	2
Net assets at December 31, 2016	$ 8	$ 319	$ 102,536	$ 31

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Columbia VP Large Cap Growth Fund - Class 1	Deutsche Core Equity VIP - Class B	Deutsche Alternative Asset Allocation VIP - Class B	Deutsche High Income VIP - Class B
Net assets at January 1, 2015	$ 366	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	—	—	—
Total realized gain (loss) on investments and capital gains distributions	11	—	—	—
Net unrealized appreciation (depreciation) of investments	22	—	—	(1)
Net increase (decrease) in net assets resulting from operations	27	—	—	(1)
Changes from principal transactions:				
Premiums	—	—	3	38
Death benefits	(25)	—	—	—
Surrenders and withdrawals	(1)	—	—	—
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	6	—	(1)	—
Increase (decrease) in net assets derived from principal transactions	(20)	—	2	38
Total increase (decrease) in net assets	7	—	2	37
Net assets at December 31, 2015	373	—	2	37
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	—	—	3
Total realized gain (loss) on investments and capital gains distributions	4	—	—	—
Net unrealized appreciation (depreciation) of investments	1	3	—	4
Net increase (decrease) in net assets resulting from operations	—	3	—	7
Changes from principal transactions:				
Premiums	—	32	44	29
Death benefits	—	—	—	—
Surrenders and withdrawals	(1)	—	—	(5)
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(2)	32	—	6
Increase (decrease) in net assets derived from principal transactions	(3)	64	44	30
Total increase (decrease) in net assets	(3)	67	44	37
Net assets at December 31, 2016	$ 370	$ 67	$ 46	$ 74

The accompanying notes are an integral part of these financial statements.

84

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Eaton Vance VT Floating-Rate Income Fund - Initial Class	Eaton Vance VT Large-Cap Value Fund - Initial Class	Fidelity® VIP Strategic Income Portfolio - Service Class 2	Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2
Net assets at January 1, 2015	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	—	11	—
Total realized gain (loss) on investments and capital gains distributions	(2)	(1)	1	—
Net unrealized appreciation (depreciation) of investments	(37)	1	(18)	—
Net increase (decrease) in net assets resulting from operations	(30)	—	(6)	—
Changes from principal transactions:				
Premiums	1,741	89	468	—
Death benefits	—	—	—	—
Surrenders and withdrawals	(17)	—	—	—
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(239)	2	24	—
Increase (decrease) in net assets derived from principal transactions	1,485	91	492	—
Total increase (decrease) in net assets	1,455	91	486	—
Net assets at December 31, 2015	1,455	91	486	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	(1)	40	—
Total realized gain (loss) on investments and capital gains distributions	(6)	3	2	—
Net unrealized appreciation (depreciation) of investments	100	12	14	4
Net increase (decrease) in net assets resulting from operations	145	14	56	4
Changes from principal transactions:				
Premiums	957	99	820	22
Death benefits	—	—	(23)	—
Surrenders and withdrawals	(125)	(6)	(31)	—
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	129	(7)	48	—
Increase (decrease) in net assets derived from principal transactions	961	86	814	22
Total increase (decrease) in net assets	1,106	100	870	26
Net assets at December 31, 2016	$ 2,561	$ 191	$ 1,356	$ 26

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Fidelity® VIP FundsManager 20% Portfolio - Service Class 2	Fidelity® VIP FundsManager 60% Portfolio - Service Class 2	Fidelity® VIP FundsManager 85% Portfolio - Service Class 2	Franklin Small Cap Value VIP Fund - Class 2
Net assets at January 1, 2015	$ —	$ —	$ —	$ 11,568
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	(46)
Total realized gain (loss) on investments and capital gains distributions	—	—	—	2,836
Net unrealized appreciation (depreciation) of investments	—	—	—	(3,649)
Net increase (decrease) in net assets resulting from operations	—	—	—	(859)
Changes from principal transactions:				
Premiums	—	—	—	119
Death benefits	—	—	—	(70)
Surrenders and withdrawals	—	—	—	(1,401)
Contract charges	—	—	—	(52)
Cost of insurance and administrative charges	—	—	—	(1)
Transfers between Divisions (including fixed account), net	—	—	—	(421)
Increase (decrease) in net assets derived from principal transactions	—	—	—	(1,826)
Total increase (decrease) in net assets	—	—	—	(2,685)
Net assets at December 31, 2015	—	—	—	8,883
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1	—	(25)
Total realized gain (loss) on investments and capital gains distributions	—	—	—	1,996
Net unrealized appreciation (depreciation) of investments	—	—	—	353
Net increase (decrease) in net assets resulting from operations	1	1	—	2,324
Changes from principal transactions:				
Premiums	87	65	15	39
Death benefits	—	—	—	(195)
Surrenders and withdrawals	—	—	—	(702)
Contract charges	—	—	—	(50)
Cost of insurance and administrative charges	—	—	—	(1)
Transfers between Divisions (including fixed account), net	11	—	—	(259)
Increase (decrease) in net assets derived from principal transactions	98	65	15	(1,168)
Total increase (decrease) in net assets	99	66	15	1,156
Net assets at December 31, 2016	$ 99	$ 66	$ 15	$ 10,039

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Franklin Strategic Income VIP Fund - Class 2	Templeton Global Bond VIP Fund - Class 2	Ivy Funds VIP Asset Strategy	Ivy Funds VIP Balanced
Net assets at January 1, 2015	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	—	—
Total realized gain (loss) on investments and capital gains distributions	—	(1)	(4)	—
Net unrealized appreciation (depreciation) of investments	(3)	2	(6)	—
Net increase (decrease) in net assets resulting from operations	(3)	—	(10)	—
Changes from principal transactions:				
Premiums	231	688	380	—
Death benefits	—	—	—	—
Surrenders and withdrawals	(2)	(7)	—	—
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	33	47	(90)	—
Increase (decrease) in net assets derived from principal transactions	262	728	290	—
Total increase (decrease) in net assets	259	728	280	—
Net assets at December 31, 2015	259	728	280	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	(8)	—	—
Total realized gain (loss) on investments and capital gains distributions	—	—	(3)	—
Net unrealized appreciation (depreciation) of investments	23	74	(5)	1
Net increase (decrease) in net assets resulting from operations	37	66	(8)	1
Changes from principal transactions:				
Premiums	505	1,044	133	66
Death benefits	—	—	—	—
Surrenders and withdrawals	(32)	(86)	(14)	—
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	226	136	86	—
Increase (decrease) in net assets derived from principal transactions	699	1,094	205	66
Total increase (decrease) in net assets	736	1,160	197	67
Net assets at December 31, 2016	$ 995	$ 1,888	$ 477	$ 67

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Ivy Funds VIP Energy	Ivy Funds VIP High Income	Ivy Funds VIP International Core Equity	Ivy Funds VIP Mid Cap Growth
Net assets at January 1, 2015	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	—	(1)	—	—
Net unrealized appreciation (depreciation) of investments	(12)	(12)	—	(6)
Net increase (decrease) in net assets resulting from operations	(12)	(13)	—	(6)
Changes from principal transactions:				
Premiums	118	196	—	289
Death benefits	—	—	—	—
Surrenders and withdrawals	—	(6)	—	—
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	16	54	—	21
Increase (decrease) in net assets derived from principal transactions	134	244	—	310
Total increase (decrease) in net assets	122	231	—	304
Net assets at December 31, 2015	122	231	—	304
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	31	—	(2)
Total realized gain (loss) on investments and capital gains distributions	2	(3)	—	20
Net unrealized appreciation (depreciation) of investments	66	53	—	6
Net increase (decrease) in net assets resulting from operations	67	81	—	24
Changes from principal transactions:				
Premiums	191	474	18	158
Death benefits	—	—	—	—
Surrenders and withdrawals	(8)	(26)	—	(17)
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	13	177	—	37
Increase (decrease) in net assets derived from principal transactions	196	625	18	178
Total increase (decrease) in net assets	263	706	18	202
Net assets at December 31, 2016	$ 385	$ 937	$ 18	$ 506

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Ivy Funds VIP Science and Technology	Ivy Funds VIP Small Cap Growth	Janus Aspen Series Balanced Portfolio - Service Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Net assets at January 1, 2015	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	1	—
Total realized gain (loss) on investments and capital gains distributions	—	—	(1)	—
Net unrealized appreciation (depreciation) of investments	(1)	(1)	6	—
Net increase (decrease) in net assets resulting from operations	(1)	(1)	6	—
Changes from principal transactions:				
Premiums	265	19	436	—
Death benefits	—	—	—	—
Surrenders and withdrawals	—	—	(1)	—
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	30	1	72	—
Increase (decrease) in net assets derived from principal transactions	295	20	507	—
Total increase (decrease) in net assets	294	19	513	—
Net assets at December 31, 2015	294	19	513	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	—	14	—
Total realized gain (loss) on investments and capital gains distributions	15	5	17	—
Net unrealized appreciation (depreciation) of investments	36	2	20	2
Net increase (decrease) in net assets resulting from operations	48	7	51	2
Changes from principal transactions:				
Premiums	388	78	636	182
Death benefits	—	—	—	—
Surrenders and withdrawals	(35)	(4)	(90)	(19)
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	27	(5)	71	23
Increase (decrease) in net assets derived from principal transactions	380	69	617	186
Total increase (decrease) in net assets	428	76	668	188
Net assets at December 31, 2016	$ 722	$ 95	$ 1,181	$ 188

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Service Shares	ClearBridge Variable Mid Cap Portfolio - Class II	Western Asset Core Plus VIT Portfolio - Class I	MFS VIT Research Series Portfolio - Service Class
Net assets at January 1, 2015	$ —	$ —	$ 69	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	—	—	—
Total realized gain (loss) on investments and capital gains distributions	—	—	4	—
Net unrealized appreciation (depreciation) of investments	(6)	—	(4)	—
Net increase (decrease) in net assets resulting from operations	(4)	—	—	—
Changes from principal transactions:				
Premiums	450	—	—	—
Death benefits	—	—	—	—
Surrenders and withdrawals	—	—	(11)	—
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	7	—	1	—
Increase (decrease) in net assets derived from principal transactions	457	—	(10)	—
Total increase (decrease) in net assets	453	—	(10)	—
Net assets at December 31, 2015	453	—	59	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	—	—	—
Total realized gain (loss) on investments and capital gains distributions	1	1	—	1
Net unrealized appreciation (depreciation) of investments	(35)	2	1	—
Net increase (decrease) in net assets resulting from operations	(10)	3	1	1
Changes from principal transactions:				
Premiums	1,071	27	—	35
Death benefits	—	—	(24)	—
Surrenders and withdrawals	(47)	—	—	(2)
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	119	—	—	8
Increase (decrease) in net assets derived from principal transactions	1,143	27	(24)	41
Total increase (decrease) in net assets	1,133	30	(23)	42
Net assets at December 31, 2016	$ 1,586	$ 30	$ 36	$ 42

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer International Growth Fund/VA - Service Shares	Oppenheimer Main Street Small Cap Fund®/VA - Service Shares	PIMCO All Asset Portfolio - Administrative Class
Net assets at January 1, 2015	$ —	$ —	$ 2,206	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(8)	—
Total realized gain (loss) on investments and capital gains distributions	—	—	469	—
Net unrealized appreciation (depreciation) of investments	—	3	(613)	—
Net increase (decrease) in net assets resulting from operations	—	3	(152)	—
Changes from principal transactions:				
Premiums	—	216	8	1
Death benefits	—	—	(12)	—
Surrenders and withdrawals	—	—	(201)	—
Contract charges	—	—	(12)	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	—	9	134	—
Increase (decrease) in net assets derived from principal transactions	—	225	(83)	1
Total increase (decrease) in net assets	—	228	(235)	1
Net assets at December 31, 2015	—	228	1,971	1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	2	(13)	1
Total realized gain (loss) on investments and capital gains distributions	—	14	177	—
Net unrealized appreciation (depreciation) of investments	(1)	(30)	117	2
Net increase (decrease) in net assets resulting from operations	(1)	(14)	281	3
Changes from principal transactions:				
Premiums	29	462	13	79
Death benefits	—	—	(44)	—
Surrenders and withdrawals	—	(6)	(135)	—
Contract charges	—	—	(10)	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	—	82	(193)	—
Increase (decrease) in net assets derived from principal transactions	29	538	(369)	79
Total increase (decrease) in net assets	28	524	(88)	82
Net assets at December 31, 2016	$ 28	$ 752	$ 1,883	$ 83

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	PIMCO Low Duration Portfolio - Administrative Class	PIMCO Real Return Portfolio - Administrative Class	PIMCO Short-Term Portfolio - Administrative Class	PIMCO Total Return Portfolio - Administrative Class
Net assets at January 1, 2015	$ —	$ 6,846	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	161	2	71
Total realized gain (loss) on investments and capital gains distributions	—	(162)	1	19
Net unrealized appreciation (depreciation) of investments	(6)	(210)	(2)	(99)
Net increase (decrease) in net assets resulting from operations	2	(211)	1	(9)
Changes from principal transactions:				
Premiums	395	9	1,102	2,842
Death benefits	—	(92)	—	—
Surrenders and withdrawals	(1)	(906)	—	(121)
Contract charges	—	(21)	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	14	(436)	(14)	(270)
Increase (decrease) in net assets derived from principal transactions	408	(1,446)	1,088	2,451
Total increase (decrease) in net assets	410	(1,657)	1,089	2,442
Net assets at December 31, 2015	410	5,189	1,089	2,442
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	62	11	36
Total realized gain (loss) on investments and capital gains distributions	(3)	(113)	7	(39)
Net unrealized appreciation (depreciation) of investments	2	257	(2)	39
Net increase (decrease) in net assets resulting from operations	5	206	16	36
Changes from principal transactions:				
Premiums	447	8	2,541	1,914
Death benefits	(32)	(117)	—	—
Surrenders and withdrawals	(15)	(447)	(1)	(105)
Contract charges	—	(19)	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	120	237	(1,137)	(1,416)
Increase (decrease) in net assets derived from principal transactions	520	(338)	1,403	393
Total increase (decrease) in net assets	525	(132)	1,419	429
Net assets at December 31, 2016	$ 935	$ 5,057	$ 2,508	$ 2,871

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	ProFund VP Bull	ProFund VP Europe 30	ProFund VP Rising Rates Opportunity	Putnam VT American Government Income Fund - Class 1B
Net assets at January 1, 2015	$ 10,274	$ 4,439	$ 3,592	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(173)	119	(56)	—
Total realized gain (loss) on investments and capital gains distributions	401	(39)	(1,865)	—
Net unrealized appreciation (depreciation) of investments	(442)	(581)	1,815	—
Net increase (decrease) in net assets resulting from operations	(214)	(501)	(106)	—
Changes from principal transactions:				
Premiums	1	—	—	98
Death benefits	(36)	(26)	(51)	—
Surrenders and withdrawals	(842)	(419)	(394)	—
Contract charges	(68)	(30)	(22)	—
Cost of insurance and administrative charges	(5)	(2)	(1)	—
Transfers between Divisions (including fixed account), net	(42)	(38)	(75)	23
Increase (decrease) in net assets derived from principal transactions	(992)	(515)	(543)	121
Total increase (decrease) in net assets	(1,206)	(1,016)	(649)	121
Net assets at December 31, 2015	9,068	3,423	2,943	121
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(155)	37	(44)	1
Total realized gain (loss) on investments and capital gains distributions	563	(94)	(1,269)	(1)
Net unrealized appreciation (depreciation) of investments	213	233	1,115	(7)
Net increase (decrease) in net assets resulting from operations	621	176	(198)	(7)
Changes from principal transactions:				
Premiums	1	—	(1)	556
Death benefits	(158)	(98)	(36)	—
Surrenders and withdrawals	(1,031)	(324)	(342)	(21)
Contract charges	(66)	(27)	(18)	—
Cost of insurance and administrative charges	(4)	(1)	(1)	—
Transfers between Divisions (including fixed account), net	(92)	(48)	174	70
Increase (decrease) in net assets derived from principal transactions	(1,350)	(498)	(224)	605
Total increase (decrease) in net assets	(729)	(322)	(422)	598
Net assets at December 31, 2016	$ 8,339	$ 3,101	$ 2,521	$ 719

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Putnam VT Income Fund - Class 1B	Putnam VT International Equity Fund - Class 1B	Putnam VT International Value Fund - Class 1B	Putnam VT Investors Fund - Class 1B
Net assets at January 1, 2015	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	—	—	—	—
Net unrealized appreciation (depreciation) of investments	(2)	—	—	—
Net increase (decrease) in net assets resulting from operations	(2)	—	—	—
Changes from principal transactions:				
Premiums	263	—	—	—
Death benefits	—	—	—	—
Surrenders and withdrawals	—	—	—	—
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	62	—	—	—
Increase (decrease) in net assets derived from principal transactions	325	—	—	—
Total increase (decrease) in net assets	323	—	—	—
Net assets at December 31, 2015	323	—	—	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	—	—	—
Total realized gain (loss) on investments and capital gains distributions	(1)	—	—	3
Net unrealized appreciation (depreciation) of investments	(11)	—	—	4
Net increase (decrease) in net assets resulting from operations	4	—	—	7
Changes from principal transactions:				
Premiums	362	4	8	68
Death benefits	—	—	—	—
Surrenders and withdrawals	(16)	—	—	—
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	178	—	—	25
Increase (decrease) in net assets derived from principal transactions	524	4	8	93
Total increase (decrease) in net assets	528	4	8	100
Net assets at December 31, 2016	$ 851	$ 4	$ 8	$ 100

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Putnam VT Small Cap Value Fund - Class 1B	T. Rowe Price Blue Chip Growth Portfolio - II	T. Rowe Price Health Sciences Portfolio - II	MFS VIT Utilities Series Portfolio - Service Class
Net assets at January 1, 2015	$ —	$ —	$ —	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1)	(2)	—
Total realized gain (loss) on investments and capital gains distributions	—	(5)	67	(1)
Net unrealized appreciation (depreciation) of investments	(2)	13	(88)	(2)
Net increase (decrease) in net assets resulting from operations	(2)	7	(23)	(3)
Changes from principal transactions:				
Premiums	80	624	1,155	44
Death benefits	—	—	—	—
Surrenders and withdrawals	—	—	(12)	—
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	—	(73)	(2)	4
Increase (decrease) in net assets derived from principal transactions	80	551	1,141	48
Total increase (decrease) in net assets	78	558	1,118	45
Net assets at December 31, 2015	78	558	1,118	45
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(9)	(10)	6
Total realized gain (loss) on investments and capital gains distributions	8	5	(53)	8
Net unrealized appreciation (depreciation) of investments	18	117	(69)	(6)
Net increase (decrease) in net assets resulting from operations	26	113	(132)	8
Changes from principal transactions:				
Premiums	42	1,515	1,202	178
Death benefits	—	(23)	—	—
Surrenders and withdrawals	—	(87)	(118)	(6)
Contract charges	—	—	—	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	(11)	56	(13)	5
Increase (decrease) in net assets derived from principal transactions	31	1,461	1,071	177
Total increase (decrease) in net assets	57	1,574	939	185
Net assets at December 31, 2016	$ 135	$ 2,132	$ 2,057	$ 230

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Balanced Portfolio - Class S	Voya Intermediate Bond Portfolio - Class A	Voya Intermediate Bond Portfolio - Class S	Voya Global Perspectives® Portfolio - Class A
Net assets at January 1, 2015	$ 4,179	$ —	$ 3,376,542	$ 195,095
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	25	44,818	1,231
Total realized gain (loss) on investments and capital gains distributions	115	—	16,505	7,493
Net unrealized appreciation (depreciation) of investments	(255)	(31)	(103,378)	(17,177)
Net increase (decrease) in net assets resulting from operations	(118)	(6)	(42,055)	(8,453)
Changes from principal transactions:				
Premiums	4	819	18,182	1,605
Death benefits	(344)	—	(45,219)	(2,443)
Surrenders and withdrawals	(278)	—	(317,520)	(21,816)
Contract charges	(7)	—	(24,824)	(1,723)
Cost of insurance and administrative charges	—	—	(543)	(26)
Transfers between Divisions (including fixed account), net	48	48	10,195	(9,638)
Increase (decrease) in net assets derived from principal transactions	(577)	867	(359,729)	(34,041)
Total increase (decrease) in net assets	(695)	861	(401,784)	(42,494)
Net assets at December 31, 2015	3,484	861	2,974,758	152,601
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	31	11,591	1,164
Total realized gain (loss) on investments and capital gains distributions	68	22	28,925	(1,079)
Net unrealized appreciation (depreciation) of investments	124	(43)	36,805	6,828
Net increase (decrease) in net assets resulting from operations	205	10	77,321	6,913
Changes from principal transactions:				
Premiums	4	2,317	12,277	1,045
Death benefits	(89)	(23)	(42,265)	(1,037)
Surrenders and withdrawals	(324)	(16)	(311,657)	(18,702)
Contract charges	(7)	—	(24,608)	(1,482)
Cost of insurance and administrative charges	—	—	(511)	(24)
Transfers between Divisions (including fixed account), net	(18)	6	20,973	(1,504)
Increase (decrease) in net assets derived from principal transactions	(434)	2,284	(345,791)	(21,704)
Total increase (decrease) in net assets	(229)	2,294	(268,470)	(14,791)
Net assets at December 31, 2016	$ 3,255	$ 3,155	$ 2,706,288	$ 137,810

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Government Liquid Assets Portfolio - Service Class	Voya Government Liquid Assets Portfolio - Service 2 Class	Voya High Yield Portfolio - Adviser Class	Voya High Yield Portfolio - Service Class
Net assets at January 1, 2015	$ 558,683	$ 7,703	$ —	$ 446,912
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8,886)	(155)	—	17,186
Total realized gain (loss) on investments and capital gains distributions	54	1	—	(2,403)
Net unrealized appreciation (depreciation) of investments	—	—	(1)	(28,344)
Net increase (decrease) in net assets resulting from operations	(8,832)	(154)	(1)	(13,561)
Changes from principal transactions:				
Premiums	9,371	2,957	25	1,914
Death benefits	(17,500)	(174)	—	(8,093)
Surrenders and withdrawals	(211,566)	(3,201)	—	(48,784)
Contract charges	(3,744)	(68)	—	(2,569)
Cost of insurance and administrative charges	(200)	(3)	—	(89)
Transfers between Divisions (including fixed account), net	176,967	2,915	—	(16,957)
Increase (decrease) in net assets derived from principal transactions	(46,672)	2,426	25	(74,578)
Total increase (decrease) in net assets	(55,504)	2,272	24	(88,139)
Net assets at December 31, 2015	503,179	9,975	24	358,773
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8,118)	(168)	11	17,698
Total realized gain (loss) on investments and capital gains distributions	431	10	—	(2,342)
Net unrealized appreciation (depreciation) of investments	—	—	11	27,547
Net increase (decrease) in net assets resulting from operations	(7,687)	(158)	22	42,903
Changes from principal transactions:				
Premiums	8,009	6,253	266	1,108
Death benefits	(14,285)	(113)	—	(7,762)
Surrenders and withdrawals	(161,607)	(6,901)	(3)	(46,585)
Contract charges	(3,354)	(67)	—	(2,366)
Cost of insurance and administrative charges	(179)	(3)	—	(78)
Transfers between Divisions (including fixed account), net	122,892	1,130	86	20,195
Increase (decrease) in net assets derived from principal transactions	(48,524)	299	349	(35,488)
Total increase (decrease) in net assets	(56,211)	141	371	7,415
Net assets at December 31, 2016	$ 446,968	$ 10,116	$ 395	$ 366,188

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Large Cap Growth Portfolio - Adviser Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Growth Portfolio - Service Class	Voya Large Cap Growth Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 2,047,691	$ 87	$ 1,810,256	$ 18,447
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(34,088)	(1)	(23,351)	(275)
Total realized gain (loss) on investments and capital gains distributions	290,216	9	220,541	1,916
Net unrealized appreciation (depreciation) of investments	(177,487)	(4)	(121,967)	(903)
Net increase (decrease) in net assets resulting from operations	78,641	4	75,223	738
Changes from principal transactions:				
Premiums	9,860	(12)	79	(1)
Death benefits	(25,077)	—	(26,712)	(213)
Surrenders and withdrawals	(216,259)	—	(173,943)	(1,892)
Contract charges	(14,885)	—	(11,584)	(149)
Cost of insurance and administrative charges	(343)	—	(374)	(3)
Transfers between Divisions (including fixed account), net	(28,495)	—	(80,843)	(379)
Increase (decrease) in net assets derived from principal transactions	(275,199)	(12)	(293,377)	(2,637)
Total increase (decrease) in net assets	(196,558)	(8)	(218,154)	(1,899)
Net assets at December 31, 2015	1,851,133	79	1,592,102	16,548
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(29,761)	(1)	(20,688)	(261)
Total realized gain (loss) on investments and capital gains distributions	295,359	10	205,276	1,880
Net unrealized appreciation (depreciation) of investments	(243,080)	(7)	(160,751)	(1,396)
Net increase (decrease) in net assets resulting from operations	22,518	2	23,837	223
Changes from principal transactions:				
Premiums	6,935	(1)	276	(2)
Death benefits	(25,860)	—	(23,318)	(360)
Surrenders and withdrawals	(192,915)	(1)	(157,096)	(1,641)
Contract charges	(13,742)	—	(10,425)	(140)
Cost of insurance and administrative charges	(307)	—	(333)	(3)
Transfers between Divisions (including fixed account), net	(32,599)	1	(52,110)	(172)
Increase (decrease) in net assets derived from principal transactions	(258,488)	(1)	(243,006)	(2,318)
Total increase (decrease) in net assets	(235,970)	1	(219,169)	(2,095)
Net assets at December 31, 2016	$ 1,615,163	$ 80	$ 1,372,933	$ 14,453

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Adviser Class	Voya Large Cap Value Portfolio - Service Class	Voya Limited Maturity Bond Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Service Class
Net assets at January 1, 2015	$ —	$ 1,004,251	$ 41,765	$ 65,012
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(296)	(264)	(705)
Total realized gain (loss) on investments and capital gains distributions	—	67,792	(199)	11,476
Net unrealized appreciation (depreciation) of investments	(3)	(131,802)	67	(12,014)
Net increase (decrease) in net assets resulting from operations	(2)	(64,306)	(396)	(1,243)
Changes from principal transactions:				
Premiums	152	4,535	—	657
Death benefits	—	(14,777)	(1,986)	(1,202)
Surrenders and withdrawals	—	(106,904)	(4,153)	(7,554)
Contract charges	—	(6,791)	(53)	(484)
Cost of insurance and administrative charges	—	(230)	(18)	(14)
Transfers between Divisions (including fixed account), net	(49)	129,290	(220)	4,090
Increase (decrease) in net assets derived from principal transactions	103	5,123	(6,430)	(4,507)
Total increase (decrease) in net assets	101	(59,183)	(6,826)	(5,750)
Net assets at December 31, 2015	101	945,068	34,939	59,262
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	3,419	(130)	87
Total realized gain (loss) on investments and capital gains distributions	4	35,264	122	4,956
Net unrealized appreciation (depreciation) of investments	18	56,722	(95)	(1,577)
Net increase (decrease) in net assets resulting from operations	26	95,405	(103)	3,466
Changes from principal transactions:				
Premiums	180	3,602	1	272
Death benefits	—	(15,606)	(1,230)	(1,074)
Surrenders and withdrawals	(10)	(107,194)	(3,147)	(6,584)
Contract charges	—	(6,696)	(48)	(439)
Cost of insurance and administrative charges	—	(212)	(15)	(11)
Transfers between Divisions (including fixed account), net	1	(29,976)	(280)	374
Increase (decrease) in net assets derived from principal transactions	171	(156,082)	(4,719)	(7,462)
Total increase (decrease) in net assets	197	(60,677)	(4,822)	(3,996)
Net assets at December 31, 2016	$ 298	$ 884,391	$ 30,117	$ 55,266

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class
Net assets at January 1, 2015	$ 433,936	$ 4,103,107	$ 2,763,243	$ 1,486,439
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,069)	(4,871)	(4,298)	(12,115)
Total realized gain (loss) on investments and capital gains distributions	14,875	186,850	185,638	143,558
Net unrealized appreciation (depreciation) of investments	(23,440)	(314,283)	(260,599)	(173,471)
Net increase (decrease) in net assets resulting from operations	(9,634)	(132,304)	(79,259)	(42,028)
Changes from principal transactions:				
Premiums	2,783	17,628	15,998	8,426
Death benefits	(7,858)	(42,223)	(52,118)	(32,225)
Surrenders and withdrawals	(57,419)	(372,963)	(259,900)	(147,002)
Contract charges	(3,416)	(35,117)	(21,034)	(10,937)
Cost of insurance and administrative charges	(77)	(994)	(543)	(287)
Transfers between Divisions (including fixed account), net	33,692	(68,794)	11,846	1,274
Increase (decrease) in net assets derived from principal transactions	(32,295)	(502,463)	(305,751)	(180,751)
Total increase (decrease) in net assets	(41,929)	(634,767)	(385,010)	(222,779)
Net assets at December 31, 2015	392,007	3,468,340	2,378,233	1,263,660
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(880)	15,064	9,286	2,676
Total realized gain (loss) on investments and capital gains distributions	9,487	327,260	278,882	87,174
Net unrealized appreciation (depreciation) of investments	3,176	(170,856)	(180,720)	(42,454)
Net increase (decrease) in net assets resulting from operations	11,783	171,468	107,448	47,396
Changes from principal transactions:				
Premiums	2,807	13,666	13,895	7,047
Death benefits	(7,601)	(45,056)	(43,330)	(27,366)
Surrenders and withdrawals	(52,233)	(367,581)	(250,894)	(140,166)
Contract charges	(3,697)	(32,337)	(19,130)	(10,135)
Cost of insurance and administrative charges	(77)	(889)	(490)	(260)
Transfers between Divisions (including fixed account), net	66,102	(60,090)	(42,993)	586
Increase (decrease) in net assets derived from principal transactions	5,301	(492,287)	(342,942)	(170,294)
Total increase (decrease) in net assets	17,084	(320,819)	(235,494)	(122,898)
Net assets at December 31, 2016	$ 409,091	$ 3,147,521	$ 2,142,739	$ 1,140,762

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Adviser Class	VY® Clarion Global Real Estate Portfolio - Service Class
Net assets at January 1, 2015	$ —	$ 234,867	$ —	$ 114,698
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(945)	—	1,359
Total realized gain (loss) on investments and capital gains distributions	—	(8,045)	(1)	3,325
Net unrealized appreciation (depreciation) of investments	(1)	31	1	(8,039)
Net increase (decrease) in net assets resulting from operations	(1)	(8,959)	—	(3,355)
Changes from principal transactions:				
Premiums	209	898	145	16
Death benefits	—	(3,134)	—	(1,180)
Surrenders and withdrawals	—	(23,211)	—	(10,414)
Contract charges	—	(1,752)	—	(834)
Cost of insurance and administrative charges	—	(36)	—	(18)
Transfers between Divisions (including fixed account), net	7	(3,536)	—	(2,890)
Increase (decrease) in net assets derived from principal transactions	216	(30,771)	145	(15,320)
Total increase (decrease) in net assets	215	(39,730)	145	(18,675)
Net assets at December 31, 2015	215	195,137	145	96,023
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(3,284)	1	(542)
Total realized gain (loss) on investments and capital gains distributions	3	(7,772)	2	6,732
Net unrealized appreciation (depreciation) of investments	2	14,631	(21)	(6,841)
Net increase (decrease) in net assets resulting from operations	3	3,575	(18)	(651)
Changes from principal transactions:				
Premiums	297	695	468	43
Death benefits	(22)	(4,098)	—	(932)
Surrenders and withdrawals	(11)	(24,204)	(5)	(9,015)
Contract charges	—	(1,666)	—	(757)
Cost of insurance and administrative charges	—	(34)	—	(16)
Transfers between Divisions (including fixed account), net	22	14,740	26	(3,080)
Increase (decrease) in net assets derived from principal transactions	286	(14,567)	489	(13,757)
Total increase (decrease) in net assets	289	(10,992)	471	(14,408)
Net assets at December 31, 2016	$ 504	$ 184,145	$ 616	$ 81,615

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Service 2 Class	VY® Clarion Real Estate Portfolio - Adviser Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 1,505	$ —	$ 250,745	$ 19,323
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	—	(976)	(117)
Total realized gain (loss) on investments and capital gains distributions	40	1	18,545	1,033
Net unrealized appreciation (depreciation) of investments	(97)	2	(15,123)	(753)
Net increase (decrease) in net assets resulting from operations	(46)	3	2,446	163
Changes from principal transactions:				
Premiums	—	80	140	—
Death benefits	—	—	(2,912)	(176)
Surrenders and withdrawals	(218)	—	(29,142)	(1,753)
Contract charges	(14)	—	(1,408)	(156)
Cost of insurance and administrative charges	—	—	(77)	(4)
Transfers between Divisions (including fixed account), net	(21)	—	(5,053)	(357)
Increase (decrease) in net assets derived from principal transactions	(253)	80	(38,452)	(2,446)
Total increase (decrease) in net assets	(299)	83	(36,006)	(2,283)
Net assets at December 31, 2015	1,206	83	214,739	17,040
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	3	(429)	(68)
Total realized gain (loss) on investments and capital gains distributions	122	10	18,355	1,418
Net unrealized appreciation (depreciation) of investments	(126)	(8)	(12,693)	(997)
Net increase (decrease) in net assets resulting from operations	(15)	5	5,233	353
Changes from principal transactions:				
Premiums	1	522	62	(3)
Death benefits	(5)	—	(3,664)	(443)
Surrenders and withdrawals	(185)	(10)	(28,018)	(2,109)
Contract charges	(13)	—	(1,297)	(155)
Cost of insurance and administrative charges	—	—	(69)	(4)
Transfers between Divisions (including fixed account), net	(10)	(11)	(4,142)	(95)
Increase (decrease) in net assets derived from principal transactions	(212)	501	(37,128)	(2,809)
Total increase (decrease) in net assets	(227)	506	(31,895)	(2,456)
Net assets at December 31, 2016	$ 979	$ 589	$ 182,844	$ 14,584

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® FMR® Diversified Mid Cap Portfolio - Adviser Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class	VY® Franklin Income Portfolio - Adviser Class
Net assets at January 1, 2015	$ —	$ 619,013	$ 31,292	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(9,287)	(526)	—
Total realized gain (loss) on investments and capital gains distributions	—	117,006	6,013	—
Net unrealized appreciation (depreciation) of investments	(1)	(124,482)	(6,356)	(6)
Net increase (decrease) in net assets resulting from operations	(1)	(16,763)	(869)	(6)
Changes from principal transactions:				
Premiums	44	2,719	35	267
Death benefits	—	(11,557)	(259)	—
Surrenders and withdrawals	—	(57,475)	(3,404)	(1)
Contract charges	—	(3,452)	(247)	—
Cost of insurance and administrative charges	—	(154)	(6)	—
Transfers between Divisions (including fixed account), net	—	(9,675)	(192)	5
Increase (decrease) in net assets derived from principal transactions	44	(79,594)	(4,073)	271
Total increase (decrease) in net assets	43	(96,357)	(4,942)	265
Net assets at December 31, 2015	43	522,656	26,350	265
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(5,873)	(349)	20
Total realized gain (loss) on investments and capital gains distributions	13	43,414	2,225	2
Net unrealized appreciation (depreciation) of investments	11	7,638	348	30
Net increase (decrease) in net assets resulting from operations	23	45,179	2,224	52
Changes from principal transactions:				
Premiums	159	1,839	8	185
Death benefits	(11)	(10,022)	(373)	—
Surrenders and withdrawals	(4)	(53,750)	(3,797)	(25)
Contract charges	—	(3,093)	(226)	—
Cost of insurance and administrative charges	—	(134)	(5)	—
Transfers between Divisions (including fixed account), net	8	(15,387)	(384)	(6)
Increase (decrease) in net assets derived from principal transactions	152	(80,547)	(4,777)	154
Total increase (decrease) in net assets	175	(35,368)	(2,553)	206
Net assets at December 31, 2016	$ 218	$ 487,288	$ 23,797	$ 471

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Franklin Income Portfolio - Service Class	VY® Franklin Income Portfolio - Service 2 Class	VY® Invesco Growth and Income Portfolio - Adviser Class	VY® Invesco Growth and Income Portfolio - Service Class
Net assets at January 1, 2015	$ 522,208	$ 10,974	$ —	$ 428,723
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13,380	238	—	5,859
Total realized gain (loss) on investments and capital gains distributions	31,285	337	(3)	62,415
Net unrealized appreciation (depreciation) of investments	(80,691)	(1,298)	—	(85,524)
Net increase (decrease) in net assets resulting from operations	(36,026)	(723)	(3)	(17,250)
Changes from principal transactions:				
Premiums	3,199	3	199	2,348
Death benefits	(7,087)	(154)	—	(10,963)
Surrenders and withdrawals	(48,869)	(1,383)	—	(39,222)
Contract charges	(3,185)	(86)	—	(1,726)
Cost of insurance and administrative charges	(83)	(2)	—	(107)
Transfers between Divisions (including fixed account), net	(38,518)	(862)	(60)	(4,058)
Increase (decrease) in net assets derived from principal transactions	(94,543)	(2,484)	139	(53,728)
Total increase (decrease) in net assets	(130,569)	(3,207)	136	(70,978)
Net assets at December 31, 2015	391,639	7,767	136	357,745
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18,060	356	3	1,838
Total realized gain (loss) on investments and capital gains distributions	11,183	75	25	48,151
Net unrealized appreciation (depreciation) of investments	19,146	536	29	7,646
Net increase (decrease) in net assets resulting from operations	48,389	967	57	57,635
Changes from principal transactions:				
Premiums	1,553	—	162	1,186
Death benefits	(6,722)	(173)	—	(12,986)
Surrenders and withdrawals	(47,805)	(1,103)	(8)	(37,882)
Contract charges	(2,806)	(78)	—	(1,641)
Cost of insurance and administrative charges	(73)	(1)	—	(87)
Transfers between Divisions (including fixed account), net	4,093	324	1	30,660
Increase (decrease) in net assets derived from principal transactions	(51,760)	(1,031)	155	(20,750)
Total increase (decrease) in net assets	(3,371)	(64)	212	36,885
Net assets at December 31, 2016	$ 388,268	$ 7,703	$ 348	$ 394,630

The accompanying notes are an integral part of these financial statements.

104

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service 2 Class	VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 44,565	$ —	$ 425,807	$ 18,782
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	500	—	(2,122)	(134)
Total realized gain (loss) on investments and capital gains distributions	6,594	—	37,986	(182)
Net unrealized appreciation (depreciation) of investments	(9,043)	(4)	(102,441)	(2,541)
Net increase (decrease) in net assets resulting from operations	(1,949)	(4)	(66,577)	(2,857)
Changes from principal transactions:				
Premiums	17	47	1,928	1
Death benefits	(548)	—	(4,916)	(217)
Surrenders and withdrawals	(3,668)	—	(36,310)	(1,903)
Contract charges	(320)	—	(3,039)	(147)
Cost of insurance and administrative charges	(7)	—	(78)	(3)
Transfers between Divisions (including fixed account), net	(314)	14	(5,654)	(153)
Increase (decrease) in net assets derived from principal transactions	(4,840)	61	(48,069)	(2,422)
Total increase (decrease) in net assets	(6,789)	57	(114,646)	(5,279)
Net assets at December 31, 2015	37,776	57	311,161	13,503
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	116	—	(1,787)	(109)
Total realized gain (loss) on investments and capital gains distributions	3,188	—	(7,423)	(1,511)
Net unrealized appreciation (depreciation) of investments	2,725	13	42,288	3,030
Net increase (decrease) in net assets resulting from operations	6,029	13	33,078	1,410
Changes from principal transactions:				
Premiums	52	145	1,045	(3)
Death benefits	(376)	—	(3,764)	(154)
Surrenders and withdrawals	(5,683)	—	(34,835)	(2,013)
Contract charges	(308)	—	(2,776)	(134)
Cost of insurance and administrative charges	(6)	—	(68)	(3)
Transfers between Divisions (including fixed account), net	(203)	74	1,463	(414)
Increase (decrease) in net assets derived from principal transactions	(6,524)	219	(38,935)	(2,721)
Total increase (decrease) in net assets	(495)	232	(5,857)	(1,311)
Net assets at December 31, 2016	$ 37,281	$ 289	$ 305,304	$ 12,192

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	VY® Morgan Stanley Global Franchise Portfolio - Adviser Class
Net assets at January 1, 2015	$ —	$ 294,822	$ 34,126	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(4,470)	(567)	—
Total realized gain (loss) on investments and capital gains distributions	(4)	48,601	5,247	—
Net unrealized appreciation (depreciation) of investments	(5)	(58,982)	(6,357)	—
Net increase (decrease) in net assets resulting from operations	(9)	(14,851)	(1,677)	—
Changes from principal transactions:				
Premiums	249	1,113	—	93
Death benefits	—	(2,959)	(401)	—
Surrenders and withdrawals	—	(31,738)	(3,381)	(4)
Contract charges	—	(2,302)	(275)	—
Cost of insurance and administrative charges	—	(47)	(7)	—
Transfers between Divisions (including fixed account), net	(72)	18,642	6	16
Increase (decrease) in net assets derived from principal transactions	177	(17,291)	(4,058)	105
Total increase (decrease) in net assets	168	(32,142)	(5,735)	105
Net assets at December 31, 2015	168	262,680	28,391	105
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(3,155)	(411)	3
Total realized gain (loss) on investments and capital gains distributions	27	35,083	3,639	54
Net unrealized appreciation (depreciation) of investments	43	12,923	1,636	(49)
Net increase (decrease) in net assets resulting from operations	69	44,851	4,864	8
Changes from principal transactions:				
Premiums	225	916	(4)	513
Death benefits	—	(3,259)	(448)	—
Surrenders and withdrawals	(22)	(32,563)	(4,023)	(33)
Contract charges	—	(2,154)	(259)	—
Cost of insurance and administrative charges	—	(41)	(6)	—
Transfers between Divisions (including fixed account), net	(11)	1,043	(341)	418
Increase (decrease) in net assets derived from principal transactions	192	(36,058)	(5,081)	898
Total increase (decrease) in net assets	261	8,793	(217)	906
Net assets at December 31, 2016	$ 429	$ 271,473	$ 28,174	$ 1,011

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Morgan Stanley Global Franchise Portfolio - Service Class	VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class	VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2015	$ 329,736	$ 53,341	$ —	$ 2,815,358
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	166	(78)	36	(12,995)
Total realized gain (loss) on investments and capital gains distributions	50,919	6,973	—	380,369
Net unrealized appreciation (depreciation) of investments	(36,957)	(4,683)	(26)	(272,328)
Net increase (decrease) in net assets resulting from operations	14,128	2,212	10	95,046
Changes from principal transactions:				
Premiums	1,784	47	5,475	18,310
Death benefits	(3,475)	(420)	—	(44,033)
Surrenders and withdrawals	(31,472)	(5,389)	(13)	(287,738)
Contract charges	(2,423)	(420)	—	(18,845)
Cost of insurance and administrative charges	(58)	(10)	—	(513)
Transfers between Divisions (including fixed account), net	5,414	(176)	355	129,911
Increase (decrease) in net assets derived from principal transactions	(30,230)	(6,368)	5,817	(202,908)
Total increase (decrease) in net assets	(16,102)	(4,156)	5,827	(107,862)
Net assets at December 31, 2015	313,634	49,185	5,827	2,707,496
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,628)	(364)	127	(11,873)
Total realized gain (loss) on investments and capital gains distributions	32,465	4,229	1,180	247,531
Net unrealized appreciation (depreciation) of investments	(20,635)	(2,361)	(480)	(72,570)
Net increase (decrease) in net assets resulting from operations	10,202	1,504	827	163,088
Changes from principal transactions:				
Premiums	1,187	152	12,386	18,392
Death benefits	(4,226)	(654)	—	(42,873)
Surrenders and withdrawals	(34,920)	(5,975)	(855)	(293,385)
Contract charges	(2,509)	(420)	—	(19,573)
Cost of insurance and administrative charges	(57)	(9)	(3)	(491)
Transfers between Divisions (including fixed account), net	10,557	(366)	1,417	111,869
Increase (decrease) in net assets derived from principal transactions	(29,968)	(7,272)	12,945	(226,061)
Total increase (decrease) in net assets	(19,766)	(5,768)	13,772	(62,973)
Net assets at December 31, 2016	$ 293,868	$ 43,417	$ 19,599	$ 2,644,523

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	VY® T. Rowe Price Equity Income Portfolio - Adviser Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service 2 Class
Net assets at January 1, 2015	$ 78,024	$ —	$ 671,155	$ 24,490
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(547)	2	1,680	28
Total realized gain (loss) on investments and capital gains distributions	10,751	—	95,056	2,711
Net unrealized appreciation (depreciation) of investments	(7,753)	(3)	(148,616)	(4,747)
Net increase (decrease) in net assets resulting from operations	2,451	(1)	(51,880)	(2,008)
Changes from principal transactions:				
Premiums	95	129	3,408	49
Death benefits	(1,039)	—	(10,669)	(177)
Surrenders and withdrawals	(9,004)	—	(66,736)	(1,934)
Contract charges	(617)	—	(3,919)	(186)
Cost of insurance and administrative charges	(12)	—	(135)	(5)
Transfers between Divisions (including fixed account), net	839	—	(7,686)	(5)
Increase (decrease) in net assets derived from principal transactions	(9,738)	129	(85,737)	(2,258)
Total increase (decrease) in net assets	(7,287)	128	(137,617)	(4,266)
Net assets at December 31, 2015	70,737	128	533,538	20,224
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(477)	5	2,596	47
Total realized gain (loss) on investments and capital gains distributions	6,779	30	82,656	2,080
Net unrealized appreciation (depreciation) of investments	(2,468)	14	28	959
Net increase (decrease) in net assets resulting from operations	3,834	49	85,280	3,086
Changes from principal transactions:				
Premiums	82	195	2,119	(8)
Death benefits	(1,352)	(24)	(9,178)	(154)
Surrenders and withdrawals	(10,213)	(7)	(68,702)	(2,703)
Contract charges	(592)	—	(3,870)	(184)
Cost of insurance and administrative charges	(11)	—	(123)	(4)
Transfers between Divisions (including fixed account), net	524	29	25,233	165
Increase (decrease) in net assets derived from principal transactions	(11,562)	193	(54,521)	(2,888)
Total increase (decrease) in net assets	(7,728)	242	30,759	198
Net assets at December 31, 2016	$ 63,009	$ 370	$ 564,297	$ 20,422

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Adviser Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service 2 Class
Net assets at January 1, 2015	$ —	$ 160,492	$ 243,688	$ 4,879
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1,366)	2,019	28
Total realized gain (loss) on investments and capital gains distributions	—	(435)	7,200	251
Net unrealized appreciation (depreciation) of investments	—	(3,988)	(28,729)	(626)
Net increase (decrease) in net assets resulting from operations	—	(5,789)	(19,510)	(347)
Changes from principal transactions:				
Premiums	24	1,099	1,723	—
Death benefits	—	(1,555)	(4,535)	(62)
Surrenders and withdrawals	—	(14,850)	(21,897)	(417)
Contract charges	—	(1,228)	(1,318)	(39)
Cost of insurance and administrative charges	—	(28)	(51)	(1)
Transfers between Divisions (including fixed account), net	(1)	10,762	(5,845)	(613)
Increase (decrease) in net assets derived from principal transactions	23	(5,800)	(31,923)	(1,132)
Total increase (decrease) in net assets	23	(11,589)	(51,433)	(1,479)
Net assets at December 31, 2015	23	148,903	192,255	3,400
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(443)	3,511	57
Total realized gain (loss) on investments and capital gains distributions	—	4,706	46,985	1,017
Net unrealized appreciation (depreciation) of investments	2	(4,228)	(35,846)	(816)
Net increase (decrease) in net assets resulting from operations	2	35	14,650	258
Changes from principal transactions:				
Premiums	75	748	865	1
Death benefits	—	(1,991)	(3,971)	—
Surrenders and withdrawals	—	(15,066)	(20,686)	(578)
Contract charges	—	(1,140)	(1,142)	(33)
Cost of insurance and administrative charges	—	(24)	(35)	(1)
Transfers between Divisions (including fixed account), net	28	3,090	(4,527)	(68)
Increase (decrease) in net assets derived from principal transactions	103	(14,383)	(29,496)	(679)
Total increase (decrease) in net assets	105	(14,348)	(14,846)	(421)
Net assets at December 31, 2016	$ 128	$ 134,555	$ 177,409	$ 2,979

The accompanying notes are an integral part of these financial statements.

109

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Diversified International Fund - Class R	Voya Global Bond Portfolio - Adviser Class	Voya Global Bond Portfolio - Service Class	Voya Solution 2025 Portfolio - Adviser Class
Net assets at January 1, 2015	$ 79	$ —	$ 5,526	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	—	(47)	—
Total realized gain (loss) on investments and capital gains distributions	(1)	—	(143)	—
Net unrealized appreciation (depreciation) of investments	(1)	(1)	(71)	—
Net increase (decrease) in net assets resulting from operations	(2)	(1)	(261)	—
Changes from principal transactions:				
Premiums	—	50	9	40
Death benefits	—	—	(69)	—
Surrenders and withdrawals	(2)	—	(910)	—
Contract charges	—	—	(15)	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	—	—	(137)	—
Increase (decrease) in net assets derived from principal transactions	(2)	50	(1,122)	40
Total increase (decrease) in net assets	(4)	49	(1,383)	40
Net assets at December 31, 2015	75	49	4,143	40
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	1	22	4
Total realized gain (loss) on investments and capital gains distributions	(3)	—	(103)	25
Net unrealized appreciation (depreciation) of investments	3	(3)	289	(10)
Net increase (decrease) in net assets resulting from operations	(1)	(2)	208	19
Changes from principal transactions:				
Premiums	—	170	109	305
Death benefits	—	—	(273)	—
Surrenders and withdrawals	(6)	(5)	(375)	(8)
Contract charges	—	—	(14)	—
Cost of insurance and administrative charges	—	—	—	—
Transfers between Divisions (including fixed account), net	—	(11)	77	—
Increase (decrease) in net assets derived from principal transactions	(6)	154	(476)	297
Total increase (decrease) in net assets	(7)	152	(268)	316
Net assets at December 31, 2016	$ 68	$ 201	$ 3,875	$ 356

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Adviser Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Adviser Class
Net assets at January 1, 2015	$ 18,263	$ —	$ 9,463	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	362	—	186	—
Total realized gain (loss) on investments				
and capital gains distributions	2,148	—	1,216	—
Net unrealized appreciation (depreciation)				
of investments	(2,673)	—	(1,531)	—
Net increase (decrease) in net assets resulting from				
operations	(163)	—	(129)	—
Changes from principal transactions:				
Premiums	22	25	255	18
Death benefits	(495)	—	(56)	—
Surrenders and withdrawals	(848)	(5)	(861)	(5)
Contract charges	(101)	—	(59)	—
Cost of insurance and administrative charges	(1)	—	(1)	—
Transfers between Divisions				
(including fixed account), net	(213)	—	(280)	—
Increase (decrease) in net assets derived from				
principal transactions	(1,636)	20	(1,002)	13
Total increase (decrease) in net assets	(1,799)	20	(1,131)	13
Net assets at December 31, 2015	16,464	20	8,332	13
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	170	1	81	—
Total realized gain (loss) on investments				
and capital gains distributions	1,916	3	944	1
Net unrealized appreciation (depreciation)				
of investments	(1,346)	(2)	(645)	(1)
Net increase (decrease) in net assets resulting from				
operations	740	2	380	—
Changes from principal transactions:				
Premiums	16	22	6	11
Death benefits	(103)	—	(104)	—
Surrenders and withdrawals	(551)	—	(276)	—
Contract charges	(97)	—	(53)	—
Cost of insurance and administrative charges	(1)	—	(1)	—
Transfers between Divisions				
(including fixed account), net	(1,210)	(1)	(272)	1
Increase (decrease) in net assets derived from				
principal transactions	(1,946)	21	(700)	12
Total increase (decrease) in net assets	(1,206)	23	(320)	12
Net assets at December 31, 2016	$ 15,258	$ 43	$ 8,012	$ 25

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Adviser Class	Voya Solution Income Portfolio - Adviser Class	Voya Solution Income Portfolio - Service Class
Net assets at January 1, 2015	$ 989	$ —	$ —	$ 5,899
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18	—	—	53
Total realized gain (loss) on investments and capital gains distributions	146	—	—	525
Net unrealized appreciation (depreciation) of investments	(184)	—	(1)	(878)
Net increase (decrease) in net assets resulting from operations	(20)	—	(1)	(300)
Changes from principal transactions:				
Premiums	1	1	213	19
Death benefits	—	—	—	(26)
Surrenders and withdrawals	(8)	—	—	(1,274)
Contract charges	(6)	—	—	(48)
Cost of insurance and administrative charges	—	—	—	(1)
Transfers between Divisions (including fixed account), net	—	—	19	13,153
Increase (decrease) in net assets derived from principal transactions	(13)	1	232	11,823
Total increase (decrease) in net assets	(33)	1	231	11,523
Net assets at December 31, 2015	956	1	231	17,422
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	—	4	10
Total realized gain (loss) on investments and capital gains distributions	74	—	10	347
Net unrealized appreciation (depreciation) of investments	(34)	—	6	187
Net increase (decrease) in net assets resulting from operations	44	—	20	544
Changes from principal transactions:				
Premiums	1	—	488	73
Death benefits	—	—	—	(84)
Surrenders and withdrawals	(22)	—	(1)	(961)
Contract charges	(6)	—	—	(91)
Cost of insurance and administrative charges	—	—	—	(1)
Transfers between Divisions (including fixed account), net	(65)	—	(76)	(256)
Increase (decrease) in net assets derived from principal transactions	(92)	—	411	(1,320)
Total increase (decrease) in net assets	(48)	—	431	(776)
Net assets at December 31, 2016	$ 908	$ 1	$ 662	$ 16,646

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Adviser Class
Net assets at January 1, 2015	$ —	$ —	$ 2,219	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4,634)	—	11	—
Total realized gain (loss) on investments and capital gains distributions	(2,297)	—	441	(1)
Net unrealized appreciation (depreciation) of investments	(27,536)	—	(508)	(4)
Net increase (decrease) in net assets resulting from operations	(34,467)	—	(56)	(5)
Changes from principal transactions:				
Premiums	899	101	3	255
Death benefits	(2,356)	—	(86)	—
Surrenders and withdrawals	(24,064)	—	(220)	—
Contract charges	(2,384)	—	(10)	—
Cost of insurance and administrative charges	(61)	—	—	—
Transfers between Divisions (including fixed account), net	761,076	1	48	12
Increase (decrease) in net assets derived from principal transactions	733,110	102	(265)	267
Total increase (decrease) in net assets	698,643	102	(321)	262
Net assets at December 31, 2015	698,643	102	1,898	262
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3,103)	3	9	(3)
Total realized gain (loss) on investments and capital gains distributions	6,024	39	200	50
Net unrealized appreciation (depreciation) of investments	23,940	47	259	(20)
Net increase (decrease) in net assets resulting from operations	26,861	89	468	27
Changes from principal transactions:				
Premiums	2,512	457	8	213
Death benefits	(10,125)	—	—	—
Surrenders and withdrawals	(52,089)	(5)	(169)	(23)
Contract charges	(5,924)	—	(12)	—
Cost of insurance and administrative charges	(119)	—	—	—
Transfers between Divisions (including fixed account), net	(19,587)	28	518	38
Increase (decrease) in net assets derived from principal transactions	(85,332)	480	345	228
Total increase (decrease) in net assets	(58,471)	569	813	255
Net assets at December 31, 2016	$ 640,172	$ 671	$ 2,711	$ 517

The accompanying notes are an integral part of these financial statements.

113

Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Adviser Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Adviser Class
Net assets at January 1, 2015	$ 423,203	$ —	$ 298,555	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,825)	(1)	(2,604)	—
Total realized gain (loss) on investments and capital gains distributions	66,404	—	47,126	—
Net unrealized appreciation (depreciation) of investments	(85,212)	20	(40,656)	(2)
Net increase (decrease) in net assets resulting from operations	(24,633)	19	3,866	(2)
Changes from principal transactions:				
Premiums	5,496	587	1,965	169
Death benefits	(3,919)	—	(2,692)	—
Surrenders and withdrawals	(41,983)	—	(26,185)	—
Contract charges	(3,047)	—	(2,133)	—
Cost of insurance and administrative charges	(58)	—	(36)	—
Transfers between Divisions (including fixed account), net	(16,339)	26	1,715	5
Increase (decrease) in net assets derived from principal transactions	(59,850)	613	(27,366)	174
Total increase (decrease) in net assets	(84,483)	632	(23,500)	172
Net assets at December 31, 2015	338,720	632	275,055	172
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5,369)	24	4,344	(2)
Total realized gain (loss) on investments and capital gains distributions	53,910	83	44,175	21
Net unrealized appreciation (depreciation) of investments	(38,499)	(39)	(31,554)	69
Net increase (decrease) in net assets resulting from operations	10,042	68	16,965	88
Changes from principal transactions:				
Premiums	1,927	380	1,042	230
Death benefits	(3,078)	—	(2,867)	—
Surrenders and withdrawals	(36,110)	(32)	(27,336)	—
Contract charges	(2,595)	—	(2,115)	—
Cost of insurance and administrative charges	(49)	—	(34)	—
Transfers between Divisions (including fixed account), net	(19,878)	56	2,298	(34)
Increase (decrease) in net assets derived from principal transactions	(59,783)	404	(29,012)	196
Total increase (decrease) in net assets	(49,741)	472	(12,047)	284
Net assets at December 31, 2016	$ 288,979	$ 1,104	$ 263,008	$ 456

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Adviser Class	VY® Invesco Equity and Income Portfolio - Initial Class
Net assets at January 1, 2015	$ 130,648	$ 274,735	$ —	$ 1,668
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,724)	1,026	2	18
Total realized gain (loss) on investments and capital gains distributions	10,879	23,549	1	221
Net unrealized appreciation (depreciation) of investments	(14,162)	(42,750)	(4)	(272)
Net increase (decrease) in net assets resulting from operations	(5,007)	(18,175)	(1)	(33)
Changes from principal transactions:				
Premiums	2	987	124	—
Death benefits	(1,065)	(2,334)	—	—
Surrenders and withdrawals	(10,852)	(25,087)	(2)	(425)
Contract charges	(934)	(1,847)	—	—
Cost of insurance and administrative charges	(18)	(38)	—	—
Transfers between Divisions (including fixed account), net	(5,277)	(16,828)	1	1
Increase (decrease) in net assets derived from principal transactions	(18,144)	(45,147)	123	(424)
Total increase (decrease) in net assets	(23,151)	(63,322)	122	(457)
Net assets at December 31, 2015	107,497	211,413	122	1,211
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,538)	1,344	7	15
Total realized gain (loss) on investments and capital gains distributions	16,403	14,941	22	77
Net unrealized appreciation (depreciation) of investments	5,624	11,572	38	70
Net increase (decrease) in net assets resulting from operations	20,489	27,857	67	162
Changes from principal transactions:				
Premiums	46	636	437	—
Death benefits	(1,009)	(2,510)	(11)	(66)
Surrenders and withdrawals	(12,035)	(22,193)	(17)	(79)
Contract charges	(870)	(1,585)	—	—
Cost of insurance and administrative charges	(16)	(32)	—	—
Transfers between Divisions (including fixed account), net	(3,697)	(8,982)	35	(1)
Increase (decrease) in net assets derived from principal transactions	(17,581)	(34,666)	444	(146)
Total increase (decrease) in net assets	2,908	(6,809)	511	16
Net assets at December 31, 2016	$ 110,405	$ 204,604	$ 633	$ 1,227

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Invesco Equity and Income Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Service 2 Class	VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2015	$ 798,096	$ 505,717	$ —	$ 197,781
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,313	488	1	(2,091)
Total realized gain (loss) on investments				
and capital gains distributions	88,856	37,305	(5)	37,454
Net unrealized appreciation (depreciation)				
of investments	(117,627)	(56,419)	(4)	(43,155)
Net increase (decrease) in net assets resulting from				
operations	(27,458)	(18,626)	(8)	(7,792)
Changes from principal transactions:				
Premiums	28	(58,862)	320	(10)
Death benefits	(16,601)	—	—	(2,318)
Surrenders and withdrawals	(77,128)	—	—	(17,412)
Contract charges	(3,946)	—	—	(1,348)
Cost of insurance and administrative charges	(182)	—	—	(24)
Transfers between Divisions				
(including fixed account), net	(30,354)	—	(75)	(13,213)
Increase (decrease) in net assets derived from				
principal transactions	(128,183)	(58,862)	245	(34,325)
Total increase (decrease) in net assets	(155,641)	(77,488)	237	(42,117)
Net assets at December 31, 2015	642,455	428,229	237	155,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	129	(26)	—	(1,624)
Total realized gain (loss) on investments				
and capital gains distributions	9,807	13,111	58	19,383
Net unrealized appreciation (depreciation)				
of investments	63,133	36,651	24	(503)
Net increase (decrease) in net assets resulting from				
operations	73,069	49,736	82	17,256
Changes from principal transactions:				
Premiums	109	2,056	431	9
Death benefits	(18,647)	(4,965)	—	(1,631)
Surrenders and withdrawals	(71,130)	(37,425)	(81)	(16,971)
Contract charges	(3,490)	(3,657)	—	(1,184)
Cost of insurance and administrative charges	(160)	(62)	—	(20)
Transfers between Divisions				
(including fixed account), net	(16,732)	(689)	122	(9,387)
Increase (decrease) in net assets derived from				
principal transactions	(110,050)	(44,742)	472	(29,184)
Total increase (decrease) in net assets	(36,981)	4,994	554	(11,928)
Net assets at December 31, 2016	$ 605,474	$ 433,223	$ 791	$ 143,736

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Adviser Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Oppenheimer Global Portfolio - Service Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2015	$ —	$ 4,222	$ 144,433	$ 8,177
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	10	(643)	(89)
Total realized gain (loss) on investments and capital gains distributions	—	465	19,214	1,730
Net unrealized appreciation (depreciation) of investments	(4)	(331)	(17,105)	(1,583)
Net increase (decrease) in net assets resulting from operations	(5)	144	1,466	58
Changes from principal transactions:				
Premiums	654	—	943	63
Death benefits	—	(33)	(1,409)	(54)
Surrenders and withdrawals	—	(457)	(18,247)	(529)
Contract charges	—	—	(1,199)	(47)
Cost of insurance and administrative charges	—	(1)	(26)	(1)
Transfers between Divisions (including fixed account), net	120	(65)	34,442	288
Increase (decrease) in net assets derived from principal transactions	774	(556)	14,504	(280)
Total increase (decrease) in net assets	769	(412)	15,970	(222)
Net assets at December 31, 2015	769	3,810	160,403	7,955
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	3	(981)	(76)
Total realized gain (loss) on investments and capital gains distributions	—	231	20,906	1,355
Net unrealized appreciation (depreciation) of investments	(16)	(283)	(24,372)	(800)
Net increase (decrease) in net assets resulting from operations	(16)	(49)	(4,447)	479
Changes from principal transactions:				
Premiums	236	—	297	32
Death benefits	—	(111)	(1,783)	(87)
Surrenders and withdrawals	(38)	(315)	(13,268)	(543)
Contract charges	—	—	(1,011)	(47)
Cost of insurance and administrative charges	—	(1)	(21)	(1)
Transfers between Divisions (including fixed account), net	(444)	7	(21,238)	48
Increase (decrease) in net assets derived from principal transactions	(246)	(420)	(37,024)	(598)
Total increase (decrease) in net assets	(262)	(469)	(41,471)	(119)
Net assets at December 31, 2016	$ 507	$ 3,341	$ 118,932	$ 7,836

The accompanying notes are an integral part of these financial statements.

117

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	VY® T. Rowe Price Growth Equity Portfolio - Service Class	VY® Templeton Foreign Equity Portfolio - Adviser Class	VY® Templeton Foreign Equity Portfolio - Service Class
Net assets at January 1, 2015	$ —	$ 245,087	$ —	$ 548,594
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(4,886)	1	9,437
Total realized gain (loss) on investments and capital gains distributions	—	57,143	—	18,139
Net unrealized appreciation (depreciation) of investments	32	(31,583)	(5)	(51,267)
Net increase (decrease) in net assets resulting from operations	30	20,674	(4)	(23,691)
Changes from principal transactions:				
Premiums	1,011	1,475	69	2,495
Death benefits	—	(2,759)	—	(6,408)
Surrenders and withdrawals	—	(28,680)	—	(52,257)
Contract charges	—	(2,251)	—	(3,995)
Cost of insurance and administrative charges	—	(37)	—	(101)
Transfers between Divisions (including fixed account), net	40	77,135	1	1,934
Increase (decrease) in net assets derived from principal transactions	1,051	44,883	70	(58,332)
Total increase (decrease) in net assets	1,081	65,557	66	(82,023)
Net assets at December 31, 2015	1,081	310,644	66	466,571
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	(4,342)	3	5,789
Total realized gain (loss) on investments and capital gains distributions	194	36,198	(4)	9,717
Net unrealized appreciation (depreciation) of investments	(130)	(38,395)	6	(18,324)
Net increase (decrease) in net assets resulting from operations	55	(6,539)	5	(2,818)
Changes from principal transactions:				
Premiums	561	1,162	100	1,161
Death benefits	—	(2,695)	—	(6,319)
Surrenders and withdrawals	(14)	(28,196)	(4)	(46,198)
Contract charges	—	(2,134)	—	(3,430)
Cost of insurance and administrative charges	—	(35)	—	(84)
Transfers between Divisions (including fixed account), net	263	(29,294)	(29)	(12,120)
Increase (decrease) in net assets derived from principal transactions	810	(61,192)	67	(66,990)
Total increase (decrease) in net assets	865	(67,731)	72	(69,808)
Net assets at December 31, 2016	$ 1,946	$ 242,913	$ 138	$ 396,763

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Strategic Allocation Conservative Portfolio - Class S	Voya Strategic Allocation Growth Portfolio - Class S	Voya Strategic Allocation Moderate Portfolio - Class S	Voya Growth and Income Portfolio - Class A
Net assets at January 1, 2015	$ 2,167	$ 669	$ 1,189	$ 1,250,813
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	9	20	(2,757)
Total realized gain (loss) on investments and capital gains distributions	104	(3)	29	101,193
Net unrealized appreciation (depreciation) of investments	(177)	(29)	(71)	(136,136)
Net increase (decrease) in net assets resulting from operations	(36)	(23)	(22)	(37,700)
Changes from principal transactions:				
Premiums	196	85	2	5,088
Death benefits	—	—	(29)	(15,520)
Surrenders and withdrawals	—	—	(45)	(127,436)
Contract charges	—	—	(3)	(8,369)
Cost of insurance and administrative charges	—	—	—	(204)
Transfers between Divisions (including fixed account), net	—	2	14	(8,343)
Increase (decrease) in net assets derived from principal transactions	196	87	(61)	(154,784)
Total increase (decrease) in net assets	160	64	(83)	(192,484)
Net assets at December 31, 2015	2,327	733	1,106	1,058,329
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	9	14	(2,309)
Total realized gain (loss) on investments and capital gains distributions	53	(1)	11	114,508
Net unrealized appreciation (depreciation) of investments	—	30	30	(42,410)
Net increase (decrease) in net assets resulting from operations	90	38	55	69,789
Changes from principal transactions:				
Premiums	(7)	(11)	—	5,077
Death benefits	—	—	—	(16,712)
Surrenders and withdrawals	(208)	(1)	(33)	(113,306)
Contract charges	(5)	(5)	(3)	(7,692)
Cost of insurance and administrative charges	—	—	—	(183)
Transfers between Divisions (including fixed account), net	7	—	1	(13,382)
Increase (decrease) in net assets derived from principal transactions	(213)	(17)	(35)	(146,198)
Total increase (decrease) in net assets	(123)	21	20	(76,409)
Net assets at December 31, 2016	$ 2,204	$ 754	$ 1,126	$ 981,920

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Growth and Income Portfolio - Class I	Voya Growth and Income Portfolio - Class S	Voya Euro STOXX 50® Index Portfolio - Class A	Voya FTSE 100® Index Portfolio - Class A
Net assets at January 1, 2015	$ 852	$ 706,996	$ 26,452	$ 5,743
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(475)	421	264
Total realized gain (loss) on investments and capital gains distributions	53	68,127	(1,220)	(148)
Net unrealized appreciation (depreciation) of investments	(76)	(87,750)	(1,867)	(755)
Net increase (decrease) in net assets resulting from operations	(18)	(20,098)	(2,666)	(639)
Changes from principal transactions:				
Premiums	1	12	259	(12,043)
Death benefits	—	(12,899)	(529)	(114)
Surrenders and withdrawals	(81)	(67,760)	(2,677)	(2,100)
Contract charges	—	(3,920)	(264)	(154)
Cost of insurance and administrative charges	—	(178)	(4)	(3)
Transfers between Divisions (including fixed account), net	(19)	(13,827)	9,439	15,055
Increase (decrease) in net assets derived from principal transactions	(99)	(98,572)	6,224	641
Total increase (decrease) in net assets	(117)	(118,670)	3,558	2
Net assets at December 31, 2015	735	588,326	30,010	5,745
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(398)	31	143
Total realized gain (loss) on investments and capital gains distributions	63	67,890	(3,645)	(860)
Net unrealized appreciation (depreciation) of investments	(11)	(28,104)	2,643	503
Net increase (decrease) in net assets resulting from operations	57	39,388	(971)	(214)
Changes from principal transactions:				
Premiums	1	56	58	10,247
Death benefits	(27)	(12,138)	(349)	(187)
Surrenders and withdrawals	(34)	(63,495)	(3,194)	(2,117)
Contract charges	—	(3,556)	(217)	(134)
Cost of insurance and administrative charges	—	(158)	(3)	(3)
Transfers between Divisions (including fixed account), net	(26)	(10,649)	(5,247)	(9,070)
Increase (decrease) in net assets derived from principal transactions	(86)	(89,940)	(8,952)	(1,264)
Total increase (decrease) in net assets	(29)	(50,552)	(9,923)	(1,478)
Net assets at December 31, 2016	$ 706	$ 537,774	$ 20,087	$ 4,267

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Global Equity Portfolio - Class A	Voya Global Equity Portfolio - Class S	Voya Global Equity Portfolio - Class T	Voya Hang Seng Index Portfolio - Class S
Net assets at January 1, 2015	$ —	$ 164,912	$ —	$ 33,527
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(5,100)	(480)	397
Total realized gain (loss) on investments and capital gains distributions	—	26,697	(112)	264
Net unrealized appreciation (depreciation) of investments	—	(53,172)	(3,484)	(3,559)
Net increase (decrease) in net assets resulting from operations	—	(31,575)	(4,076)	(2,898)
Changes from principal transactions:				
Premiums	4	216	54,588	219
Death benefits	—	(3,223)	—	(533)
Surrenders and withdrawals	—	(38,868)	—	(4,880)
Contract charges	—	(3,603)	—	(324)
Cost of insurance and administrative charges	—	(92)	—	(6)
Transfers between Divisions (including fixed account), net	—	417,565	—	4,486
Increase (decrease) in net assets derived from principal transactions	4	371,995	54,588	(1,038)
Total increase (decrease) in net assets	4	340,420	50,512	(3,936)
Net assets at December 31, 2015	4	505,332	50,512	29,591
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	4,193	256	722
Total realized gain (loss) on investments and capital gains distributions	—	5,009	(1,685)	(356)
Net unrealized appreciation (depreciation) of investments	1	7,272	2,652	(270)
Net increase (decrease) in net assets resulting from operations	1	16,474	1,223	96
Changes from principal transactions:				
Premiums	4	220	266	91
Death benefits	—	(5,206)	(321)	(274)
Surrenders and withdrawals	—	(46,204)	(5,018)	(3,166)
Contract charges	—	(4,290)	(423)	(257)
Cost of insurance and administrative charges	—	(103)	(8)	(5)
Transfers between Divisions (including fixed account), net	6	(24,806)	(7,729)	(1,644)
Increase (decrease) in net assets derived from principal transactions	10	(80,389)	(13,233)	(5,255)
Total increase (decrease) in net assets	11	(63,915)	(12,010)	(5,159)
Net assets at December 31, 2016	$ 15	$ 441,417	$ 38,502	$ 24,432

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Index Plus LargeCap Portfolio - Class S	Voya Index Plus MidCap Portfolio - Class S	Voya Index Plus SmallCap Portfolio - Class S	Voya International Index Portfolio - Class A
Net assets at January 1, 2015	$ 123,551	$ 112,860	$ 86,929	$ 882,816
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(254)	(1,049)	(850)	8,568
Total realized gain (loss) on investments and capital gains distributions	6,324	18,070	4,238	(2,792)
Net unrealized appreciation (depreciation) of investments	(7,007)	(20,252)	(7,072)	(26,906)
Net increase (decrease) in net assets resulting from operations	(937)	(3,231)	(3,684)	(21,130)
Changes from principal transactions:				
Premiums	39	79	7	(35,899)
Death benefits	(2,043)	(1,263)	(1,359)	(6,274)
Surrenders and withdrawals	(12,868)	(11,814)	(8,890)	(55,041)
Contract charges	(550)	(662)	(528)	(4,323)
Cost of insurance and administrative charges	(30)	(20)	(15)	(95)
Transfers between Divisions (including fixed account), net	(3,092)	(2,954)	(1,620)	5,674
Increase (decrease) in net assets derived from principal transactions	(18,544)	(16,634)	(12,405)	(95,958)
Total increase (decrease) in net assets	(19,481)	(19,865)	(16,089)	(117,088)
Net assets at December 31, 2015	104,070	92,995	70,840	765,728
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(127)	(820)	(779)	6,572
Total realized gain (loss) on investments and capital gains distributions	5,011	10,446	5,412	(15,881)
Net unrealized appreciation (depreciation) of investments	2,994	3,905	11,310	(3,130)
Net increase (decrease) in net assets resulting from operations	7,878	13,531	15,943	(12,439)
Changes from principal transactions:				
Premiums	41	107	54	3,912
Death benefits	(1,611)	(1,334)	(1,199)	(9,718)
Surrenders and withdrawals	(10,644)	(8,342)	(7,236)	(72,086)
Contract charges	(515)	(605)	(488)	(5,591)
Cost of insurance and administrative charges	(27)	(18)	(13)	(125)
Transfers between Divisions (including fixed account), net	(486)	(1,415)	(1,145)	(11,873)
Increase (decrease) in net assets derived from principal transactions	(13,242)	(11,607)	(10,027)	(95,481)
Total increase (decrease) in net assets	(5,364)	1,924	5,916	(107,920)
Net assets at December 31, 2016	$ 98,706	$ 94,919	$ 76,756	$ 657,808

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya International Index Portfolio - Class S	Voya Japan TOPIX® Index Portfolio - Class A	Voya Russell™ Large Cap Growth Index Portfolio - Class S	Voya Russell™ Large Cap Index Portfolio - Class S
Net assets at January 1, 2015	$ 44,815	$ 9,380	$ 229,161	$ 434,879
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	459	(169)	(1,855)	(1,214)
Total realized gain (loss) on investments and capital gains distributions	1,935	267	26,198	44,637
Net unrealized appreciation (depreciation) of investments	(3,024)	(49)	(13,407)	(43,408)
Net increase (decrease) in net assets resulting from operations	(630)	49	10,936	15
Changes from principal transactions:				
Premiums	4	12,094	1,838	5,586
Death benefits	(491)	(40)	(2,190)	(13,033)
Surrenders and withdrawals	(4,573)	(516)	(25,348)	(41,992)
Contract charges	(300)	(48)	(1,670)	(2,209)
Cost of insurance and administrative charges	(6)	(1)	(46)	(107)
Transfers between Divisions (including fixed account), net	(3,360)	1,239	22,811	11,317
Increase (decrease) in net assets derived from principal transactions	(8,726)	12,728	(4,605)	(40,438)
Total increase (decrease) in net assets	(9,356)	12,777	6,331	(40,423)
Net assets at December 31, 2015	35,459	22,157	235,492	394,456
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	394	(128)	(1,492)	(166)
Total realized gain (loss) on investments and capital gains distributions	32	(1,029)	24,167	25,839
Net unrealized appreciation (depreciation) of investments	(947)	609	(13,482)	7,982
Net increase (decrease) in net assets resulting from operations	(521)	(548)	9,193	33,655
Changes from principal transactions:				
Premiums	5	(10,209)	2,237	1,548
Death benefits	(467)	(51)	(2,599)	(9,187)
Surrenders and withdrawals	(3,116)	(984)	(28,607)	(40,964)
Contract charges	(256)	(45)	(1,821)	(2,334)
Cost of insurance and administrative charges	(5)	(1)	(48)	(95)
Transfers between Divisions (including fixed account), net	(1,960)	(186)	10,331	24,853
Increase (decrease) in net assets derived from principal transactions	(5,799)	(11,476)	(20,507)	(26,179)
Total increase (decrease) in net assets	(6,320)	(12,024)	(11,314)	7,476
Net assets at December 31, 2016	$ 29,139	$ 10,133	$ 224,178	$ 401,932

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class A
Net assets at January 1, 2015	$ —	$ 115,903	$ 278,933	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(1,288)	(3,123)	—
Total realized gain (loss) on investments and capital gains distributions	—	11,122	32,337	—
Net unrealized appreciation (depreciation) of investments	(2)	(21,593)	(36,035)	(4)
Net increase (decrease) in net assets resulting from operations	(2)	(11,759)	(6,821)	(4)
Changes from principal transactions:				
Premiums	—	1,660	1,319	444
Death benefits	—	(1,416)	(7,934)	—
Surrenders and withdrawals	(1)	(16,895)	(29,449)	—
Contract charges	—	(1,213)	(1,619)	—
Cost of insurance and administrative charges	—	(29)	(73)	—
Transfers between Divisions (including fixed account), net	86	175,949	28,505	19
Increase (decrease) in net assets derived from principal transactions	85	158,056	(9,251)	463
Total increase (decrease) in net assets	83	146,297	(16,072)	459
Net assets at December 31, 2015	83	262,200	262,861	459
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(602)	(2,574)	1
Total realized gain (loss) on investments and capital gains distributions	—	5,481	25,046	99
Net unrealized appreciation (depreciation) of investments	9	24,861	(11,552)	61
Net increase (decrease) in net assets resulting from operations	9	29,740	10,920	161
Changes from principal transactions:				
Premiums	—	2,916	1,374	1,112
Death benefits	(13)	(4,370)	(5,570)	(11)
Surrenders and withdrawals	(4)	(27,600)	(25,210)	(14)
Contract charges	—	(1,794)	(1,499)	—
Cost of insurance and administrative charges	—	(46)	(60)	—
Transfers between Divisions (including fixed account), net	(1)	6,199	7,974	(10)
Increase (decrease) in net assets derived from principal transactions	(18)	(24,695)	(22,991)	1,077
Total increase (decrease) in net assets	(9)	5,045	(12,071)	1,238
Net assets at December 31, 2016	$ 74	$ 267,245	$ 250,790	$ 1,697

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya Russell™ Mid Cap Index Portfolio - Class S	Voya Russell™ Small Cap Index Portfolio - Class A	Voya Russell™ Small Cap Index Portfolio - Class S	Voya Small Company Portfolio - Class S
Net assets at January 1, 2015	$ 226,480	$ —	$ 205,770	$ 94,403
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,459)	—	(1,862)	(1,352)
Total realized gain (loss) on investments and capital gains distributions	33,149	—	27,345	15,949
Net unrealized appreciation (depreciation) of investments	(42,142)	(6)	(38,768)	(17,057)
Net increase (decrease) in net assets resulting from operations	(10,452)	(6)	(13,285)	(2,460)
Changes from principal transactions:				
Premiums	1,432	306	1,098	564
Death benefits	(1,803)	—	(1,625)	(959)
Surrenders and withdrawals	(19,384)	—	(19,827)	(10,560)
Contract charges	(1,741)	—	(1,608)	(731)
Cost of insurance and administrative charges	(28)	—	(29)	(13)
Transfers between Divisions (including fixed account), net	(3,226)	(1)	12,681	10,874
Increase (decrease) in net assets derived from principal transactions	(24,750)	305	(9,310)	(825)
Total increase (decrease) in net assets	(35,202)	299	(22,595)	(3,285)
Net assets at December 31, 2015	191,278	299	183,175	91,118
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,491)	—	(1,248)	(1,369)
Total realized gain (loss) on investments and capital gains distributions	26,657	56	19,687	7,340
Net unrealized appreciation (depreciation) of investments	(4,328)	130	12,545	11,957
Net increase (decrease) in net assets resulting from operations	20,838	186	30,984	17,928
Changes from principal transactions:				
Premiums	1,021	624	1,058	344
Death benefits	(2,024)	—	(1,730)	(703)
Surrenders and withdrawals	(21,112)	(12)	(17,934)	(9,326)
Contract charges	(1,700)	—	(1,472)	(744)
Cost of insurance and administrative charges	(26)	—	(25)	(13)
Transfers between Divisions (including fixed account), net	41,595	42	10,920	11,135
Increase (decrease) in net assets derived from principal transactions	17,754	654	(9,183)	693
Total increase (decrease) in net assets	38,592	840	21,801	18,621
Net assets at December 31, 2016	$ 229,870	$ 1,139	$ 204,976	$ 109,739

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class S	Voya MidCap Opportunities Portfolio - Class A	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class A
Net assets at January 1, 2015	$ 226,662	$ —	$ 489,948	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	819	—	(8,049)	—
Total realized gain (loss) on investments and capital gains distributions	(1,662)	14	82,327	20
Net unrealized appreciation (depreciation) of investments	(3,204)	(14)	(79,718)	(27)
Net increase (decrease) in net assets resulting from operations	(4,047)	—	(5,440)	(7)
Changes from principal transactions:				
Premiums	1,782	259	2,268	323
Death benefits	(3,357)	—	(8,975)	—
Surrenders and withdrawals	(24,721)	—	(47,956)	(4)
Contract charges	(1,945)	—	(2,916)	—
Cost of insurance and administrative charges	(37)	—	(133)	—
Transfers between Divisions (including fixed account), net	39,685	27	1,400	34
Increase (decrease) in net assets derived from principal transactions	11,407	286	(56,312)	353
Total increase (decrease) in net assets	7,360	286	(61,752)	346
Net assets at December 31, 2015	234,022	286	428,196	346
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	264	(4)	(6,962)	(5)
Total realized gain (loss) on investments and capital gains distributions	68	59	44,868	65
Net unrealized appreciation (depreciation) of investments	664	(3)	(18,014)	79
Net increase (decrease) in net assets resulting from operations	996	52	19,892	139
Changes from principal transactions:				
Premiums	2,026	430	1,268	546
Death benefits	(3,819)	—	(6,442)	—
Surrenders and withdrawals	(33,402)	(11)	(45,473)	(36)
Contract charges	(2,266)	—	(2,685)	—
Cost of insurance and administrative charges	(46)	—	(114)	—
Transfers between Divisions (including fixed account), net	24,433	47	(7,415)	143
Increase (decrease) in net assets derived from principal transactions	(13,074)	466	(60,861)	653
Total increase (decrease) in net assets	(12,078)	518	(40,969)	792
Net assets at December 31, 2016	$ 221,944	$ 804	$ 387,227	$ 1,138

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S	Wells Fargo VT Index Asset Allocation Fund - Class 2	Wells Fargo VT Intrinsic Value Fund - Class 2	Wells Fargo VT Omega Growth Fund - Class 2
Net assets at January 1, 2015	$ 56,360	$ 1,373	$ 693	$ 1,131
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(894)	(10)	(7)	(22)
Total realized gain (loss) on investments				
and capital gains distributions	7,838	31	115	215
Net unrealized appreciation (depreciation)				
of investments	(8,035)	(27)	(122)	(199)
Net increase (decrease) in net assets resulting from				
operations	(1,091)	(6)	(14)	(6)
Changes from principal transactions:				
Premiums	12	—	(43)	(78)
Death benefits	(624)	—	—	—
Surrenders and withdrawals	(6,651)	(69)	—	—
Contract charges	(349)	(10)	—	—
Cost of insurance and administrative charges	(15)	—	—	—
Transfers between Divisions				
(including fixed account), net	(372)	(6)	(2)	—
Increase (decrease) in net assets derived from				
principal transactions	(7,999)	(85)	(45)	(78)
Total increase (decrease) in net assets	(9,090)	(91)	(59)	(84)
Net assets at December 31, 2015	47,270	1,282	634	1,047
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(749)	(12)	6	(17)
Total realized gain (loss) on investments				
and capital gains distributions	5,349	98	172	83
Net unrealized appreciation (depreciation)				
of investments	38	(21)	(179)	(83)
Net increase (decrease) in net assets resulting from				
operations	4,638	65	(1)	(17)
Changes from principal transactions:				
Premiums	52	2	—	—
Death benefits	(574)	—	(9)	(7)
Surrenders and withdrawals	(5,621)	(174)	(13)	(163)
Contract charges	(314)	(8)	(1)	(8)
Cost of insurance and administrative charges	(13)	—	—	—
Transfers between Divisions				
(including fixed account), net	(880)	(15)	(610)	(81)
Increase (decrease) in net assets derived from				
principal transactions	(7,350)	(195)	(633)	(259)
Total increase (decrease) in net assets	(2,712)	(130)	(634)	(276)
Net assets at December 31, 2016	$ 44,558	$ 1,152	$ —	$ 771

The accompanying notes are an integral part of these financial statements.

VOYA INSURANCE AND ANNUITY COMPANY
SEPARATE ACCOUNT B
Statements of Changes in Net Assets
For the Years Ended December 31, 2016 and 2015
(Dollars in thousands)

	Wells Fargo VT Small Cap Growth Fund - Class 2	Wells Fargo VT Total Return Bond Fund - Class 2
Net assets at January 1, 2015	$ 229	$ 541
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(4)	(2)
Total realized gain (loss) on investments and capital gains distributions	41	10
Net unrealized appreciation (depreciation) of investments	(45)	(15)
Net increase (decrease) in net assets resulting from operations	(8)	(7)
Changes from principal transactions:		
Premiums	—	—
Death benefits	(5)	—
Surrenders and withdrawals	(20)	(127)
Contract charges	(1)	(4)
Cost of insurance and administrative charges	—	—
Transfers between Divisions (including fixed account), net	(3)	(1)
Increase (decrease) in net assets derived from principal transactions	(29)	(132)
Total increase (decrease) in net assets	(37)	(139)
Net assets at December 31, 2015	192	402
Increase (decrease) in net assets		
Operations:		
Net investment income (loss)	(4)	—
Total realized gain (loss) on investments and capital gains distributions	24	9
Net unrealized appreciation (depreciation) of investments	(9)	—
Net increase (decrease) in net assets resulting from operations	11	9
Changes from principal transactions:		
Premiums	—	—
Death benefits	—	(4)
Surrenders and withdrawals	(14)	(29)
Contract charges	(1)	(1)
Cost of insurance and administrative charges	—	—
Transfers between Divisions (including fixed account), net	14	(377)
Increase (decrease) in net assets derived from principal transactions	(1)	(411)
Total increase (decrease) in net assets	10	(402)
Net assets at December 31, 2016	$ 202	$ —

The accompanying notes are an integral part of these financial statements.

1. Organization

Voya Insurance and Annuity Company Separate Account B (the "Account") was established by Voya Insurance and Annuity Company ("VIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial. in a series of registered public offerings. ING continues to hold certain warrants to purchase shares of Voya Financial, Inc. common stock.

The Account includes the Potential Plus Indexed Variable Annuity Contract, the Voya Architect® Variable Annuity Contract, the Voya Customized Solutions Focus Contract; the Voya GoldenSelect® Contracts, the Voya Retirement Solutions Rollover Choice Contract, the Voya Simplicity Contract, the Voya SmartDesign Contracts, and the Wells Fargo Voya Contracts, which all cease being available to new contract owners, as well as the Voya Preferred Advantage Variable Annuity Contracts (collectively, the "Contracts"). The ceased contracts were, however, still available to existing contract owners. Voya GoldenSelect Contracts included Access, DVA Plus®, Premium Plus®, ESII® and Landmark®. Voya SmartDesign Contracts include Advantage, Signature Variable Annuity and Variable Annuity.

The Account also includes the following discontinued offerings:

Voya GoldenSelect® Contracts:	Voya GoldenSelect® Contracts (continued):
Acess One® (September 2003)	Opportunities® and Legends® (March 2007)
Access® (March 2010)	Premium Plus® (May 2010)
DVA® and DVA Series 100® (May 2000)	Premium Plus® featuring the Galaxy VIP Fund (May 2002)
DVA 80® (May 1991)	Value (June 2003)
DVA Plus® (January 2004)	ING Simplicity Contracts (August 2007)
ESII® (March 2010)	Voya SmartDesign Contracts:
Fund for Life (May 1994)	Variable Annuity, Advantage and Signature (April 2008)
Generations® (October 2008)	Wells Fargo ING contracts:
Granite PrimElite® (May 2001)	Opportunities and Landmark (June 2006)
Landmark® (March 2010)	ING Customized Solutions Focus Contracts (September 2004)

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the VIAC guaranteed interest division, the VIAC fixed interest division and the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VIAC.

At December 31, 2016, the Account had 192 investment divisions (the "Divisions"), 67 of which invest in independently managed mutual funds and 125 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL") or Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated mutual fund ("Fund") of various investment trusts (the "Trusts").

The Divisions with assets balances at December 31, 2016 and related Trusts are as follows:

AIM Variable Insurance Funds:
  Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares
American Funds Insurance Series®:
  Blue Chip Income & Growth Fund - Class 4
  Bond Fund - Class 4
  Capital Income Builder Fund - Class 4
  Global Growth Fund - Class 4
  Growth Fund - Class 4
  International Fund - Class 4
  New World Fund - Class 4
BlackRock Variable Series Funds, Inc.:
  BlackRock Equity Dividend V.I. Fund - Class III
  BlackRock Global Allocation V.I. Fund - Class III
  BlackRock High Yield V.I. Fund - Class III
  BlackRock iShares Alternative Strategies V.I. Fund - Class III
  BlackRock iShares Dynamic Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
  Columbia Asset Allocation Fund, Variable Series - Class 1
  Columbia Small Cap Value Fund, Variable Series - Class 2
  Columbia Small Company Growth Fund, Variable Series - Class 1
Columbia Funds Variable Series Trust II:
  Columbia VP Large Cap Growth Fund - Class 1
Deutsche Variable Series I:
  Deutsche Core Equity VIP - Class B
Deutsche Variable Series II:
  Deutsche Alternative Asset Allocation VIP - Class B
  Deutsche High Income VIP - Class B
Eaton Vance Variable Trust:
  Eaton Vance VT Floating-Rate Income Fund - Initial Class
  Eaton Vance VT Large-Cap Value Fund - Initial Class
Fidelity® Variable Insurance Products:
  Fidelity® VIP Strategic Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2
Fidelity® Variable Insurance Products IV:
  Fidelity® VIP FundsManager 20% Portfolio - Service Class 2

Fidelity® Variable Insurance Products V:
  Fidelity® VIP FundsManager 60% Portfolio - Service Class 2
  Fidelity® VIP FundsManager 85% Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value VIP Fund - Class 2
  Franklin Strategic Income VIP Fund - Class 2
  Templeton Global Bond VIP Fund - Class 2
Ivy Funds Variable Insurance Portfolios:
  Ivy Funds VIP Asset Strategy
  Ivy Funds VIP Balanced
  Ivy Funds VIP Energy
  Ivy Funds VIP High Income
  Ivy Funds VIP International Core Equity
  Ivy Funds VIP Mid Cap Growth
  Ivy Funds VIP Science and Technology
  Ivy Funds VIP Small Cap Growth
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Service Shares
  Janus Aspen Series Enterprise Portfolio - Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio - Service Shares
Legg Mason Partners Variable Equity Trust:
  ClearBridge Variable Mid Cap Portfolio - Class II
Legg Mason Partners Variable Income Trust:
  Western Asset Core Plus VIT Portfolio - Class I
MFS Variable Insurance Trust:
  MFS VIT Research Series Portfolio - Service Class
Oppenheimer Variable Account Funds:
  Oppenheimer Discovery Mid Cap Growth Fund/VA
  Oppenheimer International Growth Fund/VA - Service Shares
  Oppenheimer Main Street Small Cap Fund®/VA - Service Shares
PIMCO Variable Insurance Trust:
  PIMCO All Asset Portfolio - Administrative Class
  PIMCO Low Duration Portfolio - Administrative Class
  PIMCO Real Return Portfolio - Administrative Class
  PIMCO Short-Term Portfolio - Administrative Class
  PIMCO Total Return Portfolio - Administrative Class

ProFunds:

ProFund VP Bull

ProFund VP Europe 30

ProFund VP Rising Rates Opportunity

Putnam Variable Trust:

Putnam VT American Government Income Fund - Class 1B

Putnam VT Income Fund - Class 1B

Putnam VT International Equity Fund - Class 1B

Putnam VT International Value Fund - Class 1B

Putnam VT Investors Fund - Class 1B

Putnam VT Small Cap Value Fund - Class 1B

T. Rowe Price Equity Series, Inc.:

T. Rowe Price Blue Chip Growth Portfolio - II

T. Rowe Price Health Sciences Portfolio - II

Variable Insurance Trust:

MFS VIT Utilities Series Portfolio - Service Class

Voya Balanced Portfolio, Inc.:

Voya Balanced Portfolio - Class S

Voya Intermediate Bond Portfolio:

Voya Intermediate Bond Portfolio - Class A

Voya Intermediate Bond Portfolio - Class S

Voya Investors Trust:

Voya Global Perspectives® Portfolio - Class A

Voya Government Liquid Assets Portfolio - Service Class

Voya Government Liquid Assets Portfolio - Service 2 Class

Voya High Yield Portfolio - Adviser Class

Voya High Yield Portfolio - Service Class

Voya Large Cap Growth Portfolio - Adviser Class

Voya Large Cap Growth Portfolio - Institutional Class

Voya Large Cap Growth Portfolio - Service Class

Voya Large Cap Growth Portfolio - Service 2 Class

Voya Large Cap Value Portfolio - Adviser Class

Voya Large Cap Value Portfolio - Service Class

Voya Limited Maturity Bond Portfolio - Service Class

Voya Multi-Manager Large Cap Core Portfolio - Service Class

Voya Retirement Conservative Portfolio - Adviser Class

Voya Retirement Growth Portfolio - Adviser Class

Voya Retirement Moderate Growth Portfolio - Adviser Class

Voya Retirement Moderate Portfolio - Adviser Class

VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class

VY® BlackRock Inflation Protected Bond Portfolio - Service Class

VY® Clarion Global Real Estate Portfolio - Adviser Class

VY® Clarion Global Real Estate Portfolio - Service Class

VY® Clarion Global Real Estate Portfolio - Service 2 Class

VY® Clarion Real Estate Portfolio - Adviser Class

VY® Clarion Real Estate Portfolio - Service Class

VY® Clarion Real Estate Portfolio - Service 2 Class

VY® FMR® Diversified Mid Cap Portfolio - Adviser Class

Voya Investors Trust (continued):

VY® FMR® Diversified Mid Cap Portfolio - Service Class

VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class

VY® Franklin Income Portfolio - Adviser Class

VY® Franklin Income Portfolio - Service Class

VY® Franklin Income Portfolio - Service 2 Class

VY® Invesco Growth and Income Portfolio - Adviser Class

VY® Invesco Growth and Income Portfolio - Service Class

VY® Invesco Growth and Income Portfolio - Service 2 Class

VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class

VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class

VY® Morgan Stanley Global Franchise Portfolio - Adviser Class

VY® Morgan Stanley Global Franchise Portfolio - Service Class

VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Service 2 Class

VY® T. Rowe Price International Stock Portfolio - Adviser Class

VY® T. Rowe Price International Stock Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Service 2 Class

Voya Mutual Funds:

Voya Diversified International Fund - Class R

Voya Partners, Inc.:

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Service Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Partners, Inc. (continued):

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2055 Portfolio - Adviser Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Service Class

Voya Solution Moderately Aggressive Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Adviser Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Adviser Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Service 2 Class

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Adviser Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Oppenheimer Global Portfolio - Service Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

VY® Templeton Foreign Equity Portfolio - Adviser Class

VY® Templeton Foreign Equity Portfolio - Service Class

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class S

Voya Strategic Allocation Growth Portfolio - Class S

Voya Strategic Allocation Moderate Portfolio - Class S

Voya Variable Funds:

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Growth and Income Portfolio - Class S

Voya Variable Portfolios, Inc.:

Voya Euro STOXX 50® Index Portfolio - Class A

Voya FTSE 100® Index Portfolio - Class A

Voya Global Equity Portfolio - Class A

Voya Global Equity Portfolio - Class S

Voya Global Equity Portfolio - Class T

Voya Hang Seng Index Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class S

Voya Index Plus MidCap Portfolio - Class S

Voya Index Plus SmallCap Portfolio - Class S

Voya International Index Portfolio - Class A

Voya International Index Portfolio - Class S

Voya Japan TOPIX® Index Portfolio - Class A

Voya Russell™ Large Cap Growth Index Portfolio - Class S

Voya Russell™ Large Cap Index Portfolio - Class S

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Mid Cap Index Portfolio - Class A

Voya Russell™ Mid Cap Index Portfolio - Class S

Voya Russell™ Small Cap Index Portfolio - Class A

Voya Russell™ Small Cap Index Portfolio - Class S

Voya Small Company Portfolio - Class S

Voya U.S. Bond Index Portfolio - Class S

Voya Variable Products Trust:

Voya MidCap Opportunities Portfolio - Class A

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class A

Voya SmallCap Opportunities Portfolio - Class S

Wells Fargo Funds Trust:

Wells Fargo VT Omega Growth Fund - Class 2

Wells Fargo Variable Trust:

Wells Fargo VT Index Asset Allocation Fund - Class 2

Wells Fargo VT Small Cap Growth Fund - Class 2

The names of certain Divisions were changed during 2016. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Voya Investors Trust:	**Voya Investors Trust:**
Voya Government Liquid Assets Portfolio - Service Class	Voya Liquid Assets Portfolio - Service Class
Voya Government Liquid Assets Portfolio - Service 2 Class	Voya Liquid Assets Portfolio - Service 2 Class
Voya Variable Portfolios, Inc.:	**Voya Variable Portfolios, Inc.:**
Voya Global Equity Portfolio - Class A	Voya Global Value Advantage Portfolio - Class A
Voya Global Equity Portfolio - Class S	Voya Global Value Advantage Portfolio - Class S
Voya Global Equity Portfolio - Class T	Voya Global Value Advantage Portfolio - Class T

During 2016, the following Divisions were closed to contract owners:

Wells Fargo Variable Trust:
Wells Fargo VT Intrinsic Value Fund - Class 2
Wells Fargo VT Total Return Bond Fund - Class 2

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. To the extent that benefits to be paid to the contract owners exceed their account values, VIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including premiums, death benefits, surrenders and withdrawals, contract charges, and cost of insurance and administrative charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2016 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2016. The Account had no liabilities as of December 31, 2016.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. Charges and Fees

Under the terms of all Contracts, certain charges and fees are incurred by the Contracts to cover VIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 0.35% to 2.20% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.15% of the assets attributable to certain Contracts. For the Voya Preferred Advantage Variable Annuity Contract the Account deducts this charge at annual rates of 0.60% to cover the mortality and expense risks, as specified in the contract. This Contract with contract dates on and after November 21, 2016 the maximum daily asset based administrative fee increased to 1.15% annually. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $50 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 9.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract. These charges are assessed through the redemption of units.

Withdrawal and Distribution Charges

For certain Contracts, a charge is deducted from the accumulation value for contract owners taking more than one conventional partial withdrawal during a Contract year. For certain Contracts, annual distribution fees are deducted from the Contracts' accumulation values. These charges are assessed through the redemption of units.

Other Contract Charges

For certain Contracts, an additional charge of 0.60% is deducted daily from the accumulation values for contract owners who select the Premium Bonus Option feature. These charges are assessed through a reduction in unit values.

Certain Contacts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdrawal benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Fees Waived by VIAC

Certain charges and fees for various types of Contracts may be waived by VIAC. VIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. **Related Party Transactions**

During the year ended December 31, 2016, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to the Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Mutual Funds, Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.16% to 0.83% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2016 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares	$ 83	$ —
American Funds Insurance Series®:		
Blue Chip Income & Growth Fund - Class 4	480	19
Bond Fund - Class 4	995	345
Capital Income Builder Fund - Class 4	681	25
Global Growth Fund - Class 4	536	20
Growth Fund - Class 4	1,948	240
International Fund - Class 4	481	163
New World Fund - Class 4	211	81
BlackRock Variable Series Funds, Inc.:		
BlackRock Equity Dividend V.I. Fund - Class III	1,408	109
BlackRock Global Allocation V.I. Fund - Class III	18,461	146,377
BlackRock High Yield V.I. Fund - Class III	568	75
BlackRock iShares Alternative Strategies V.I. Fund - Class III	65	2
BlackRock iShares Dynamic Allocation V.I. Fund - Class III	3	16
Columbia Funds Variable Insurance Trust:		
Columbia Asset Allocation Fund, Variable Series - Class 1	11	7
Columbia Small Cap Value Fund, Variable Series - Class 2	9,738	20,937
Columbia Small Company Growth Fund, Variable Series - Class 1	6	1
Columbia Funds Variable Series Trust II:		
Columbia VP Large Cap Growth Fund - Class 1	2	10
Deutsche Variable Series I:		
Deutsche Core Equity VIP - Class B	65	1
Deutsche Variable Series II:		
Deutsche Alternative Asset Allocation VIP - Class B	44	—
Deutsche High Income VIP - Class B	47	14
Eaton Vance Variable Trust:		
Eaton Vance VT Floating-Rate Income Fund - Initial Class	1,311	299
Eaton Vance VT Large-Cap Value Fund - Initial Class	127	42
Fidelity® Variable Insurance Products:		
Fidelity® VIP Strategic Income Portfolio - Service Class 2	1,024	171
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2	22	—
Fidelity® Variable Insurance Products V:		
Fidelity® VIP FundsManager 20% Portfolio - Service Class 2	100	—
Fidelity® VIP FundsManager 60% Portfolio - Service Class 2	78	12
Fidelity® VIP FundsManager 85% Portfolio - Service Class 2	15	—
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	1,601	1,439

	Purchases	Sales
	(Dollars in thousands)	
Franklin Templeton Variable Insurance Products Trust:		
Franklin Strategic Income VIP Fund - Class 2	$ 745	$ 33
Templeton Global Bond VIP Fund - Class 2	1,369	282
Ivy Funds Variable Insurance Portfolios:		
Ivy Funds VIP Asset Strategy	240	36
Ivy Funds VIP Balanced	66	—
Ivy Funds VIP Energy	291	96
Ivy Funds VIP High Income	732	76
Ivy Funds VIP International Core Equity	18	—
Ivy Funds VIP Mid Cap Growth	263	64
Ivy Funds VIP Science and Technology	537	139
Ivy Funds VIP Small Cap Growth	84	9
Janus Aspen Series:		
Janus Aspen Series Balanced Portfolio - Service Shares	895	251
Janus Aspen Series Enterprise Portfolio - Institutional Shares	249	63
Janus Aspen Series Flexible Bond Portfolio - Service Shares	1,393	227
Legg Mason Partners Variable Equity Trust:		
ClearBridge Variable Mid Cap Portfolio - Class II	28	—
Legg Mason Partners Variable Income Trust:		
Western Asset Core Plus VIT Portfolio - Class I	1	26
MFS Variable Insurance Trust:		
MFS VIT Research Series Portfolio - Service Class	43	1
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	29	—
Oppenheimer International Growth Fund/VA - Service Shares	572	19
Oppenheimer Main Street Small Cap Fund®/VA - Service Shares	96	406
PIMCO Variable Insurance Trust:		
PIMCO All Asset Portfolio - Administrative Class	80	—
PIMCO Low Duration Portfolio - Administrative Class	682	156
PIMCO Real Return Portfolio - Administrative Class	565	841
PIMCO Short-Term Portfolio - Administrative Class	2,593	1,167
PIMCO Total Return Portfolio - Administrative Class	1,857	1,428
ProFunds:		
ProFund VP Bull	198	1,518
ProFund VP Europe 30	131	592
ProFund VP Rising Rates Opportunity	218	487
Putnam Variable Trust:		
Putnam VT American Government Income Fund - Class 1B	735	130
Putnam VT Income Fund - Class 1B	558	18
Putnam VT International Equity Fund - Class 1B	4	—
Putnam VT International Value Fund - Class 1B	8	—
Putnam VT Investors Fund - Class 1B	128	34
Putnam VT Small Cap Value Fund - Class 1B	59	18
T. Rowe Price Equity Series, Inc.:		
T. Rowe Price Blue Chip Growth Portfolio - II	1,664	213

	Purchases	Sales
	(Dollars in thousands)	
T. Rowe Price Equity Series, Inc. (continued):		
T. Rowe Price Health Sciences Portfolio - II	$ 1,366	$ 290
Variable Insurance Trust:		
MFS VIT Utilities Series Portfolio - Service Class	252	64
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class S	55	476
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class A	2,770	428
Voya Intermediate Bond Portfolio - Class S	180,212	491,611
Voya Investors Trust:		
Voya Global Perspectives® Portfolio - Class A	8,384	28,924
Voya Government Liquid Assets Portfolio - Service Class	145,422	201,633
Voya Government Liquid Assets Portfolio - Service 2 Class	11,888	11,747
Voya High Yield Portfolio - Adviser Class	365	5
Voya High Yield Portfolio - Service Class	53,100	70,890
Voya Large Cap Growth Portfolio - Adviser Class	246,759	298,932
Voya Large Cap Growth Portfolio - Institutional Class	10	2
Voya Large Cap Growth Portfolio - Service Class	199,580	270,100
Voya Large Cap Growth Portfolio - Service 2 Class	2,159	2,685
Voya Large Cap Value Portfolio - Adviser Class	198	18
Voya Large Cap Value Portfolio - Service Class	49,914	174,988
Voya Limited Maturity Bond Portfolio - Service Class	894	5,396
Voya Multi-Manager Large Cap Core Portfolio - Service Class	9,313	14,636
Voya Retirement Conservative Portfolio - Adviser Class	86,276	72,112
Voya Retirement Growth Portfolio - Adviser Class	241,762	551,741
Voya Retirement Moderate Growth Portfolio - Adviser Class	240,671	387,665
Voya Retirement Moderate Portfolio - Adviser Class	86,259	195,320
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	363	79
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	23,412	41,262
VY® Clarion Global Real Estate Portfolio - Adviser Class	523	33
VY® Clarion Global Real Estate Portfolio - Service Class	1,231	15,530
VY® Clarion Global Real Estate Portfolio - Service 2 Class	16	239
VY® Clarion Real Estate Portfolio - Adviser Class	604	100
VY® Clarion Real Estate Portfolio - Service Class	3,631	41,188
VY® Clarion Real Estate Portfolio - Service 2 Class	339	3,217
VY® FMR® Diversified Mid Cap Portfolio - Adviser Class	195	30
VY® FMR® Diversified Mid Cap Portfolio - Service Class	44,580	89,383
VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class	2,327	5,331
VY® Franklin Income Portfolio - Adviser Class	230	55
VY® Franklin Income Portfolio - Service Class	35,448	69,148
VY® Franklin Income Portfolio - Service 2 Class	798	1,474
VY® Invesco Growth and Income Portfolio - Adviser Class	230	43
VY® Invesco Growth and Income Portfolio - Service Class	74,547	56,544
VY® Invesco Growth and Income Portfolio - Service 2 Class	5,085	7,455
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	221	2

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust (continued):		
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	$ 16,945	$ 57,667
VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	139	2,969
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	258	37
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	34,770	52,023
VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	2,496	5,580
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	1,051	93
VY® Morgan Stanley Global Franchise Portfolio - Service Class	46,385	52,599
VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class	4,867	8,580
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	15,133	866
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	302,752	303,524
VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	7,973	14,107
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	331	103
VY® T. Rowe Price Equity Income Portfolio - Service Class	95,352	91,605
VY® T. Rowe Price Equity Income Portfolio - Service 2 Class	2,854	3,643
VY® T. Rowe Price International Stock Portfolio - Adviser Class	103	—
VY® T. Rowe Price International Stock Portfolio - Service Class	10,971	25,797
VY® Templeton Global Growth Portfolio - Service Class	64,628	35,986
VY® Templeton Global Growth Portfolio - Service 2 Class	1,163	776
Voya Mutual Funds:		
Voya Diversified International Fund - Class R	—	7
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Adviser Class	175	20
Voya Global Bond Portfolio - Service Class	344	798
Voya Solution 2025 Portfolio - Adviser Class	336	10
Voya Solution 2025 Portfolio - Service Class	1,789	2,305
Voya Solution 2035 Portfolio - Adviser Class	32	7
Voya Solution 2035 Portfolio - Service Class	905	851
Voya Solution 2045 Portfolio - Adviser Class	13	—
Voya Solution 2045 Portfolio - Service Class	99	107
Voya Solution 2055 Portfolio - Adviser Class	—	—
Voya Solution Income Portfolio - Adviser Class	505	82
Voya Solution Income Portfolio - Service Class	809	1,930
Voya Solution Moderately Aggressive Portfolio - Service Class	19,227	97,537
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	573	52
VY® American Century Small-Mid Cap Value Portfolio - Service Class	780	228
VY® Baron Growth Portfolio - Adviser Class	356	79
VY® Baron Growth Portfolio - Service Class	40,552	71,395
VY® Columbia Contrarian Core Portfolio - Adviser Class	579	71
VY® Columbia Contrarian Core Portfolio - Service Class	42,815	43,842
VY® Columbia Small Cap Value II Portfolio - Adviser Class	252	41
VY® Columbia Small Cap Value II Portfolio - Service Class	4,672	19,462
VY® Invesco Comstock Portfolio - Service Class	9,269	42,591
VY® Invesco Equity and Income Portfolio - Adviser Class	515	41
VY® Invesco Equity and Income Portfolio - Initial Class	73	155

	Purchases	Sales
	(Dollars in thousands)	
Voya Partners, Inc. (continued):		
VY® Invesco Equity and Income Portfolio - Service Class	$ 36,634	$ 120,395
VY® Invesco Equity and Income Portfolio - Service 2 Class	32,050	58,867
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	630	99
VY® JPMorgan Mid Cap Value Portfolio - Service Class	14,261	31,800
VY® Oppenheimer Global Portfolio - Adviser Class	305	512
VY® Oppenheimer Global Portfolio - Initial Class	293	474
VY® Oppenheimer Global Portfolio - Service Class	12,319	41,260
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	1,290	990
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	1,080	76
VY® T. Rowe Price Growth Equity Portfolio - Service Class	55,410	92,535
VY® Templeton Foreign Equity Portfolio - Adviser Class	101	30
VY® Templeton Foreign Equity Portfolio - Service Class	20,996	82,197
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class S	60	236
Voya Strategic Allocation Growth Portfolio - Class S	20	27
Voya Strategic Allocation Moderate Portfolio - Class S	27	47
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	97,603	165,674
Voya Growth and Income Portfolio - Class I	71	95
Voya Growth and Income Portfolio - Class S	53,501	99,735
Voya Variable Portfolios, Inc.:		
Voya Euro STOXX 50® Index Portfolio - Class A	2,971	11,892
Voya FTSE 100® Index Portfolio - Class A	1,156	2,087
Voya Global Equity Portfolio - Class A	14	5
Voya Global Equity Portfolio - Class S	12,834	89,030
Voya Global Equity Portfolio - Class T	5,943	18,920
Voya Hang Seng Index Portfolio - Class S	3,236	7,399
Voya Index Plus LargeCap Portfolio - Class S	2,646	16,015
Voya Index Plus MidCap Portfolio - Class S	9,755	13,258
Voya Index Plus SmallCap Portfolio - Class S	2,575	11,362
Voya International Index Portfolio - Class A	24,737	113,647
Voya International Index Portfolio - Class S	1,109	6,514
Voya Japan TOPIX® Index Portfolio - Class A	3,598	14,573
Voya Russell™ Large Cap Growth Index Portfolio - Class S	53,029	75,029
Voya Russell™ Large Cap Index Portfolio - Class S	39,511	65,857
Voya Russell™ Large Cap Value Index Portfolio - Class I	2	20
Voya Russell™ Large Cap Value Index Portfolio - Class S	33,376	54,927
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	23,507	49,071
Voya Russell™ Mid Cap Index Portfolio - Class A	1,275	91
Voya Russell™ Mid Cap Index Portfolio - Class S	76,536	36,356
Voya Russell™ Small Cap Index Portfolio - Class A	746	34
Voya Russell™ Small Cap Index Portfolio - Class S	49,232	39,304
Voya Small Company Portfolio - Class S	27,755	20,287
Voya U.S. Bond Index Portfolio - Class S	66,131	78,576

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class A	$ 602	$ 65
Voya MidCap Opportunities Portfolio - Class S	52,612	74,140
Voya SmallCap Opportunities Portfolio - Class A	793	69
Voya SmallCap Opportunities Portfolio - Class S	4,279	8,293
Wells Fargo Variable Trust:		
Wells Fargo VT Index Asset Allocation Fund - Class 2	43	217
Wells Fargo VT Intrinsic Value Fund - Class 2	229	638
Wells Fargo VT Omega Growth Fund - Class 2	50	278
Wells Fargo VT Small Cap Growth Fund - Class 2	32	18
Wells Fargo VT Total Return Bond Fund - Class 2	2	413

7. Changes in Units

The changes in units outstanding for the years ended December 31, 2016 and 2015 are shown in the following table.

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares	8,064	1	8,063	828	77	751
American Funds Insurance Series®:						
Blue Chip Income & Growth Fund - Class 4	44,973	1,759	43,214	—	—	—
Bond Fund - Class 4	87,478	24,841	62,637	52,144	1,454	50,690
Capital Income Builder Fund - Class 4	67,388	1,891	65,497	25,304	299	25,005
Global Growth Fund - Class 4	51,833	2,212	49,621	42,898	11,447	31,451
Growth Fund - Class 4	171,461	13,553	157,908	74,954	3,323	71,631
International Fund - Class 4	51,000	18,007	32,993	31,648	101	31,547
New World Fund - Class 4	21,886	8,403	13,483	29,434	349	29,085
BlackRock Variable Series Funds, Inc.:						
BlackRock Equity Dividend V.I. Fund - Class III	133,209	13,115	120,094	39,826	2,198	37,628
BlackRock Global Allocation V.I. Fund - Class III	2,943,912	13,676,394	(10,732,482)	4,976,251	18,294,326	(13,318,075)
BlackRock High Yield V.I. Fund - Class III	52,869	5,645	47,224	12,527	77	12,450
BlackRock iShares Alternative Strategies V.I. Fund - Class III	6,141	90	6,051	846	—	846
BlackRock iShares Dynamic Allocation V.I. Fund - Class III	255	1,585	(1,330)	2,250	143	2,107
Columbia Funds Variable Insurance Trust:						
Columbia Asset Allocation Fund, Variable Series - Class 1	—	94	(94)	13	1,065	(1,052)
Columbia Small Cap Value Fund, Variable Series - Class 2	14,417	707,499	(693,082)	59,038	752,414	(693,376)
Columbia Small Company Growth Fund, Variable Series - Class 1	—	37	(37)	—	40	(40)
Columbia Funds Variable Series Trust II:						
Columbia VP Large Cap Growth Fund - Class 1	—	119	(119)	537	2,237	(1,700)
Deutsche Variable Series I:						
Deutsche Core Equity VIP - Class B	6,010	—	6,010	—	—	—
Deutsche Variable Series II:						
Deutsche Alternative Asset Allocation VIP - Class B	4,526	32	4,494	268	—	268
Deutsche High Income VIP - Class B	4,957	1,874	3,083	3,931	—	3,931

| | **Year ended December 31** | | | | | |
| | **2016** | | | **2015** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Eaton Vance Variable Trust:						
Eaton Vance VT Floating-Rate Income Fund - Initial Class	130,579	36,866	93,713	210,766	60,932	149,834
Eaton Vance VT Large-Cap Value Fund - Initial Class	12,276	3,374	8,902	9,664	185	9,479
Fidelity® Variable Insurance Products:						
Fidelity® VIP Strategic Income Portfolio - Service Class 2	92,054	11,617	80,437	50,947	567	50,380
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2	2,237	—	2,237	—	—	—
Fidelity® Variable Insurance Products V:						
Fidelity® VIP FundsManager 20% Portfolio - Service Class 2	9,734	—	9,734	—	—	—
Fidelity® VIP FundsManager 60% Portfolio - Service Class 2	6,420	12	6,408	—	—	—
Fidelity® VIP FundsManager 85% Portfolio - Service Class 2	1,458	—	1,458	—	—	—
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	6,962	48,351	(41,389)	19,519	84,568	(65,049)
Franklin Strategic Income VIP Fund - Class 2	73,540	3,372	70,168	28,075	860	27,215
Templeton Global Bond VIP Fund - Class 2	143,132	26,423	116,709	78,119	1,877	76,242
Ivy Funds Variable Insurance Portfolios:						
Ivy Funds VIP Asset Strategy	28,276	4,338	23,938	45,527	13,838	31,689
Ivy Funds VIP Balanced	6,447	27	6,420	—	—	—
Ivy Funds VIP Energy	35,093	13,464	21,629	15,958	85	15,873
Ivy Funds VIP High Income	71,895	8,623	63,272	27,463	2,327	25,136
Ivy Funds VIP International Core Equity	1,752	—	1,752	—	—	—
Ivy Funds VIP Mid Cap Growth	26,465	6,813	19,652	34,195	306	33,889
Ivy Funds VIP Science and Technology	65,709	19,406	46,303	32,665	305	32,360
Ivy Funds VIP Small Cap Growth	8,884	1,056	7,828	2,084	71	2,013
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Service Shares	82,148	17,865	64,283	61,328	8,709	52,619
Janus Aspen Series Enterprise Portfolio - Institutional Shares	25,456	7,998	17,458	—	—	—
Janus Aspen Series Flexible Bond Portfolio - Service Shares	128,676	15,712	112,964	47,108	867	46,241
Legg Mason Partners Variable Equity Trust:						
ClearBridge Variable Mid Cap Portfolio - Class II	2,819	35	2,784	—	—	—
Legg Mason Partners Variable Income Trust:						
Western Asset Core Plus VIT Portfolio - Class I	—	916	(916)	—	403	(403)

| | **Year ended December 31** | | | | | |
| | **2016** | | | **2015** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
MFS Variable Insurance Trust:						
MFS VIT Research Series Portfolio - Service Class	4,103	159	3,944	—	—	—
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	2,761	23	2,738	—	—	—
Oppenheimer International Growth Fund/VA - Service Shares	57,458	736	56,722	23,672	156	23,516
Oppenheimer Main Street Small Cap Fund®/VA - Service Shares	785	12,322	(11,537)	7,145	9,763	(2,618)
PIMCO Variable Insurance Trust:						
PIMCO All Asset Portfolio - Administrative Class	8,078	—	8,078	151	75	76
PIMCO Low Duration Portfolio - Administrative Class	65,321	13,026	52,295	41,563	226	41,337
PIMCO Real Return Portfolio - Administrative Class	34,977	60,257	(25,280)	6,810	112,027	(105,217)
PIMCO Short-Term Portfolio - Administrative Class	277,414	139,776	137,638	131,468	22,617	108,851
PIMCO Total Return Portfolio - Administrative Class	213,744	175,811	37,933	308,327	58,920	249,407
ProFunds:						
ProFund VP Bull	6,041	112,170	(106,129)	744	79,380	(78,636)
ProFund VP Europe 30	2,298	57,987	(55,689)	6,618	59,156	(52,538)
ProFund VP Rising Rates Opportunity	132,327	243,121	(110,794)	59,069	311,668	(252,599)
Putnam Variable Trust:						
Putnam VT American Government Income Fund - Class 1B	69,082	7,865	61,217	12,678	296	12,382
Putnam VT Income Fund - Class 1B	55,153	1,777	53,376	33,478	91	33,387
Putnam VT International Equity Fund - Class 1B	472	10	462	—	—	—
Putnam VT International Value Fund - Class 1B	790	—	790	—	—	—
Putnam VT Investors Fund - Class 1B	12,152	3,117	9,035	—	—	—
Putnam VT Small Cap Value Fund - Class 1B	4,935	1,895	3,040	8,397	74	8,323
T. Rowe Price Equity Series, Inc.:						
T. Rowe Price Blue Chip Growth Portfolio - II	168,889	15,528	153,361	64,991	10,588	54,403
T. Rowe Price Health Sciences Portfolio - II	171,540	47,192	124,348	125,123	9,144	115,979
Variable Insurance Trust:						
MFS VIT Utilities Series Portfolio - Service Class	32,656	13,230	19,426	5,478	133	5,345
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class S	1,412	31,771	(30,359)	4,763	45,957	(41,194)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class A	282,905	58,867	224,038	92,206	4,244	87,962

| | **Year ended December 31** | | | | | |
| | **2016** | | | **2015** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Intermediate Bond Portfolio (continued):						
Voya Intermediate Bond Portfolio - Class S	21,482,269	44,360,909	(22,878,640)	25,364,926	49,839,934	(24,475,008)
Voya Investors Trust:						
Voya Global Perspectives® Portfolio - Class A	847,013	2,929,566	(2,082,553)	1,159,448	4,365,878	(3,206,430)
Voya Government Liquid Assets Portfolio - Service Class	22,120,840	25,710,714	(3,589,874)	27,366,328	30,539,470	(3,173,142)
Voya Government Liquid Assets Portfolio - Service 2 Class	1,349,071	1,330,527	18,544	986,469	734,165	252,304
Voya High Yield Portfolio - Adviser Class	34,328	327	34,001	2,872	373	2,499
Voya High Yield Portfolio - Service Class	3,565,569	5,520,022	(1,954,453)	4,126,478	8,307,969	(4,181,491)
Voya Large Cap Growth Portfolio - Adviser Class	3,493,295	20,596,385	(17,103,090)	5,223,571	23,344,992	(18,121,421)
Voya Large Cap Growth Portfolio - Institutional Class	—	134	(134)	—	1,136	(1,136)
Voya Large Cap Growth Portfolio - Service Class	372,811	10,744,446	(10,371,635)	444,664	12,949,481	(12,504,817)
Voya Large Cap Growth Portfolio - Service 2 Class	2,163	103,957	(101,794)	452	115,107	(114,655)
Voya Large Cap Value Portfolio - Adviser Class	18,643	1,091	17,552	16,397	5,539	10,858
Voya Large Cap Value Portfolio - Service Class	1,801,762	12,261,437	(10,459,675)	14,236,923	13,976,563	260,360
Voya Limited Maturity Bond Portfolio - Service Class	10,526	234,679	(224,153)	19,772	321,503	(301,731)
Voya Multi-Manager Large Cap Core Portfolio - Service Class	537,062	985,809	(448,747)	1,282,105	1,534,830	(252,725)
Voya Retirement Conservative Portfolio - Adviser Class	10,464,437	9,863,993	600,444	7,492,576	10,567,645	(3,075,069)
Voya Retirement Growth Portfolio - Adviser Class	3,150,394	40,718,310	(37,567,916)	4,993,053	42,451,684	(37,458,631)
Voya Retirement Moderate Growth Portfolio - Adviser Class	3,197,025	29,161,284	(25,964,259)	7,718,421	30,371,665	(22,653,244)
Voya Retirement Moderate Portfolio - Adviser Class	3,277,970	16,589,488	(13,311,518)	4,720,426	18,652,773	(13,932,347)
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class	35,344	6,397	28,947	22,609	103	22,506
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	3,706,139	5,007,850	(1,301,711)	2,869,002	5,597,130	(2,728,128)
VY® Clarion Global Real Estate Portfolio - Adviser Class	54,841	4,311	50,530	15,710	241	15,469
VY® Clarion Global Real Estate Portfolio - Service Class	56,084	1,061,949	(1,005,865)	201,237	1,308,878	(1,107,641)
VY® Clarion Global Real Estate Portfolio - Service 2 Class	456	16,588	(16,132)	823	19,241	(18,418)
VY® Clarion Real Estate Portfolio - Adviser Class	60,538	10,470	50,068	9,419	861	8,558
VY® Clarion Real Estate Portfolio - Service Class	13,787	430,969	(417,182)	40,842	488,544	(447,702)
VY® Clarion Real Estate Portfolio - Service 2 Class	4,727	95,497	(90,770)	10,466	95,955	(85,489)
VY® FMR® Diversified Mid Cap Portfolio - Adviser Class	18,895	2,269	16,626	4,692	76	4,616
VY® FMR® Diversified Mid Cap Portfolio - Service Class	461,167	4,025,441	(3,564,274)	931,131	4,333,914	(3,402,783)
VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class	6,948	186,720	(179,772)	16,898	170,093	(153,195)
VY® Franklin Income Portfolio - Adviser Class	20,572	4,737	15,835	28,808	140	28,668

		Year ended December 31				
	2016			**2015**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Investors Trust (continued):						
VY® Franklin Income Portfolio - Service Class	2,585,982	6,398,697	(3,812,715)	2,255,146	9,026,408	(6,771,262)
VY® Franklin Income Portfolio - Service 2 Class	35,207	110,266	(75,059)	28,142	209,155	(181,013)
VY® Invesco Growth and Income Portfolio - Adviser Class	19,101	2,638	16,463	20,485	6,279	14,206
VY® Invesco Growth and Income Portfolio - Service Class	1,516,511	1,748,830	(232,319)	647,586	1,912,272	(1,264,686)
VY® Invesco Growth and Income Portfolio - Service 2 Class	17,815	310,416	(292,601)	28,775	258,239	(229,464)
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class	24,626	101	24,525	7,110	79	7,031
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	1,961,842	4,188,568	(2,226,726)	2,175,031	4,659,271	(2,484,240)
VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class	1,202	111,595	(110,393)	19,506	115,308	(95,802)
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class	24,775	4,135	20,640	26,521	8,177	18,344
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	1,209,235	2,713,016	(1,503,781)	2,170,473	2,856,810	(686,337)
VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class	424	187,749	(187,325)	13,446	167,015	(153,569)
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class	96,875	12,488	84,387	10,791	482	10,309
VY® Morgan Stanley Global Franchise Portfolio - Service Class	1,848,881	2,979,554	(1,130,673)	1,549,742	2,788,994	(1,239,252)
VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class	29,890	307,121	(277,231)	41,291	294,666	(253,375)
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class	1,363,184	119,985	1,243,199	614,774	34,882	579,892
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	5,094,387	8,666,243	(3,571,856)	5,786,670	8,996,175	(3,209,505)
VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class	72,753	517,125	(444,372)	79,751	482,587	(402,836)
VY® T. Rowe Price Equity Income Portfolio - Adviser Class	26,338	6,119	20,219	13,990	109	13,881
VY® T. Rowe Price Equity Income Portfolio - Service Class	1,783,708	3,095,820	(1,312,112)	920,580	3,155,703	(2,235,123)
VY® T. Rowe Price Equity Income Portfolio - Service 2 Class	24,505	167,656	(143,151)	22,699	140,581	(117,882)
VY® T. Rowe Price International Stock Portfolio - Adviser Class	11,197	2	11,195	2,598	75	2,523
VY® T. Rowe Price International Stock Portfolio - Service Class	1,208,686	2,253,865	(1,045,179)	3,754,918	4,247,903	(492,985)
VY® Templeton Global Growth Portfolio - Service Class	319,282	1,541,280	(1,221,998)	383,168	1,600,014	(1,216,846)
VY® Templeton Global Growth Portfolio - Service 2 Class	2,918	40,844	(37,926)	4,279	70,641	(66,362)
Voya Mutual Funds:						
Voya Diversified International Fund - Class R	—	679	(679)	—	261	(261)
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Adviser Class	16,852	1,899	14,953	5,205	123	5,082
Voya Global Bond Portfolio - Service Class	20,809	55,513	(34,704)	5,664	89,097	(83,433)
Voya Solution 2025 Portfolio - Adviser Class	32,025	830	31,195	4,243	107	4,136
Voya Solution 2025 Portfolio - Service Class	12,975	141,090	(128,115)	7,328	116,267	(108,939)

	Year ended December 31					
	2016			**2015**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Voya Partners, Inc. (continued):						
Voya Solution 2035 Portfolio - Adviser Class	2,204	3	2,201	2,648	523	2,125
Voya Solution 2035 Portfolio - Service Class	3,313	49,353	(46,040)	21,607	85,571	(63,964)
Voya Solution 2045 Portfolio - Adviser Class	1,133	2	1,131	1,923	526	1,397
Voya Solution 2045 Portfolio - Service Class	367	6,180	(5,813)	516	1,280	(764)
Voya Solution 2055 Portfolio - Adviser Class	—	—	—	76	—	76
Voya Solution Income Portfolio - Adviser Class	50,071	8,000	42,071	23,954	89	23,865
Voya Solution Income Portfolio - Service Class	34,898	129,120	(94,222)	940,845	115,468	825,377
Voya Solution Moderately Aggressive Portfolio - Service Class	868,174	9,774,322	(8,906,148)	78,813,250	5,942,012	72,871,238
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class	51,534	4,858	46,676	10,809	130	10,679
VY® American Century Small-Mid Cap Value Portfolio - Service Class	17,693	7,484	10,209	3,670	12,344	(8,674)
VY® Baron Growth Portfolio - Adviser Class	33,634	7,759	25,875	29,397	191	29,206
VY® Baron Growth Portfolio - Service Class	854,944	3,953,328	(3,098,384)	1,804,943	4,718,519	(2,913,576)
VY® Columbia Contrarian Core Portfolio - Adviser Class	45,076	5,183	39,893	63,873	140	63,733
VY® Columbia Contrarian Core Portfolio - Service Class	1,601,488	3,491,375	(1,889,887)	1,938,877	3,760,598	(1,821,721)
VY® Columbia Small Cap Value II Portfolio - Adviser Class	25,229	3,746	21,483	18,549	75	18,474
VY® Columbia Small Cap Value II Portfolio - Service Class	29,358	1,193,203	(1,163,845)	111,200	1,303,642	(1,192,442)
VY® Invesco Comstock Portfolio - Service Class	776,523	2,796,897	(2,020,374)	1,109,458	3,574,336	(2,464,878)
VY® Invesco Equity and Income Portfolio - Adviser Class	49,131	3,952	45,179	13,015	331	12,684
VY® Invesco Equity and Income Portfolio - Initial Class	4	7,443	(7,439)	62	22,150	(22,088)
VY® Invesco Equity and Income Portfolio - Service Class	193,066	6,729,316	(6,536,250)	422,153	8,013,807	(7,591,654)
VY® Invesco Equity and Income Portfolio - Service 2 Class	2,231,546	6,480,131	(4,248,585)	3,110,946	8,543,252	(5,432,306)
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class	58,850	9,342	49,508	34,742	9,141	25,601
VY® JPMorgan Mid Cap Value Portfolio - Service Class	27,961	1,442,777	(1,414,816)	95,149	1,727,877	(1,632,728)
VY® Oppenheimer Global Portfolio - Adviser Class	29,882	57,103	(27,221)	81,432	86	81,346
VY® Oppenheimer Global Portfolio - Initial Class	950	23,255	(22,305)	458	27,569	(27,111)
VY® Oppenheimer Global Portfolio - Service Class	347,216	2,462,323	(2,115,107)	3,240,631	2,509,500	731,131
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	13,083	34,487	(21,404)	22,463	32,708	(10,245)
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class	93,135	9,236	83,899	105,982	130	105,852
VY® T. Rowe Price Growth Equity Portfolio - Service Class	3,365,635	7,360,374	(3,994,739)	9,333,275	6,592,833	2,740,442
VY® Templeton Foreign Equity Portfolio - Adviser Class	11,766	3,946	7,820	7,313	74	7,239
VY® Templeton Foreign Equity Portfolio - Service Class	1,722,895	8,347,883	(6,624,988)	2,899,807	7,987,759	(5,087,952)

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class S	—	11,623	(11,623)	26,830	16,284	10,546
Voya Strategic Allocation Growth Portfolio - Class S	135	952	(817)	6,095	2,299	3,796
Voya Strategic Allocation Moderate Portfolio - Class S	102	1,889	(1,787)	961	4,022	(3,061)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	1,555,112	11,498,623	(9,943,511)	2,121,730	12,393,279	(10,271,549)
Voya Growth and Income Portfolio - Class I	58	6,709	(6,651)	1,197	8,545	(7,348)
Voya Growth and Income Portfolio - Class S	216,725	7,004,026	(6,787,301)	389,192	7,668,447	(7,279,255)
Voya Variable Portfolios, Inc.:						
Voya Euro STOXX 50® Index Portfolio - Class A	473,595	1,574,379	(1,100,784)	2,245,092	1,640,930	604,162
Voya FTSE 100® Index Portfolio - Class A	97,568	214,078	(116,510)	216,459	170,923	45,536
Voya Global Equity Portfolio - Class A	1,748	715	1,033	845	377	468
Voya Global Equity Portfolio - Class S	344,712	8,843,416	(8,498,704)	44,879,282	8,344,484	36,534,798
Voya Global Equity Portfolio - Class T	1,187,007	2,714,586	(1,527,579)	8,542,688	2,749,503	5,793,185
Voya Hang Seng Index Portfolio - Class S	234,602	644,264	(409,662)	1,124,601	1,244,971	(120,370)
Voya Index Plus LargeCap Portfolio - Class S	77,694	922,571	(844,877)	71,399	1,258,336	(1,186,937)
Voya Index Plus MidCap Portfolio - Class S	31,173	583,634	(552,461)	58,756	836,789	(778,033)
Voya Index Plus SmallCap Portfolio - Class S	29,460	540,985	(511,525)	63,579	700,196	(636,617)
Voya International Index Portfolio - Class A	2,820,450	13,375,889	(10,555,439)	5,680,523	15,241,104	(9,560,581)
Voya International Index Portfolio - Class S	55,718	747,579	(691,861)	50,929	981,041	(930,112)
Voya Japan TOPIX® Index Portfolio - Class A	327,421	1,331,697	(1,004,276)	2,179,090	1,187,983	991,107
Voya Russell™ Large Cap Growth Index Portfolio - Class S	3,369,963	4,186,455	(816,492)	3,568,071	3,781,282	(213,211)
Voya Russell™ Large Cap Index Portfolio - Class S	5,106,752	6,834,013	(1,727,261)	6,569,882	9,366,125	(2,796,243)
Voya Russell™ Large Cap Value Index Portfolio - Class I	—	1,854	(1,854)	8,722	139	8,583
Voya Russell™ Large Cap Value Index Portfolio - Class S	2,704,258	3,970,220	(1,265,962)	10,544,649	2,673,342	7,871,307
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	1,591,017	2,545,012	(953,995)	3,215,662	3,581,986	(366,324)
Voya Russell™ Mid Cap Index Portfolio - Class A	127,371	12,759	114,612	50,010	91	49,919
Voya Russell™ Mid Cap Index Portfolio - Class S	5,118,104	4,111,318	1,006,786	4,231,319	5,776,242	(1,544,923)
Voya Russell™ Small Cap Index Portfolio - Class A	77,636	5,987	71,649	32,974	18	32,956
Voya Russell™ Small Cap Index Portfolio - Class S	3,129,324	3,806,716	(677,392)	3,819,098	4,441,618	(622,520)
Voya Small Company Portfolio - Class S	1,693,499	1,761,437	(67,938)	1,970,079	1,983,976	(13,897)
Voya U.S. Bond Index Portfolio - Class S	9,387,160	10,492,529	(1,105,369)	9,712,743	8,709,473	1,003,270

| | Year ended December 31 | | | | | |
| | 2016 | | | 2015 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class A	57,249	7,216	50,033	30,459	139	30,320
Voya MidCap Opportunities Portfolio - Class S	1,303,210	4,791,613	(3,488,403)	1,905,352	5,042,493	(3,137,141)
Voya SmallCap Opportunities Portfolio - Class A	78,959	6,719	72,240	38,058	711	37,347
Voya SmallCap Opportunities Portfolio - Class S	65,024	557,831	(492,807)	53,483	575,781	(522,298)
Wells Fargo Variable Trust:						
Wells Fargo VT Index Asset Allocation Fund - Class 2	131	10,294	(10,163)	—	4,496	(4,496)
Wells Fargo VT Intrinsic Value Fund - Class 2	—	37,354	(37,354)	65	2,567	(2,502)
Wells Fargo VT Omega Growth Fund - Class 2	109	13,943	(13,834)	25	4,063	(4,038)
Wells Fargo VT Small Cap Growth Fund - Class 2	615	682	(67)	55	1,137	(1,082)
Wells Fargo VT Total Return Bond Fund - Class 2	—	28,837	(28,837)	252	9,713	(9,461)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2016, 2015, 2014, 2013, and 2012, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)
Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares											
2016		9		$10.28		$91	0.13%		0.60%		10.90%
2015	7/7/2015	1		$9.27		$7	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)
Blue Chip Income & Growth Fund - Class 4											
2016	6/15/2016	43	$10.40	to	$10.94	$472	(e)	0.60%	to	1.15%	(e)
2015		(e)		(e)		(e)	(e)		(e)		(e)
2014		(e)		(e)		(e)	(e)		(e)		(e)
2013		(e)		(e)		(e)	(e)		(e)		(e)
2012		(e)		(e)		(e)	(e)		(e)		(e)
Bond Fund - Class 4											
2016		113		$10.02		$1,135	1.93%		0.60%		2.24%
2015	7/7/2015	51		$9.80		$497	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)
Capital Income Builder Fund - Class 4											
2016		91	$9.82	to	$10.15	$889	3.30%	0.60%	to	1.15%	3.15%
2015	7/7/2015	25		$9.52		$238	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)
Global Growth Fund - Class 4											
2016		81		$9.80		$795	0.88%		0.60%		-0.20%
2015	7/7/2015	31		$9.82		$309	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)
Growth Fund - Class 4											
2016		230	$10.25	to	$10.87	$2,495	0.75%	0.60%	to	1.15%	8.48%
2015	7/7/2015	72		$10.02		$717	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)
International Fund - Class 4											
2016		65	$9.13	to	$9.80	$590	1.62%	0.60%	to	1.15%	2.58%
2015	7/7/2015	32		$8.90		$281	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)
New World Fund - Class 4											
2016		43		$9.79		$417	0.74%		0.60%		4.37%
2015	7/7/2015	29		$9.38		$273	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)
BlackRock Equity Dividend V.I. Fund - Class III											
2016		158	$10.52	to	$11.31	$1,782	1.74%	0.60%	to	1.15%	15.29%
2015	7/7/2015	38		$9.81		$369	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
BlackRock Global Allocation V.I. Fund - Class III													
2016		61,765	$9.84	to	$12.52	$723,193	1.14%	0.60%	to	2.35%	1.37%	to	3.14%
2015		72,500	$9.54	to	$12.18	$832,160	0.99%	0.60%	to	2.35%	-3.37%	to	-1.93%
2014		85,829	$11.29	to	$12.42	$1,011,854	2.16%	0.95%	to	2.35%	-0.44%	to	0.98%
2013		93,742	$11.34	to	$12.30	$1,103,143	1.07%	0.95%	to	2.35%	11.72%	to	13.30%
2012		94,889	$10.15	to	$10.86	$993,413	1.40%	0.95%	to	2.35%	7.41%	to	8.93%
BlackRock High Yield V.I. Fund - Class III													
2016		60	$10.24	to	$10.60	$633	4.86%	0.60%	to	1.15%		12.17%	
2015	7/7/2015	12		$9.45		$118	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
BlackRock iShares Alternative Strategies V.I. Fund - Class III													
2016		7		$10.12		$70	4.63%		0.60%			5.64%	
2015	7/7/2015	1		$9.58		$8	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
BlackRock iShares Dynamic Allocation V.I. Fund - Class III													
2016		1		$9.85		$8	1.07%		0.60%			5.57%	
2015	7/7/2015	2		$9.33		$20	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Columbia Asset Allocation Fund, Variable Series - Class 1													
2016		14	$21.12	to	$22.33	$319	2.24%	1.40%	to	1.80%	3.43%	to	3.86%
2015		15	$20.42	to	$21.50	$309	2.18%	1.40%	to	1.80%	-0.73%	to	-0.32%
2014		16	$20.57	to	$21.57	$333	2.47%	1.40%	to	1.80%	8.09%	to	8.50%
2013		16	$19.03	to	$19.88	$315	2.50%	1.40%	to	1.80%	16.04%	to	16.53%
2012		19	$16.40	to	$17.06	$325	2.32%	1.40%	to	1.80%	10.96%	to	11.43%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Columbia Small Cap Value Fund, Variable Series - Class 2													
2016		3,173	$19.31	to	$36.06	$102,536	0.37%	0.95%	to	2.35%	29.60%	to	31.48%
2015		3,866	$14.90	to	$27.51	$96,069	0.56%	0.95%	to	2.35%	-8.53%	to	-7.23%
2014		4,560	$16.29	to	$29.73	$123,452	0.46%	0.95%	to	2.35%	0.68%	to	2.10%
2013		5,503	$16.18	to	$29.22	$147,852	1.00%	0.95%	to	2.35%	30.91%	to	32.79%
2012		6,310	$12.36	to	$22.07	$128,867	0.29%	0.95%	to	2.35%	8.61%	to	10.19%
Columbia Small Company Growth Fund, Variable Series - Class 1													
2016		1		$28.85		$31	—		1.40%			11.18%	
2015		1		$25.95		$29	—		1.40%			2.37%	
2014		1		$25.35		$29	—		1.40%			-5.97%	
2013		1		$26.96		$32	(f)		1.40%			(f)	
2012		1		$19.18		$13	—		1.55%			10.29%	
Columbia VP Large Cap Growth Fund - Class 1													
2016		31	$11.73	to	$12.04	$370	—	1.45%	to	1.90%	-0.68%	to	-0.25%
2015		31	$11.81	to	$12.07	$373	—	1.45%	to	1.90%	7.07%	to	7.58%
2014		33	$11.03	to	$11.22	$366	—	1.45%	to	1.90%	11.98%	to	12.54%
2013		34	$9.85	to	$9.99	$336	—	1.40%	to	1.90%	27.92%	to	28.74%
2012		39	$7.70	to	$7.76	$299	—	1.40%	to	1.90%	18.07%	to	18.65%
Deutsche Core Equity VIP - Class B													
2016	8/15/2016	6		$11.22		$67	(e)		0.60%			(e)	
2015		(e)		(e)		(e)	(e)		(e)			(e)	
2014		(e)		(e)		(e)	(e)		(e)			(e)	
2013		(e)		(e)		(e)	(e)		(e)			(e)	
2012		(e)		(e)		(e)	(e)		(e)			(e)	
Deutsche Alternative Asset Allocation VIP - Class B													
2016		5		$9.67		$46	0.27%		0.60%			4.43%	
2015	7/7/2015	—		$9.26		$2	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Deutsche High Income VIP - Class B							
2016		7	$10.48	$74	4.63%	0.60%	11.97%
2015	7/7/2015	4	$9.36	$37	(d)	0.60%	(d)
2014		(d)	(d)	(d)	(d)	(d)	(d)
2013		(d)	(d)	(d)	(d)	(d)	(d)
2012		(d)	(d)	(d)	(d)	(d)	(d)
Eaton Vance VT Floating-Rate Income Fund - Initial Class							
2016		244	$10.51	$2,561	3.11%	0.60%	8.24%
2015	7/7/2015	150	$9.71	$1,455	(d)	0.60%	(d)
2014		(d)	(d)	(d)	(d)	(d)	(d)
2013		(d)	(d)	(d)	(d)	(d)	(d)
2012		(d)	(d)	(d)	(d)	(d)	(d)
Eaton Vance VT Large-Cap Value Fund - Initial Class							
2016		18	$10.39	$191	—	0.60%	8.46%
2015	7/7/2015	9	$9.58	$91	(d)	0.60%	(d)
2014		(d)	(d)	(d)	(d)	(d)	(d)
2013		(d)	(d)	(d)	(d)	(d)	(d)
2012		(d)	(d)	(d)	(d)	(d)	(d)
Fidelity® VIP Strategic Income Portfolio - Service Class 2							
2016		131	$10.37	$1,356	5.03%	0.60%	7.35%
2015	7/7/2015	50	$9.66	$486	(d)	0.60%	(d)
2014		(d)	(d)	(d)	(d)	(d)	(d)
2013		(d)	(d)	(d)	(d)	(d)	(d)
2012		(d)	(d)	(d)	(d)	(d)	(d)
Fidelity® VIP Disciplined Small Cap Portfolio - Service Class 2							
2016	5/2/2016	2	$11.60	$26	(e)	0.60%	(e)
2015		(e)	(e)	(e)	(e)	(e)	(e)
2014		(e)	(e)	(e)	(e)	(e)	(e)
2013		(e)	(e)	(e)	(e)	(e)	(e)
2012		(e)	(e)	(e)	(e)	(e)	(e)

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP FundsManager 20% Portfolio - Service Class 2												
2016	3/4/2016	10	$10.18		$99	(e)	0.60%			(e)		
2015		(e)	(e)		(e)	(e)	(e)			(e)		
2014		(e)	(e)		(e)	(e)	(e)			(e)		
2013		(e)	(e)		(e)	(e)	(e)			(e)		
2012		(e)	(e)		(e)	(e)	(e)			(e)		
Fidelity® VIP FundsManager 60% Portfolio - Service Class 2												
2016	4/4/2016	6	$10.34		$66	(e)	0.60%			(e)		
2015		(e)	(e)		(e)	(e)	(e)			(e)		
2014		(e)	(e)		(e)	(e)	(e)			(e)		
2013		(e)	(e)		(e)	(e)	(e)			(e)		
2012		(e)	(e)		(e)	(e)	(e)			(e)		
Fidelity® VIP FundsManager 85% Portfolio - Service Class 2												
2016	10/25/2016	1	$10.40		$15	—	0.60%			4.84%		
2015		(e)	(e)		(e)	(e)	(e)			(e)		
2014		(e)	(e)		(e)	(e)	(e)			(e)		
2013		(e)	(e)		(e)	(e)	(e)			(e)		
2012		(e)	(e)		(e)	(e)	(e)			(e)		
Franklin Small Cap Value VIP Fund - Class 2												
2016		297	$32.53	to $34.34	$10,039	0.78%	0.75%	to	1.35%	28.43%	to	29.19%
2015		338	$25.27	to $26.64	$8,883	0.64%	0.75%	to	1.35%	-8.63%	to	-8.07%
2014		403	$27.59	to $29.06	$11,568	0.61%	0.75%	to	1.35%	-0.78%	to	-0.17%
2013		448	$27.73	to $29.18	$12,932	1.34%	0.75%	to	1.35%	34.40%	to	35.19%
2012		516	$20.58	to $21.64	$11,060	0.77%	0.75%	to	1.35%	16.80%	to	17.52%
Franklin Strategic Income VIP Fund - Class 2												
2016		97	$10.08	to $10.22	$995	2.64%	0.60%	to	1.15%	7.24%		
2015	7/7/2015	27	$9.53		$259	(d)	0.60%			(d)		
2014		(d)	(d)		(d)	(d)	(d)			(d)		
2013		(d)	(d)		(d)	(d)	(d)			(d)		
2012		(d)	(d)		(d)	(d)	(d)			(d)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)
Templeton Global Bond VIP Fund - Class 2											
2016		193	$9.77	to	$10.53	$1,888	—	0.60%	to	1.15%	2.30%
2015	7/7/2015	76		$9.55		$728	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)
Ivy Funds VIP Asset Strategy											
2016		56		$8.57		$477	0.57%		0.60%		-3.16%
2015	7/7/2015	32		$8.85		$280	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)
Ivy Funds VIP Balanced											
2016	7/8/2016	6	$10.08	to	$10.40	$67	(e)	0.60%	to	1.15%	(e)
2015		(e)		(e)		(e)	(e)		(e)		(e)
2014		(e)		(e)		(e)	(e)		(e)		(e)
2013		(e)		(e)		(e)	(e)		(e)		(e)
2012		(e)		(e)		(e)	(e)		(e)		(e)
Ivy Funds VIP Energy											
2016		38	$10.27	to	$10.91	$385	0.09%	0.60%	to	1.15%	33.72%
2015	7/7/2015	16		$7.68		$122	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)
Ivy Funds VIP High Income											
2016		88	$10.27	to	$10.60	$937	5.77%	0.60%	to	1.15%	15.47%
2015	7/7/2015	25		$9.18		$231	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)
Ivy Funds VIP International Core Equity											
2016	6/23/2016	2		$10.20		$18	(e)		0.60%		(e)
2015		(e)		(e)		(e)	(e)		(e)		(e)
2014		(e)		(e)		(e)	(e)		(e)		(e)
2013		(e)		(e)		(e)	(e)		(e)		(e)
2012		(e)		(e)		(e)	(e)		(e)		(e)
Ivy Funds VIP Mid Cap Growth											
2016		54		$9.45		$506	—		0.60%		5.47%
2015	7/7/2015	34		$8.96		$304	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)
Ivy Funds VIP Science and Technology											
2016		79	$9.17	to	$10.41	$722	—	0.60%	to	1.15%	0.88%
2015	7/7/2015	32		$9.09		$294	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)
Ivy Funds VIP Small Cap Growth											
2016		10		$9.61		$95	—		0.60%		2.23%
2015	7/7/2015	2		$9.40		$19	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)
Janus Aspen Series Balanced Portfolio - Service Shares											
2016		117		$10.11		$1,181	2.36%		0.60%		3.69%
2015	7/7/2015	53		$9.75		$513	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)
Janus Aspen Series Enterprise Portfolio - Institutional Shares											
2016	5/31/2016	17	$10.23	to	$10.76	$188	(e)	0.60%	to	1.15%	(e)
2015		(e)	(e)			(e)	(e)	(e)			(e)
2014		(e)	(e)			(e)	(e)	(e)			(e)
2013		(e)	(e)			(e)	(e)	(e)			(e)
2012		(e)	(e)			(e)	(e)	(e)			(e)
Janus Aspen Series Flexible Bond Portfolio - Service Shares											
2016		159	$9.90	to	$9.96	$1,586	2.94%	0.60%	to	1.15%	1.63%
2015	7/7/2015	46	$9.80			$453	(d)	0.60%			(d)
2014		(d)	(d)			(d)	(d)	(d)			(d)
2013		(d)	(d)			(d)	(d)	(d)			(d)
2012		(d)	(d)			(d)	(d)	(d)			(d)
ClearBridge Variable Mid Cap Portfolio - Class II											
2016	3/22/2016	3	$10.69			$30	(e)	0.60%			(e)
2015		(e)	(e)			(e)	(e)	(e)			(e)
2014		(e)	(e)			(e)	(e)	(e)			(e)
2013		(e)	(e)			(e)	(e)	(e)			(e)
2012		(e)	(e)			(e)	(e)	(e)			(e)
Western Asset Core Plus VIT Portfolio - Class I											
2016		1	$27.04			$36	1.72%	1.40%			3.09%
2015		2	$26.23			$59	1.56%	1.40%			-0.23%
2014		3	$26.29			$69	7.19%	1.40%			-1.72%
2013		3	$26.75			$70	7.41%	1.40%			7.69%
2012		3	$24.84			$65	7.35%	1.40%			16.18%
MFS VIT Research Series Portfolio - Service Class											
2016	1/20/2016	4	$10.18	to	$10.56	$42	(e)	0.60%	to	1.15%	(e)
2015		(e)	(e)			(e)	(e)	(e)			(e)
2014		(e)	(e)			(e)	(e)	(e)			(e)
2013		(e)	(e)			(e)	(e)	(e)			(e)
2012		(e)	(e)			(e)	(e)	(e)			(e)

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Discovery Mid Cap Growth Fund/VA													
2016	5/18/2016	3	$10.37			$28	(e)	0.60%			(e)		
2015		(e)	(e)			(e)	(e)	(e)			(e)		
2014		(e)	(e)			(e)	(e)	(e)			(e)		
2013		(e)	(e)			(e)	(e)	(e)			(e)		
2012		(e)	(e)			(e)	(e)	(e)			(e)		
Oppenheimer International Growth Fund/VA - Service Shares													
2016		80	$9.38	to	$10.08	$752	0.95%	0.60%	to	1.15%	-3.30%		
2015	7/7/2015	24	$9.70			$228	(d)	0.60%			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
Oppenheimer Main Street Small Cap Fund®/VA - Service Shares													
2016		53	$34.26	to	$36.77	$1,883	0.25%	0.75%	to	1.35%	16.10%	to	16.80%
2015		64	$29.51	to	$31.48	$1,971	0.67%	0.75%	to	1.35%	-7.35%	to	-6.81%
2014		67	$31.85	to	$33.78	$2,206	0.60%	0.75%	to	1.35%	10.13%	to	10.83%
2013		72	$28.92	to	$30.48	$2,150	0.66%	0.75%	to	1.35%	38.71%	to	39.56%
2012		69	$20.85	to	$21.84	$1,478	0.34%	0.75%	to	1.35%	16.09%	to	16.79%
PIMCO All Asset Portfolio - Administrative Class													
2016		8	$10.19			$83	3.57%	0.60%			12.22%		
2015	7/7/2015	—	$9.08			$1	(d)	0.60%			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
PIMCO Low Duration Portfolio - Administrative Class													
2016		94	$9.99			$935	1.51%	0.60%	to	1.15%	0.81%		
2015	7/7/2015	41	$9.91			$410	(d)	0.60%			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
PIMCO Real Return Portfolio - Administrative Class													
2016		366	$13.29	to	$14.26	$5,057	2.26%	0.75%	to	1.35%	3.83%	to	4.39%
2015		392	$12.80	to	$13.66	$5,189	3.72%	0.75%	to	1.35%	-4.05%	to	-3.46%
2014		497	$13.34	to	$14.15	$6,846	1.46%	0.75%	to	1.35%	1.68%	to	2.31%
2013		619	$13.12	to	$13.83	$8,362	1.32%	0.75%	to	1.35%	-10.44%	to	-9.90%
2012		986	$14.65	to	$15.35	$14,814	1.06%	0.75%	to	1.35%	7.33%	to	7.95%
PIMCO Short-Term Portfolio - Administrative Class													
2016		246	$10.02	to	$10.18	$2,508	0.99%	0.60%	to	1.15%		1.80%	
2015	7/7/2015	109		$10.00		$1,089	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
PIMCO Total Return Portfolio - Administrative Class													
2016		287	$9.93	to	$9.99	$2,871	1.94%	0.60%	to	1.15%		2.04%	
2015	7/7/2015	249		$9.79		$2,442	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
ProFund VP Bull													
2016		625	$12.39	to	$16.61	$8,339	—	0.95%	to	2.25%	7.18%	to	8.62%
2015		731	$11.56	to	$15.30	$9,068	—	0.95%	to	2.25%	-2.69%	to	-1.41%
2014		809	$11.88	to	$15.52	$10,274	—	0.95%	to	2.25%	8.99%	to	10.40%
2013		1,062	$10.90	to	$14.07	$12,351	1.13%	0.95%	to	2.25%	26.74%	to	28.51%
2012		1,228	$8.60	to	$10.95	$11,201	—	0.95%	to	2.25%	11.40%	to	12.82%
ProFund VP Europe 30													
2016		332	$8.63	to	$10.62	$3,101	2.88%	0.95%	to	2.35%	5.21%	to	6.84%
2015		388	$8.19	to	$9.94	$3,423	4.86%	0.95%	to	2.35%	-12.93%	to	-11.72%
2014		440	$9.40	to	$11.26	$4,439	1.27%	0.95%	to	2.35%	-10.77%	to	-9.56%
2013		573	$10.53	to	$12.45	$6,458	1.44%	0.95%	to	2.35%	18.71%	to	20.52%
2012		713	$8.86	to	$10.33	$6,719	3.31%	0.95%	to	2.35%	13.85%	to	15.42%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
ProFund VP Rising Rates Opportunity													
2016		1,289	$1.81	to	$2.24	$2,521	—	0.95%	to	2.25%	-7.39%	to	-6.09%
2015		1,400	$1.95	to	$2.41	$2,943	—	0.95%	to	2.25%	-3.98%	to	-2.13%
2014		1,653	$2.03	to	$2.51	$3,592	—	0.95%	to	2.35%	-31.96%	to	-30.91%
2013		1,686	$2.97	to	$3.68	$5,347	—	0.95%	to	2.35%	13.79%	to	15.59%
2012		1,866	$2.61	to	$3.23	$5,177	—	0.95%	to	2.35%	-9.12%	to	-8.01%
Putnam VT American Government Income Fund - Class 1B													
2016		74	$9.77	to	$9.93	$719	0.77%	0.60%	to	1.15%	-0.41%		
2015	7/7/2015	12		$9.81		$121	(d)		0.60%		(d)		
2014		(d)		(d)		(d)	(d)		(d)		(d)		
2013		(d)		(d)		(d)	(d)		(d)		(d)		
2012		(d)		(d)		(d)	(d)		(d)		(d)		
Putnam VT Income Fund - Class 1B													
2016		87		$9.81		$851	3.34%		0.60%		1.34%		
2015	7/7/2015	33		$9.68		$323	(d)		0.60%		(d)		
2014		(d)		(d)		(d)	(d)		(d)		(d)		
2013		(d)		(d)		(d)	(d)		(d)		(d)		
2012		(d)		(d)		(d)	(d)		(d)		(d)		
Putnam VT International Equity Fund - Class 1B													
2016	2/5/2016	—		$9.43		$4	(e)		0.60%		(e)		
2015		(e)		(e)		(e)	(e)		(e)		(e)		
2014		(e)		(e)		(e)	(e)		(e)		(e)		
2013		(e)		(e)		(e)	(e)		(e)		(e)		
2012		(e)		(e)		(e)	(e)		(e)		(e)		
Putnam VT International Value Fund - Class 1B													
2016	2/25/2016	1		$9.82		$8	(e)		0.60%		(e)		
2015		(e)		(e)		(e)	(e)		(e)		(e)		
2014		(e)		(e)		(e)	(e)		(e)		(e)		
2013		(e)		(e)		(e)	(e)		(e)		(e)		
2012		(e)		(e)		(e)	(e)		(e)		(e)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)
Putnam VT Investors Fund - Class 1B											
2016	3/14/2016	9		$11.07		$100	(e)		0.60%		(e)
2015		(e)		(e)		(e)	(e)		(e)		(e)
2014		(e)		(e)		(e)	(e)		(e)		(e)
2013		(e)		(e)		(e)	(e)		(e)		(e)
2012		(e)		(e)		(e)	(e)		(e)		(e)
Putnam VT Small Cap Value Fund - Class 1B											
2016		11		$11.90		$135	1.10%		0.60%		26.73%
2015	7/7/2015	8		$9.39		$78	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)
T. Rowe Price Blue Chip Growth Portfolio - II											
2016		208	$10.02	to	$10.26	$2,132	—	0.60%	to	1.15%	—
2015	7/7/2015	54		$10.26		$558	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)
T. Rowe Price Health Sciences Portfolio - II											
2016		240	$8.56	to	$9.53	$2,057	—	0.60%	to	1.15%	-11.20%
2015	7/7/2015	116		$9.64		$1,118	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)
MFS VIT Utilities Series Portfolio - Service Class											
2016		25		$9.28		$230	5.45%		0.60%		10.61%
2015	7/7/2015	5		$8.39		$45	(d)		0.60%		(d)
2014		(d)		(d)		(d)	(d)		(d)		(d)
2013		(d)		(d)		(d)	(d)		(d)		(d)
2012		(d)		(d)		(d)	(d)		(d)		(d)

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Balanced Portfolio - Class S													
2016		193	$12.64	to	$18.95	$3,255	1.50%	0.75%	to	2.00%	5.42%	to	6.82%
2015		224	$11.99	to	$17.74	$3,484	1.77%	0.75%	to	2.00%	-4.08%	to	-2.90%
2014		265	$12.50	to	$18.27	$4,179	1.42%	0.75%	to	2.00%	3.91%	to	5.18%
2013		319	$12.03	to	$17.37	$4,807	1.90%	0.75%	to	2.00%	13.92%	to	15.49%
2012		372	$10.56	to	$15.04	$4,876	2.90%	0.75%	to	2.00%	11.24%	to	12.66%
Voya Intermediate Bond Portfolio - Class A													
2016		312		$10.11		$3,155	2.09%		0.60%			3.27%	
2015	7/7/2015	88		$9.79		$861	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Intermediate Bond Portfolio - Class S													
2016		182,890	$12.23	to	$17.39	$2,706,288	2.17%	0.75%	to	2.35%	1.74%	to	3.39%
2015		205,762	$11.43	to	$16.82	$2,974,758	3.11%	0.75%	to	2.35%	-2.11%	to	-0.53%
2014		230,215	$11.66	to	$16.91	$3,376,542	4.61%	0.75%	to	2.35%	3.97%	to	5.69%
2013		78,899	$11.20	to	$16.00	$1,106,841	3.04%	0.75%	to	2.35%	-2.71%	to	-1.11%
2012		82,847	$11.50	to	$16.18	$1,185,574	4.24%	0.75%	to	2.60%	6.25%	to	8.30%
Voya Global Perspectives® Portfolio - Class A													
2016		13,105	$9.88	to	$10.81	$137,810	2.51%	0.60%	to	2.35%	3.96%	to	5.89%
2015		15,187	$9.33	to	$10.24	$152,601	2.40%	0.60%	to	2.35%	-5.92%	to	-4.66%
2014		18,392	$10.48	to	$10.74	$195,095	0.04%	0.95%	to	2.35%	1.35%	to	2.40%
2013	5/9/2013	2,340	$10.34	to	$10.41	$24,351	(b)	1.40%	to	2.35%		(b)	
2012		(b)		(b)		(b)	(b)	(b)				(b)	
Voya Government Liquid Assets Portfolio - Service Class													
2016		33,048	$8.74	to	$18.44	$446,968	—	0.75%	to	2.35%	-2.24%	to	-0.65%
2015		36,642	$8.72	to	$18.56	$503,179	—	0.75%	to	2.35%	-2.30%	to	-0.75%
2014		39,812	$8.77	to	$18.70	$558,683	—	0.75%	to	2.35%	-2.35%	to	-0.74%
2013		48,160	$8.97	to	$18.84	$685,459	—	0.75%	to	2.35%	-2.29%	to	-0.74%
2012		57,672	$9.17	to	$18.98	$822,755	—	0.75%	to	2.35%	-2.44%	to	-0.73%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Government Liquid Assets Portfolio - Service 2 Class													
2016		1,083	$8.84	to	$9.99	$10,116	—	0.60%	to	2.20%	-2.10%	to	-0.50%
2015		1,064	$9.03	to	$9.95	$9,975	—	0.60%	to	2.20%	-2.17%	to	-1.42%
2014		812	$9.23	to	$9.87	$7,703	—	1.40%	to	2.20%	-2.22%	to	-1.40%
2013		1,211	$9.43	to	$10.01	$11,692	—	1.40%	to	2.20%	-2.18%	to	-1.38%
2012		1,568	$9.63	to	$10.15	$15,419	—	1.40%	to	2.20%	-2.23%	to	-1.36%
Voya High Yield Portfolio - Adviser Class													
2016		37		$10.83		$395	5.87%		0.60%			13.52%	
2015	7/7/2015	2		$9.54		$24	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Voya High Yield Portfolio - Service Class													
2016		19,111	$16.28	to	$21.52	$366,188	6.65%	0.75%	to	2.35%	11.90%	to	13.71%
2015		21,065	$11.89	to	$18.95	$358,773	6.08%	0.75%	to	2.35%	-4.31%	to	-2.74%
2014		25,246	$12.38	to	$19.51	$446,912	6.31%	0.75%	to	2.35%	-1.21%	to	0.43%
2013		29,793	$12.49	to	$19.46	$531,257	5.82%	0.75%	to	2.35%	3.15%	to	4.81%
2012		34,403	$12.07	to	$19.25	$590,727	6.55%	0.50%	to	2.60%	11.03%	to	13.44%
Voya Large Cap Growth Portfolio - Adviser Class													
2016		104,566	$10.22	to	$16.18	$1,615,163	—	0.60%	to	2.35%	0.94%	to	2.71%
2015		121,674	$9.95	to	$15.78	$1,851,133	0.01%	0.60%	to	2.35%	3.19%	to	4.92%
2014		139,756	$14.40	to	$15.04	$2,047,691	0.07%	0.75%	to	2.35%	10.43%	to	12.16%
2013		163,684	$13.04	to	$13.41	$2,158,334	0.35%	0.75%	to	2.35%	27.22%	to	29.32%
2012	4/30/2012	184,662	$10.23	to	$10.37	$1,901,279	(a)	0.75%	to	2.60%		(a)	
Voya Large Cap Growth Portfolio - Institutional Class													
2016		7	$11.47	to	$11.64	$80	0.55%	0.75%	to	1.35%	2.50%	to	3.10%
2015		7	$11.19	to	$11.29	$79	—	0.75%	to	1.35%	4.97%	to	5.61%
2014	7/18/2014	8	$10.66	to	$10.69	$87	(c)	0.75%	to	1.35%		(c)	
2013		(c)		(c)		(c)	(c)		(c)			(c)	
2012		(c)		(c)		(c)	(c)		(c)			(c)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Growth Portfolio - Service Class													
2016		57,036	$11.40	to	$28.48	$1,372,933	0.30%	0.75%	to	2.35%	1.23%	to	2.93%
2015		67,409	$11.14	to	$27.67	$1,592,102	0.36%	0.75%	to	2.35%	3.62%	to	5.34%
2014		79,906	$10.65	to	$26.28	$1,810,256	0.22%	0.75%	to	2.35%	10.72%	to	12.50%
2013		47,336	$18.47	to	$23.36	$966,897	0.70%	0.75%	to	2.60%	27.56%	to	29.63%
2012		13,596	$14.48	to	$18.02	$214,540	0.47%	0.75%	to	2.35%	15.01%	to	16.94%
Voya Large Cap Growth Portfolio - Service 2 Class													
2016		620	$21.47	to	$24.65	$14,453	0.12%	1.40%	to	2.20%	1.32%	to	2.15%
2015		722	$21.19	to	$24.13	$16,548	0.25%	1.40%	to	2.20%	3.57%	to	4.41%
2014		837	$20.46	to	$23.11	$18,447	0.02%	1.40%	to	2.20%	10.77%	to	11.64%
2013		52	$18.47	to	$20.70	$1,017	0.32%	1.40%	to	2.20%	27.47%	to	28.57%
2012		56	$14.49	to	$16.10	$856	0.49%	1.40%	to	2.20%	15.09%	to	16.08%
Voya Large Cap Value Portfolio - Adviser Class													
2016		28		$10.49		$298	2.44%		0.60%			12.55%	
2015	7/7/2015	11		$9.32		$101	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Large Cap Value Portfolio - Service Class													
2016		54,367	$12.63	to	$17.14	$884,391	2.06%	0.75%	to	2.35%	10.88%	to	12.77%
2015		64,822	$11.27	to	$15.23	$945,068	1.67%	0.75%	to	2.35%	-6.84%	to	-5.38%
2014		64,564	$11.98	to	$16.11	$1,004,251	2.06%	0.75%	to	2.35%	7.12%	to	8.93%
2013		40,153	$11.07	to	$14.82	$579,266	0.86%	0.75%	to	2.35%	27.61%	to	29.48%
2012		6,830	$11.12	to	$11.45	$76,880	2.34%	0.90%	to	2.35%	11.65%	to	13.37%
Voya Limited Maturity Bond Portfolio - Service Class													
2016		1,437	$9.91	to	$28.97	$30,117	1.25%	0.50%	to	2.25%	-1.01%	to	0.77%
2015		1,661	$9.99	to	$28.75	$34,939	0.95%	0.50%	to	2.25%	-1.71%	to	0.07%
2014		1,963	$10.14	to	$28.73	$41,765	0.68%	0.50%	to	2.25%	-1.57%	to	0.17%
2013		2,355	$10.27	to	$28.68	$50,546	0.88%	0.50%	to	2.25%	-1.55%	to	0.21%
2012		2,884	$10.41	to	$28.62	$62,727	0.78%	0.50%	to	2.25%	-0.79%	to	0.99%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Multi-Manager Large Cap Core Portfolio - Service Class													
2016		3,122	$15.25	to	$19.90	$55,266	1.88%	0.75%	to	2.35%	5.98%	to	7.68%
2015		3,570	$14.22	to	$18.48	$59,262	0.73%	0.75%	to	2.35%	-2.88%	to	-1.28%
2014		3,824	$14.47	to	$18.72	$65,012	1.04%	0.75%	to	2.35%	12.28%	to	14.08%
2013		3,566	$12.73	to	$16.41	$53,705	0.70%	0.75%	to	2.35%	27.23%	to	29.31%
2012		3,858	$9.88	to	$12.69	$45,382	1.26%	0.75%	to	2.35%	7.69%	to	9.49%
Voya Retirement Conservative Portfolio - Adviser Class													
2016		39,620	$9.87	to	$10.94	$409,091	1.61%	0.60%	to	2.35%	2.17%	to	4.02%
2015		39,015	$9.66	to	$10.55	$392,007	1.46%	0.60%	to	2.35%	-3.11%	to	-1.77%
2014		42,094	$9.97	to	$10.74	$433,936	3.02%	0.95%	to	2.35%	3.42%	to	4.88%
2013		49,552	$9.64	to	$10.24	$491,016	3.35%	0.95%	to	2.35%	1.90%	to	3.43%
2012		60,572	$9.46	to	$9.90	$584,925	2.99%	0.95%	to	2.35%	5.35%	to	6.92%
Voya Retirement Growth Portfolio - Adviser Class													
2016		232,028	$10.08	to	$14.36	$3,147,521	2.19%	0.60%	to	2.35%	4.77%	to	6.67%
2015		269,574	$9.45	to	$13.51	$3,468,340	1.64%	0.60%	to	2.35%	-4.33%	to	-2.95%
2014		307,066	$12.93	to	$13.92	$4,103,107	1.65%	0.95%	to	2.35%	2.86%	to	4.28%
2013		350,342	$12.57	to	$13.35	$4,522,383	1.85%	0.95%	to	2.35%	15.85%	to	17.62%
2012		380,195	$10.76	to	$11.35	$4,208,491	2.39%	0.95%	to	2.60%	10.02%	to	11.83%
Voya Retirement Moderate Growth Portfolio - Adviser Class													
2016		157,892	$10.11	to	$14.37	$2,142,739	2.15%	0.60%	to	2.35%	4.26%	to	6.20%
2015		183,829	$9.52	to	$13.58	$2,378,233	1.61%	0.60%	to	2.35%	-3.86%	to	-2.58%
2014		206,503	$12.94	to	$13.94	$2,763,243	1.64%	0.95%	to	2.35%	3.19%	to	4.73%
2013		233,805	$12.41	to	$13.31	$3,012,105	2.07%	0.95%	to	2.60%	12.72%	to	14.64%
2012		251,860	$11.01	to	$11.61	$2,852,881	2.58%	0.95%	to	2.60%	8.69%	to	10.48%
Voya Retirement Moderate Portfolio - Adviser Class													
2016		87,858	$10.05	to	$13.73	$1,140,762	1.96%	0.60%	to	2.35%	3.25%	to	5.13%
2015		101,168	$9.56	to	$13.10	$1,263,660	0.85%	0.60%	to	2.35%	-3.85%	to	-2.53%
2014		115,102	$12.48	to	$13.44	$1,486,439	2.92%	0.95%	to	2.35%	2.80%	to	4.27%
2013		131,903	$12.14	to	$12.89	$1,646,445	2.70%	0.95%	to	2.35%	7.43%	to	8.98%
2012		144,592	$11.21	to	$11.83	$1,668,464	3.17%	0.95%	to	2.60%	7.38%	to	9.23%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class													
2016		51	$9.79			$504	—	0.60%			2.73%		
2015	7/7/2015	23	$9.53			$215	(d)	0.60%			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
VY® BlackRock Inflation Protected Bond Portfolio - Service Class													
2016		16,576	$10.57	to	$11.98	$184,145	—	0.75%	to	2.35%	1.24%	to	2.83%
2015		17,877	$10.44	to	$11.65	$195,137	1.29%	0.75%	to	2.35%	-4.92%	to	-3.32%
2014		20,607	$10.98	to	$12.05	$234,867	1.34%	0.75%	to	2.35%	0.09%	to	1.77%
2013		25,733	$10.97	to	$11.84	$291,031	—	0.75%	to	2.35%	-10.81%	to	-9.41%
2012		45,124	$12.19	to	$13.07	$568,856	0.67%	0.75%	to	2.60%	3.80%	to	5.57%
VY® Clarion Global Real Estate Portfolio - Adviser Class													
2016		66	$9.34			$616	0.96%	0.60%			-0.32%		
2015	7/7/2015	15	$9.37			$145	(d)	0.60%			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
VY® Clarion Global Real Estate Portfolio - Service Class													
2016		6,167	$10.98	to	$14.55	$81,615	1.11%	0.75%	to	2.35%	-1.73%	to	-0.17%
2015		7,173	$11.06	to	$14.60	$96,023	2.99%	0.75%	to	2.35%	-4.00%	to	-2.36%
2014		8,280	$11.41	to	$14.99	$114,698	1.11%	0.75%	to	2.35%	11.16%	to	12.93%
2013		9,614	$10.16	to	$13.29	$119,039	5.50%	0.75%	to	2.35%	1.27%	to	2.94%
2012		10,755	$9.93	to	$12.94	$130,676	0.55%	0.75%	to	2.35%	22.73%	to	24.79%
VY® Clarion Global Real Estate Portfolio - Service 2 Class													
2016		75	$12.49	to	$13.63	$979	0.93%	1.40%	to	2.20%	-1.81%	to	-0.94%
2015		92	$12.72	to	$13.76	$1,206	2.66%	1.40%	to	2.20%	-4.00%	to	-3.23%
2014		110	$13.25	to	$14.22	$1,505	0.98%	1.40%	to	2.20%	11.15%	to	12.06%
2013		142	$11.92	to	$12.69	$1,749	5.37%	1.40%	to	2.20%	1.27%	to	2.09%
2012		160	$11.77	to	$12.43	$1,935	0.37%	1.40%	to	2.20%	22.73%	to	23.68%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Real Estate Portfolio - Adviser Class													
2016		59	$10.04	to	$10.64	$589	1.45%	0.60%	to	1.15%	3.19%		
2015	7/7/2015	9		$9.73		$83	(d)		0.60%		(d)		
2014		(d)		(d)		(d)	(d)		(d)		(d)		
2013		(d)		(d)		(d)	(d)		(d)		(d)		
2012		(d)		(d)		(d)	(d)		(d)		(d)		
VY® Clarion Real Estate Portfolio - Service Class													
2016		2,181	$17.60	to	$143.11	$182,844	1.57%	0.50%	to	2.35%	1.77%	to	3.73%
2015		2,598	$17.05	to	$137.97	$214,739	1.31%	0.50%	to	2.35%	0.52%	to	2.43%
2014		3,046	$16.09	to	$134.70	$250,745	1.38%	0.50%	to	2.35%	26.80%	to	29.23%
2013		3,853	$12.06	to	$104.23	$246,851	1.34%	0.50%	to	2.35%	-0.33%	to	1.54%
2012		4,386	$12.07	to	$102.65	$283,259	0.99%	0.50%	to	2.60%	12.57%	to	14.96%
VY® Clarion Real Estate Portfolio - Service 2 Class													
2016		492	$19.52	to	$37.31	$14,584	1.44%	1.40%	to	2.20%	1.77%	to	2.61%
2015		583	$19.18	to	$36.36	$17,040	1.15%	1.40%	to	2.20%	0.52%	to	1.37%
2014		669	$19.08	to	$35.87	$19,323	1.24%	1.40%	to	2.20%	26.95%	to	27.92%
2013		808	$15.03	to	$28.04	$18,629	1.24%	1.40%	to	2.20%	-0.40%	to	0.43%
2012		872	$15.09	to	$27.92	$20,237	0.89%	1.40%	to	2.20%	12.86%	to	13.77%
VY® FMR® Diversified Mid Cap Portfolio - Adviser Class													
2016		21		$10.24		$218	0.31%		0.60%		10.70%		
2015	7/7/2015	5		$9.25		$43	(d)		0.60%		(d)		
2014		(d)		(d)		(d)	(d)		(d)		(d)		
2013		(d)		(d)		(d)	(d)		(d)		(d)		
2012		(d)		(d)		(d)	(d)		(d)		(d)		
VY® FMR® Diversified Mid Cap Portfolio - Service Class													
2016		20,187	$16.61	to	$28.14	$487,288	0.53%	0.80%	to	2.35%	9.14%	to	10.87%
2015		23,750	$13.76	to	$25.40	$522,656	0.16%	0.80%	to	2.35%	-3.95%	to	-2.47%
2014		27,153	$14.31	to	$26.06	$619,013	0.23%	0.80%	to	2.35%	3.51%	to	5.20%
2013		31,336	$13.81	to	$24.80	$686,993	0.46%	0.80%	to	2.35%	32.84%	to	34.92%
2012		36,325	$10.38	to	$19.33	$596,317	0.60%	0.50%	to	2.35%	11.94%	to	14.04%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® FMR® Diversified Mid Cap Portfolio - Service 2 Class													
2016		832	$20.42	to	$33.26	$23,797	0.39%	1.40%	to	2.20%	9.14%	to	10.06%
2015		1,011	$18.71	to	$30.22	$26,350	0.03%	1.40%	to	2.20%	-3.95%	to	-3.17%
2014		1,165	$19.48	to	$31.21	$31,292	0.18%	1.40%	to	2.20%	3.51%	to	4.35%
2013		1,370	$18.82	to	$29.91	$35,504	0.32%	1.40%	to	2.20%	32.91%	to	34.01%
2012		1,542	$14.16	to	$22.32	$30,178	0.49%	1.40%	to	2.20%	11.85%	to	12.78%
VY® Franklin Income Portfolio - Adviser Class													
2016		45		$10.58		$471	6.02%		0.60%			14.63%	
2015	7/7/2015	29		$9.23		$265	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
VY® Franklin Income Portfolio - Service Class													
2016		26,115	$13.57	to	$16.24	$388,268	6.34%	0.95%	to	2.60%	12.61%	to	14.61%
2015		29,930	$11.69	to	$14.18	$391,639	4.70%	0.95%	to	2.60%	-8.78%	to	-7.26%
2014		36,702	$12.77	to	$15.30	$522,208	3.98%	0.95%	to	2.60%	2.24%	to	4.02%
2013		37,987	$12.44	to	$14.72	$524,291	5.05%	0.95%	to	2.60%	11.67%	to	13.52%
2012		39,474	$11.10	to	$12.97	$483,680	5.97%	0.95%	to	2.60%	9.67%	to	11.55%
VY® Franklin Income Portfolio - Service 2 Class													
2016		528	$13.95	to	$15.22	$7,703	6.39%	1.40%	to	2.20%	12.96%	to	13.92%
2015		604	$12.35	to	$13.36	$7,767	4.34%	1.40%	to	2.20%	-8.59%	to	-7.86%
2014		785	$13.51	to	$14.50	$10,974	3.81%	1.40%	to	2.20%	2.50%	to	3.35%
2013		775	$13.18	to	$14.03	$10,547	4.59%	1.40%	to	2.20%	11.88%	to	12.78%
2012		846	$11.78	to	$12.44	$10,259	5.73%	1.40%	to	2.20%	9.99%	to	10.97%
VY® Invesco Growth and Income Portfolio - Adviser Class													
2016		31		$11.33		$348	2.12%		0.60%			18.76%	
2015	7/7/2015	14		$9.54		$136	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Growth and Income Portfolio - Service Class													
2016		9,221	$16.81	to	$63.99	$394,630	2.07%	0.50%	to	2.35%	17.13%	to	19.32%
2015		9,454	$13.57	to	$53.63	$357,745	3.20%	0.50%	to	2.35%	-5.23%	to	-3.42%
2014		10,718	$14.22	to	$55.53	$428,723	1.16%	0.50%	to	2.35%	7.52%	to	9.57%
2013		12,404	$13.14	to	$50.68	$459,576	1.33%	0.50%	to	2.35%	30.77%	to	33.23%
2012		13,206	$9.98	to	$38.04	$373,644	1.88%	0.50%	to	2.35%	11.85%	to	13.99%
VY® Invesco Growth and Income Portfolio - Service 2 Class													
2016		1,578	$18.27	to	$27.34	$37,281	2.11%	1.40%	to	2.20%	17.19%	to	18.10%
2015		1,870	$15.59	to	$23.15	$37,776	3.06%	1.40%	to	2.20%	-5.23%	to	-4.46%
2014		2,100	$16.45	to	$24.23	$44,565	0.99%	1.40%	to	2.20%	7.52%	to	8.41%
2013		2,503	$15.30	to	$22.35	$49,490	1.21%	1.40%	to	2.20%	30.77%	to	31.86%
2012		2,943	$11.70	to	$16.95	$44,647	1.68%	1.40%	to	2.20%	11.85%	to	12.77%
VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class													
2016		32		$9.15		$289	0.73%		0.60%			12.00%	
2015	7/7/2015	7		$8.17		$57	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class													
2016		16,934	$7.82	to	$22.24	$305,304	1.23%	0.75%	to	2.35%	10.25%	to	12.08%
2015		19,160	$7.05	to	$19.85	$311,161	1.20%	0.75%	to	2.35%	-17.64%	to	-16.27%
2014		21,644	$8.19	to	$23.77	$425,807	0.95%	0.75%	to	2.35%	-1.44%	to	0.21%
2013		24,962	$8.30	to	$23.74	$496,586	0.83%	0.75%	to	2.35%	-7.92%	to	-6.44%
2012		26,345	$9.00	to	$25.39	$565,548	—	0.75%	to	2.60%	16.04%	to	18.22%
VY® JPMorgan Emerging Markets Equity Portfolio - Service 2 Class													
2016		502	$17.97	to	$30.26	$12,192	1.03%	1.40%	to	2.20%	10.38%	to	11.29%
2015		612	$16.28	to	$27.19	$13,503	0.99%	1.40%	to	2.20%	-17.82%	to	-17.13%
2014		708	$19.81	to	$32.81	$18,782	0.79%	1.40%	to	2.20%	-1.39%	to	-0.64%
2013		839	$20.09	to	$33.02	$22,743	0.72%	1.40%	to	2.20%	-7.97%	to	-7.20%
2012		914	$21.83	to	$35.58	$26,943	—	1.40%	to	2.20%	16.30%	to	17.23%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class													
2016		39	$11.00			$429	0.24%	0.60%			20.48%		
2015	7/7/2015	18	$9.13			$168	(d)	0.60%			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class													
2016		9,725	$21.34	to	$32.53	$271,473	0.48%	0.90%	to	2.35%	18.75%	to	20.53%
2015		11,229	$17.97	to	$26.99	$262,680	0.21%	0.90%	to	2.35%	-5.97%	to	-4.56%
2014		11,915	$18.45	to	$28.28	$294,822	0.34%	0.90%	to	2.35%	5.81%	to	7.37%
2013		14,701	$17.41	to	$26.34	$340,857	0.75%	0.90%	to	2.60%	35.35%	to	37.69%
2012		13,087	$12.81	to	$19.13	$223,964	0.17%	0.90%	to	2.60%	15.58%	to	17.65%
VY® JPMorgan Small Cap Core Equity Portfolio - Service 2 Class													
2016		947	$21.33	to	$35.73	$28,174	0.31%	1.40%	to	2.20%	18.76%	to	19.70%
2015		1,134	$17.96	to	$29.85	$28,391	0.05%	1.40%	to	2.20%	-6.02%	to	-5.21%
2014		1,288	$19.11	to	$31.49	$34,126	0.18%	1.40%	to	2.20%	5.87%	to	6.71%
2013		1,527	$18.05	to	$29.51	$38,368	0.63%	1.40%	to	2.20%	35.71%	to	36.81%
2012		1,788	$13.30	to	$21.57	$33,170	0.01%	1.40%	to	2.20%	15.85%	to	16.85%
VY® Morgan Stanley Global Franchise Portfolio - Adviser Class													
2016		95	$10.67			$1,011	1.28%	0.60%			4.30%		
2015	7/7/2015	10	$10.23			$105	(d)	0.60%			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
VY® Morgan Stanley Global Franchise Portfolio - Service Class													
2016		11,469	$16.13	to	$30.43	$293,868	1.28%	0.90%	to	2.35%	2.84%	to	4.36%
2015		12,600	$15.58	to	$29.16	$313,634	1.81%	0.90%	to	2.35%	3.86%	to	5.39%
2014		13,839	$14.33	to	$27.67	$329,736	1.70%	0.90%	to	2.35%	1.81%	to	3.32%
2013		16,170	$14.06	to	$26.78	$378,364	2.10%	0.90%	to	2.35%	16.60%	to	18.34%
2012		17,853	$12.04	to	$22.63	$357,517	1.74%	0.90%	to	2.35%	13.03%	to	14.76%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Morgan Stanley Global Franchise Portfolio - Service 2 Class													
2016		1,689	$21.02	to	$29.77	43,417	1.12%	1.40%	to	2.20%	2.84%	to	3.69%
2015		1,967	$20.44	to	$28.71	49,185	1.70%	1.40%	to	2.20%	3.86%	to	4.67%
2014		2,220	$19.68	to	$27.43	53,341	1.56%	1.40%	to	2.20%	1.81%	to	2.66%
2013		2,604	$19.33	to	$26.72	61,552	1.92%	1.40%	to	2.20%	16.66%	to	17.66%
2012		2,939	$16.57	to	$22.71	59,526	1.54%	1.40%	to	2.20%	13.03%	to	13.89%
VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class													
2016		1,823	$10.10	to	$10.75	19,599	1.60%	0.60%	to	1.15%		6.97%	
2015	7/7/2015	580		$10.05		5,827	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class													
2016		46,595	$17.05	to	$103.30	2,644,523	1.31%	0.75%	to	2.35%	5.52%	to	7.27%
2015		50,166	$16.14	to	$96.38	2,707,496	1.26%	0.75%	to	2.35%	2.78%	to	4.44%
2014		53,376	$15.69	to	$92.34	2,815,358	1.28%	0.75%	to	2.35%	9.49%	to	11.31%
2013		58,165	$14.31	to	$82.99	2,811,421	1.11%	0.75%	to	2.35%	19.39%	to	21.29%
2012		60,087	$11.95	to	$68.46	2,461,428	1.57%	0.75%	to	2.60%	11.48%	to	13.62%
VY® T. Rowe Price Capital Appreciation Portfolio - Service 2 Class													
2016		2,397	$19.89	to	$30.61	63,009	1.11%	1.40%	to	2.20%	5.52%	to	6.32%
2015		2,841	$18.85	to	$28.79	70,737	1.08%	1.40%	to	2.20%	2.78%	to	3.64%
2014		3,244	$18.34	to	$27.78	78,024	1.12%	1.40%	to	2.20%	9.49%	to	10.41%
2013		3,686	$16.75	to	$25.16	81,130	0.93%	1.40%	to	2.20%	19.30%	to	20.27%
2012		4,186	$14.04	to	$20.92	77,162	1.46%	1.40%	to	2.20%	11.87%	to	12.78%
VY® T. Rowe Price Equity Income Portfolio - Adviser Class													
2016		34		$10.84		370	2.66%		0.60%			17.57%	
2015	7/7/2015	14		$9.22		128	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® T. Rowe Price Equity Income Portfolio - Service Class													
2016		14,382	$15.68	to	$65.58	$564,297	2.18%	0.50%	to	2.35%	16.00%	to	18.18%
2015		15,694	$12.22	to	$55.49	$533,538	1.99%	0.50%	to	2.35%	-9.07%	to	-7.36%
2014		17,930	$13.43	to	$59.90	$671,155	1.79%	0.50%	to	2.35%	4.93%	to	6.91%
2013		20,605	$12.78	to	$56.03	$744,561	1.63%	0.50%	to	2.35%	26.71%	to	29.10%
2012		22,522	$10.36	to	$43.40	$645,207	1.94%	0.50%	to	2.45%	14.30%	to	16.64%
VY® T. Rowe Price Equity Income Portfolio - Service 2 Class													
2016		974	$16.17	to	$23.98	$20,422	2.03%	1.40%	to	2.20%	16.00%	to	16.92%
2015		1,117	$13.94	to	$20.51	$20,224	1.93%	1.40%	to	2.20%	-9.13%	to	-8.36%
2014		1,235	$15.34	to	$22.38	$24,490	1.69%	1.40%	to	2.20%	4.92%	to	5.82%
2013		1,407	$14.62	to	$21.15	$26,577	1.49%	1.40%	to	2.20%	26.80%	to	27.79%
2012		1,624	$11.53	to	$16.55	$24,314	1.88%	1.40%	to	2.20%	14.27%	to	15.25%
VY® T. Rowe Price International Stock Portfolio - Adviser Class													
2016		14		$9.34		$128	1.75%		0.60%			0.97%	
2015	7/7/2015	3		$9.25		$23	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
VY® T. Rowe Price International Stock Portfolio - Service Class													
2016		9,527	$8.94	to	$15.84	$134,555	1.44%	0.75%	to	2.60%	-0.69%	to	1.18%
2015		10,572	$8.90	to	$15.69	$148,903	0.99%	0.75%	to	2.60%	-3.55%	to	-1.69%
2014		11,066	$8.42	to	$15.98	$160,492	1.20%	0.75%	to	2.60%	-3.64%	to	-1.86%
2013		9,776	$8.71	to	$16.31	$146,227	1.05%	0.75%	to	2.60%	11.35%	to	13.51%
2012		10,865	$7.79	to	$14.39	$144,821	0.28%	0.75%	to	2.60%	15.60%	to	17.87%
VY® Templeton Global Growth Portfolio - Service Class													
2016		6,915	$12.04	to	$35.00	$177,409	3.58%	0.80%	to	2.35%	8.29%	to	9.99%
2015		8,138	$10.98	to	$31.82	$192,255	2.69%	0.80%	to	2.35%	-9.71%	to	-8.30%
2014		9,354	$11.12	to	$34.70	$243,688	1.20%	0.80%	to	2.35%	-5.05%	to	-3.53%
2013		10,655	$11.70	to	$35.97	$290,506	1.56%	0.80%	to	2.35%	27.53%	to	29.57%
2012		11,449	$9.16	to	$27.76	$243,263	1.84%	0.80%	to	2.35%	18.96%	to	20.75%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Templeton Global Growth Portfolio - Service 2 Class													
2016		159	$13.59	to	$21.96	$2,979	3.61%	1.40%	to	2.20%	8.29%	to	9.15%
2015		197	$12.55	to	$20.12	$3,400	2.51%	1.40%	to	2.20%	-9.78%	to	-9.00%
2014		263	$13.91	to	$22.11	$4,879	1.11%	1.40%	to	2.20%	-5.12%	to	-4.33%
2013		295	$14.66	to	$23.11	$5,903	1.56%	1.40%	to	2.20%	27.59%	to	28.60%
2012		295	$11.49	to	$17.97	$4,627	1.76%	1.40%	to	2.20%	18.94%	to	19.88%
Voya Diversified International Fund - Class R													
2016		7	$8.95	to	$9.52	$68	—	0.75%	to	1.35%	-1.54%	to	-0.94%
2015		8	$9.09	to	$9.61	$75	1.30%	0.75%	to	1.35%	-2.88%	to	-2.24%
2014		8	$9.36	to	$9.83	$79	3.14%	0.75%	to	1.35%	-7.87%	to	-7.35%
2013		11	$10.16	to	$10.61	$112	—	0.75%	to	1.35%	14.67%	to	15.33%
2012		11	$8.86	to	$9.20	$100	1.75%	0.75%	to	1.35%	15.97%	to	16.60%
Voya Global Bond Portfolio - Adviser Class													
2016		20		$10.05		$201	1.60%		0.60%			5.24%	
2015	07/07/2015	5		$9.55		$49	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Global Bond Portfolio - Service Class													
2016		285	$13.03	to	$13.99	$3,875	1.57%	0.75%	to	1.35%	4.57%	to	5.19%
2015		319	$12.46	to	$13.30	$4,143	—	0.75%	to	1.35%	-5.82%	to	-5.20%
2014		403	$13.23	to	$14.03	$5,526	0.54%	0.75%	to	1.35%	-1.19%	to	-0.57%
2013		480	$13.39	to	$14.11	$6,644	1.83%	0.75%	to	1.35%	-5.57%	to	-4.98%
2012		587	$14.18	to	$14.85	$8,567	5.78%	0.75%	to	1.35%	6.22%	to	6.83%
Voya Solution 2025 Portfolio - Adviser Class													
2016		35		$10.07		$356	2.86%		0.60%			4.90%	
2015	7/7/2015	4		$9.60		$40	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2025 Portfolio - Service Class													
2016		983	$14.95	to	$16.04	$15,258	2.11%	0.75%	to	1.35%	4.47%	to	5.04%
2015		1,111	$14.31	to	$15.27	$16,464	3.15%	0.75%	to	1.35%	-1.45%	to	-0.84%
2014		1,220	$14.52	to	$15.40	$18,263	2.02%	0.75%	to	1.35%	4.16%	to	4.83%
2013		1,227	$13.94	to	$14.69	$17,579	2.21%	0.75%	to	1.35%	14.73%	to	15.40%
2012		1,318	$12.15	to	$12.73	$16,392	2.73%	0.75%	to	1.35%	11.88%	to	12.65%
Voya Solution 2035 Portfolio - Adviser Class													
2016		4		$10.01		$43	2.16%		0.60%			5.37%	
2015	7/7/2015	2		$9.50		$20	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Solution 2035 Portfolio - Service Class													
2016		495	$15.65	to	$16.80	$8,012	2.03%	0.75%	to	1.35%	4.82%	to	5.46%
2015		541	$14.93	to	$15.93	$8,332	3.19%	0.75%	to	1.35%	-1.84%	to	-1.24%
2014		605	$15.21	to	$16.13	$9,463	1.98%	0.75%	to	1.35%	4.25%	to	4.88%
2013		647	$14.59	to	$15.38	$9,672	1.88%	0.75%	to	1.35%	18.71%	to	19.50%
2012		749	$12.29	to	$12.87	$9,408	2.26%	0.75%	to	1.35%	13.59%	to	14.20%
Voya Solution 2045 Portfolio - Adviser Class													
2016		3		$9.97		$25	0.95%		0.60%			5.50%	
2015	7/7/2015	1		$9.45		$13	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Solution 2045 Portfolio - Service Class													
2016		56	$16.05	to	$17.23	$908	1.58%	0.75%	to	1.35%	4.97%	to	5.58%
2015		61	$15.29	to	$16.32	$956	3.08%	0.75%	to	1.35%	-2.30%	to	-1.69%
2014		62	$15.65	to	$16.60	$989	1.76%	0.75%	to	1.35%	4.68%	to	5.33%
2013		84	$14.95	to	$15.76	$1,278	1.64%	0.75%	to	1.35%	21.74%	to	22.55%
2012		103	$12.28	to	$12.86	$1,283	1.82%	0.75%	to	1.35%	13.91%	to	14.51%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution 2055 Portfolio - Adviser Class													
2016		—	$9.97			$1	1.14%	0.60%			5.50%		
2015	7/7/2015	—	$9.45			$1	(d)	0.60%			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
Voya Solution Income Portfolio - Adviser Class													
2016		66	$10.04			$662	1.50%	0.60%			3.61%		
2015	7/7/2015	24	$9.69			$231	(d)	0.60%			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
Voya Solution Income Portfolio - Service Class													
2016		1,147	$13.97	to	$15.00	$16,646	1.09%	0.75%	to	1.35%	3.02%	to	3.66%
2015		1,242	$13.56	to	$14.47	$17,422	1.39%	0.75%	to	1.35%	-1.24%	to	-0.62%
2014		416	$13.73	to	$14.56	$5,899	2.56%	0.75%	to	1.35%	4.33%	to	4.97%
2013		460	$13.16	to	$13.87	$6,221	3.29%	0.75%	to	1.35%	5.53%	to	6.12%
2012		460	$12.47	to	$13.07	$5,875	4.51%	0.75%	to	1.35%	8.25%	to	9.01%
Voya Solution Moderately Aggressive Portfolio - Service Class													
2016		63,965	$9.91	to	$10.13	$640,172	1.19%	0.75%	to	2.35%	3.76%	to	5.41%
2015	8/14/2015	72,872	$9.55	to	$9.62	$698,643	(d)	0.75%	to	2.35%		(d)	
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
VY® American Century Small-Mid Cap Value Portfolio - Adviser Class													
2016		57	$11.69			$671	1.25%	0.60%			22.92%		
2015	7/7/2015	11	$9.51			$102	(d)	0.60%			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
2016		73	$33.99	to	$37.56	$2,711	1.35%	0.75%	to	1.35%	22.38%	to	23.15%
2015		63	$27.71	to	$30.58	$1,898	1.55%	0.75%	to	1.35%	-3.08%	to	-2.48%
2014		72	$28.51	to	$31.44	$2,219	1.29%	0.75%	to	1.35%	10.99%	to	11.61%
2013		71	$25.63	to	$28.23	$1,968	1.16%	0.75%	to	1.35%	29.57%	to	30.42%
2012		85	$19.73	to	$21.71	$1,828	1.05%	0.75%	to	1.35%	14.75%	to	15.45%
VY® Baron Growth Portfolio - Adviser Class													
2016		55		$9.38		$517	—		0.60%			4.45%	
2015	7/7/2015	29		$8.98		$262	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
VY® Baron Growth Portfolio - Service Class													
2016		14,489	$17.24	to	$31.33	$288,979	—	0.75%	to	2.35%	2.86%	to	4.54%
2015		17,585	$15.85	to	$29.97	$338,720	0.24%	0.75%	to	2.35%	-7.28%	to	-5.73%
2014		20,500	$16.33	to	$31.79	$423,203	0.07%	0.75%	to	2.35%	1.91%	to	3.55%
2013		25,234	$16.01	to	$30.70	$507,090	1.29%	0.75%	to	2.35%	35.59%	to	37.79%
2012		23,792	$11.79	to	$22.28	$351,077	—	0.75%	to	2.60%	16.58%	to	18.76%
VY® Columbia Contrarian Core Portfolio - Adviser Class													
2016		104		$10.65		$1,104	3.38%		0.60%			7.47%	
2015	7/7/2015	64		$9.91		$632	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
VY® Columbia Contrarian Core Portfolio - Service Class													
2016		16,645	$14.30	to	$22.62	$263,008	3.36%	0.75%	to	2.60%	5.54%	to	7.59%
2015		18,535	$13.55	to	$21.08	$275,055	0.84%	0.75%	to	2.60%	0.30%	to	2.21%
2014		20,357	$13.14	to	$20.67	$298,555	0.79%	0.75%	to	2.60%	9.93%	to	12.01%
2013		22,276	$11.92	to	$18.51	$294,606	1.39%	0.75%	to	2.60%	31.24%	to	33.74%
2012		24,498	$9.05	to	$13.88	$244,764	0.29%	0.75%	to	2.60%	9.35%	to	11.42%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Columbia Small Cap Value II Portfolio - Adviser Class													
2016		40	$11.01	to	$11.42	$456	0.07%	0.60%	to	1.15%	22.66%		
2015	7/7/2015	18		$9.31		$172	(d)		0.60%		(d)		
2014		(d)		(d)		(d)	(d)		(d)		(d)		
2013		(d)		(d)		(d)	(d)		(d)		(d)		
2012		(d)		(d)		(d)	(d)		(d)		(d)		
VY® Columbia Small Cap Value II Portfolio - Service Class													
2016		6,342	$16.27	to	$20.67	$110,405	0.25%	0.95%	to	2.35%	20.79%	to	22.51%
2015		7,507	$13.47	to	$16.88	$107,497	0.32%	0.95%	to	2.35%	-5.21%	to	-3.86%
2014		8,699	$14.21	to	$17.56	$130,648	0.17%	0.95%	to	2.35%	1.86%	to	3.34%
2013		9,998	$13.95	to	$17.00	$146,551	0.79%	0.95%	to	2.35%	36.63%	to	38.68%
2012		11,729	$10.21	to	$12.27	$124,999	0.24%	0.95%	to	2.35%	11.58%	to	13.14%
VY® Invesco Comstock Portfolio - Service Class													
2016		10,319	$16.29	to	$24.77	$204,604	2.29%	0.75%	to	2.35%	15.07%	to	16.91%
2015		12,339	$13.77	to	$21.24	$211,413	2.19%	0.75%	to	2.35%	-8.21%	to	-6.67%
2014		14,804	$14.90	to	$22.82	$274,735	1.89%	0.75%	to	2.35%	6.54%	to	8.33%
2013		15,436	$13.89	to	$21.12	$268,151	0.82%	0.75%	to	2.60%	31.57%	to	34.00%
2012		14,417	$10.47	to	$15.80	$189,072	1.27%	0.75%	to	2.60%	15.46%	to	17.69%
VY® Invesco Equity and Income Portfolio - Adviser Class													
2016		58		$10.93		$633	2.50%		0.60%		13.97%		
2015	7/7/2015	13		$9.59		$122	(d)		0.60%		(d)		
2014		(d)		(d)		(d)	(d)		(d)		(d)		
2013		(d)		(d)		(d)	(d)		(d)		(d)		
2012		(d)		(d)		(d)	(d)		(d)		(d)		
VY® Invesco Equity and Income Portfolio - Initial Class													
2016		58	$20.16	to	$21.26	$1,227	1.95%	0.75%	to	1.20%	13.90%	to	14.42%
2015		65	$17.70	to	$18.58	$1,211	2.01%	0.75%	to	1.20%	-3.23%	to	-2.77%
2014		88	$18.29	to	$19.11	$1,668	1.55%	0.75%	to	1.20%	7.65%	to	8.15%
2013		96	$16.99	to	$17.67	$1,696	1.38%	0.75%	to	1.20%	23.47%	to	24.00%
2012		107	$13.76	to	$14.25	$1,502	2.34%	0.75%	to	1.20%	11.42%	to	11.94%

179

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Invesco Equity and Income Portfolio - Service Class													
2016		32,799	$14.99	to	$24.68	$605,474	1.68%	0.50%	to	2.35%	12.30%	to	14.42%
2015		39,336	$13.30	to	$21.68	$642,455	1.89%	0.50%	to	2.35%	-4.64%	to	-2.82%
2014		46,926	$13.55	to	$22.41	$798,096	2.15%	0.50%	to	2.35%	6.20%	to	7.91%
2013		15,145	$12.34	to	$20.83	$242,782	1.29%	0.75%	to	2.35%	21.64%	to	23.71%
2012		13,440	$10.11	to	$16.88	$176,309	1.91%	0.75%	to	2.60%	9.51%	to	11.63%
VY® Invesco Equity and Income Portfolio - Service 2 Class													
2016		36,700	$11.58	to	$12.12	$433,223	1.63%	0.80%	to	2.35%	12.21%	to	13.91%
2015		40,938	$10.32	to	$10.64	$428,229	1.82%	0.80%	to	2.35%	-4.80%	to	-3.18%
2014	7/21/2014	46,380	$10.84	to	$10.99	$505,717	(c)	0.80%	to	2.35%		(c)	
2013		(c)	(c)			(c)	(c)	(c)				(c)	
2012		(c)	(c)			(c)	(c)	(c)				(c)	
VY® JPMorgan Mid Cap Value Portfolio - Adviser Class													
2016		75	$10.53			$791	0.66%	0.60%				13.71%	
2015	7/7/2015	26	$9.26			$237	(d)	0.60%				(d)	
2014		(d)	(d)			(d)	(d)	(d)				(d)	
2013		(d)	(d)			(d)	(d)	(d)				(d)	
2012		(d)	(d)			(d)	(d)	(d)				(d)	
VY® JPMorgan Mid Cap Value Portfolio - Service Class													
2016		6,423	$18.02	to	$35.73	$143,736	0.62%	0.75%	to	2.35%	12.00%	to	13.83%
2015		7,838	$16.09	to	$31.39	$155,664	0.57%	0.75%	to	2.35%	-5.35%	to	-3.74%
2014		9,469	$17.00	to	$32.61	$197,781	0.72%	0.75%	to	2.35%	12.29%	to	14.10%
2013		13,131	$15.14	to	$28.58	$244,250	0.65%	0.75%	to	2.35%	28.52%	to	30.56%
2012		11,668	$11.78	to	$21.89	$168,040	0.77%	0.75%	to	2.35%	17.21%	to	19.10%
VY® Oppenheimer Global Portfolio - Adviser Class													
2016		54	$9.37			$507	0.61%	0.60%				-0.85%	
2015	7/7/2015	81	$9.45			$769	(d)	0.60%				(d)	
2014		(d)	(d)			(d)	(d)	(d)				(d)	
2013		(d)	(d)			(d)	(d)	(d)				(d)	
2012		(d)	(d)			(d)	(d)	(d)				(d)	

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Oppenheimer Global Portfolio - Initial Class													
2016		171	$17.66	to	$20.48	$3,341	1.18%	0.75%	to	2.00%	-1.78%	to	-0.53%
2015		193	$17.98	to	$20.59	$3,810	1.44%	0.75%	to	2.00%	2.04%	to	3.31%
2014		220	$17.62	to	$19.93	$4,222	1.11%	0.75%	to	2.00%	0.28%	to	1.58%
2013		260	$17.57	to	$19.62	$4,929	1.32%	0.75%	to	2.00%	24.52%	to	26.17%
2012		317	$14.11	to	$15.55	$4,775	1.31%	0.75%	to	2.00%	19.27%	to	20.73%
VY® Oppenheimer Global Portfolio - Service Class													
2016		6,396	$13.60	to	$24.41	$118,932	0.87%	0.75%	to	2.55%	-2.58%	to	-0.77%
2015		8,511	$13.76	to	$24.67	$160,403	1.39%	0.75%	to	2.55%	1.22%	to	3.05%
2014		7,780	$13.41	to	$24.00	$144,433	0.96%	0.75%	to	2.55%	-0.50%	to	1.34%
2013		9,113	$12.93	to	$23.74	$169,506	1.20%	0.75%	to	2.60%	23.52%	to	25.84%
2012		8,771	$10.36	to	$18.90	$130,891	1.00%	0.75%	to	2.60%	18.18%	to	20.49%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class													
2016		270	$23.92	to	$29.82	$7,836	0.09%	0.75%	to	1.35%	5.72%	to	6.37%
2015		291	$22.56	to	$28.11	$7,955	—	0.75%	to	1.35%	0.34%	to	0.98%
2014		302	$22.43	to	$27.91	$8,177	0.04%	0.75%	to	1.35%	10.15%	to	10.81%
2013		347	$20.31	to	$25.25	$8,538	0.16%	0.75%	to	1.35%	32.93%	to	33.69%
2012		459	$15.24	to	$18.93	$8,501	0.24%	0.75%	to	1.35%	14.29%	to	15.02%
VY® T. Rowe Price Growth Equity Portfolio - Adviser Class													
2016		190		$10.26		$1,946	—		0.60%			0.39%	
2015	7/7/2015	106		$10.22		$1,081	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
VY® T. Rowe Price Growth Equity Portfolio - Service Class													
2016		14,682	$15.43	to	$27.51	$242,913	—	0.75%	to	2.35%	-1.15%	to	0.46%
2015		18,678	$15.61	to	$27.44	$310,644	—	0.75%	to	2.35%	7.95%	to	9.71%
2014		15,938	$14.46	to	$25.08	$245,087	—	0.75%	to	2.35%	5.86%	to	7.64%
2013		17,930	$13.66	to	$23.37	$258,344	0.02%	0.75%	to	2.35%	35.65%	to	37.84%
2012		14,940	$10.07	to	$16.99	$158,174	—	0.75%	to	2.35%	15.88%	to	17.76%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Templeton Foreign Equity Portfolio - Adviser Class													
2016		15		$9.13		$138	3.99%	0.60%				0.66%	
2015	7/7/2015	7		$9.07		$66	(d)	0.60%				(d)	
2014		(d)		(d)		(d)	(d)	(d)				(d)	
2013		(d)		(d)		(d)	(d)	(d)				(d)	
2012		(d)		(d)		(d)	(d)	(d)				(d)	
VY® Templeton Foreign Equity Portfolio - Service Class													
2016		38,104	$8.95	to	$12.08	$396,763	3.06%	0.75%	to	2.35%	-0.81%	to	0.83%
2015		44,725	$8.53	to	$12.00	$466,571	3.70%	0.75%	to	2.35%	-5.83%	to	-4.29%
2014		49,812	$8.84	to	$12.57	$548,594	2.25%	0.75%	to	2.35%	-9.04%	to	-7.56%
2013		55,425	$9.68	to	$13.64	$667,777	1.32%	0.75%	to	2.35%	17.09%	to	18.99%
2012		59,624	$8.23	to	$11.48	$609,649	2.09%	0.75%	to	2.60%	15.92%	to	17.85%
Voya Strategic Allocation Conservative Portfolio - Class S													
2016		114	$18.59	to	$19.95	$2,204	2.66%	0.75%	to	1.35%	4.09%	to	4.67%
2015		126	$17.86	to	$19.06	$2,327	2.63%	0.75%	to	1.35%	-1.76%	to	-1.14%
2014		115	$18.18	to	$19.28	$2,167	2.63%	0.75%	to	1.35%	4.97%	to	5.59%
2013		126	$17.32	to	$18.26	$2,250	1.94%	0.75%	to	1.35%	10.25%	to	10.94%
2012		97	$15.71	to	$16.46	$1,560	2.46%	0.75%	to	1.35%	10.48%	to	11.14%
Voya Strategic Allocation Growth Portfolio - Class S													
2016		34	$21.53	to	$23.11	$754	2.35%	0.75%	to	1.35%	5.18%	to	5.82%
2015		35	$20.47	to	$21.84	$733	2.57%	0.75%	to	1.35%	-2.71%	to	-2.11%
2014		31	$21.04	to	$22.31	$669	1.78%	0.75%	to	1.35%	4.83%	to	5.43%
2013		28	$20.07	to	$21.16	$566	1.49%	0.75%	to	1.35%	20.47%	to	21.19%
2012		30	$16.66	to	$17.46	$505	1.04%	0.75%	to	1.35%	13.10%	to	13.89%
Voya Strategic Allocation Moderate Portfolio - Class S													
2016		54	$20.01	to	$21.47	$1,126	2.36%	0.75%	to	1.35%	4.87%	to	5.50%
2015		56	$19.08	to	$20.35	$1,106	2.79%	0.75%	to	1.35%	-2.20%	to	-1.64%
2014		59	$19.51	to	$20.69	$1,189	2.08%	0.75%	to	1.35%	5.06%	to	5.72%
2013		74	$18.57	to	$19.57	$1,403	1.80%	0.75%	to	1.35%	14.70%	to	15.39%
2012		63	$16.19	to	$16.96	$1,042	1.69%	0.75%	to	1.35%	11.89%	to	12.54%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class A													
2016		63,421	$10.28	to	$16.42	$981,920	1.48%	0.60%	to	2.35%	6.65%	to	8.55%
2015		73,368	$9.47	to	$15.15	$1,058,329	1.51%	0.60%	to	2.35%	-4.12%	to	-2.57%
2014		83,625	$14.58	to	$15.55	$1,250,813	1.47%	0.75%	to	2.35%	7.60%	to	9.35%
2013		97,739	$13.55	to	$14.22	$1,349,848	0.87%	0.75%	to	2.35%	27.11%	to	29.16%
2012		110,959	$10.66	to	$11.01	$1,198,252	1.39%	0.75%	to	2.35%	12.45%	to	14.33%
Voya Growth and Income Portfolio - Class I													
2016		51	$13.31	to	$14.91	$706	1.92%	0.95%	to	2.00%	7.51%	to	8.71%
2015		58	$12.38	to	$13.75	$735	2.02%	0.95%	to	2.00%	-3.36%	to	-2.37%
2014		65	$12.81	to	$14.13	$852	1.90%	0.95%	to	2.00%	8.47%	to	9.66%
2013		78	$11.81	to	$12.92	$937	2.20%	0.95%	to	2.00%	28.77%	to	29.07%
2012		7	$9.94	to	$10.01	$65	1.41%	1.25%	to	1.40%	14.25%	to	14.27%
Voya Growth and Income Portfolio - Class S													
2016		38,388	$13.15	to	$25.64	$537,774	1.66%	0.75%	to	2.35%	6.91%	to	8.64%
2015		45,173	$12.30	to	$23.60	$588,326	1.69%	0.75%	to	2.35%	-3.98%	to	-2.40%
2014		52,449	$12.81	to	$24.18	$706,996	1.65%	0.75%	to	2.35%	7.83%	to	9.61%
2013		62,008	$11.69	to	$22.06	$770,429	1.05%	0.75%	to	2.60%	26.93%	to	29.38%
2012		72,404	$9.21	to	$17.05	$701,221	1.56%	0.50%	to	2.60%	12.45%	to	14.86%
Voya Euro STOXX 50® Index Portfolio - Class A													
2016		2,347	$8.22	to	$9.10	$20,087	1.85%	0.95%	to	2.35%	-2.14%	to	-0.87%
2015		3,448	$8.40	to	$9.18	$30,010	3.56%	0.95%	to	2.35%	-6.87%	to	-5.56%
2014		2,843	$9.02	to	$9.72	$26,452	3.05%	0.95%	to	2.35%	-11.83%	to	-10.50%
2013		3,391	$10.23	to	$10.86	$35,414	2.00%	0.95%	to	2.35%	22.55%	to	24.26%
2012		1,036	$8.38	to	$8.74	$8,828	2.58%	0.95%	to	2.25%	19.18%	to	20.75%
Voya FTSE 100® Index Portfolio - Class A													
2016		387	$10.54	to	$11.67	$4,267	4.59%	0.95%	to	2.35%	-3.92%	to	-2.67%
2015		504	$10.97	to	$11.99	$5,745	6.42%	0.95%	to	2.35%	-9.41%	to	-8.05%
2014		458	$12.11	to	$13.04	$5,743	3.70%	0.95%	to	2.35%	-9.02%	to	-7.78%
2013		379	$13.31	to	$14.14	$5,170	4.39%	0.95%	to	2.35%	16.04%	to	17.74%
2012		193	$11.47	to	$12.01	$2,261	2.59%	0.95%	to	2.35%	12.56%	to	14.16%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Equity Portfolio - Class A													
2016		2	$9.69			$15	1.22%	0.60%			4.87%		
2015	7/7/2015	0	$9.24			$4	(d)	0.60%			(d)		
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
Voya Global Equity Portfolio - Class S													
2016		44,654	$9.32	to	$10.77	$441,417	2.56%	0.75%	to	2.35%	3.30%	to	4.97%
2015		53,150	$9.02	to	$10.26	$505,332	0.64%	0.75%	to	2.35%	-4.75%	to	-3.21%
2014		16,621	$9.47	to	$10.60	$164,912	2.93%	0.75%	to	2.35%	2.38%	to	4.02%
2013		18,226	$9.25	to	$10.19	$175,466	3.54%	0.75%	to	2.35%	10.91%	to	12.85%
2012		20,465	$8.34	to	$9.03	$176,328	4.00%	0.75%	to	2.35%	12.40%	to	14.16%
Voya Global Equity Portfolio - Class T													
2016		4,266	$8.93	to	$9.17	$38,502	2.30%	0.95%	to	2.35%	2.88%	to	4.44%
2015	3/9/2015	5,793	$8.68	to	$8.78	$50,512	(d)	0.95%	to	2.35%		(d)	
2014		(d)	(d)			(d)	(d)	(d)			(d)		
2013		(d)	(d)			(d)	(d)	(d)			(d)		
2012		(d)	(d)			(d)	(d)	(d)			(d)		
Voya Hang Seng Index Portfolio - Class S													
2016		1,814	$12.87	to	$14.36	$24,432	4.41%	0.95%	to	2.35%	0.63%	to	2.06%
2015		2,224	$12.79	to	$14.07	$29,591	3.25%	0.95%	to	2.35%	-7.45%	to	-6.14%
2014		2,344	$13.82	to	$14.99	$33,527	2.26%	0.95%	to	2.35%	0.95%	to	2.40%
2013		2,793	$13.69	to	$14.64	$39,381	4.23%	0.95%	to	2.35%	1.41%	to	2.88%
2012		3,815	$13.50	to	$14.23	$52,710	1.03%	0.95%	to	2.35%	25.35%	to	27.17%
Voya Index Plus LargeCap Portfolio - Class S													
2016		5,820	$14.54	to	$23.21	$98,706	1.42%	0.75%	to	2.35%	7.40%	to	9.17%
2015		6,664	$13.49	to	$21.31	$104,070	1.36%	0.75%	to	2.35%	-1.73%	to	-0.17%
2014		7,851	$13.68	to	$21.39	$123,551	1.29%	0.75%	to	2.35%	10.87%	to	12.70%
2013		9,282	$12.29	to	$19.03	$130,749	1.61%	0.75%	to	2.35%	29.50%	to	31.66%
2012		11,145	$9.46	to	$14.49	$120,472	1.38%	0.75%	to	2.60%	11.15%	to	13.27%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus MidCap Portfolio - Class S													
2016		4,011	$16.81	to	$30.11	$94,919	0.74%	0.75%	to	2.55%	14.87%	to	16.95%
2015		4,563	$14.56	to	$25.81	$92,995	0.68%	0.75%	to	2.55%	-4.55%	to	-2.80%
2014		5,341	$15.17	to	$26.62	$112,860	0.54%	0.75%	to	2.55%	6.52%	to	8.48%
2013		6,314	$14.16	to	$24.60	$124,289	0.93%	0.75%	to	2.60%	30.67%	to	33.22%
2012		7,243	$10.77	to	$18.51	$108,177	0.65%	0.75%	to	2.60%	14.39%	to	16.52%
Voya Index Plus SmallCap Portfolio - Class S													
2016		3,311	$16.55	to	$30.42	$76,756	0.58%	0.75%	to	2.55%	23.83%	to	26.07%
2015		3,822	$13.30	to	$24.13	$70,840	0.65%	0.75%	to	2.55%	-5.93%	to	-4.21%
2014		4,459	$14.06	to	$25.19	$86,929	0.41%	0.75%	to	2.55%	2.55%	to	4.44%
2013		5,262	$13.63	to	$24.12	$99,365	0.76%	0.75%	to	2.60%	38.66%	to	41.22%
2012		6,026	$9.78	to	$17.08	$81,420	0.29%	0.75%	to	2.60%	9.19%	to	11.34%
Voya International Index Portfolio - Class A													
2016		71,179	$9.07	to	$9.51	$657,808	2.62%	0.60%	to	2.35%	-1.95%	to	-0.22%
2015		81,730	$9.24	to	$9.54	$765,728	—	0.60%	to	2.35%	-3.75%	to	-2.25%
2014	2/12/2014	91,288	$9.61	to	$9.76	$882,816	(c)	0.75%	to	2.35%		(c)	
2013		(c)	(c)			(c)	(c)	(c)				(c)	
2012		(c)	(c)			(c)	(c)	(c)				(c)	
Voya International Index Portfolio - Class S													
2016		3,386	$8.01	to	$16.74	$29,139	2.92%	0.75%	to	2.35%	-1.84%	to	-0.24%
2015		4,078	$8.16	to	$16.78	$35,459	2.90%	0.75%	to	2.35%	-3.32%	to	-1.81%
2014		5,009	$8.44	to	$17.09	$44,815	0.67%	0.75%	to	2.35%	-8.46%	to	-6.87%
2013		6,821	$9.22	to	$18.35	$66,035	2.08%	0.75%	to	2.35%	18.36%	to	20.17%
2012		5,493	$7.79	to	$15.27	$45,019	2.61%	0.75%	to	2.35%	15.58%	to	17.64%
Voya Japan TOPIX® Index Portfolio - Class A													
2016		823	$11.80	to	$13.07	$10,133	0.75%	0.95%	to	2.35%	0.51%	to	1.96%
2015		1,827	$11.74	to	$12.82	$22,157	1.12%	0.95%	to	2.35%	7.90%	to	9.39%
2014		836	$10.88	to	$11.69	$9,380	1.01%	1.00%	to	2.35%	-7.64%	to	-6.33%
2013		1,103	$11.78	to	$12.51	$13,312	2.31%	0.95%	to	2.35%	21.82%	to	23.62%
2012		475	$9.67	to	$10.12	$4,664	0.73%	0.95%	to	2.35%	5.11%	to	6.64%

VOYA INSURANCE AND ANNUITY COMPANY

SEPARATE ACCOUNT B

Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Growth Index Portfolio - Class S													
2016		8,941	$10.80	to	$27.38	$224,178	1.13%	0.60%	to	2.35%	3.83%	to	5.68%
2015		9,757	$10.22	to	$25.95	$235,492	—	0.60%	to	2.35%	4.82%	to	6.57%
2014		9,971	$22.16	to	$24.35	$229,161	0.97%	0.75%	to	2.35%	10.12%	to	11.90%
2013		9,043	$19.85	to	$21.76	$187,827	1.19%	0.75%	to	2.35%	28.59%	to	30.69%
2012		9,520	$15.23	to	$16.65	$152,860	1.08%	0.75%	to	2.35%	11.61%	to	13.42%
Voya Russell™ Large Cap Index Portfolio - Class S													
2016		25,292	$15.00	to	$26.73	$401,932	1.65%	0.80%	to	2.35%	8.07%	to	9.82%
2015		27,021	$13.88	to	$24.36	$394,456	1.41%	0.80%	to	2.35%	-0.57%	to	0.98%
2014		29,813	$13.96	to	$24.15	$434,879	1.36%	0.80%	to	2.35%	9.92%	to	11.73%
2013		30,100	$12.70	to	$21.64	$397,456	1.43%	0.80%	to	2.35%	28.80%	to	30.67%
2012		32,375	$9.86	to	$16.57	$330,009	2.26%	0.80%	to	2.35%	12.56%	to	14.38%
Voya Russell™ Large Cap Value Index Portfolio - Class I													
2016		7	$11.05	to	$11.08	$74	1.27%	1.25%	to	1.40%	13.92%	to	14.23%
2015	8/14/2015	9		$9.70		$83	(d)	1.25%	to	1.40%		(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Russell™ Large Cap Value Index Portfolio - Class S													
2016		11,927	$11.01	to	$24.90	$267,245	1.36%	0.60%	to	2.35%	12.56%	to	14.66%
2015		13,193	$9.62	to	$21.80	$262,200	—	0.60%	to	2.35%	-6.02%	to	-4.72%
2014		5,321	$21.09	to	$22.88	$115,903	1.41%	0.95%	to	2.35%	9.62%	to	11.18%
2013		4,330	$19.24	to	$20.58	$85,774	1.48%	0.95%	to	2.35%	28.35%	to	30.17%
2012		4,034	$14.99	to	$15.81	$61,922	1.35%	0.95%	to	2.35%	13.22%	to	14.90%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S													
2016		9,694	$24.67	to	$27.65	$250,790	0.68%	0.90%	to	2.35%	4.27%	to	5.86%
2015		10,648	$23.66	to	$26.12	$262,861	0.70%	0.90%	to	2.35%	-3.11%	to	-1.66%
2014		11,015	$24.42	to	$26.56	$278,933	0.22%	0.90%	to	2.35%	8.49%	to	10.07%
2013		12,722	$22.51	to	$24.13	$295,192	0.75%	0.90%	to	2.35%	31.79%	to	33.68%
2012		14,090	$17.08	to	$18.05	$246,554	0.36%	0.90%	to	2.35%	12.74%	to	14.46%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Mid Cap Index Portfolio - Class A													
2016		165		$10.32		$1,697	0.70%		0.60%			12.17%	
2015	7/7/2015	50		$9.20		$459	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Russell™ Mid Cap Index Portfolio - Class S													
2016		13,179	$16.57	to	$18.76	$229,870	1.00%	0.95%	to	2.35%	10.47%	to	12.07%
2015		12,172	$15.00	to	$16.74	$191,278	1.19%	0.95%	to	2.35%	-5.30%	to	-4.01%
2014		13,716	$15.84	to	$17.44	$226,480	0.86%	0.95%	to	2.35%	9.77%	to	11.37%
2013		12,697	$14.43	to	$15.66	$189,802	1.00%	0.95%	to	2.35%	30.71%	to	32.60%
2012		10,856	$11.04	to	$11.81	$123,542	0.93%	0.95%	to	2.35%	13.93%	to	15.56%
Voya Russell™ Small Cap Index Portfolio - Class A													
2016		105	$10.85	to	$10.89	$1,139	0.62%	0.60%	to	1.15%	19.80%		
2015	7/7/2015	33		$9.09		$299	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Voya Russell™ Small Cap Index Portfolio - Class S													
2016		11,530	$16.86	to	$19.18	$204,976	0.97%	0.90%	to	2.35%	17.98%	to	19.73%
2015		12,208	$14.29	to	$16.02	$183,175	0.93%	0.90%	to	2.35%	-7.03%	to	-5.60%
2014		12,828	$15.37	to	$16.97	$205,770	0.78%	0.90%	to	2.35%	2.19%	to	3.67%
2013		16,268	$15.04	to	$16.37	$253,638	1.07%	0.90%	to	2.35%	35.13%	to	37.22%
2012		13,186	$11.13	to	$11.93	$151,300	0.68%	0.90%	to	2.35%	13.11%	to	14.71%
Voya Small Company Portfolio - Class S													
2016		5,486	$18.48	to	$34.64	$109,739	0.17%	0.75%	to	2.35%	21.26%	to	23.24%
2015		5,554	$15.24	to	$28.18	$91,118	0.24%	0.75%	to	2.35%	-3.36%	to	-1.78%
2014		5,568	$15.77	to	$28.76	$94,403	0.10%	0.75%	to	2.35%	3.75%	to	5.48%
2013		6,326	$15.20	to	$27.34	$102,570	0.29%	0.75%	to	2.35%	34.16%	to	36.34%
2012		6,827	$11.33	to	$20.10	$82,209	0.15%	0.75%	to	2.35%	11.63%	to	13.40%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya U.S. Bond Index Portfolio - Class S													
2016		19,330	$10.85	to	$12.56	$221,944	2.03%	0.75%	to	2.35%	-0.37%	to	1.30%
2015		20,433	$10.89	to	$12.41	$234,022	2.07%	0.75%	to	2.35%	-2.33%	to	-0.72%
2014		19,433	$11.15	to	$12.52	$226,662	1.78%	0.75%	to	2.35%	2.95%	to	4.71%
2013		16,310	$10.83	to	$11.98	$183,572	1.59%	0.75%	to	2.35%	-5.00%	to	-3.57%
2012		20,537	$11.27	to	$12.44	$241,724	1.85%	0.75%	to	2.60%	0.90%	to	2.84%
Voya MidCap Opportunities Portfolio - Class A													
2016		80		$10.01		$804	—		0.60%			6.15%	
2015	7/7/2015	30		$9.43		$286	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Voya MidCap Opportunities Portfolio - Class S													
2016		21,188	$16.31	to	$33.46	$387,227	—	0.75%	to	2.35%	4.47%	to	6.20%
2015		24,676	$15.59	to	$31.58	$428,196	—	0.75%	to	2.35%	-2.09%	to	-0.47%
2014		27,815	$15.91	to	$31.82	$489,948	0.33%	0.75%	to	2.35%	5.98%	to	7.74%
2013		33,947	$15.00	to	$29.61	$560,431	—	0.75%	to	2.35%	28.62%	to	30.67%
2012		27,450	$11.65	to	$22.71	$349,367	0.41%	0.50%	to	2.35%	11.26%	to	13.37%
Voya SmallCap Opportunities Portfolio - Class A													
2016		110		$10.39		$1,138	—		0.60%			12.20%	
2015	7/7/2015	37		$9.26		$346	(d)		0.60%			(d)	
2014		(d)		(d)		(d)	(d)		(d)			(d)	
2013		(d)		(d)		(d)	(d)		(d)			(d)	
2012		(d)		(d)		(d)	(d)		(d)			(d)	
Voya SmallCap Opportunities Portfolio - Class S													
2016		2,671	$14.43	to	$33.22	$44,558	—	0.75%	to	2.35%	10.44%	to	12.25%
2015		3,164	$13.05	to	$29.67	$47,270	—	0.75%	to	2.35%	-3.44%	to	-1.86%
2014		3,687	$13.51	to	$30.31	$56,360	—	0.75%	to	2.35%	2.89%	to	4.53%
2013		4,595	$13.12	to	$29.06	$67,639	—	0.75%	to	2.35%	35.45%	to	37.75%
2012		5,427	$9.67	to	$21.16	$58,278	—	0.75%	to	2.35%	12.20%	to	14.02%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Wells Fargo VT Index Asset Allocation Fund - Class 2													
2016		58	$19.02	to	$20.21	$1,152	0.86%	1.65%	to	2.10%	5.37%	to	5.87%
2015		68	$15.95	to	$19.09	$1,282	1.05%	1.65%	to	2.20%	-0.99%	to	-0.42%
2014		73	$16.11	to	$19.17	$1,373	1.50%	1.65%	to	2.20%	15.48%	to	16.11%
2013		96	$13.95	to	$16.51	$1,560	1.67%	1.65%	to	2.20%	17.03%	to	17.68%
2012		104	$11.92	to	$14.36	$1,443	1.37%	1.40%	to	2.20%	10.58%	to	11.40%
Wells Fargo VT Omega Growth Fund - Class 2													
2016		41	$18.50	to	$19.50	$771	—	1.40%	to	2.20%	-1.70%	to	-0.86%
2015		55	$18.82	to	$19.67	$1,047	—	1.40%	to	2.20%	-0.90%	to	-0.10%
2014		59	$18.99	to	$19.69	$1,131	—	1.40%	to	2.20%	1.61%	to	2.39%
2013		74	$18.69	to	$19.23	$1,401	0.16%	1.40%	to	2.20%	36.82%	to	37.95%
2012		82	$13.66	to	$13.94	$1,122	—	1.40%	to	2.20%	17.76%	to	18.74%
Wells Fargo VT Small Cap Growth Fund - Class 2													
2016		8	$24.53	to	$26.06	$202	—	1.65%	to	2.10%	5.46%	to	5.98%
2015		8	$20.21	to	$24.59	$192	—	1.65%	to	2.20%	-5.03%	to	-4.50%
2014		9	$21.28	to	$25.75	$229	—	1.65%	to	2.20%	-4.06%	to	-3.49%
2013		12	$22.18	to	$26.68	$315	—	1.65%	to	2.20%	46.98%	to	47.73%
2012		13	$15.09	to	$18.48	$233	—	1.40%	to	2.20%	5.45%	to	6.33%

(a)   As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(b)   As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(c)   As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(d)   As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

(e)   As investment Division had no investments until 2016, this data is not meaningful and is therefore not presented.

(f)   As investment Division is wholly comprised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

A   The Fund Inception Date represents the first date the fund received money.

B   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investments income is determined by the timing of declaration of dividends by the underlying fund in which the Division invests.

C   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense risks, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Insurance and Annuity Company

We have audited the accompanying balance sheets of Voya Insurance and Annuity Company as of December 31, 2016 and 2015, and the related statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Voya Insurance and Annuity Company at December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 16, 2017

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Balance Sheets
December 31, 2016 and 2015
(In millions, except share and per share data)

		As of December 31,		
		2016		**2015**
Assets				
Investments:				
Fixed maturities, available-for-sale, at fair value (amortized cost of $21,123.0 as of 2016 and $22,069.6 as of 2015)	$	21,873.8	$	22,458.4
Fixed maturities, at fair value using the fair value option		647.5		547.4
Equity securities, available-for-sale, at fair value (cost of $15.2 as of 2016 and $15.4 as of 2015)		18.7		19.2
Short-term investments		429.7		1,069.4
Mortgage loans on real estate, net of valuation allowance of $1.0 as of 2016 and 2015		3,881.5		3,310.9
Policy loans		74.7		79.8
Limited partnerships/corporations		227.4		186.3
Derivatives		978.8		799.4
Other investments		18.6		48.6
Securities pledged (amortized cost of $722.6 as of 2016 and $633.3 as of 2015)		748.2		672.4
Total investments		28,898.9		29,191.8
Cash and cash equivalents		763.5		646.5
Short-term investments under securities loan agreements, including collateral delivered		187.3		232.7
Accrued investment income		232.4		239.3
Deposits, premiums receivable and reinsurance recoverable		7,417.5		5,645.9
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners		2,028.6		2,576.4
Due from affiliates		31.7		27.5
Current income tax recoverable from Parent		4.1		—
Deferred income taxes		—		94.8
Other assets		303.6		337.5
Assets held in separate accounts		30,933.7		33,355.5
Total assets	$	70,801.3	$	72,347.9

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Balance Sheets
December 31, 2016 and 2015
(In millions, except share and per share data)

	As of December 31,	
	2016	**2015**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 28,941.6	$ 27,749.8
Payable for securities purchased	15.5	108.1
Payables under securities loan agreements, including collateral held	865.2	656.1
Long-term debt	435.0	435.0
Due to affiliates	44.1	44.4
Funds held under reinsurance treaties with affiliates	6,657.3	6,797.1
Derivatives	179.4	204.6
Current income tax payable to Parent	—	27.6
Deferred income taxes	10.8	—
Other liabilities	150.0	153.4
Liabilities related to separate accounts	30,933.7	33,355.5
Total liabilities	68,232.6	69,531.6
Commitments and Contingencies (Note 13)		
Shareholder's equity:		
Common stock (250,000 shares authorized, issued and outstanding as of 2016 and 2015; $10 par value per share)	2.5	2.5
Additional paid-in capital	4,448.8	4,821.2
Accumulated other comprehensive income (loss)	425.1	319.6
Retained earnings (deficit)	(2,307.7)	(2,327.0)
Total shareholder's equity	2,568.7	2,816.3
Total liabilities and shareholder's equity	$ 70,801.3	$ 72,347.9

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Statements of Operations
For the Years Ended December 31, 2016, 2015 and 2014
(In millions)

		Year Ended December 31,				
		2016		**2015**		**2014**
Revenues:						
Net investment income	$	1,362.5	$	1,305.5	$	1,264.7
Fee income		627.3		718.7		824.8
Premiums		496.5		505.8		537.8
Net realized capital gains (losses):						
Total other-than-temporary impairments		(8.5)		(30.3)		(6.0)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		1.5		2.5		(0.3)
Net other-than-temporary impairments recognized in earnings		(10.0)		(32.8)		(5.7)
Other net realized capital gains (losses)		(874.9)		(98.8)		(768.4)
Total net realized capital gains (losses)		(884.9)		(131.6)		(774.1)
Other revenue		16.9		19.7		29.8
Total revenues		1,618.3		2,418.1		1,883.0
Benefits and expenses:						
Interest credited and other benefits to contract owners/policyholders		557.6		1,290.6		1,391.9
Operating expenses		463.0		486.2		489.6
Net amortization of Deferred policy acquisition costs and Value of business acquired		423.0		667.0		(116.0)
Interest expense		28.3		28.2		28.2
Other expense		11.2		25.1		16.9
Total benefits and expenses		1,483.1		2,497.1		1,810.6
Income (loss) before income taxes		135.2		(79.0)		72.4
Income tax expense (benefit)		115.9		(53.9)		97.3
Net income (loss)	$	19.3	$	(25.1)	$	(24.9)

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Statements of Comprehensive Income
For the Years Ended December 31, 2016, 2015 and 2014
(In millions)

		Year Ended December 31,				
		2016		**2015**		**2014**
Net income (loss)	$	19.3	$	(25.1)	$	(24.9)
Other comprehensive income (loss), before tax:						
Unrealized gains/losses on securities		153.4		(451.6)		180.1
Other-than-temporary impairments		9.0		6.6		16.7
Pension and other postretirement benefits liability		(0.1)		(0.2)		(0.2)
Other comprehensive income (loss), before tax		162.3		(445.2)		196.6
Income tax expense (benefit) related to items of other comprehensive income (loss)		56.8		(155.8)		68.8
Other comprehensive income (loss), after tax		105.5		(289.4)		127.8
Comprehensive income (loss)	$	124.8	$	(314.5)	$	102.9

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2016, 2015 and 2014
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2014	$ 2.5	$ 5,525.6	$ 481.2	$ (2,277.0)	$ 3,732.3
Comprehensive income (loss):					
Net income (loss)	—	—	—	(24.9)	(24.9)
Other comprehensive income (loss), after tax	—	—	127.8	—	127.8
Total comprehensive income (loss)					102.9
Dividends paid and distributions of capital	—	(216.0)	—	—	(216.0)
Employee related benefits	—	1.0	—	—	1.0
Balance as of December 31, 2014	2.5	5,310.6	609.0	(2,301.9)	3,620.2
Comprehensive income (loss):					
Net income (loss)	—	—	—	(25.1)	(25.1)
Other comprehensive income (loss), after tax	—	—	(289.4)	—	(289.4)
Total comprehensive income (loss)					(314.5)
Dividends paid and distributions of capital	—	(492.0)	—	—	(492.0)
Employee related benefits	—	2.6	—	—	2.6
Balance as of December 31, 2015	2.5	4,821.2	319.6	(2,327.0)	2,816.3
Comprehensive income (loss):					
Net income (loss)	—	—	—	19.3	19.3
Other comprehensive income (loss), after tax	—	—	105.5	—	105.5
Total comprehensive income (loss)					124.8
Dividends paid and distributions of capital	—	(373.0)	—	—	(373.0)
Employee related benefits	—	0.6	—	—	0.6
Balance as of December 31, 2016	$ 2.5	$ 4,448.8	$ 425.1	$ (2,307.7)	$ 2,568.7

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2016, 2015 and 2014
(In millions)

		Year Ended December 31,				
		2016		**2015**		**2014**
Cash Flows from Operating Activities:						
Net income (loss)	$	19.3	$	(25.1)	$	(24.9)
Adjustments to reconcile Net income (loss) to Net cash provided by operating activities:						
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements		(151.7)		(137.4)		(146.6)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements		549.3		776.9		(96.7)
Net accretion/amortization of discount/premium		8.4		10.8		16.0
Future policy benefits, claims reserves and interest credited		1,327.0		1,452.8		1,145.3
Deferred income tax expense (benefit)		48.9		14.6		27.4
Net realized capital losses		884.9		131.6		774.1
Employee related benefits		0.5		2.2		(0.3)
Change in:						
Accrued investment income		6.9		(15.2)		(3.8)
Premiums receivable and reinsurance recoverable		(1,742.6)		(1,328.3)		(1,195.1)
Other receivables and asset accruals		(2.2)		18.5		(3.9)
Other reinsurance asset		14.1		24.8		7.6
Due to/from affiliates		(4.5)		(10.2)		—
Income tax recoverable		(31.7)		25.5		24.7
Funds held under reinsurance treaties with affiliates		(201.3)		1,046.1		1,924.4
Other payables and accruals		(3.8)		(19.1)		4.8
Other, net		(6.4)		7.5		(10.6)
Net cash provided by operating activities	$	715.1	$	1,976.0	$	2,442.4

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2016, 2015 and 2014
(In millions)

		Year Ended December 31,				
		2016		**2015**		**2014**
Cash Flows from Investing Activities:						
Proceeds from the sale, maturity, disposal or redemption of:						
Fixed maturities	$	4,693.6	$	3,752.5	$	4,169.4
Equity securities, available-for-sale		0.3		—		0.4
Mortgage loans on real estate		420.8		463.7		562.0
Limited partnerships/corporations		44.4		33.2		33.9
Acquisition of:						
Fixed maturities		(4,104.6)		(4,553.0)		(4,531.7)
Equity securities, available-for-sale		—		(7.4)		—
Mortgage loans on real estate		(991.7)		(833.1)		(578.8)
Limited partnerships/corporations		(77.9)		(54.6)		(63.2)
Derivatives, net		(1,284.4)		(128.6)		(969.4)
Short-term investments, net		639.7		(322.5)		(179.8)
Policy loans, net		5.1		7.6		7.5
Collateral received (delivered), net		254.5		160.7		215.2
Other investments, net		28.5		0.7		25.0
Net cash used in investing activities		(371.7)		(1,480.8)		(1,309.5)
Cash Flows from Financing Activities:						
Deposits received for investment contracts		3,165.3		2,597.1		3,363.0
Maturities and withdrawals from investment contracts		(3,016.2)		(2,349.3)		(4,484.5)
(Settlements) receipts on deposit contracts		(2.5)		32.7		167.7
Excess tax benefits on share-based compensation		—		0.4		1.3
Dividends paid and distributions of capital		(373.0)		(492.0)		(216.0)
Net cash used in financing activities		(226.4)		(211.1)		(1,168.5)
Net increase (decrease) in cash and cash equivalents		117.0		284.1		(35.6)
Cash and cash equivalents, beginning of period		646.5		362.4		398.0
Cash and cash equivalents, end of period	$	763.5	$	646.5	$	362.4
Supplemental cash flow information:						
Income taxes paid (received), net	$	98.7	$	(93.9)	$	44.3
Interest paid		28.2		28.2		28.2
Non-cash investing and financing activities:						
Securities received from affiliate under reinsurance agreements	$	61.5	$	716.6	$	—

The accompanying notes are an integral part of these Financial Statements.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Insurance and Annuity Company ("VIAC" or "the Company") is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States. VIAC is authorized to conduct its insurance business in all states, except New York, and in the District of Columbia.

Prior to May 2013, Voya Financial, Inc., together with its subsidiaries, including the Company, was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings. ING Group continues to hold certain warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments.

VIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

The Company offers various insurance products, including fixed and indexed annuities, investment-only products and payout annuities for pre-retirement wealth accumulation and postretirement income management. The Company's annuity products are distributed by national and regional brokerage and securities firms, independent broker-dealers, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations and affiliated broker-dealers. The Company's primary annuity customers are individual consumers. The Company stopped actively writing new retail variable annuity products with substantial guarantee features in early 2010, as part of a global business strategy and risk reduction plan. New amounts will continue to be deposited in VIAC variable annuities as add-on premiums to existing contracts.

In 2009, the Company made a strategic decision to run-off the assets and liabilities related to guaranteed investment contracts and funding agreements previously issued to institutional investors and corporate benefit plans. As such, no guaranteed investment contracts were outstanding during 2016 and 2015. Additionally, all of the previously issued funding agreements will mature or be terminated by the end of 2017. We may issue new funding agreements to support liquidity in the future.

The Company has one operating segment.

Basis of Presentation

The accompanying Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Certain immaterial reclassifications have been made to prior year financial information to conform to the current year classifications.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA") and deferred sales inducements ("DSI");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA, DSI and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Other Investments: Other investments are comprised primarily of Federal Home Loan Bank ("FHLB") stock and property obtained from foreclosed mortgage loans, as well as other miscellaneous investments. The Company is a member of the FHLB system

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

and is required to own a certain amount of FHLB stock based on the level of borrowings and other factors. FHLB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment based on ultimate recovery of par value.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the cash collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis.This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Statements of Operations.
- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within coinsurance with funds withheld arrangements are reported with the host contract in Deposits and reinsurance recoverable or Funds held under reinsurance treaties with affiliates on the Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Deferred Policy Acquisition Costs, Value of Business Acquired and Deferred Sales Inducements

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. (See "Sales Inducements" below.) DAC, VOBA and DSI are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Amortization Methodologies

The Company amortizes DAC and VOBA related to universal life ("UL") and variable universal life ("VUL") contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC, VOBA, DSI, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC, VOBA and DSI on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC, VOBA or DSI are not deemed recoverable from future gross profits, charges will be applied against the DAC, VOBA or DSI balances before an additional reserve is established.

During the year ended December 31, 2016, the Company's reviews resulted in loss recognition of $170.0 before income taxes, of which $137.7 and $32.3 was recorded to Net amortization of DAC and VOBA and Interest credited and other benefits to contract owners, respectively, in the Statements of Operations, with a corresponding decrease on the Balance Sheets to Deferred policy acquisition costs, Value of business acquired, and Sales inducements to contract owners.

During the year ended December 31, 2015, the Company's reviews resulted in loss recognition of $342.0 before income taxes, of which $276.9 and $65.1 was recorded to Net amortization of DAC and VOBA and Interest credited and other benefits to contract owners, respectively, in the Statements of Operations, with a corresponding decrease on the Balance Sheets to Deferred policy acquisition costs, Value of business acquired, and Sales inducements to contract owners.

The Company did not have any loss recognition for the year ended December 31, 2014.

Internal Replacements

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC, VOBA and DSI related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC, VOBA and DSI related to the replaced contracts are written off to the same account in which amortization is reported in the Statements of Operations.

Assumptions

Changes in assumptions can have a significant impact on DAC, VOBA and DSI balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other significant assumptions used in the estimation of gross profits include mortality, and for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to mortality and estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Sales Inducements

DSI represent benefits paid to contract owners for a specified period that are incremental to the amounts the Company credits on similar contracts without sales inducements and are higher than the contract's expected ongoing crediting rates for periods after the inducement. The Company defers sales inducements and amortizes DSI over the estimated lives of the related contracts using the same methodology and assumptions used to amortize DAC. The amortization of DSI is included in Interest credited and other benefits to contract owners in the Statements of Operations. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews DSI to determine the recoverability of these balances.

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

- Reserves for traditional life insurance contracts (term insurance, participating and non-participating whole life insurance and traditional group life insurance) and accident and health insurance represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions as to interest rates, mortality, expenses and persistency are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Interest rates used to calculate the present value of these reserves ranged from 2.3% to 7.2%.
- Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 1.0% to 7.5%.

Although assumptions are "locked-in" upon the issuance of traditional life insurance contracts, certain accident and health insurance contracts and payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation. During the years ended December 31, 2016 and 2015, the Company established premium deficiency reserves of $36.3 and $126.0, respectively, before tax related to certain payout annuity contracts, which were recorded as increases in Policyholder benefits and contract owner balances with a corresponding increase in Deposits and reinsurance recoverable, as the reserves are ceded to an affiliate on a 100% coinsurance and coinsurance funds withheld basis. The establishment of these premium deficiency reserve had no impact in the Statements of Operations for the years ended December 31, 2016 and 2015. The Company did not establish any premium deficiency reserves during the year ended December 31, 2014.

Contract Owner Account Balances
Contract owner account balances relate to universal life-type and investment-type contracts, as follows:

- Account balances for funding agreements are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Account balances for universal life-type contracts, including VUL, are equal to cumulative deposits, less charges, withdrawals and account values released upon death, plus credited interest thereon.

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 7.5% for the years 2016, 2015 and 2014. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

- For fixed-indexed annuity contracts ("FIAs"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain universal life-type products and certain variable annuity guaranteed benefits. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Universal and Variable Life: Reserves for UL and VUL secondary guarantees and paid-up guarantees are calculated by estimating the expected value of death benefits payable and recognizing those benefits ratably over the accumulation period based on total expected assessments. The reserve for such products recognizes the portion of contract assessments received in early years used to compensate the Company for benefits provided in later years. Assumptions used, such as the interest rate, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. Reserves for UL and VUL secondary guarantees and paid-up guarantees are recorded in Future policy benefits and contract owner account balances on the Balance Sheets.

The Company also calculates a benefit ratio for each block of business that meets the requirements for additional reserves and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period. The additional reserve is accumulated at interest rates consistent with the DAC model for the period. The calculated reserve includes provisions for UL contracts that produce expected gains from the insurance benefit function followed by losses from that function in later years. Additional reserves are recorded in Future policy benefits and contract owner account balances on the Balance Sheets.

GMDB and GMIB: Reserves for annuity guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. In addition, the reserve for the GMIB incorporates assumptions for the likelihood and timing of the potential annuitizations that may be elected by the contract owner. In general, the Company assumes that GMIB annuitization rates will be higher for policies with more valuable ("in the money") guarantees, where the notional benefit amount is in excess of the account value. Reserves for GMDB and GMIB are recorded in Future policy benefits and contract owner account balances on the Balance Sheets. Changes in reserves for GMDB and GMIB are reported in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations.

GMAB, GMWB, GMWBL and FIA: The Company issues certain products that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. These products include annuity guaranteed minimum accumulation benefits ("GMAB"), guaranteed minimum withdrawal benefits without life contingencies ("GMWB"), guaranteed minimum withdrawal benefits with life contingent payouts ("GMWBL") and FIAs. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Balance Sheets, with changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, reported in Other net realized capital gains (losses) in the Statements of Operations.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

At inception of the GMAB, GMWB and GMWBL contracts, the Company projects a fee to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits. After inception, the estimated fair value of the GMAB, GMWB and GMWBL contracts is determined based on the present value of projected future guaranteed benefits, minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g., lapse, benefit utilization, mortality, etc.).

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

The liabilities for the GMAB, GMWB, GMWBL and FIA embedded derivatives include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for the GMAB, GMWB, GMWBL and FIA embedded derivatives includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations, and the Statements of Cash Flows do not reflect investment activity of the separate accounts.

Long-term Debt

Long-term debt is on the Balance Sheets carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium and direct and any incremental costs attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Balance Sheets. Discounts, premiums and direct and incremental costs are amortized as a component of Interest expense in the Statements of Operations over the life of the debt using the effective interest method of amortization.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to traditional life insurance contracts and payout contracts with life contingencies are recognized in Premiums in the Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations when incurred.

Amounts received as payment for investment-type, universal life-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis. The Company will continue to evaluate as regulatory and business factors change.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction which is estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Financial Statements. Tax positions that meet this standard are recognized in the Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for both long and short-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

Short-duration: For prospective reinsurance of short-duration contacts that meet the criteria for reinsurance accounting, amounts paid are recorded as ceded premiums and ceded unearned premiums and are reflected as a component of Premiums in the Statements

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

of Operations and Other assets on the Balance Sheets, respectively. Ceded unearned premiums are amortized through premiums over the remaining contract period in proportion to the amount of protection provided.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Deposits, premiums receivable and reinsurance recoverable on the Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company has entered into combined coinsurance and coinsurance funds withheld reinsurance arrangements that contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld payable under the agreements.

The Company currently has significant concentrations of ceded reinsurance with its affiliates, Security Life of Denver Insurance Company ("SLD") and Roaring River II, Inc. ("RRII"), primarily related to funding agreements and UL policies with respect to SLD and variable annuities with respect to RRII.

Participating Insurance

Participating business approximates 14.4% of the Company's ordinary life insurance in force and 30.0% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating contract owners are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $8.1 were incurred during the year ended December 31, 2016. Dividends to participating policyholders of $8.6, were incurred during the years ended December 31, 2015 and 2014.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Adoption of New Pronouncements

Short-Duration Contracts
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-09, "Financial Services - Insurance (Accounting Standards Codification ("ASC") Topic 944): Disclosures about Short-Duration Contracts" ("ASU 2015-09"), which requires insurance entities to disclose, for annual reporting periods, information about the liability for unpaid claims and claim adjustment expenses and about significant changes in methodologies and assumptions used to calculate the liability for unpaid claims and claims adjustment expenses. The standard also requires entities to disclose, for annual and interim reporting periods, a rollforward of the liability for unpaid claims and claim adjustment expenses.

The provisions of ASU 2015-09 were adopted, retrospectively, by the Company on December 15, 2016. The adoption had no effect on the Company's disclosures, as the Company's liabilities to which this guidance relates are not significant.

Derivative Contract Novations
In March 2016, the FASB issued ASU 2016-05, "Derivatives and Hedging (ASC Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships" ("ASU 2016-05"), which clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under ASC Topic 815 does not, in and of itself, require dedesignation of that hedging relationship.

The provisions of ASU 2016-05 are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016 with early adoption permitted, using either a prospective or modified retrospective approach. The Company elected to early adopt ASU 2016-05 as of January 1, 2016 on a prospective basis. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Consolidation
In February 2015, the FASB issued ASU 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"), which:

- Modifies the evaluation of whether limited partnerships and similar legal entities are Variable Interest Entities ("VIEs") or Voting Interest Entities ("VOEs"), including the requirement to consider the rights of all equity holders at risk to determine if they have the power to direct the entity's most significant activities.
- Eliminates the presumption that a general partner should consolidate a limited partnership. Limited partnerships and similar entities will be VIEs unless the limited partners hold substantive kick-out rights in the participating rights.
- Affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.
- Provides a new scope exception for registered money market funds and similar unregistered money market funds, and ends the deferral granted to investment companies from applying the VIE guidance.

The Company adopted the provisions of ASU 2015-02 on January 1, 2016 using a modified retrospective approach. The adoption had no effect on the Company's financial condition or results of operations, but impacted disclosures only. Investments in limited partnerships previously accounted for as VOEs became VIEs under the new guidance as the limited partners do not hold substantive kick-out rights or participating rights. See *Variable Interest Entities* section of the *Investments* Note to these Financial Statements for additional information.

Hybrid Financial Instruments
In November 2014, the FASB issued ASU 2014-16, "Derivatives and Hedging (ASC Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity" ("ASU 2014-16"), which requires an entity to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including all embedded derivative features.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The provisions of ASU 2014-16 were adopted by the Company on January 1, 2016. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Future Adoption of Accounting Pronouncements

Statement of Cash Flows
In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (ASC Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"), which addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on eight specific cash flow issues.

The provisions of ASU 2016-15 are effective retrospectively for fiscal years beginning after December 15, 2017, including interim periods, with early adoption permitted. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-15.

Financial Instruments - Credit Losses
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which:

- Introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments,
- Modifies the impairment model for available-for-sale debt securities, and
- Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.

The provisions of ASU 2016-13 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for fiscal years beginning after December 15, 2018. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-13.

Debt Instruments
In March 2016, the FASB issued ASU 2016-06, "Derivatives and Hedging (ASC Topic 815): Contingent Put and Call Options in Debt Instruments" ("ASU 2016-06"), which clarifies that an entity is only required to follow the four-step decision sequence when assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts for purposes of bifurcating an embedded derivative. The entity does not need to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks.

The provisions of ASU 2016-06 are effective on a modified retrospective basis for fiscal years beginning after December 15, 2016, including interim periods, with early adoption permitted. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-06.

Financial Instruments - Recognition and Measurement
In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (ASC Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires:

- Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.
- Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.
- The use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
- Separate presentation in other comprehensive income of the portion of the total change in fair value of a liability resulting from a change in own credit risk if the liability is measured at fair value under the fair value option.
- Separate presentation on the balance sheet or financial statement notes of financial assets and financial liabilities by measurement category and form of financial asset.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2016-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption only permitted for certain provisions. Initial adoption of ASU 2016-01 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-01.

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.

The provisions of ASU 2014-09 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted as of January 1, 2017. Initial adoption of ASU 2014-09 is required to be reported using either a retrospective or modified retrospective approach.

The Company plans to adopt ASU 2014-09 on January 1, 2018. As the scope of ASU 2014-09 excludes insurance contracts and financial instruments, the guidance does not apply to a significant portion of the Company's business. Consequently, the Company does not currently expect the adoption of this guidance to have a material impact; however, implementation efforts, including assessment of transition approach, are ongoing.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2016:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 946.4	$ 45.0	$ 8.5	$ —	$ 982.9	$ —
U.S. Government agencies and authorities	29.4	3.6	—	—	33.0	—
State, municipalities and political subdivisions	500.1	8.3	11.0	—	497.4	—
U.S. corporate public securities	9,992.8	509.9	58.0	—	10,444.7	4.0
U.S. corporate private securities	2,753.6	73.4	49.4	—	2,777.6	—
Foreign corporate public securities and foreign governments [1]	2,620.2	99.5	30.6	—	2,689.1	—
Foreign corporate private securities [1]	2,734.6	103.9	23.1	—	2,815.4	—
Residential mortgage-backed securities:						
Agency	1,375.6	61.5	13.2	11.0	1,434.9	—
Non-Agency	271.4	41.1	2.3	4.6	314.8	11.0
Total Residential mortgage-backed securities	1,647.0	102.6	15.5	15.6	1,749.7	11.0
Commercial mortgage-backed securities	951.2	14.0	8.1	—	957.1	—
Other asset-backed securities	317.8	7.8	3.0	—	322.6	0.3
Total fixed maturities, including securities pledged	22,493.1	968.0	207.2	15.6	23,269.5	15.3
Less: Securities pledged	722.6	29.2	3.6	—	748.2	—
Total fixed maturities	21,770.5	938.8	203.6	15.6	22,521.3	15.3
Equity securities	15.2	3.5	—	—	18.7	—
Total fixed maturities and equity securities investments	$ 21,785.7	$ 942.3	$ 203.6	$ 15.6	$22,540.0	$ 15.3

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $118.2 of net unrealized gains on impaired available-for-sale securities.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2015:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 992.7	$ 70.2	$ 4.2	$ —	$ 1,058.7	$ —
U.S. Government agencies and authorities	79.4	2.8	0.3	—	81.9	—
State, municipalities and political subdivisions	359.1	6.6	5.2	—	360.5	—
U.S. corporate public securities	10,718.9	389.2	236.2	—	10,871.9	4.5
U.S. corporate private securities	2,365.0	74.3	44.9	—	2,394.4	—
Foreign corporate public securities and foreign governments [1]	2,826.9	67.3	101.2	—	2,793.0	—
Foreign corporate private securities [1]	2,592.9	95.0	61.9	—	2,626.0	—
Residential mortgage-backed securities						
Agency	1,525.4	81.2	5.8	14.9	1,615.7	—
Non-Agency	221.4	43.9	2.1	6.2	269.4	19.5
Total Residential mortgage-backed securities	1,746.8	125.1	7.9	21.1	1,885.1	19.5
Commercial mortgage-backed securities	1,311.0	35.8	3.4	—	1,343.4	—
Other asset-backed securities	257.6	11.3	5.6	—	263.3	0.3
Total fixed maturities, including securities pledged	23,250.3	877.6	470.8	21.1	23,678.2	24.3
Less: Securities pledged	633.3	52.2	13.1	—	672.4	—
Total fixed maturities	22,617.0	825.4	457.7	21.1	23,005.8	24.3
Equity securities	15.4	3.8	—	—	19.2	—
Total fixed maturities and equity securities investments	$ 22,632.4	$ 829.2	$ 457.7	$ 21.1	$23,025.0	$ 24.3

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $180.3 of net unrealized gains on impaired available-for-sale securities.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2016, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 977.5	$ 978.6
After one year through five years	4,778.4	4,977.2
After five years through ten years	8,053.5	8,171.5
After ten years	5,767.7	6,112.8
Mortgage-backed securities	2,598.2	2,706.8
Other asset-backed securities	317.8	322.6
Fixed maturities, including securities pledged	$ 22,493.1	$ 23,269.5

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2016 and 2015, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2016				
Communications	$ 1,070.3	$ 83.7	$ 4.4	$ 1,149.6
Financial	2,917.6	115.6	18.2	3,015.0
Industrial and other companies	8,692.2	342.7	70.7	8,964.2
Energy	1,809.2	85.5	20.5	1,874.2
Utilities	2,642.1	125.4	32.8	2,734.7
Transportation	600.3	24.2	5.9	618.6
Total	$ 17,731.7	$ 777.1	$ 152.5	$ 18,356.3
December 31, 2015				
Communications	$ 1,147.2	$ 64.9	$ 17.9	$ 1,194.2
Financial	2,798.2	108.8	22.1	2,884.9
Industrial and other companies	8,778.0	282.1	165.9	8,894.2
Energy	2,357.3	32.2	175.9	2,213.6
Utilities	2,500.6	113.6	31.2	2,583.0
Transportation	571.8	17.0	13.8	575.0
Total	$ 18,153.1	$ 618.6	$ 426.8	$ 18,344.9

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2016 and 2015, approximately 53.8% and 46.6%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2016 and 2015, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2016 and 2015, the fair value of loaned securities was $270.9 and $147.9, respectively, and is included in Securities pledged on the Balance Sheets. As of December 31, 2016 and 2015, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $111.0 and $153.6, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Balance Sheets. As of December 31, 2016 and 2015, liabilities to return collateral of $111.0 and $153.6, respectively, are included in Payables under securities loan agreements, including collateral held on the Balance Sheets.

During the first quarter of 2016 under an amendment to the securities lending program, the Company began accepting non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected in the Company's Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2016, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $168.2. As of December 31, 2015, the Company did not retain any securities as collateral.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table sets forth borrowings under securities lending transactions by class of collateral pledged for the dates indicated:

	December 31, 2016[1]	December 31, 2015
U.S. Treasuries	$ 62.4	$ —
U.S. corporate public securities	174.3	73.5
Foreign corporate public securities and foreign governments	42.5	80.1
Payables under securities loan agreements	$ 279.2	$ 153.6

[1] Borrowings under securities lending transactions include both cash and non-cash collateral of $111.0 and $168.2, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the investments in VIEs was $227.4 and $1.2 as of December 31, 2016 and 2015, respectively; these investments are included in Limited partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2016:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 455.0	$ 8.5	$ —	$ —	$ —	$ —	$ 455.0	$ 8.5
U.S. Government agencies and authorities	—	—	—	—	—	—	—	—
State, municipalities and political subdivisions	269.3	9.5	—	—	11.7	1.5	281.0	11.0
U.S. corporate public securities	1,931.7	43.0	23.9	1.2	171.2	13.8	2,126.8	58.0
U.S. corporate private securities	822.9	29.2	34.5	0.7	122.9	19.5	980.3	49.4
Foreign corporate public securities and foreign governments	411.2	12.7	19.6	1.4	140.6	16.5	571.4	30.6
Foreign corporate private securities	478.6	17.8	—	—	50.7	5.3	529.3	23.1
Residential mortgage-backed	374.8	10.9	34.8	0.8	53.3	3.8	462.9	15.5
Commercial mortgage-backed	281.2	6.4	12.9	—	14.1	1.7	308.2	8.1
Other asset-backed	87.5	0.3	—	—	52.0	2.7	139.5	3.0
Total	$ 5,112.2	$ 138.3	$ 125.7	$ 4.1	$ 616.5	$ 64.8	$ 5,854.4	$ 207.2

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2015:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 311.6	$ 4.2	$ —	$ —	$ —	$ —	$ 311.6	$ 4.2
U.S. Government agencies and authorities	49.3	0.3	—	—	—	—	49.3	0.3
State, municipalities and political subdivisions	116.9	1.3	98.9	3.9	—	—	215.8	5.2
U.S. corporate public securities	1,973.2	63.0	2,250.3	140.7	136.1	32.5	4,359.6	236.2
U.S. corporate private securities	362.0	9.7	369.5	28.2	34.3	7.0	765.8	44.9
Foreign corporate public securities and foreign governments	815.3	28.0	416.3	45.7	134.0	27.5	1,365.6	101.2
Foreign corporate private securities	492.8	40.6	194.5	14.3	23.0	7.0	710.3	61.9
Residential mortgage-backed	145.8	1.0	94.1	1.7	150.8	5.2	390.7	7.9
Commercial mortgage-backed	236.2	1.9	25.2	0.8	0.7	0.7	262.1	3.4
Other asset-backed	13.5	— *	—	—	76.7	5.6	90.2	5.6
Total	$ 4,516.6	$ 150.0	$3,448.8	$ 235.3	$ 555.6	$ 85.5	$ 8,521.0	$ 470.8

*Less than $0.1.

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 90.5% and 86.6% of the average book value as of December 31, 2016 and 2015, respectively.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2016						
Six months or less below amortized cost	$ 5,318.4	$ 18.5	$ 147.7	$ 4.2	955	8
More than six months and twelve months or less below amortized cost	260.5	12.6	15.5	4.0	59	3
More than twelve months below amortized cost	429.5	22.1	29.2	6.6	141	6
Total	$ 6,008.4	$ 53.2	$ 192.4	$ 14.8	1,155	17
December 31, 2015						
Six months or less below amortized cost	$ 4,611.3	$ 468.6	$ 131.4	$ 131.5	758	93
More than six months and twelve months or less below amortized cost	3,445.1	—	171.2	—	524	—
More than twelve months below amortized cost	450.4	16.4	32.4	4.3	158	3
Total	$ 8,506.8	$ 485.0	$ 335.0	$ 135.8	1,440	96

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2016						
U.S. Treasuries	$ 463.5	$ —	$ 8.5	$ —	11	—
U.S. Government agencies and authorities	—	—	—	—	—	—
State, municipalities and political subdivisions	292.0	—	11.0	—	185	—
U.S. corporate public securities	2,172.6	12.2	55.0	3.0	374	3
U.S. corporate private securities	995.5	34.2	40.3	9.1	114	3
Foreign corporate public securities and foreign governments	597.8	4.2	29.6	1.0	126	3
Foreign corporate private securities	552.4	— *	23.1	— *	61	2
Residential mortgage-backed	478.4	— *	15.5	— *	172	3
Commercial mortgage-backed	313.7	2.6	6.4	1.7	66	3
Other asset-backed	142.5	—	3.0	—	46	—
Total	$ 6,008.4	$ 53.2	$ 192.4	$ 14.8	1,155	17
December 31, 2015						
U.S. Treasuries	$ 315.8	$ —	$ 4.2	$ —	8	—
U.S. Government agencies and authorities	49.6	—	0.3	—	1	—
State, municipalities and political subdivisions	221.0	—	5.2	—	117	—
U.S. corporate public securities	4,316.2	279.6	159.1	77.1	681	57
U.S. corporate private securities	769.5	41.2	33.3	11.6	90	4
Foreign corporate public securities and foreign governments	1,343.5	123.3	66.6	34.6	251	26
Foreign corporate private securities	734.2	38.0	50.4	11.5	81	5
Residential mortgage-backed	398.6	— *	7.9	— *	141	2
Commercial mortgage-backed	264.1	1.4	2.7	0.7	33	1
Other asset-backed	94.3	1.5	5.3	0.3	37	1
Total	$ 8,506.8	$ 485.0	$ 335.0	$ 135.8	1,440	96

*Less than $0.1.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows, after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the years ended December 31, 2016 and 2015, the Company had no new troubled debt restructurings for private placement bonds or commercial mortgage loans.

As of December 31, 2016, the Company held no commercial mortgage troubled debt restructured loans.

As of December 31, 2016 and 2015, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2016			December 31, 2015		
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ —	$ 3,882.5	$ 3,882.5	$ 3.7	$ 3,308.2	$ 3,311.9
Collective valuation allowance for losses	N/A	(1.0)	(1.0)	N/A	(1.0)	(1.0)
Total net commercial mortgage loans	$ —	$ 3,881.5	$ 3,881.5	$ 3.7	$ 3,307.2	$ 3,310.9

N/A - Not Applicable

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2016 and 2015.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2016	December 31, 2015
Collective valuation allowance for losses, balance at January 1	$ 1.0	$ 0.8
Addition to (reduction of) allowance for losses	—	0.2
Collective valuation allowance for losses, end of period	$ 1.0	$ 1.0

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2016	December 31, 2015
Impaired loans without allowances for losses	$ —	$ 3.7
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ —	$ 3.7
Unpaid principal balance of impaired loans	$ —	$ 3.7

The following table presents information on restructured loans as of the dates indicated:

	December 31, 2016	December 31, 2015
Troubled debt restructured loans	$ —	$ 3.7

The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2016 and 2015.

There were no loans 30 days or less in arrears, with respect to principal and interest as of December 31, 2016. There were two loans 30 days or less in arrears, with respect to principal and interest as of December 31, 2015, with a total amortized cost of $2.1.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made to either apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2016	**2015**	**2014**
Impaired loans, average investment during the period (amortized cost) [1]	$ 1.8	$ 10.4	$ 20.2
Interest income recognized on impaired loans, on an accrual basis [1]	—	0.5	1.1
Interest income recognized on impaired loans, on a cash basis [1]	—	0.6	1.0
Interest income recognized on troubled debt restructured loans, on an accrual basis	—	0.5	1.1

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following table presents the LTV ratios as of the dates indicated:

	December 31, 2016 [1]	December 31, 2015 [1]
Loan-to-Value Ratio:		
0% - 50%	$ 428.7	$ 399.9
>50% - 60%	1,010.8	927.9
>60% - 70%	2,104.1	1,772.0
>70% - 80%	334.7	207.0
>80% and above	4.2	5.1
Total Commercial mortgage loans	$ 3,882.5	$ 3,311.9

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

	December 31, 2016 [1]	December 31, 2015 [1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 3,013.6	$ 2,569.3
>1.25x - 1.5x	438.9	505.3
>1.0x - 1.25x	308.2	145.6
Less than 1.0x	77.2	40.4
Commercial mortgage loans secured by land or construction loans	44.6	51.3
Total Commercial mortgage loans	$ 3,882.5	$ 3,311.9

[1] Balances do not include collective valuation allowance for losses.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

| | December 31, 2016[1] | | December 31, 2015[1] | |
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 887.6	22.9%	$ 763.0	23.0%
South Atlantic	979.4	25.2%	792.5	23.9%
Middle Atlantic	494.5	12.7%	467.2	14.1%
West South Central	466.2	12.0%	388.8	11.7%
Mountain	378.5	9.7%	334.1	10.1%
East North Central	400.2	10.3%	324.2	9.8%
New England	64.1	1.7%	58.2	1.8%
West North Central	140.0	3.6%	117.6	3.6%
East South Central	72.0	1.9%	66.3	2.0%
Total Commercial mortgage loans	$ 3,882.5	100.0%	$ 3,311.9	100.0%

[1] Balances do not include collective valuation allowance for losses.

| | December 31, 2016[1] | | December 31, 2015[1] | |
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,144.7	29.5%	$ 1,125.1	33.9%
Industrial	988.2	25.5%	788.3	23.8%
Apartments	832.3	21.4%	615.2	18.6%
Office	668.4	17.2%	535.6	16.2%
Hotel/Motel	82.9	2.1%	83.3	2.5%
Mixed Use	31.1	0.8%	29.9	0.9%
Other	134.9	3.5%	134.5	4.1%
Total Commercial mortgage loans	$ 3,882.5	100.0%	$ 3,311.9	100.0%

[1] Balances do not include collective valuation allowance for losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

	December 31, 2016[1]	December 31, 2015[1]
Year of Origination:		
2016	$ 959.3	$ —
2015	795.5	810.1
2014	553.6	557.9
2013	600.5	624.7
2012	169.1	232.8
2011	353.2	460.4
2010 and prior	451.3	626.0
Total Commercial mortgage loans	$ 3,882.5	$ 3,311.9

[1] Balances do not include collective valuation allowance for losses.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following table identifies the Company's credit-related and intent-related impairments included in the Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2016		2015		2014	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate public securities	$ 1.9	2	$ 11.0	10	$ 1.4	2
Foreign corporate public securities and foreign governments [1]	2.6	2	18.2	6	0.6	4
Foreign corporate private securities [1]	1.5	2	0.5	1	—	—
Residential mortgage-backed	3.9	32	2.7	27	2.8	39
Commercial mortgage-backed	0.1	1	0.4	2	0.1	2
Other asset-backed	— *	2	—	—	0.5	2
Equity	—	—	— *	1	0.3	2
Total	$ 10.0	41	$ 32.8	47	$ 5.7	51

[1] Primarily U.S. dollar denominated.

* Less than $0.1.

The above tables include $5.3, $7.3 and $3.7 of write-downs related to credit impairments for the years ended December 31, 2016, 2015 and 2014, respectively, in Other-than-temporary impairments, which are recognized in the Statements of Operations. The remaining $4.7, $25.5 and $2.0, for the years ended December 31, 2016, 2015 and 2014, respectively, are related to intent impairments.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2016		2015		2014	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate public securities	$ 1.7	1	$ 11.0	9	$ 1.2	2
Foreign corporate public securities and foreign governments [1]	1.8	1	14.0	5	0.6	4
Foreign corporate private securities [1]	—	—	—	—	—	—
Residential mortgage-backed	1.1	3	0.1	4	0.1	5
Commercial mortgage-backed	0.1	1	0.4	2	0.1	2
Other asset-backed	—	—	—	—	—	—
Equity	—	—	—	—	—	—
Total	$ 4.7	6	$ 25.5	20	$ 2.0	13

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,		
	2016	2015	2014
Balance at January 1	$ 27.2	$ 33.1	$ 42.1
Additional credit impairments:			
On securities not previously impaired	—	—	0.4
On securities previously impaired	2.6	1.8	3.0
Reductions:			
Increase in cash flows	0.4	0.4	0.5
Securities sold, matured, prepaid or paid down	9.2	7.3	11.9
Balance at December 31	$ 20.2	$ 27.2	$ 33.1

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,		
	2016	2015	2014
Fixed maturities	$ 1,205.2	$ 1,169.5	$ 1,121.7
Equity securities, available-for-sale	2.8	2.1	2.4
Mortgage loans on real estate	176.3	165.0	145.6
Policy loans	5.1	4.7	5.0
Short-term investments and cash equivalents	—	0.3	0.8
Other	33.3	18.3	39.9
Gross investment income	1,422.7	1,359.9	1,315.4
Less: investment expenses	60.2	54.4	50.7
Net investment income	$ 1,362.5	$ 1,305.5	$ 1,264.7

As of December 31, 2016 and 2015, the Company had $6.3 and $1.7, respectively, of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,		
	2016	2015	2014
Fixed maturities, available-for-sale, including securities pledged	$ 9.9	$ (37.5)	$ 2.4
Fixed maturities, at fair value option	(137.6)	(98.0)	(50.0)
Equity securities, available-for-sale	0.1	—	(0.1)
Derivatives	(1,075.9)	(86.8)	(33.8)
Embedded derivatives - fixed maturities	(5.6)	(5.0)	(2.7)
Guaranteed benefit derivatives	324.2	95.8	(708.4)
Other investments	—	(0.1)	18.5
Net realized capital gains (losses)	$ (884.9)	$ (131.6)	$ (774.1)
After-tax net realized capital gains (losses)	$ (575.2)	$ (85.6)	$ (503.2)

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax, were as follows for the periods indicated:

| | Year Ended December 31, | | |
	2016	2015	2014
Proceeds on sales	$ 3,021.3	$ 1,700.4	$ 2,436.1
Gross gains	75.5	24.7	21.9
Gross losses	64.0	35.6	26.3

3. Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate swaps and floors: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company uses interest rate floor contracts to hedge interest rate exposure if rates decrease below a specified level. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. Credit default swaps are also used to hedge credit exposure associated with certain variable annuity guarantees. The Company utilizes these contracts in non-qualifying hedging relationships.

Total return swaps: The Company uses total return swaps as a hedge against a decrease in variable annuity account values, which are invested in certain indices. Using total return swaps, the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of assets or a market index and the LIBOR rate, calculated by reference to an agreed upon notional principal amount. No cash is exchanged at the onset of the contracts. Cash is paid and received over the life of the contract based upon the terms of the swaps. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company uses currency forward contracts to hedge policyholder liabilities associated with the variable annuity contracts which are linked to foreign indices. The currency fluctuations may result in a decrease in account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company also used futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of fixed index annuity ("FIA") contracts. During the first quarter of 2016, the Company moved to a static hedging strategy for its FIA contracts and replaced futures contracts with equity options.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses options to manage the equity, interest rate and equity volatility risk of the economic liabilities associated with certain variable annuity minimum guaranteed benefits and/or to mitigate certain rebalancing costs resulting from increased volatility. The Company also uses equity options to hedge against an increase in various equity indices, and interest rate options to hedge against an increase in the interest rate benchmarked crediting strategies within FIA contracts. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Variance swaps: The Company uses variance swaps to manage equity volatility risk on the economic liabilities associated with certain minimum guaranteed living benefits and/or to mitigate certain rebalancing costs resulting from increased volatility. An increase in the equity volatility results in higher valuations of such liabilities. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on the changes in equity volatility over a defined period. The Company utilizes equity variance swaps in non-qualifying hedging relationships.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/ spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2016			December 31, 2015		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 18.2	$ 0.3	$ 0.1	$ 18.2	$ 0.5	$ —
Foreign exchange contracts	161.6	13.1	3.7	57.1	11.7	—
Fair value hedges:						
Interest rate contracts	—	—	—	295.1	0.8	5.9
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	38,839.9	530.2	112.5	27,139.0	529.5	114.9
Foreign exchange contracts	1,222.1	33.3	12.8	967.0	30.9	12.3
Equity contracts	28,042.9	399.3	50.1	19,062.4	223.7	65.6
Credit contracts	204.0	2.6	0.2	1,230.0	2.3	5.9
Embedded derivatives:						
Within fixed maturity investments	N/A	15.6	—	N/A	21.1	—
Within products	N/A	—	3,500.0	N/A	—	3,628.1
Within reinsurance agreements	N/A	(5.9)	145.5	N/A	(15.6)	10.2
Total		$ 988.5	$ 3,824.9		$ 804.9	$ 3,842.9

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2016 and 2015. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2016		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 204.0	$ 2.6	$ 0.2
Equity contracts	21,545.3	377.0	49.3
Foreign exchange contracts	1,383.7	46.4	16.5
Interest rate contracts	35,454.4	530.5	112.1
		956.5	178.1
Counterparty netting[1]		(162.3)	(162.3)
Cash collateral netting[1]		(685.5)	(14.9)
Securities collateral netting[1]		(52.1)	—
Net receivables/payables		$ 56.6	$ 0.9

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2015		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 1,230.0	$ 2.3	$ 5.9
Equity contracts	11,528.3	167.5	53.9
Foreign exchange contracts	1,024.1	42.6	12.3
Interest rate contracts	24,030.4	530.8	120.1
		743.2	192.2
Counterparty netting[1]		(184.6)	(184.6)
Cash collateral netting[1]		(427.3)	(5.9)
Securities collateral netting[1]		(12.5)	(1.7)
Net receivables/payables		$ 118.8	$ —

[1] Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Balance Sheets. As of December 31, 2016, the Company held $654.8 and $23.0 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2015, the Company held $423.0 and $0.4 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2016, the Company delivered $477.3 of securities and held $52.1 of securities as collateral. As of December 31, 2015, the Company delivered $524.5 of securities and held $12.9 of securities as collateral.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2016	**2015**	**2014**
Derivatives: Qualifying for hedge accounting[(1)]			
Cash flow hedges:			
Interest rate contracts	$ 0.3	$ 0.3	$ 0.2
Foreign exchange contracts	1.1	0.8	0.7
Fair value hedges:			
Interest rate contracts	(2.0)	(3.6)	(12.9)
Derivatives: Non-qualifying for hedge accounting[(2)]			
Interest rate contracts	(6.9)	135.4	797.0
Foreign exchange contracts	91.4	56.8	91.8
Equity contracts	(1,145.4)	(277.3)	(911.4)
Credit contracts	(14.4)	0.8	0.8
Embedded derivatives:			
Within fixed maturity investments[(2)]	(5.6)	(5.0)	(2.7)
Within products[(2)]	324.2	95.8	(708.4)
Within reinsurance agreements[(3)]	(125.6)	175.6	(231.1)
Total	$ (882.9)	$ 179.6	$ (976.0)

[(1)] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Statements of Operations. For the years ended December 31, 2016, 2015 and 2014, ineffective amounts were immaterial.

[(2)] Changes in value are included in Other net realized capital gains (losses) in the Statements of Operations.

[(3)] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2016, the fair values of credit default swaps of $2.6 and $0.2 were included in Derivatives assets and Derivatives liabilities, respectively, on the Balance Sheets. As of December 31, 2015, the fair values of credit default swaps of $2.3 and $5.9 were included in Derivatives assets and Derivatives liabilities, respectively, on the Balance Sheets. As of December 31, 2016, the maximum potential future net exposure to the Company was $194.0 on credit default swaps. As of December 31, 2015, the maximum potential future net exposure to the Company was $220.0 on credit default swaps. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

4.   Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing or other similar techniques.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 974.1	$ 8.8	$ —	$ 982.9
U.S. Government agencies and authorities	—	33.0	—	33.0
State, municipalities and political subdivisions	—	497.4	—	497.4
U.S. corporate public securities	—	10,434.5	10.2	10,444.7
U.S. corporate private securities	—	2,364.0	413.6	2,777.6
Foreign corporate public securities and foreign governments[1]	—	2,688.7	0.4	2,689.1
Foreign corporate private securities[1]	—	2,671.9	143.5	2,815.4
Residential mortgage-backed securities	—	1,727.2	22.5	1,749.7
Commercial mortgage-backed securities	—	949.4	7.7	957.1
Other asset-backed securities	—	291.9	30.7	322.6
Total fixed maturities, including securities pledged	974.1	21,666.8	628.6	23,269.5
Equity securities, available-for-sale	11.6	—	7.1	18.7
Derivatives:				
Interest rate contracts	—	530.5	—	530.5
Foreign exchange contracts	—	46.4	—	46.4
Equity contracts	22.3	342.7	34.3	399.3
Credit contracts	—	2.6	—	2.6
Embedded derivative on reinsurance	—	(5.9)	—	(5.9)
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,310.8	64.7	5.0	1,380.5
Assets held in separate accounts	30,933.7	—	—	30,933.7
Total assets	$ 33,252.5	$ 22,647.8	$ 675.0	$ 56,575.3
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 1,987.5	$ 1,987.5
GMAB / GMWB / GMWBL[2]	—	—	1,512.5	1,512.5
Other derivatives:				
Interest rate contracts	0.5	112.1	—	112.6
Foreign exchange contracts	—	16.5	—	16.5
Equity contracts	0.8	49.3	—	50.1
Credit contracts	—	0.2	—	0.2
Embedded derivative on reinsurance	—	145.5	—	145.5
Total liabilities	$ 1.3	$ 323.6	$ 3,500.0	$ 3,824.9

[1] Primarily U.S. dollar denominated.
[2] Guaranteed minimum accumulation benefits ("GMAB"), Guaranteed minimum withdrawal benefits ("GMWB") and Guaranteed minimum withdrawal benefits with life payouts ("GMWBL").

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,049.2	$ 9.5	$ —	$ 1,058.7
U.S. Government agencies and authorities	—	81.9	—	81.9
State, municipalities and political subdivisions	—	360.5	—	360.5
U.S. corporate public securities	—	10,871.2	0.7	10,871.9
U.S. corporate private securities	—	2,067.1	327.3	2,394.4
Foreign corporate public securities and foreign governments[1]	—	2,791.8	1.2	2,793.0
Foreign corporate private securities[1]	—	2,481.0	145.0	2,626.0
Residential mortgage-backed securities	—	1,856.5	28.6	1,885.1
Commercial mortgage-backed securities	—	1,331.3	12.1	1,343.4
Other asset-backed securities	—	252.0	11.3	263.3
Total fixed maturities, including securities pledged	1,049.2	22,102.8	526.2	23,678.2
Equity securities, available-for-sale	12.5	—	6.7	19.2
Derivatives:				
Interest rate contracts	—	530.8	—	530.8
Foreign exchange contracts	—	42.6	—	42.6
Equity contracts	56.2	161.8	5.7	223.7
Credit contracts	—	2.3	—	2.3
Embedded derivative on reinsurance	—	(15.6)	—	(15.6)
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,947.2	1.4	—	1,948.6
Assets held in separate accounts	33,355.5	—	—	33,355.5
Total assets	$ 36,420.6	$ 22,826.1	$ 538.6	$ 59,785.3
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 1,779.1	$ 1,779.1
GMAB / GMWB / GMWBL	—	—	1,849.0	1,849.0
Other derivatives:				
Interest rate contracts	0.7	120.1	—	120.8
Foreign exchange contracts	—	12.3	—	12.3
Equity contracts	11.7	53.9	—	65.6
Credit contracts	—	5.9	—	5.9
Embedded derivative on reinsurance	—	10.2	—	10.2
Total liabilities	$ 12.4	$ 202.4	$ 3,628.1	$ 3,842.9

[1] Primarily U.S. dollar denominated

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fixed maturities: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

U.S. Treasuries: Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

U.S. government agencies and authorities, State, municipalities and political subdivisions: Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

U.S. corporate public securities, Foreign corporate public securities and foreign governments: Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

U.S. corporate private securities and Foreign corporate private securities: Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

RMBS, CMBS and ABS: Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2016, $537.9 and $17.6 billion of a total fair value of $23.3 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2015, $504.8 and $18.6 billion of a total fair value of $23.7 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents exit price for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. The remaining derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Guaranteed benefit derivatives: The Company records reserves for annuity contracts containing GMAB, GMWB and GMWBL riders. The guarantee is an embedded derivative and is required to be accounted for separately from the host variable annuity

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The indexed-crediting feature in the Company's FIA contracts is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The discount rate used to determine the fair value of the Company's GMAB, GMWB, GMWBL and FIA embedded derivative liabilities includes an adjustment to reflect nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivative on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2016 and 2015. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2016										
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings [4]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. corporate public securities	0.7	(0.1)	(0.4)	—	—	(0.7)	(0.4)	11.1	—	10.2	—
U.S. corporate private securities	327.3	(0.2)	3.7	131.5	—	(14.0)	(46.1)	18.6	(7.2)	413.6	(0.2)
Foreign corporate public securities and foreign governments[1]	1.2	(0.8)	—	—	—	—	—	—	—	0.4	(0.8)
Foreign corporate private securities[1]	145.0	(1.4)	8.8	—	—	(0.1)	(26.1)	20.5	(3.2)	143.5	(1.3)
Residential mortgage-backed securities	28.6	(3.0)	—	—	—	(2.6)	(0.5)	—	—	22.5	(2.9)
Commercial mortgage-backed securities	12.1	(0.2)	0.2	—	—	—	(4.7)	0.3	—	7.7	(0.2)
Other asset-backed securities	11.3	(0.1)	(0.2)	13.8	—	—	(2.9)	8.8	—	30.7	(0.1)
Total fixed maturities, including securities pledged	526.2	(5.8)	12.1	145.3	—	(17.4)	(80.7)	59.3	(10.4)	628.6	(5.5)
Equity securities, available-for-sale	6.7	—	0.4	—	—	—	—	—	—	7.1	—
Derivatives:											
Guaranteed benefit derivatives:											
FIA[2]	(1,779.1)	(159.7)	—	—	(237.2)	—	188.5	—	—	(1,987.5)	—
GMWB/GMAB/GMWBL[2]	(1,849.0)	483.9	—	—	(147.9)	—	0.5	—	—	(1,512.5)	—
Other derivatives, net	5.7	3.8	—	27.5	—	—	(2.7)	—	—	34.3	28.5
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	—	—	—	5.0	—	—	—	—	—	5.0	—

[1] Primarily U.S. dollar denominated.
[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.
[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Year Ended December 31, 2015										
	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings [4]
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. corporate public securities	$ 53.8	$ —	$ (0.1)	$ 0.2	$ —	$ —	$ —	$ —	$ (53.2)	$ 0.7	$ —
U.S. corporate private securities	260.2	(0.1)	(11.9)	111.3	—	(2.6)	(73.3)	43.7	—	327.3	(0.1)
Foreign corporate public securities and foreign governments[1]	—	(4.2)	(0.3)	—	—	—	(5.1)	10.8	—	1.2	(4.2)
Foreign corporate private securities[1]	147.3	(0.5)	(3.4)	9.4	—	—	(40.2)	32.4	—	145.0	(0.7)
Residential mortgage-backed securities	31.3	(1.1)	(0.5)	—	—	—	(0.3)	1.8	(2.6)	28.6	(1.1)
Commercial mortgage-backed securities	—	—	(0.1)	15.0	—	—	(2.8)	—	—	12.1	—
Other asset-backed securities	0.9	—	—	11.9	—	—	(0.7)	16.5	(17.3)	11.3	—
Total fixed maturities, including securities pledged	493.5	(5.9)	(16.3)	147.8	—	(2.6)	(122.4)	105.2	(73.1)	526.2	(6.1)
Equity securities, available-for-sale	—	—	0.2	6.5	—	—	—	—	—	6.7	—
Derivatives:											
Guaranteed benefit derivatives:											
FIA[2]	(1,924.4)	228.7	—	—	(255.2)	—	171.8	—	—	(1,779.1)	—
GMWB/GMAB/GMWBL[2]	(1,564.4)	(132.9)	—	—	(152.3)	—	0.6	—	—	(1,849.0)	—
Other derivatives, net	31.2	(29.8)	—	21.6	—	—	(17.3)	—	—	5.7	(25.5)
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1.8	—	—	—	—	—	(1.8)	—	—	—	—

(1) Primarily U.S. dollar denominated.
(2) All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Statements of Operations.
(3) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
(4) For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Statements of Operations.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

For the years ended December 31, 2016 and 2015, the transfers in and out of Level 3 for fixed maturities and equity securities, were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

Significant unobservable inputs used in the fair value measurements of GMABs, GMWBs and GMWBLs include long-term equity and interest rate implied volatility, correlations between the rate of return on policyholder funds and between interest rates and equity returns, nonperformance risk, mortality and policyholder behavior assumptions, such as benefit utilization, lapses and partial withdrawals. Such inputs are monitored quarterly.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

Following is a description of selected inputs:

Equity/Interest Rate Volatility: A term-structure model is used to approximate implied volatility for the equity indices and swap rates for GMAB, GMWB and GMWBL fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

Correlations: Integrated interest rate and equity scenarios are used in GMAB, GMWB and GMWBL fair value measurements to better reflect market interest rates and interest rate volatility correlations between equity and fixed income fund groups and between equity fund groups and interest rates. The correlations are based on historical fund returns and swap rates from external sources.

Nonperformance Risk: For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as adjustment to reflect the priority of policyholder claims.

Actuarial Assumptions: Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2016:

| | Range[1] | | |
Unobservable Input	GMWB / GMWBL	GMAB	FIA
Long-term equity implied volatility	15% to 25%	15% to 25%	—
Interest rate implied volatility	0.1% to 18%	0.1% to 18%	—
Correlations between:			
Equity Funds	-13% to 99%	-13% to 99%	—
Equity and Fixed Income Funds	-38% to 62%	-38% to 62%	—
Interest Rates and Equity Funds	-32% to 26%	-32% to 26%	—
Nonperformance risk	0.25% to 1.6%	0.25% to 1.6%	0.25% to 1.6%
Actuarial Assumptions:			
Benefit Utilization	85% to 100% [2]	—	—
Partial Withdrawals	—	0% to 3.4%	0% to 10%
Lapses	0.11% to 12.15% [3][4]	0.4% to 19.1% [3][4]	0% to 60% [3]
Mortality	— [5]	— [5]	— [5]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Those policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of policies, approximately 40% are taking systematic withdrawals. The Company assumes that 85% of all policies will begin systematic withdrawals either immediately or after a delay period, with 100% utilizing at age 100. The utilization function varies by policyholder age and policy duration. Interactions with lapse and mortality also affect utilization. The utilization rate for GMWB and GMWBL tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWB and GMWBL benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less "in the money" (i.e., where the notional benefit amount is in excess of the account value) due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWB or GMWBL benefit amount. There is also a higher utilization rate, though indirectly, for contracts which are highly "in the money". The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of December 31, 2016 (account value amounts are in $ billions).

| | Account Values | | | |
Attained Age Group	In the Money	Out of the Money	Total	Average Expected Delay (Years)**
< 60	$ 1.8	$ — *	$ 1.8	9.9
60-69	5.6	0.1	5.7	4.9
70+	5.7	0.1	5.8	3.0
	$ 13.1	$ 0.2	$ 13.3	5.5

 *Less than $0.1.

 ** For population expected to withdraw in future. Excludes policies taking systematic withdraws and 15% of policies the Company assumes will never withdraw until age 100.

[3] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.

[4] The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money." The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period or at the shock lapse period and to whether they are "in the money" or "out of the money" as of December 31, 2016 (account value amounts are in $ billions). Lapse ranges are based on weighted average ranges of underlying account value exposure.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Moneyness	GMAB Account Value	GMAB Lapse Range	GMWB/GMWBL Account Value	GMWB/GMWBL Lapse Range
During Surrender Charge Period					
	In the Money**	$ —	0.4% to 6.9%	$ 2.0	0.1% to 4.5%
	Out of the Money	—	1.6% to 7.6%	— *	0.6% to 4.7%
Shock Lapse Period					
	In the Money**	$ —	4.7% to 17.3%	$ 2.7	2.3% to 11.6%
	Out of the Money	—	17.3% to 19.1%	— *	11.6% to 12.2%
After Surrender Charge Period					
	In the Money**	$ —	2.8% to 10.6%	$ 8.5	1.4% to 6.7%
	Out of the Money	0.1	10.6% to 11.7%	0.6	6.7% to 7.0%

* Less than $0.1.

**The low end of the range corresponds to policies that are highly "in the money." The high end of the range corresponds to the policies that are close to zero in terms of "in the moneyness."

[5] The mortality rate is based on the 2012 Individual Annuity Mortality Basic table with mortality improvements.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2015:

Unobservable Input	Range[1] GMWB / GMWBL	GMAB	FIA
Long-term equity implied volatility	15% to 25%	15% to 25%	—
Interest rate implied volatility	0.1% to 18%	0.1% to 18%	—
Correlations between:			
Equity Funds	48% to 98%	48% to 98%	—
Equity and Fixed Income Funds	-38% to 62%	-38% to 62%	—
Interest Rates and Equity Funds	-32% to 16%	-32% to 16%	—
Nonperformance risk	0.23% to 1.3%	0.23% to 1.3%	0.23% to 1.3%
Actuarial Assumptions:			
Benefit Utilization	85% to 100% [2]	—	—
Partial Withdrawals	0% to 10%	0% to 10%	0% to 10%
Lapses	0.08% to 22% [3][4]	0.08% to 25% [3][4]	0% to 60% [3]
Mortality	— [5]	— [5]	— [5]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Those policyholders who have elected systematic withdrawals are assumed to continue taking withdrawals. As a percent of account value, 36% are taking systematic withdrawals. Of those policyholders who are not taking withdrawals, the Company assumes that 85% will begin systematic withdrawals after a delay period. The utilization function varies by policyholder age and policy duration. Interactions with lapse and mortality also affect utilization. The utilization rate for GMWB and GMWBL tends to be lower for younger contract owners and contracts that have not reached their maximum accumulated GMWB and GMWBL benefit amount. There is also a lower utilization rate, though indirectly, for contracts that are less "in the money" (i.e., where the notional benefit amount is in excess of the account value) due to higher lapses. Conversely, the utilization rate tends to be higher for contract owners near or beyond retirement age and contracts that have accumulated their maximum GMWB or GMWBL benefit amount. There is also a higher utilization rate, though indirectly, for contracts which are highly "in the money". The chart below provides the GMWBL account value by current age group and average expected delay times from the associated attained age group as of December 31, 2015 (account value amounts are in $ billions).

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

| Attained Age Group | Account Values | | | Average Expected Delay (Years)* |
	In the Money	Out of the Money	Total	
< 60	$ 2.2	$ — *	$ 2.2	9.0
60-69	6.1	— *	6.1	4.2
70+	5.4	— *	5.4	2.4
	$ 13.7	$ — *	$ 13.7	5.0

* Less than $0.1

** For population expected to withdraw in future. Excludes policies taking systematic withdrawals and policies the Company assumes will never withdraw.

(3) Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.

(4) The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money." The table below shows an analysis of policy account values according to whether they are in or out of the surrender charge period or at the shock lapse period and to whether they are "in the money" or "out of the money" as of December 31, 2015 (account value amounts are in $ billions). The December 31, 2015 presentation and calculation of the lapse ranges has been made consistent with the current period. Lapse ranges are based on weighted average ranges of underlying account value exposure.

| | Moneyness | GMAB | | GMWB/GMWBL | |
		Account Value	Lapse Range	Account Value	Lapse Range
During Surrender Charge Period					
	In the Money**	$ —	0.4% to 6.9%	$ 4.9	0.1% to 4.5%
	Out of the Money	—	1.6% to 7.6%	— *	0.6% to 4.7%
Shock Lapse Period					
	In the Money**	$ — *	5.4% to 22.3%	$ 1.8	3.0% to 13.7%
	Out of the Money	— *	22.3% to 24.5%	— *	13.7% to 14.4%
After Surrender Charge Period					
	In the Money**	$ — *	2.8% to 12.1%	$ 7.1	1.8% to 7.9%
	Out of the Money	— *	12.1% to 13.3%	0.5	7.9% to 8.2%

* Less than $0.1.

** The low end of the range corresponds to policies that are highly "in the money." The high end of the range corresponds to the policies that are close to zero in terms of "in the moneyness."

(5) The mortality rate is based on the 2012 Individual Annuity Mortality Basic table with mortality improvements.

Generally, the following will cause an increase (decrease) in the GMAB, GMWB and GMWBL embedded derivative fair value liabilities:

- An increase (decrease) in long-term equity implied volatility
- An increase (decrease) in interest rate implied volatility
- An increase (decrease) in equity-interest rate correlations
- A decrease (increase) in nonperformance risk
- A decrease (increase) in mortality
- An increase (decrease) in benefit utilization
- A decrease (increase) in lapses

Changes in fund correlations may increase or decrease the fair value depending on the direction of the movement and the mix of funds. Changes in partial withdrawals may increase or decrease the fair value depending on the timing and magnitude of withdrawals.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company notes the following interrelationships:

- Higher long-term equity implied volatility is often correlated with lower equity returns, which will result in higher in-the-moneyness, which in turn, results in lower lapses due to the dynamic lapse component reducing the lapses. This increases the projected number of policies that are available to use the GMWBL benefit and may also increase the fair value of the GMWBL.
- Generally, an increase (decrease) in benefit utilization will decrease (increase) lapses for GMWB and GMWBL.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2016		December 31, 2015	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 23,269.5	$ 23,269.5	$ 23,678.2	$ 23,678.2
Equity securities, available-for-sale	18.7	18.7	19.2	19.2
Mortgage loans on real estate	3,881.5	3,940.3	3,310.9	3,429.8
Policy loans	74.7	74.7	79.8	79.8
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,380.5	1,380.5	1,948.6	1,948.6
Derivatives	978.8	978.8	799.4	799.4
Other investments	18.6	18.6	48.6	48.6
Deposits from affiliates	157.8	158.0	155.3	156.3
Embedded derivative on reinsurance	(5.9)	(5.9)	(15.6)	(15.6)
Assets held in separate accounts	30,933.7	30,933.7	33,355.5	33,355.5
Liabilities:				
Investment contract liabilities:				
Deferred annuities[1]	19,443.1	19,193.3	19,274.7	19,367.9
Funding agreements with fixed maturities	357.8	355.0	1,105.7	1,083.1
Supplementary contracts, immediate annuities and other	2,724.1	2,956.3	1,766.5	1,955.3
Derivatives:				
Guaranteed benefit derivatives:				
FIA	1,987.5	1,987.5	1,779.1	1,779.1
GMAB/GMWB/GMWBL	1,512.5	1,512.5	1,849.0	1,849.0
Other derivatives	179.4	179.4	204.6	204.6
Long-term debt	435.0	543.2	435.0	524.7
Embedded derivative on reinsurance	145.5	145.5	10.2	10.2

[1] Certain amounts included in Deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Other investments: FHLB stock is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value and is classified as Level 2.

Deposits from affiliates: Fair value is estimated based on the fair value of the liabilities for the underlying contracts. Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, that are risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 2.

Investment contract liabilities:

> *Deferred annuities*: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities, taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

> *Funding agreements with fixed maturities*: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, that are risk-free rates plus an adjustment for nonperformance risk. These liabilities are classified as Level 2.

> *Supplementary contracts and immediate annuities:* Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

5. Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2014	$ 2,271.7	$ 58.6	$ 2,330.3
Deferrals of commissions and expenses	118.2	—	118.2
Amortization:			
Amortization	24.4	(12.2)	12.2 [2]
Interest accrued	100.5	3.3 [1]	103.8
Net amortization included in the Statements of Operations	124.9	(8.9)	116.0
Change in unrealized capital gains/losses on available-for-sale securities	(301.9)	(10.6)	(312.5)
Balance as of December 31, 2014	2,212.9	39.1	2,252.0
Deferrals of commissions and expenses	115.3	—	115.3
Amortization:			
Amortization	(688.2)	(17.2)	(705.4) [2]
Interest accrued	35.8	2.6 [1]	38.4
Net amortization included in the Statements of Operations	(652.4)	(14.6)	(667.0)
Change in unrealized capital gains/losses on available-for-sale securities	424.4	20.1	444.5
Balance as of December 31, 2015	2,100.2	44.6	2,144.8
Deferrals of commissions and expenses	123.1	—	123.1
Amortization:			
Amortization	(446.8)	(9.1)	(455.9) [2]
Interest accrued	30.8	2.1 [1]	32.9
Net amortization included in the Statements of Operations	(416.0)	(7.0)	(423.0)
Change in unrealized capital gains/losses on available-for-sale securities	(122.3)	(6.9)	(129.2)
Balance as of December 31, 2016	$ 1,685.0	$ 30.7	$ 1,715.7

[1] Interest accrued at the following rates for VOBA: 3.8% to 5.8% during 2016, 2.2% to 5.8% during 2015 and 2.0% to 5.8% during 2014.

[2] Includes loss recognition for DAC and VOBA of $137.1 and $0.6, respectively, during 2016 and loss recognition for DAC and VOBA of $275.7 and $1.2, respectively, during 2015. There was no loss recognition for DAC and VOBA during 2014.

The estimated amount of VOBA amortization expense, net of interest, for the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2017	7.5
2018	6.6
2019	6.0
2020	6.1
2021	7.4

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

6.   Sales Inducements

During the years ended December 31, 2016, 2015 and 2014, the Company capitalized $28.5, $22.0 and $28.4, respectively, of Sales inducements to contract owners. During the years ended December 31, 2016, 2015 and 2014, the Company amortized $(126.3), $(109.8) and $(19.3), respectively, of Sales inducements to contract owners, which included loss recognition of $32.3 and $65.1 for the years ended December 31, 2016 and 2015, respectively. The Company had no loss recognition related to Sales inducements to contract owners for the year ended December 31, 2014. The unamortized balance of capitalized Sales inducements to contract owners was $312.9 and $431.6 as of December 31, 2016 and 2015, respectively.

7.   Guaranteed Benefit Features

While the Company stopped actively writing new retail variable annuity products with substantial guarantee features in early 2010, its currently-sold retail variable annuity contracts with separate account options guarantee the contract owner a return of no less than (i) total deposits made to the contract less any partial withdrawals, (ii) total deposits made to the contract less any partial withdrawals plus a minimum return, or (iii) the highest contract value on a specified date minus any withdrawals. These guarantees include benefits that are payable in the event of death, annuitization or at specified dates.

The Company also has certain indexed annuity products which contain guaranteed withdrawal benefit provisions. This provision guarantees an annual withdrawal amount for life that is calculated as a percentage of the benefit base, which equals premium paid at the time of product issue, and can increase by a rollup percentage (mainly 7%, 6% or a percentage linked to index credits earned, depending on versions of the benefit) or annual ratchet. The percentage used to determine the guaranteed annual withdrawal amount may vary by age at first withdrawal and depends on whether the benefit is for a single life or joint lives.

The Company's major source of income from guaranteed benefit features is the base contract mortality, expense, and guaranteed death and living benefit rider fees charged to the contract owner, less the costs of administering the product and providing for the guaranteed death and living benefits.

The Company's closed block of variable annuity contracts offer one or more of the following guaranteed death and living benefits:

Guaranteed Minimum Death Benefits (GMDB)

- *Standard*: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the premiums paid by the customer, adjusted for withdrawals.

- *Ratchet*: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the greater of (1) Standard or (2) the maximum policy anniversary (or quarterly) value of the variable annuity, adjusted for withdrawals.

- *Rollup*: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the aggregate premiums paid by the contract owner, with interest at the contractual rate per annum, adjusted for withdrawals. The Rollup may be subject to a maximum cap on the total benefit.

- *Combo*: Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the greater of (1) Ratchet or (2) Rollup.

Guaranteed Minimum Living Benefits

Guaranteed Minimum Income Benefit (GMIB): Guarantees a minimum income payout, exercisable only on a contract anniversary on or after a specified date, in most cases 10 years after purchase of the GMIB rider. The income payout is determined based on contractually established annuity factors multiplied by the benefit base. The benefit base equals the premium paid at the time of product issue and may increase over time based on a number of factors, including a rollup percentage (mainly 7% or 6% depending on the version of the benefit) and ratchet frequency subject to maximum caps which vary by product version (200%, 250% or 300% of initial premium).

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Withdrawal Benefit for Life (GMWB/GMWBL): Guarantees an annual withdrawal amount for a specified period of time (GMWB) or life (GMWBL) that is calculated as a percentage of the benefit base that equals premium paid at the time of product issue and may increase over time based on a number of factors, including a rollup percentage (mainly 7%, 6% or 0%, depending on versions of the benefit) and ratchet frequency (primarily annually or quarterly, depending on versions). The rollup ceases 10 years after purchase of the rider, or in the year when withdrawals occur. The percentage used to determine the guaranteed annual withdrawal amount may vary by age at first withdrawal and depends on versions of the benefit. A joint life-time withdrawal benefit option was available to include coverage for spouses. Most versions of the withdrawal benefit included reset and/or step-up features that may increase the guaranteed withdrawal amount in certain conditions. Earlier versions of the withdrawal benefit guarantee that annual withdrawals of up to 7.0% of eligible premiums may be made until eligible premiums previously paid by the contract owner are returned, regardless of account value performance. Asset allocation requirements apply at all times where withdrawals are guaranteed for life.

Guaranteed Minimum Accumulation Benefit (GMAB): Guarantees that the account value will be at least 100% of the eligible premiums paid by the customer after 10 years, adjusted for withdrawals. The Company offered an alternative design that guaranteed the account value to be at least 200% of the eligible premiums paid by contract owners after 20 years.

The following assumptions and methodology were used to determine the guaranteed reserves for closed block of variable annuity contracts as of December 31, 2016 and 2015:

Area	Assumptions/Basis for Assumptions
Data used	Based on 1,000 investment performance scenarios.
Mean investment performance	GMDB and GMIB: The overall blended mean is 7.8% based on a single fund group.
	GMAB / GMWB / GMWBL: Zero rate curve.
Volatility	GMDB: 14.2% for 2016 and 15.1% for 2015.
	GMIB: 14.2% for 2016 and 15.1% for 2015.
	GMAB / GMWB / GMWBL: Implied volatilities through the first 5 years and then a blend of implied and historical thereafter.
Mortality	Depending on the type of benefit and gender, the Company uses the 2012 Individual Annuity Mortality Basic table with mortality improvement through December 31, 2016, further adjusted for company experience.
Lapse rates	Vary by contract type, share class, time remaining in the surrender charge period and in-the-moneyness.
Discount rates	GMDB / GMIB: 5.5% for 2016 and 2015.
	GMAB / GMWB / GMWBL: Zero rate curve plus adjustment for nonperformance risk.

Variable annuity contracts containing guaranteed minimum death and living benefits expose the Company to market risk. For example, with a decline in the equity markets, the Company has exposure to increasing claims due to the guaranteed minimum benefits. On the other hand, with an increase in the equity markets, the Company's exposure to risks associated with the guaranteed minimum benefits generally decreases. In order to mitigate the risk associated with guaranteed death and living benefits, the Company enters into reinsurance agreements and derivative positions on various public market indices chosen to closely replicate contract owner variable fund returns.

The calculation of the GMDB, GMIB, GMAB, GMWB, and GMWBL liabilities assumes dynamic surrenders and dynamic utilization of the guaranteed living benefit feature.

The liabilities for variable annuity contracts containing guaranteed minimum death and living benefits are recorded in separate account liabilities as follows as of December 31, 2016 and 2015. The separate account liabilities may include more than one type of guarantee. These liabilities are subject to the requirements for additional reserve liabilities under ASC Topic 944, which are

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

recorded on the Balance Sheets in Future policy benefits and contract owner account balances. The paid and incurred amounts were as follows for the years ended December 31, 2016, 2015 and 2014:

	GMDB[1]	GMAB/GMWB	GMIB[2]	GMWBL[3]
Separate account liability at December 31, 2016	$ 30,838.9	$ 534.0	$ 9,806.7	$ 13,311.4
Separate account liability at December 31, 2015	$ 33,321.3	$ 593.5	$ 11,338.1	$ 13,811.4
Additional liability balance:				
Balance at January 1, 2014	$ 339.0	$ 28.7	$ —	$ 414.0
Incurred guaranteed benefits	108.6	4.8	—	631.5
Paid guaranteed benefits	(73.3)	(0.7)	—	—
Balance at December 31, 2014	374.3	32.8	—	1,045.5
Incurred guaranteed benefits	231.4	(3.1)	—	200.5
Paid guaranteed benefits	(88.5)	(0.6)	—	—
Balance at December 31, 2015	517.2	29.1	—	1,246.0
Incurred guaranteed benefits	128.2	(6.5)	—	(353.8)
Paid guaranteed benefits	(135.5)	(0.5)	—	—
Balance at December 31, 2016	$ 509.9	$ 22.1	$ —	$ 892.2

[1]The additional liability balances as of December 31, 2016, 2015, 2014 and as of January 1, 2014 are presented net of reinsurance of $29.0, $32.8, $30.8 and $33.2, respectively.

[2]The additional liability balances as of December 31, 2016, 2015, 2014 and as of January 1, 2014 are presented net of reinsurance of $1.3 billion, $1.4 billion, $1.1 billion and $1.1 billion, respectively.

[3]The additional liability balances as of December 31, 2016, 2015, 2014 and as of January 1, 2014 are presented net of reinsurance of $598.2, $573.9, $486.1 and $458.3, respectively.

The Company also calculates additional liabilities for FIA contracts with guaranteed withdrawal benefits. The additional liability represents the expected value of these benefits in excess of the projected account balance, and is accreted based on assessments over the accumulation period of the contract. The additional liability for FIA guaranteed withdrawal benefits was $146.6 and $91.0, as of December 31, 2016 and 2015, respectively. The additional liability is recorded in Future policy benefits and contract owner account balances on the Balance Sheets.

The net amount at risk for the GMDB, GMAB and GMWB benefits is equal to the guaranteed value of these benefits in excess of the account values.

The net amount at risk for the GMIB and GMWBL benefits is equal to the excess of the present value of the minimum guaranteed annuity payments available to the contract owner over the current account value.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The separate account values, net amount at risk, net of reinsurance, and the weighted average attained age of contract owners by type of minimum guaranteed benefit, were as follows as of the dates indicated.

| | In the Event of Death | At Annuitization, Maturity, or Withdrawal | | |
	GMDB	GMAB/GMWB	GMIB	GMWBL
December 31, 2016				
Separate account value	$ 30,838.9	$ 534.0	$ 9,806.7	$ 13,311.4
Net amount at risk, net of reinsurance	$ 5,503.9	$ 13.5	$ —	$ —
Weighted average attained age	71	73	—	—
December 31, 2015				
Separate account value	$ 33,321.3	$ 593.5	$ 11,338.1	$ 13,811.4
Net amount at risk, net of reinsurance	$ 6,073.6	$ 17.2	$ —	$ —
Weighted average attained age	70	72	—	—

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2016 and 2015 was $30.8 billion and $33.3 billion, respectively.

8. Reinsurance

The Company has reinsurance treaties with 14 unaffiliated reinsurers covering a portion of the mortality risks and guaranteed death and living benefits under its life and annuity contracts. The Company, as cedant, also has reinsurance treaties with three affiliates, SLD, SLDI and RRII, related to funding agreements, fixed annuities, variable annuities and universal life insurance policies. In addition, the Company assumed reinsurance risk under reinsurance treaties with its affiliate, ReliaStar Life Insurance Company ("RLI") related to certain life insurance policies and employee benefit group annual term policies. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. Furthermore, the Company has an agreement with SLD which is accounted for using the deposit method. For additional information regarding these transactions with affiliates, see the *Related Party Transactions* Note for further detail.

Deposits, premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

| | December 31, | |
	2016	2015
Reserves ceded and claims recoverable [1]	$ 6,805.2	$ 5,041.5
Deposits [1]	157.8	155.3
Funds withheld by ceding companies [1]	431.5	449.1
Premiums receivable, net	23.0	—
Total	$ 7,417.5	$ 5,645.9

[1] Includes amounts with affiliates - refer to the *Related Party Transactions* Note for further detail.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the effect of reinsurance on Premiums for the periods indicated:

		December 31,				
		2016		**2015**		**2014**
Premiums:						
Direct premiums	$	731.8	$	482.7	$	634.2
Reinsurance assumed [1]		436.1		428.5		407.7
Reinsurance ceded [1]		(671.4)		(405.4)		(504.1)
Net premiums	$	496.5	$	505.8	$	537.8

[1] Includes amounts with affiliates - refer to the *Related Party Transactions* Note for further detail.

9. Capital Contributions, Dividends and Statutory Information

Iowa insurance law imposes restrictions on an Iowa insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Iowa Insurance Commission.

Under Iowa law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of the Company's earned statutory surplus at the prior year end or (2) the Company's prior year statutory net gain from operations. Iowa law also prohibits an Iowa insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

On June 9, 2016 the Company declared an ordinary dividend in the amount of $373.0, which was paid to its Parent on June 27, 2016. On May 20, 2015, the Company paid an ordinary dividend in the amount of $394.0 to its Parent.

During the year ended December 31, 2016, the Company did not pay any extraordinary distributions to its Parent. During the year ended December 31, 2015, the Company paid an extraordinary distribution in the amount of $98.0 to its Parent.

During the years ended December 31, 2016, and 2015, the Company did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Division. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Division. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Division, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Statutory net income (loss) was $232.4, $553.3 and $335.6, for the years ended December 31, 2016, 2015 and 2014, respectively. Statutory capital and surplus was $1.9 billion and $2.1 billion as of December 31, 2016 and 2015, respectively .

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated:

	December 31,		
	2016	**2015**	**2014**
Fixed maturities, net of OTTI	$ 760.8	$ 406.8	$ 1,388.5
Equity securities, available-for-sale	3.5	3.8	3.6
Derivatives	10.3	11.8	7.6
DAC/VOBA, Sales inducements and other intangibles adjustments on available-for-sale securities	(371.6)	(181.3)	(714.0)
Other	(35.4)	(35.9)	(35.5)
Unrealized capital gains (losses), before tax	367.6	205.2	650.2
Deferred income tax asset (liability)	56.9	113.7	(42.0)
Unrealized capital gains (losses), after tax	424.5	318.9	608.2
Pension and other postretirement benefits liability, net of tax	0.6	0.7	0.8
AOCI	$ 425.1	$ 319.6	$ 609.0

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Statements of Operations, were as follows for the periods indicated:

	Year Ended December 31, 2016					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	354.9	$	(124.1)	$	230.8
Equity securities		(0.3)		0.1		(0.2)
Other		0.5		(0.2)		0.3
OTTI		9.0		(3.2)		5.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Statements of Operations		(9.9)		3.5		(6.4)
DAC/VOBA, Sales inducements and other intangibles		(190.3) [1]		66.6		(123.7)
Change in unrealized gains/losses on available-for-sale securities		163.9		(57.3)		106.6
Derivatives:						
Derivatives		(1.5) [2]		0.5		(1.0)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Statements of Operations		—		—		—
Change in unrealized gains/losses on derivatives		(1.5)		0.5		(1.0)
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Statements of Operations		(0.1) [3]		—		(0.1)
Change in pension and other postretirement benefits liability		(0.1)		—		(0.1)
Change in Other comprehensive income (loss)	$	162.3	$	(56.8)	$	105.5

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2015		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,025.8)	$ 359.0	$ (666.8)
Equity securities	0.2	(0.1)	0.1
Other	(0.4)	0.1	(0.3)
OTTI	6.6	(2.3)	4.3
Adjustments for amounts recognized in Net realized capital gains (losses) in the Statements of Operations	37.5	(13.1)	24.4
DAC/VOBA, Sales inducements and other intangibles	532.7 [(1)]	(186.4)	346.3
Change in unrealized gains/losses on available-for-sale securities	(449.2)	157.2	(292.0)
Derivatives:			
Derivatives	4.2 [(2)]	(1.5)	2.7
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Statements of Operations	—	—	—
Change in unrealized gains/losses on derivatives	4.2	(1.5)	2.7
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Statements of Operations	(0.2) [(3)]	0.1	(0.1)
Change in pension and other postretirement benefits liability	(0.2)	0.1	(0.1)
Change in Other comprehensive income (loss)	$ (445.2)	$ 155.8	$ (289.4)

[(1)] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Financial Statements for additional information.
[(2)] See the *Derivative Financial Instruments* Note to these Financial Statements for additional information.
[(3)] See the *Benefit Plans* Note to these Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2014					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	538.0	$	(188.4)	$	349.6
Equity securities		1.3		(0.5)		0.8
Other		(0.2)		0.1		(0.1)
OTTI		16.7		(5.8)		10.9
Adjustments for amounts recognized in Net realized capital gains (losses) in the Statements of Operations		6.3		(2.2)		4.1
DAC/VOBA, Sales inducements and other intangibles		(372.5) [1]		130.4		(242.1)
Change in unrealized gains/losses on available-for-sale securities		189.6		(66.4)		123.2
Derivatives:						
Derivatives		7.2 [2]		(2.5)		4.7
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Statements of Operations		—		—		—
Change in unrealized gains/losses on derivatives		7.2		(2.5)		4.7
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Statements of Operations		(0.2) [3]		0.1		(0.1)
Change in pension and other postretirement benefits liability		(0.2)		0.1		(0.1)
Change in Other comprehensive income (loss)	$	196.6	$	(68.8)	$	127.8

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

11. Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31,					
	2016		2015		2014	
Current tax expense (benefit):						
Federal	$	67.0	$	(68.5)	$	69.9
Total current tax expense (benefit)		67.0		(68.5)		69.9
Deferred tax expense (benefit):						
Federal		48.9		14.6		27.4
Total deferred tax expense (benefit)		48.9		14.6		27.4
Total income tax expense (benefit)	$	115.9	$	(53.9)	$	97.3

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

		Year Ended December 31,				
		2016		**2015**		**2014**
Income (loss) before income taxes	$	135.2	$	(79.0)	$	72.4
Tax rate		35.0%		35.0%		35.0%
Income tax expense (benefit) at federal statutory rate		47.3		(27.7)		25.3
Tax effect of:						
Dividends received deduction		(68.3)		(76.3)		(58.6)
Valuation allowance		136.1		47.7		125.8
Audit settlements		(2.2)		—		2.8
Tax credits		1.7		2.3		2.0
Non-deductible expense (benefit)		1.3		0.1		0.2
Other		—		—		(0.2)
Income tax expense (benefit)	$	115.9	$	(53.9)	$	97.3
Effective tax rate		85.7%		68.2%		134.4%

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

		Year Ended December 31,		
		2016		**2015**
Deferred tax assets				
Insurance reserves	$	767.5	$	759.0
Investments		817.9		867.9
Compensation and benefits		22.9		21.7
Other assets		22.0		21.6
Total gross assets before valuation allowance		1,630.3		1,670.2
Less: Valuation allowance		733.5		597.4
Assets, net of valuation allowance		896.8		1,072.8
Deferred tax liabilities				
Deferred policy acquisition costs		(662.9)		(842.7)
Net unrealized investment (gains) losses		(244.7)		(135.3)
Total gross liabilities		(907.6)		(978.0)
Net deferred income tax asset (liability)	$	(10.8)	$	94.8

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2016 and 2015, the Company had total valuation allowances of $733.5 and $597.4, respectively. As of December 31, 2016 and 2015, $919.2 and $783.1, respectively, of these valuation allowances were allocated to continuing operations, and $(185.7) as of the end of each period was allocated to Other comprehensive income (loss) related to realized and unrealized capital losses.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

___

For the years ended December 31, 2016, 2015 and 2014, the increases in the valuation allowance were $136.1, $47.7 and $125.8, respectively, all of which were allocated to continuing operations.

Tax Sharing Agreement

The Company had a receivable from Voya Financial, Inc. of $4.1 as of December 31, 2016 and a payable to Voya Financial, Inc. of $27.6 as of December 31, 2015, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the periods indicated are as follows:

	Year Ended December 31,		
	2016	**2015**	**2014**
Balance at beginning of period	$ 5.5	$ 5.5	$ 2.7
Additions for tax positions related to prior years	—	—	2.8
Reductions for tax positions related to prior years	(2.3)	—	—
Reductions for settlements with taxing authorities	(1.3)	—	—
Balance at end of period	$ 1.9	$ 5.5	$ 5.5

The Company had $1.9, $5.5 and $5.5, respectively, of unrecognized tax benefits as of December 31, 2016, 2015 and 2014, which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and income tax expense on the Balance Sheets and Statement of Operations, respectively. The Company had no accrued interest as of December 31, 2016 and 2015.

Tax Regulatory Matters

During 2016, the Internal Revenue Service ("IRS") completed its examination of Voya Financial, Inc.'s consolidated return (including the Company) through tax year 2015. The audit settlements did not have a material impact on the Company. Voya Financial, Inc. (including the Company) is currently under audit by the IRS, and it is expected that the examination of tax year 2016 may be finalized within the next twelve months. Voya Financial, Inc. (including the Company) and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2016 and 2017.

The Company does not expect any material changes in the amount of the unrecognized tax benefit of $1.9 within the next twelve months. The timing of a payment (if any) associated with the unrecognized tax benefit cannot be reliably estimated.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

12.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $2.1, $1.7 and $2.1, for the years ended December 31, 2016, 2015 and 2014, respectively, and are included in Operating expenses in the Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax qualified defined contribution and stock bonus plan, which includes an employee stock ownership plan component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation, subject to IRS limits. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $3.2, $3.0 and $3.3, for the years ended December 31, 2016, 2015 and 2014, respectively, and are included in Operating expenses in the Statements of Operations.

Non-Qualified Retirement Plans

Effective December 31, 2001, the Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The SERPs are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs as of December 31, 2016 and 2015:

		Year Ended December 31,		
		2016		**2015**
Change in benefit obligation:				
Benefit obligation, January 1	$	21.6	$	23.5
Interest cost		1.0		1.0
Benefits paid		(1.3)		(1.7)
Actuarial (gains) losses on obligation		1.1		(1.2)
Benefit obligation, December 31	$	22.4	$	21.6

Amounts recognized on the Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2016 and 2015:

		December 31,		
		2016		**2015**
Accrued benefit cost	$	(22.4)	$	(21.6)
Accumulated other comprehensive income (loss):				
Prior service cost (credit)		(0.1)		(0.1)
Net amount recognized	$	(22.5)	$	(21.7)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2016 and 2015, benefit obligation for the SERPs were as follows:

	2016	**2015**
Discount rate	4.55%	4.81%
Rate of compensation increase	4.00%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERP. Based upon all available information, it was determined that 4.55% was the appropriate discount rate as of December 31, 2016, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2016	**2015**	**2014**
Discount rate	4.81%	4.36%	4.95%
Rate of compensation increase	4.00%	4.00%	4.00%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs were as follows for the years ended December 31, 2016, 2015 and 2014:

		Year Ended December 31,			
	2016		2015		2014
Interest cost	$ 1.0	$	1.0	$	1.0
Amortization of prior service cost (credit)	—		—		—
Net (gain) loss recognition	1.1		(1.2)		3.9
Net periodic (benefit) cost	$ 2.1	$	(0.2)	$	4.9

Cash Flows

In 2017, the Company is expected to contribute $1.2 to the SERPs. Future expected benefit payments related to the SERPs for the years ended December 31, 2017 through 2021, and thereafter through 2026, are estimated to be $1.2, $1.2, $1.4, $1.3, $1.3 and $6.9, respectively.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 through 2015. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plans, that upon vesting, will be issuable in Voya Financial, Inc. common stock.

The Company was allocated compensation expense from Voya Financial, Inc. and ING Group of $12.0, $12.0 and $14.4, for the years ended December 31, 2016, 2015 and 2014, respectively.

The Company recognized tax benefits of $4.9, $5.6 and $5.1 in December 31, 2016, 2015 and 2014, respectively. Excess tax benefits are recognized in Additional paid-in capital and are accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital are not recognized until the benefits result in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with Voya Services Company, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring its supplemental health care costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The Voya Financial, Inc. Deferred Compensation Savings Plan is a non-qualified deferred compensation plan that includes a 401(k) excess component. The benefits charges allocated to the Company related to all of these plans for the years ended December 31, 2016, 2015 and 2014, were $3.5, $3.5 and $3.6, respectively.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

13.   Commitments and Contingencies

Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2017.

For the years ended December 31, 2016, 2015 and 2014, rent expense for leases was $6.1, $5.4 and $7.1, respectively. The future net minimum payment under non-cancellable leases for the year ended December 31, 2017 is estimated to be $5.3 and none thereafter. Lease expenses not paid directly by the Company were paid for by an affiliate and allocated to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. As of December 31, 2016 and 2015, the Company had off-balance sheet commitments to acquire mortgage loans of $261.3 and $323.6, respectively, and purchase limited partnerships and private placement investments of $366.2 and $285.9, respectively.

Federal Home Loan Bank Funding

The Company is a member of the FHLB of Des Moines and is required to pledge collateral to back funding agreements issued to the FHLB. As of December 31, 2016 and 2015, the Company had $200.1 and $950.4, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. These non-putable funding agreements are included in Future policy benefits and contract owner account balances on the Balance Sheets. As of December 31, 2016 and 2015, assets with a market value of $235.7 and $1,096.0, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, at fair value on the Balance Sheets.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreements, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,	
	2016	**2015**
Fixed maturity collateral pledged to FHLB[1]	$ 235.7	$ 1,096.0
FHLB restricted stock[2]	18.0	48.0
Other fixed maturities-state deposits	10.5	11.5
Securities pledged[3]	748.2	672.4
Total restricted assets	$ 1,012.4	$ 1,827.9

[1] Included in Fixed maturities, available-for-sale, at fair value on the Balance Sheets.
[2] Included in Other investments on the Balance Sheets.
[3] Includes the fair value of loaned securities of $270.9 and $147.9 as of December 31, 2016 and 2015, respectively. In addition, as of December 31, 2016 and 2015, the Company delivered securities as collateral of $477.3 and $524.5, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Balance Sheets.

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies, requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation, and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2016, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

14. Related Party Transactions

Operating Agreements

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Underwriting and distribution agreement with Directed Services LLC ("DSL") (successor by merger to Directed Services, Inc.), an affiliated broker-dealer, whereby DSL serves as the principal underwriter for variable insurance products issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2016, 2015 and 2014, commissions were incurred in the amounts of $172.9, $198.3 and $217.0, respectively.

- Asset management agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administration and accounting services for VIAC's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2016, 2015 and 2014, expenses were incurred in the amounts of $56.7, $52.8 and $48.1, respectively.

- Intercompany agreement with DSL pursuant to which DSL agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2016, 2015 and 2014, revenue under the DSL intercompany agreement was $116.5, $115.5 and $139.9, respectively.

- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2016, 2015 and 2014, revenue under the VIM intercompany agreement was $41.8, $44.3 and $41.8, respectively.

- Services agreements with Voya Services Company dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology and finance and treasury services. For the years ended December 31, 2016, 2015 and 2014, expenses were incurred in the amounts of $133.3, $135.2 and $106.9, respectively. Effective October 1, 2010, the services agreement with Voya Services Company dated January 1, 2001, was amended in order for the Company to provide Voya Services Company with use of the corporate office facility at 5780 Powers Ferry Road, N.W., Atlanta, GA (the "Atlanta Office") in exchange for Voya Services Company's payment of the Company's direct and indirect costs for the Atlanta Office.

- Amended and Restated Services agreement between the Company and its U.S. insurance company affiliates and other affiliates dated as of April 1, 2015, for administrative, management, professional, advisory, consulting and other services. For the years ended December 31, 2016, 2015 and 2014, expenses related to the agreements were incurred in the amount of $19.3, $15.0 and $13.2, respectively.

- Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which the Company and affiliates provide services to RLNY. For the years ended December 31, 2016, 2015 and 2014, revenue related to the agreement was $2.5, $2.2 and $2.3, respectively.

- Variable annuity and fixed insurance products issued by the Company are sold by Voya Financial Advisors, Inc. ("VFA"), an affiliate of the Company. For the years ended December 31, 2016, 2015 and 2014 commission expenses incurred by the Company were $9.5, $10.6 and $10.9, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Reinsurance Agreements

<u>Reinsurance Ceded</u>

As of December 31, 2016 and 2015, total reserves ceded to affiliates were $6,750.8 and $5,019.9, respectively. For the years ended December 31, 2016, 2015 and 2014, premiums ceded to affiliates were $670.2, $404.5 and $502.5, respectively.

Waiver of Premium - Coinsurance Funds Withheld

Effective October 1, 2010, the Company entered into a coinsurance funds withheld agreement with its affiliate, SLDI. Under the terms of the agreement, the Company ceded to SLDI 100% of the group life waiver of premium liability (except for groups covered under rate credit agreements) assumed from RLI, related to the Group Annual Term Coinsurance Funds Withheld agreement between the Company and RLI described under "Reinsurance Assumed" below.

As of December 31, 2016 and 2015, the value of the funds withheld liability under this agreement was $154.9 and $170.6, respectively, which is included in Funds held under reinsurance treaties with affiliates on the Balance Sheets. In addition, as of December 31, 2016 and 2015, the Company had an embedded derivative under this agreement with a value of $(2.1) and $(5.6), respectively, which is recorded in Funds held under reinsurance treaties with affiliates on the Balance Sheets. As of December 31, 2016 and 2015, reserves ceded by the Company under this agreement were $183.9 and $203.6, respectively.

Guaranteed Living Benefit - Coinsurance and Coinsurance Funds Withheld

Prior to July 1, 2016, the Company had an amended and restated automatic reinsurance agreement with an affiliate, SLDI, on a combined coinsurance and coinsurance funds withheld basis, covering 100% of the benefits guaranteed under specific variable annuity guaranteed living benefit riders attached to certain variable annuity contracts issued by the Company on or after January 1, 2000. Also, prior to July 1, 2016, the Company had a services agreement with SLDI, under which the Company provided certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the reinsurance agreement. Additionally, prior to July 1, 2016, the Company and SLDI had an asset management services agreement, under which SLDI served as asset manager for the funds withheld account. SLDI retained its affiliate, VIM, as sub-advisor for the funds withheld account.

Effective July 1, 2016, SLDI acquired RRII, a Missouri life reinsurance captive, from its affiliate, ReliaStar Life Insurance Company and also effective July 1, 2016, RRII redomesticated from the State of Missouri to the State of Arizona. Effective July 1, 2016, the Company, SLDI and RRII entered into release, consent and novation agreements pursuant to which RRII assumed the variable annuity guaranteed living benefits previously reinsured to SLDI under the automatic reinsurance agreement; the services agreement from SLDI under which the Company provides certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the automatic reinsurance agreement; and SLDI's obligation to serve as asset manager for the funds withheld account under the asset management services agreement.

For the years ended December 31, 2016, 2015 and 2014, revenue related to the aforementioned services agreement was $9.6, $10.9, and $12.3, respectively.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The impacts of these agreements on the Balance Sheets as of the dates indicated are as follows:

($ in millions)	December 31,	
	2016	**2015**
Assets on deposit in trust	$ 6,504.5	$ 6,632.1
Funds withheld liability[1]	6,356.8	6,616.3
Embedded derivative[1]	147.6	15.8
Reserves ceded[2]	6,545.9	4,795.7
Deferred loss[3]	269.1	283.3

[1] Included in Funds held under reinsurance treaties with affiliates on the Balance Sheets.
[2] Included in Deposits, premiums receivable and reinsurance recoverable on the Balance Sheets.
[3] Included in Other assets on the Balance Sheets.

Multi-year Guaranteed Fixed Annuity - Coinsurance

Effective May 1, 2005, the Company entered into a coinsurance agreement with its affiliate, SLD. Under the terms of the agreement, SLD assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by the Company between January 1, 2001 and December 31, 2003. The coinsurance agreement was accounted for using the deposit method. In addition, the Company assigned to SLD all future premiums received by the Company attributable to the ceded contracts.

Under the terms of the agreement, the Company ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to SLD, resulting in a realized capital gain of $47.9 to the Company, which reduced the ceding commission.

The coinsurance agreement was accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. On September 25, 2015, the Company recaptured, via a commutation agreement, the multi-year guaranteed fixed annuity contracts ceded under the coinsurance agreement. Under the terms of the agreement, which was effective July 1, 2015, the Company received net assets in the amount of $618.7 in satisfaction of the deposit receivable balance and recognized a pre-tax loss of $4.2 in 2015. The Company incurred amortization expense of the negative ceding commission of $3.2 and $6.6 for the years ended December 31, 2015 and 2014, respectively, which is recorded in Other expense in the Statements of Operations.

Universal Life - Coinsurance

Effective January 1, 2000, the Company entered into a 100% coinsurance agreement with its affiliate, SLD, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after, the effective date of the agreement. As of December 31, 2016 and 2015, reserves ceded by the Company under this agreement were $21.0 and $20.6, respectively.

Guaranteed Investment Contract - Coinsurance

Effective August 20, 1999, the Company entered into a Facultative Coinsurance Agreement with its affiliate, SLD. Under the terms of the agreement, the Company facultatively cedes, from time to time, certain guaranteed investment contracts and funding agreements to SLD on a 100% coinsurance basis. The Company utilizes this reinsurance facility primarily for diversification and asset-liability management purposes in connection with this business. The coinsurance agreement is accounted for using the deposit method. As of December 31, 2016 and 2015, the deposit receivable was $157.8 and $155.3, respectively.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Reinsurance Assumed

As of December 31, 2016 and 2015, total reserves assumed from affiliates were $418.7 and $438.7, respectively. For the years ended December 31, 2016, 2015 and 2014, premiums assumed from affiliates were $436.1, $428.5 and $407.7, respectively.

Level Premium Term Life Insurance - Stop-loss

Effective January 1, 2012, the Company entered into a stop-loss agreement with RLI, which was amended and restated April 1, 2012, under which the Company agreed to indemnify RLI, and RLI agreed to reinsure with the Company, the aggregate mortality risk under the combined blocks of level premium term life insurance policies issued by RLI between January 1, 2009 and December 31, 2009 and also between January 1, 2012 and December 31, 2012. This coverage included certain level premium term life insurance policies assumed by RLI from RLNY under an Automatic Coinsurance Agreement effective March 1, 2008. Under the terms of the agreement, the Company will make benefit payments to RLI equal to the amount of claims in excess of the attachment point (equal to a percentage of net reinsurance premium) up to the maximum fully covered benefit. The stop-loss agreement is accounted for using the deposit method. A fee receivable from affiliate of $0.4 as of December 31, 2016 and 2015 is included in Other liabilities on the Balance Sheets. The fee is accrued and subsequently settled in cash each quarterly accounting period.

Group Annual Term - Coinsurance Funds Withheld

Effective December 31, 2008, the Company entered into a coinsurance funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreement, the Company assumed 100% quota share of RLI's net retained liability under certain Employee Benefits Group Annual Term policies, including disability waiver of premium.

The initial premium of $219.9 was equal to the aggregate reserve assumed by the Company. Thereafter, premiums are equal to the total earned gross premiums collected by RLI from policyholders. RLI will retain all reinsurance premiums payable to the Company as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, the Company will receive or pay a net settlement. This agreement was amended and restated October 1, 2010 to better reflect the current investment environment and to modify the treatment of claims under certain policies under which claims are not paid in the form of a single lump sum; the underlying terms described above remained unchanged. (Please see also description of "Waiver of Premium Coinsurance Funds Withheld" agreement between the Company and SLDI under "Reinsurance Ceded" above). As of December 31, 2016 and 2015, reserves assumed by the Company under this agreement were $418.7 and $438.7, respectively.

As of December 31, 2016 and 2015, the value of the funds withheld by ceding companies under this agreement was $437.4 and $464.8, respectively, which is included in Deposits, premiums receivable and reinsurance recoverable on the Balance Sheets. In addition, as of December 31, 2016 and 2015, the Company had an embedded derivative under this agreement with a value of $(5.9) and $(15.6), respectively.

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004, and based upon its renewal on January 14, 2014, expires on January 14, 2024, either party can borrow from the other up to 3.0% of the Company's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. For the years ended December 31, 2016, 2015 and 2014, interest on any borrowing by either the Company or Voya Financial, Inc. was charged at a rate based on the prevailing market rate for similar third-party borrowings or securities.

Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2016 and 2015. The Company did not incur interest expense for the year ended December 31, 2014. The Company earned interest income of $0.7, $0.7 and $0.2 for the years ended December 31, 2016, 2015 and 2014, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, in the Statements of Operations. As of December 31, 2016 and 2015, the Company did not have any outstanding receivable/payable with Voya Financial, Inc. under the reciprocal loan agreement.

Voya Insurance and Annuity Company
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Long-Term Debt with Affiliates

The Company issued a 30-year surplus note in the principal amount of $35.0 on December 8, 1999, to its affiliate, SLD, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contract owners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $2.8 for the years ended December 31, 2016, 2015 and 2014.

On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400.0 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, Voya Retirement Insurance and Annuity Company, RLI and SLDI. The Notes bear interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $25.4 for the years ended December 31, 2016, 2015 and 2014.

Part C
OTHER INFORMATION

Item 24 Financial Statements and Exhibits

(a) Financial Statements

Included in Part A:

Condensed Financial Information

Included in Part B:

Financial Statements of Separate Account B:

- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2016
- Statements of Operations for the year ended December 31, 2016
- Statements of Changes in Net Assets for the years ended December 31, 2016 and 2015
- Notes to Financial Statements

Financial Statements of Voya Insurance and Annuity Company:

- Report of Independent Registered Public Accounting Firm
- Balance Sheets as of December 31, 2016 and 2015
- Statements of Operations for the years ended December 31, 2016, 2015 and 2014
- Statements of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014
- Statements of Changes in Shareholder's Equity for the years ended December 31, 2016, 2015 and 2014
- Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014
- Notes to Financial Statements

(b) Exhibits

(1) (a) Resolution of the Board of Directors of ING USA Annuity and Life Insurance Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 29 to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(2) Not Applicable

(3) (a) Service Agreement by and between Golden American Life Insurance Company and Directed Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 28 to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on May 4, 1998; File No. 033-23351.)

(b) Amendment to and Restatement of the Distribution Agreement between ING USA and Directed Services, Inc. effective January 1, 2004. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B filed, filed on April 9, 2004; File No. 333-90516).

(c) Amendment to the Distribution Agreement between ING USA and Directed Services Inc. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 13, 2004; File No. 333-28755.)

(d) Form of Dealers Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(e) Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(f) Addendum to Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(g) Asset Management Agreement between Golden American Life Insurance Company and ING Investment Management LLC. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(h) Form of Assignment Agreement for Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(i) Expense Reimbursement Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(j) Master Selling Agreement. (Incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed May 12, 2006; File No. 333-70600).

(k) Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 55 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance and its Separate Account B, filed on April 6, 2011; File No. 333-28679.)

(l) Amendment No. 1 to the Intercompany Agreement dated December 1, 2013 (effective December 23, 2013) to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 44 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 9, 2014; File No. 333-30180.)

(m) Amendment No. 2 to the Intercompany Agreement dated December 22, 2010 (effective September 30, 2014) between Directed Services LLC and ING USA Annuity and Life Insurance Company (now known as "Voya Insurance and Annuity Company", or "VIAC"). (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 30, 2014; File No. 333-133944.)

(n) Amendment No. 3, effective as of April 1, 2015, to the Intercompany Agreement dated as of December 22, 2010 by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 23, 2015; File No. 333-202174.)

(o) Amendment No. 4, effective as of May 1, 2015, to the Intercompany Agreement dated as of December 22, 2010 by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(p) Amendment No. 5, effective as of March 1, 2016, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) by and between Directed Services LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on June 24, 2016; File No. 333-133944.)

(q) Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING USA Annuity and Life Insurance and Company. (Incorporated herein by reference to Post-Effective Amendment No. 55 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 6, 2011; File No. 333-28679.)

(r) Amendment No. 1 to the Intercompany Agreement dated December 1, 2013 (effective December 23, 2013) to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 44 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 9, 2014 (File No. 333-30180.)

(s)   Amendment No. 2 to the Intercompany Agreement dated December 22, 2010 (effective September 30, 2014) between ING Investment Management LLC (now known as "Voya Investment Management LLC") and ING USA Annuity and Life Insurance Company (now known as "Voya Insurance and Annuity Company", or "VIAC"). (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 30, 2014 (File No. 333-133944).

(t)   Amendment No. 3, effective as of May 1, 2015, to the Intercompany Agreement dated December 22, 2010 (effective September 30, 2014), by and between Voya Investment Management LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(u)   Amendment No. 4, effective as of March 1, 2016, to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) by and between Voya Investment Management LLC and Voya Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on June 24, 2016; File No. 333-133944.)

(4)   (a)   Flexible Premium Deferred Individual Variable Annuity Contract (ICC15 VI-IA-4046). (Incorporated herein by reference to Pre-Effective Amendment No. 1 on Form N-4 for Voya Insurance and Annuity Company, filed on April 23, 2015; File No. 333-202174.)

(b)   Unisex Endorsement (ICC15 VI-RA-4047). (Incorporated herein by reference to Pre-Effective Amendment No. 1 on Form N-4 for Voya Insurance and Annuity Company, filed on April 23, 2015; File No. 333-202174.)

(c)   Individual Non-Qualified Stretch Annuity Endorsement VI-RA-3164(2016). (Incorporated herein by reference to Post-Effective Amendment No. 49 to Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 4, 2016; File No. 033-59261).

(5)   (a)   Variable Annuity Flexible Premium Deferred Individual Variable Annuity Application (ICC15 171102). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 23, 2015; File No. 333-202174.)

(6)   (a)   Restated Articles of Incorporation dated July 2 and 3, 2003 (effective January 1, 2004) providing for the redomestication of Golden American Life Insurance Company. (Incorporated herein by reference to the ING USA Annuity and Life Insurance Company's 10-K filed with the Securities and Exchange Commission on March 29, 2004; File No. 033-87270.)

(b)   Amendment to Articles of Incorporation dated November 21, 2003 (effective January 1, 2004) providing for the name change of Golden American Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(c)   Amendment to Articles of Incorporation dated March 3 and March 4, 2004 (effective March 11, 2004) providing for the change in purpose and powers of ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to the ING USA Annuity and Life Insurance Company's 10-Q, filed on May 17, 2004; File No. 033-87270.)

(d)   Amendment to Articles of Incorporation dated March 4, 2004, providing for the change in purpose and powers of ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076).

(e)   Amended and Restated By-Laws of ING USA Annuity and Life Insurance Company dated December 15, 2004. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(f) Resolution of the Board of Directors for Powers of Attorney, dated April 23, 1999. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 for Golden American Life Insurance Separate and it's Separate Account B, filed on April 30, 1999; File No. 333-28679.)

(g) Articles of Merger and Agreement and Plan of Merger of USGALC, ULAIC, ELICI into GALIC and renamed ING USA Annuity and Life Insurance Company dated June 25, 2003. (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(7) Not Applicable

(8) (a) (1) Participation Agreement entered into as of April 30, 2003, among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, filed on July 17, 2003; File No. 333-105319.)

(2) Participation Agreement entered into as of September 15, 2008, as amended, among ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company of New York, ING Investors Trust, Directed Services, LLC, ING Funds Distributor, LLC, American Funds Insurance Series and Capital Research and Management Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for ReliaStar Life Insurance Company of New York Separate Account NY-B, filed on December 29, 2008; File No. 333-115515.)

(3) Amendment No. 2 dated as of April 1, 2015, to the Fund Participation Agreement dated April 30, 2003, as amended, by and among Voya Insurance and Annuity Company (formerly known as ING USA Annuity and Life Insurance Company and Golden American Life Insurance Company); Voya Retirement Insurance and Annuity Company (formerly known as ING Life Insurance and Annuity Company); ReliaStar Life Insurance Company; ReliaStar Life Insurance Company of New York; Security Life of Denver Insurance Company; and the American Funds Insurance Series. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(4) Business Agreement entered into as of April 30, 2003, among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, filed on July 17, 2003; File No. 333-105319.)

(5) Amendment No. 1 to the Business Agreement by and among ING USA Annuity and Life Insurance Company (fka Golden American Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company (individually and as the survivor and successor in interest following a merger with Southland Life Insurance Company), ING Life Insurance and Annuity Company (individually and as the survivor and successor in interest following a merger with ING Insurance Company of America), ING America Equities, Inc., ING Financial Advisers, LLC, Directed Services LLC (fka Directed Services, Inc.), American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 14, 2008; File No. 333-153338.)

(6) Amendment No. 2 entered into as of the 1st day of April, 2015, to the Business Agreement dated April 30, 2003, by and among Voya Insurance and Annuity Company (formerly known as ING USA Annuity and Life Insurance Company), Directed Services, LLC; Voya Retirement Insurance and Annuity Company (formerly ING Life Insurance and Annuity Company); ReliaStar Life Insurance and Annuity Company; ReliaStar Life Insurance Company of New York; Security Life of Denver Insurance Company; Voya America Equities, Inc.; Voya Financial Partners, LLC (formerly known as ING Financial Advisers, LLC); American Funds Distributors, Inc.; and Capital Research and Management Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(7) Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, filed on April 9, 2007; File Number 333-47527.)

(b) (1) Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(2) Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to the Participation Agreement dated April 25, 2008, by and between BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(3) Amendment No. 2, dated as of March 31, 2015, and effective as of April 1, 2015, to the Participation Agreement dated April 25, 2008, by and between BlackRock Investments, LLC., Voya Insurance and Annuity Company (formerly ING USA Annuity and Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(4) Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(5) Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(6)   Amendment No. 2, dated as of May 28, 2015, and effective as of April 1, 2015, to Administrative Services Agreement dated April 25, 2008, as amended, by and between BlackRock Advisors, LLC and Voya Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(7)   Rule 22C-2 Agreement, dated no later than April 16, 2007, and effective as of October 16, 2007, between BlackRock Distributors, Inc., on behalf of and as distributor for the BlackRock Funds and the Merrill Lynch family of funds and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on form N-4, filed on April 7, 2008; File No. 333-28755.)

(c)   (1)   Participation Agreement effective April 1, 2005, by and between Liberty Variable Investment Trust, Columbia Management Advisors, Inc. and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective amendment No. 8 to Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)

(2)   Rule 22c-2 Agreement dated April 16, 2007, and effective as of October 16, 2007, among Columbia Management Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4, filed on July 27, 2007; File No. 333-134760.)

(d)   (1)   Participation Agreement, dated as of April 20, 2015, by and among Voya Insurance and Annuity Company, Directed Services LLC, Deutsche Variable Series I, Deutsche Variable Series II, Deutsche Investments VIT Funds, DeAWM Distributors, Inc. and Deutsche Investment Management Americas Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(2)   Amendment to Participation Agreement, dated as of April 20, 2015, by and among Voya Insurance and Annuity Company, Directed Services LLC, Deutsche Variable Series I, Deutsche Variable Series II, Deutsche Investments VIT Funds, DeAWM Distributors, Inc. and Deutsche Investment Management Americas Inc. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 6, 2016; File No. 333-202174.)

(3)   Variable Annuity Fund/Serv & Networking Agreement between Voya Insurance and Annuity Company and DeAWM Service Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(e)   (1)   Fund Participation Agreement by and between Voya Insurance and Annuity Company, Voya Retirement Insurance and Annuity Company, directed Services, LLC, Eaton Vance Variable Trust, and Eaton Vance Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(f)	(1)	Fund Participation Agreement dated January 6, 2011 by and between ING Life Insurance and Annuity Company and Federated Securities Corp. (Incorporated herein by reference to Post-Effective Amendment No. 43 to the Registration Statement on Form N-4 for Voya Retirement Insurance and Annuity Company and its Variable Annuity Account B, filed on April 10, 2012; (File No. 033-75996.)
	(2)	Form of First Amendment to Fund Participation Agreement, effective as of April 1, 2017, by and among Voya Retirement Insurance and Annuity Company, Voya Insurance and Annuity Company and Federated Securities Corp.
	(3)	Form of 12b-1 Agreement as of April 1, 2017, between Federated Securities Corp. and Directed Services LLC.
(g)	(1)	Participation Agreement made and entered into as of July 20, 2001, by and among Fidelity, Golden American Life Insurance Company and Fidelity Distributors Corporation and Variable Insurance Products Fund, Variable Insurance Products Fund II and Variable Insurance Products Fund III. (Incorporated herein by reference to Post-Effective Amendment No. 32 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 26, 2002; File No. 033-23351.)
	(2)	Participation Agreement dated November 11, 2004, by and among Variable Insurance Products Funds, Fidelity Distributors Corporation, ING Partners, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ING Insurance Company of America, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)
	(3)	Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4, as filed on June 15, 2007; File No. 033-75962.)
	(4)	Letter Agreement dated May 16, 2007, and effective July 2, 2007, between ING USA Annuity and Life Insurance Company, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund V and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, as filed on October 23, 2007; File No. 333-117260.)
(h)	(1)	Amended and Restated Participation Agreement as of December 30, 2005, by and among Franklin Templeton Variable Insurance Products Trust/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 17 to the Registration Statement on Form N-4 for ReliaStar Life Insurance Company and its Separate Account NY-B, filed on February 1, 2007; File No. 333-85618.)
	(2)	Amendment No. 1, effective June 5, 2007, to the Amended and Restated Participation Agreement as of December 30, 2005, by and among Franklin Templeton Variable Insurance Products Trust/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. and amended on November 17, 2011. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for ReliaStar Life Insurance Company of NY and its Separate Account NYB, filed on July 6, 2007; File No. 333-139695.)

(3)   Amendment No. 2, dated November 17, 2011, to the Amended and Restated Participation Agreement as of December 30, 2005, by and among Franklin Templeton Variable Insurance Products Trust/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 59 to the Registration Statement on Form N-4 for ING Life Insurance and Annuity Company and its Separate Account C, filed on April 3, 2012; File No. 033-75962.)

(4)   Amendment No. 3, dated August 12, 2013, to the Amended and Restated Participation Agreement as of December 30, 2005, by and among Franklin Templeton Variable Insurance Products Trust/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. and amended on November 17, 2011. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 for Voya Retirement Insurance and Annuity Company and its Variable Annuity Account C, filed on April 9, 2014; File No. 333-167680.)

(5)   Amendment No. 4 to the Amended and Restated Participation Agreement by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Voya Retirement Insurance and Annuity Company, Voya Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Directed Services, LLC and Voya Financial Partners, LLC. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 23, 2015; File No. 333-202174.)

(6)   Form of Amendment No. 5 to the Amended and Restated Participation Agreement by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Voya Retirement Insurance and Annuity Company, Voya Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Directed Services, LLC and Voya Financial Partners, LLC. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 23, 2015; File No. 333-202174.)

(7)   Amended and Restated Administrative Services Agreement executed as of October 3, 2005, between Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 32 to the Registration Statement on Form N-4 for ING Life Insurance and Annuity Company and its Variable Annuity Account C, filed on April 11, 2006; File No. 033-81216.)

(8)   Amendment No. 1 dated May 17, 2006, to the Amended and Restated Administrative Services Agreement executed as of October 3, 2005, between Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 59 to the Registration Statement on Form N-4 for ING Life Insurance and Annuity Company and its Variable Annuity Account C, filed on April 13, 2012; File No. 033-76962.)

(9)   Amendment No. 2, dated November 17, 2011, to the Amended and Restated Administrative Services Agreement executed as of October 3, 2005, between Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 59 to the Registration Statement on Form N-4 for ING Life Insurance and Annuity Company and its Separate Account C, filed on April 3, 2012; File No. 033-75962.)

(10) Amendment No. 3, dated July 31, 2013, to the Amended and Restated Administrative Services Agreement executed as of October 3, 2005, between Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 for ING Life Insurance and Annuity Company and its Separate Account C, filed on April 9, 2014; File No. 333-167680.)

(11) Amendment No. 4, executed as of March 31, 2015, to the Amended and Restated Administrative Services Agreement executed as of October 3, 2005, between Franklin Templeton Services, LLC, Voya Retirement Insurance and Annuity Company, Voya Insurance and Annuity Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on May 13, 2015; File No. 333-202174.)

(12) Rule 22C-2 Agreement, entered into as of April 16, 2007, among Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 50 to the Form N-4 Registration Statement of ING Life Insurance and Annuity Company and its Variable Annuity Account C, filed on June 15, 2007; File No. 033-75962.)

(i) (1) Participation Agreement, entered into on July 15, 2001, by and among Golden American Life Insurance Company, INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 30, 2002; File No. 333-63692.)

(2) Amendment to Participation Agreement, dated as of July 13, 2001, by and among AIM Variable Insurance Funds, Golden American Life Insurance Company, and Directed Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(j) (1) Participation Agreement by and between Voya Insurance and Annuity Company, Directed Services, LLC, Waddell & Reed, Inc. and Ivy Funds Variable Insurance Portfolios. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

(k) (1) Participation Agreement dated July 13, 2001, between Golden American Life Insurance Company and Janus Aspen Series Service Shares. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 29, 2002; File No. 333-63692.)

(l) (1) First Amendment, dated November 20, 2015, to the Fund Participation Agreement, dated September 1, 2007, by and among Legg Mason Investor Services, LLC, Legg Mason Partners Variable Equity Trust, Legg Mason partners Variable Income Trust, Voya Insurance and Annuity Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 6, 2016; File No. 333-202174.)

(2) Second Amendment to the Fund Participation Agreement, dated September 1, 2007, by and among Legg Mason Investor Services, LLC, Legg Mason Partners Variable Equity Trust, Legg Mason partners Variable Income Trust, Voya Insurance and Annuity Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 6, 2016; File No. 333-202174.)

	(3)	First Amendment, dated November 20, 2015, to the Administrative Services Agreement, dated September 1, 2007, by and among Voya Insurance and Annuity Company, ReliaStar Life Insurance Company of New York and Legg Mason Investor Services, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 6, 2016; File No. 333-202174.)
	(4)	Second Amendment to the Administrative Services Agreement, dated September 1, 2007, by and among Voya Insurance and Annuity Company, ReliaStar Life Insurance Company of New York and Legg Mason Investor Services, LLC. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on April 6, 2016; File No. 333-202174.)
(m)	(1)	Form of Joinder to Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and Voya Retirement Insurance and Annuity Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)
(n)	(1)	Form of Participation Agreement between Golden American and Oppenheimer Variable Account Funds. (Incorporated herein by reference to post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 2002, File No. 333-70600).
(o)	(1)	Participation Agreement by and between PIMCO Variable Insurance Trust, Golden American Life Insurance Company and PIMCO Funds Distributors LLC. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B filed on June 23, 2000; File No. 333-33914.)
	(2)	Amendment to Participation Agreement by and between PIMCO Variable Insurance Trust, Golden American Life Insurance Company and PIMCO Funds Distributors LLC (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)
(p)	(1)	Participation Agreement among Voya Insurance and Annuity Company, Putnam Variable Trust and Putnam Retail Management Limited Partnership. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)
	(2)	Marketing and Administrative Services Agreement dated May 28, 2015, by and between Voya Insurance and Annuity Company and Putnam Retail Management Limited Partnership. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)
(q)	(1)	Participation Agreement made and entered into as of May 1, 2015, by and among Voya Life and Annuity Company and T. Rowe Price Investment Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)
	(2)	Administrative Services Agreement between Voya Life and Annuity Company and T. Rowe Price Associate, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)
	(3)	Distribution Services Agreement between Directed Services, LLC and T. Rowe Price Investment Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 7, 2015; File No. 333-202174.)

<table>
<tr><td>(r)</td><td>(1)</td><td>Fund Distribution, Administrative and Shareholder Service Agreement made and entered into as of July 25, 2016, and effective December 31, 2015, by and between Voya Insurance and Annuity Company, Directed Services, LLC and Voya Investments Distributor, LLC, Voya Balanced Portfolio, Voya Government Money Market Portfolio, Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc. Voya Variable Funds, Voya Variable Insurance Trust, Voya Variable Portfolios, Inc. and Voya Variable Products Trust. (Incorporated herein by reference to Post-Effective Amendment No. 28 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on August 30, 2016; File No. 333-133944.)</td></tr>
<tr><td></td><td>(2)</td><td>Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2007; File No. 333-47527.)</td></tr>
</table>

(9)   Opinion and Consent of Counsel

(10)   Consent of Independent Registered Public Accounting Firm

(11)   Not Applicable

(12)   Not Applicable

(13)   Powers of Attorney

Item 25   Directors and Officers of the Depositor*

Name and Principal Business Address	Positions and Offices with Depositor
Carolyn M. Johnson, One Orange Way, Windsor, CT 06095-4774	Director and President
Alain M. Karaoglan, 230 Park Avenue, New York, NY 10169	Director
Charles P. Nelson, One Orange Way, Windsor, CT 06095-4774	Director
Rodney O. Martin, Jr., 230 Park Avenue, New York, NY 10169	Director and Chairman
Chetlur S. Ragavan, 230 Park Avenue, New York, NY 10169	Director, Executive Vice President and Chief Risk Officer
Michael S. Smith, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Director and Executive Vice President, Finance
Patricia J. Walsh, 230 Park Avenue, New York, NY 10169	Executive Vice President and Chief Legal Officer
Anthony J. Brantzeg, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Actuary
C. Landon Cobb, Jr., 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
Joseph J. Elmy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Howard F. Greene, 230 Park Avenue, New York, NY 10169	Senior Vice President, Compensation
Megan A. Huddleston, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Assistant Secretary

Michael R. Katz, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President
Patrick D. Lusk, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Appointed Actuary
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Justin Smith, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Deputy General Counsel
Matthew Toms, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
Chad J. Tope, 909 Locust Street, Des Moines, IA 50309	Senior Vice President
David P. Wiland, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Chief Financial Officer
Jean Weng, 230 Park Avenue, New York, NY 10169	Senior Vice President and Assistant Secretary
Kristi L. Cooper, 909 Locust Street, Des Moines, IA 50309	Vice President, Compliance
Chad M. Eslinger, 20 Washington Avenue South, Minneapolis, MN 55401	Vice President and Chief Compliance Officer
Lisa S. Gilarde, One Orange Way, Windsor, CT 06095	Vice President
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Vice President, Compliance
Laurie Rasanen, 20 Washington Avenue South, Minneapolis, MN 55401	Vice President
Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

* These individuals may also be directors and/or officers of other affiliates of the Company.

Item 26   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Post-Effective Amendment No. 68 to the Registration Statement on Form N-4 for Voya Retirement Insurance and Annuity Company and its Variable Annuity Account C, filed on April 4, 2017; File No. 333-01107.

Item 27   Number of Contract Owners

As of February 28, 2017, there are 916 nonqualified and 91 qualified contract owners in the Voya Preferred Advantage Variable Annuity contract.

Item 28   Indemnification

Voya Insurance and Annuity Company shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Voya Insurance and Annuity as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

Voya Insurance and Annuity Company may also, to the extent permitted by law, indemnify any other person who is or was serving Voya Insurance and Annuity Company in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

Voya Insurance and Annuity Company or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Iowa, Voya Financial, Inc. maintains Professional Liability and Fidelity Bond Employment Practices liability and Network Security insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. These policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a."Cyber/IT").

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 29   Principal Underwriter

(a) In addition to the Registrant, Directed Services LLC serves as principal underwriter for all contracts issued by Voya Insurance and Annuity Company through its Separate Accounts A, B and EQ and Alger Separate Account A and ReliaStar Life Insurance Company of New York through its Separate Account NY-B and certain contracts issued by Voya Retirement Insurance and Annuity Company through its Variable Annuity Account B. Also, Directed Services LLC serves as investment advisor to Voya Investors Trust and Voya Partners, Inc.

(b) The following information is furnished with respect to the principal officers and directors of Directed Services LLC, the Registrant's Distributor.

Name and Principal Business Address	Positions and Offices with Underwriter
Chad J. Tope, 909 Locust Street, Des Moines, IA 50309	Director and President
Zachary J. Dunkin, 909 Locust Street, Des Moines, IA 50309	Director and Vice President
Kristin L. Hultgren, One Orange Way, Windsor, CT 06095-4774	Chief Financial Officer
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Chief Compliance Officer
Shaun P. Mathews, One Orange Way, Windsor, CT 06095-4774	Executive Vice President
Kimberly A. Anderson, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Senior Vice President
Megan A. Huddleston, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Assistant Secretary
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Michael J. Roland, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Senior Vice President
Stanley D. Vyner, 230 Park Avenue, 13th Floor, New York, NY 10169	Senior Vice President
Jean Weng, 230 Park Avenue, New York, NY 10169	Senior Vice President and Assistant Secretary
Debra M. Bell, 8055 East Tuft Avenue, Suite 710, Denver, CO 80237	Vice President and Assistant Treasurer
Sara M. Donaldson, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Vice President

Micheline S. Faver, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Vice President, Investment Adviser Chief Compliance Officer
Jody I. Hrazanek, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Halvard Kvaale, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Todd R. Modic, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Vice President
Jason W. Rausch, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Kevin J. Reimer, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
Kimberly K. Springer, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Vice President
May F. Tong, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Paul L. Zemsky, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Huey P. Falgout, Jr., 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Assistant Secretary
Angelia M. Lattery, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Tina M. Schultz, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	2016 Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Other Compensation
Directed Services LLC	$172,865,607	$0	$0	$0

Item 30   Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by the Depositor and located at: 909 Locust Street, Des Moines, Iowa 50309, 1475 Dunwoody Drive, West Chester, PA 19380 and at 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390.

Item 31   Management Services

None.

Item 32   Undertakings

- Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted;
- Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and
- Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Representations

- The account meets the definition of a "separate account" under federal securities laws.
- Voya Insurance and Annuity Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by Voya Insurance and Annuity Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account B of Voya Insurance and Annuity Company, has duly caused this Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 to be signed on its behalf by the undersigned, duly authorized, in the Town of Windsor, State of Connecticut, on the 4th day of April, 2017.


SEPARATE ACCOUNT B
(Registrant)

By: VOYA INSURANCE AND ANNUITY COMPANY
(Depositor)


By: <u>Carolyn M. Johnson*</u>
         Carolyn M. Johnson
         President
         (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 to the Registration Statement has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title	Date
<u>Carolyn M. Johnson*</u> Carolyn M. Johnson	Director and President (principal executive officer)	
<u>Alain M. Karaoglan*</u> Alain M. Karaoglan	Director	
<u>Rodney O. Martin, Jr.*</u> Rodney O. Martin, Jr.	Director	
<u>Charles P. Nelson*</u> Charles P. Nelson	Director	April 4, 2017
<u>Chetlur S. Ragavan*</u> Chetlur S. Ragavan	Director	
<u>Michael S. Smith*</u> Michael S. Smith	Director	
<u>David P. Wiland*</u> David P. Wiland	Senior Vice President and Chief Financial Officer (principal financial officer)	
<u>C. Landon Cobb, Jr.*</u> C. Landon Cobb, Jr.	Senior Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ <u>J. Neil McMurdie</u>
         J. Neil McMurdie
         * Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit
24(b)(8)(f)(2)	Form of First Amendment to Fund Participation Agreement, effective as of April 1, 2017, by and among Voya Retirement Insurance and Annuity Company, Voya Insurance and Annuity Company and Federated Securities Corp.
24(b)(8)(f)(3)	Form of 12b-1 Agreement, as of April 1, 2017, between Federated Securities Corp. and Directed Services LLC
24(b)(9)	Opinion and Consent of Counsel
24(b)(10)	Consent of Independent Registered Public Accounting Firm
24(b)(13)	Powers of Attorney